Filed Pursuant to Rule 424(b)(4)
Registration No. 333-257733

12,133,333 Shares

Common Stock

We are offering 12,133,333 shares of our common stock. This is the initial public offering of our common stock.

Prior to this offering, there has been no public market for our shares. The initial public offering price is $15.00 per share. Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “ICVX.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our common stock under the heading “Risk Factors” starting on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission approved or disapproved of the securities that may be offered under this prospectus, nor have any of these organizations determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$15.00	$181,999,995.00
Underwriting discount (1)	$1.05	$12,739,999.65
Proceeds, before expenses, to us	$13.95	$169,259,995.35

(1)	We refer you to “Underwriting” beginning on page 179 of this prospectus for additional information regarding underwriting compensation.

Delivery of the shares of common stock is expected to be made on or about August 2, 2021.

We have granted the underwriters an option for a period of 30 days to purchase an additional 1,819,999 shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $14,650,998.60, and the total proceeds to us, before expenses, will be $194,648,981.40.

Jefferies	Cowen	Evercore ISI	William Blair

The date of this prospectus is July 28, 2021.

Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including August 22, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the Company” and “Icosavax” refer to Icosavax, Inc.

Overview

We are a biopharmaceutical company leveraging our innovative virus-like particle (VLP) platform technology to develop vaccines against infectious diseases, with an initial focus on life-threatening respiratory diseases. Our VLP platform technology is designed to enable multivalent, particle-based display of complex viral antigens, which we believe will induce broad, robust, and durable protection against the specific viruses targeted. Our pipeline includes vaccine candidates targeting some of the most prevalent viral causes of pneumonia. We are developing these candidates for older adults, a patient population with high unmet need. Our vaccine candidate IVX-A12 is a bivalent candidate, or a mixture of two different VLP candidates. IVX-A12 combines IVX-121, a vaccine candidate designed to target respiratory syncytial virus (RSV), and IVX-241, a vaccine candidate designed to target human metapneumovirus (hMPV). There are currently no vaccines approved for either RSV or hMPV, which are two common causes of pneumonia in older adults. We filed a clinical trial application (CTA) for IVX-121 with the regulatory authority in Belgium (FAMHP) in June 2021 and plan to initiate a clinical trial of IVX-121 in the second half 2021, with topline data expected in the first half of 2022. Assuming favorable results from the IVX-121 clinical trial and favorable preclinical data for IVX-241, we plan to submit an investigational new drug application (IND) to the U.S. Food and Drug Administration (FDA) in the first half of 2022 and, thereafter, initiate a clinical trial of our combination vaccine candidate, IVX-A12. Additionally, we are developing two severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) vaccine candidates, IVX-411 and IVX-421, and initiated a Phase 1/2 clinical trial of IVX-411 in Australia in June 2021, with proof-of-concept data expected in the first half of 2022. We believe that our pipeline and platform can deliver a meaningful impact globally in preventing life-threatening infectious diseases.

Global Vaccine Market Opportunity

The global market for vaccines was over $50 billion in 2020, of which over $12.5 billion was from vaccines for influenza and pneumococcus, two of the leading causes of pneumonia. Lower respiratory infection, including pneumonia, is the leading cause of death and hospitalization from infections and the fourth highest cause of death globally. Older adults are particularly susceptible to respiratory pathogens and it is estimated that prior to COVID-19, lower respiratory infection caused over one million deaths globally in people over the age of 70 every year. RSV is estimated to cause 177,000 hospitalizations and 14,000 deaths in adults 65 years of age or older annually in the United States alone. Many of the viral causes of pneumonia have no approved vaccines, limited treatment options, and result in high morbidity and mortality in the older adult population. There are currently no marketed vaccines for RSV or hMPV, two common causes of pneumonia.

Our Two-Component Computationally Designed VLP Technology

Our technology platform is based on the VLP approach to vaccine development. VLPs enable multivalent display of antigens in a manner that closely resembles viruses but contain no genetic material. Approved vaccines that are derived from naturally occurring VLPs have shown efficacy when formulated as combination vaccines and have shown the ability to induce high and sustained levels (titers) of neutralizing antibodies (nAbs) in adults, which have generally been associated with protective immunity. However, VLPs engineered to display complex viral antigens have in general been difficult to develop or successfully manufacture at scale, limiting the pathogens that can be addressed by this approach.

Our vaccine technology was licensed from the Institute for Protein Design at the University of Washington (UW IPD) and is designed to enable the application of VLP-based vaccines against a broader array of pathogens than has been possible with naturally occurring VLPs and to overcome the manufacturing challenges experienced with these VLPs as well as other VLP technologies. Our licensed VLP technology encompasses VLPs formed from two protein components that are separately produced using traditional recombinant protein manufacturing techniques. The antigenic Component A consists of a trimeric protein that is genetically fused to the target antigen of interest and produced in eukaryotic cells. The second protein, Component B, is a pentameric structural protein that is produced by bacterial fermentation and is common across all candidates in our pipeline.

Using our VLP platform technology we engineer vaccine candidates comprised of self-assembling proteins that are designed to have the following potential benefits:

∎

Robust, durable, and broad immune responses. The icosahedral symmetry of our VLPs mimics viral geometry and is designed to allow for increased antigen density. In addition, we believe our VLPs are within the optimal size range (20-100 nm) that enables efficient trafficking to the lymph nodes as seen with natural VLPs. Both increased antigen density and lymph node trafficking are known to trigger robust B cell immune responses. We believe that preclinical data support the potential of our platform to generate VLPs that induce high nAb levels, durable immunogenicity and cross-protection against related viral strains.

∎	Potential to display complex heterologous antigens. Our approach allows for the multivalent display of complex antigens that would not normally form into VLPs.

∎

Highly scalable manufacturing and ease of purification. Our two-component technology facilitates the use of standard, scalable recombinant protein methods for vaccine manufacturing and purification with well-established cell line and fermentation technologies.

∎	Increased antigen stability. Our VLPs are designed to confer increased stability to our vaccine candidates, which we believe will allow for improved storage and distribution.

Our Programs

Our initial focus is on developing vaccine candidates for viral causes of pneumonia in older adults. The following chart summarizes our current candidates.

*^	VLP technology underlying all candidates is licensed from the University of Washington
*	Icosavax does not plan to pursue the IVX-121 RSV monovalent candidate as a standalone candidate for RSV in older adults, and plans to transition development to the IVX-A12 bivalent RSV/hMPV candidate following Phase 1. The RSV antigen incorporated into IVX-121 is licensed from the National Institutes of Health; key mutations in the hMPV antigen incorporated into IVX-A12 are licensed from the National Institute of Health and the University of Texas at Austin
^	Icosavax has worldwide nonexclusive rights with exception of South Korea (which is not included in the licensed territory), which will convert to exclusive rights in North America and Europe (including Switzerland and United Kingdom) starting in 2025, with non-exclusivity maintained elsewhere.

IVX-A12 (RSV-hMPV vaccine candidate), a bivalent combination of IVX-121 (RSV vaccine candidate) and IVX-241 (hMPV vaccine candidate)

IVX-A12 is a bivalent combination of IVX-121, which is designed to target RSV, and IVX-241, which is designed to target hMPV. IVX-121 and IVX-241 have been designed to display prefusion stabilized F antigens of RSV and hMPV, respectively. The F (fusion) proteins of these viruses are critical for viral entry. F proteins are also one of the main targets for nAbs and are a focus of most vaccine efforts for respiratory viruses such as RSV and hMPV. We have licensed a prefusion stabilized form of the RSV F antigen, DS-Cav1, from the National Institutes of Health (NIH) that has been demonstrated in clinical trials conducted by the NIH to be a robust immunogen. An initial clinical trial with DS-Cav1 showed an induction of nAb titers much higher than had previously been seen with other vaccine approaches to RSV. We have incorporated DS-Cav1 into our VLP candidate IVX-121. Preclinical data with hMPV antigens provide support for the F antigen as a potential target for protective immunity, and we have incorporated a prefusion F antigen into our VLP candidate IVX-241. The prefusion F antigen in IVX-241 incorporates key mutations that we have licensed from the NIH and the University of Texas at Austin (UT). We plan to assess different ratios of IVX-121 and IVX-241 in preclinical studies in an effort to identify the ratio least likely to induce immunologic interference between product candidates prior to initiating clinical trials of IVX-A12. We also plan to conduct a Phase 2 clinical trial to evaluate the optimal ratio of IVX-121 to IVX-241 in humans. We believe that multivalent display of these prefusion F antigens on the surface of our VLPs has the potential to induce a robust nAb response capable of conferring protection against infection of both viruses, which we also plan to assess in clinical trials.

We plan to initiate clinical development of IVX-A12 with a clinical trial of IVX-121. We filed a CTA in Belgium for IVX-121 in June 2021 and plan to initiate a Phase 1/1b clinical trial in the second half of 2021 to assess the safety and immunogenicity of IVX-121 in adults aged 18-45 and 60-75. We expect to report topline data from this trial in the first half of 2022. Assuming favorable results, we plan to submit an IND to the FDA and, thereafter, initiate a Phase 1 clinical trial of IVX-A12 to assess its safety and immunogenicity in adults aged 18-45 and 60-85, though we have not yet discussed this development plan with the FDA. We believe that a bivalent VLP vaccine targeting RSV and hMPV is the optimal approach to prevent these two common causes of pneumonia, neither of which has an approved vaccine to date.

SARS-CoV-2

In addition to RSV and hMPV, we are developing two SARS-CoV-2 VLP vaccine candidates, IVX-411 and IVX-421. IVX-411 is designed to present 60 copies of the receptor binding domain (RBD) protein from the SARS-CoV-2 virus strain first identified in China (original viral strain). IVX-421 has been designed with a similar structure and incorporates the key B.1.351 RBD mutations found in the variant strain first identified in South Africa (beta variant strain). For our SARS-CoV-2 candidates, we have a license from the University of Washington (UW) that is nonexclusive worldwide, with the exception of South Korea (which is not included in the licensed territory). This license will become exclusive in the United States, Canada, Mexico and Europe (including Switzerland and United Kingdom) starting in 2025 with non-exclusivity maintained elsewhere. SK Biosciences (SK) has also licensed the technology for use in SARS-CoV-2 vaccines. SK has initiated a Phase 1/2 clinical trial in South Korea, and has recently submitted an IND to the South Korea Ministry of Food and Drug Safety (South Korea MFDS) for a Phase 3 clinical trial, for a product candidate similar to IVX-411 and is also pursuing variant vaccine candidates.

The SARS-CoV-2 vaccine landscape is currently very crowded, with several vaccines having received Emergency Use Authorization (EUA) from the FDA and similar authorizations from other regulatory authorities, as well as additional vaccine candidates in development. However, we believe that given the global demand for SARS-CoV-2 vaccines, our vaccine candidates, if successfully developed and approved, may help address specific gaps in access, either as primary vaccines or as boosters to already authorized vaccines. In October 2020, we announced a grant for $10 million, awarded by the Bill & Melinda Gates Foundation, a global non-profit dedicated to improving global health. We are using this grant to evaluate IVX-411 in a Phase 1/2 clinical trial that we initiated in Australia in June 2021 where we plan to assess its safety and potential to induce a robust functional immune response against the original viral strain as well as emerging viral variants. In this clinical trial, we will also be evaluating the potential of IVX-411 to stimulate increased nAb titers in previously vaccinated individuals for its potential use as a booster vaccine. We are also planning to conduct a Phase 2 clinical trial to evaluate the potential of IVX-411 to stimulate increased nAb titers in previously infected individuals. We will evaluate our plans for the clinical development of IVX-421 based on the initial results from these trials as well as the results of additional preclinical studies planned to evaluate IVX-421.

Our Strategy

Our goal is to utilize our VLP platform technology to develop vaccines against infectious diseases with an initial focus on life-threatening respiratory diseases. Key elements of our strategy include:

∎	advancing our combination RSV-hMPV VLP vaccine candidate, IVX-A12, through clinical development and regulatory approval for the prevention of respiratory disease and pneumonia in older adults;

∎	leveraging our VLP platform technology to pursue additional vaccine candidates in indications with high unmet need;

∎	building manufacturing scale-up capability early in the development process;

∎	further optimizing our VLP platform technology; and

∎	maximizing the value of our vaccine candidates through selective partnerships.

Our Team and Investors

We were formed in 2017 to advance the breakthrough VLP technology from the UW IPD with the goal to discover, develop, and commercialize vaccines against infectious diseases. We have assembled an experienced management team, board of directors, and scientific advisory board, who bring extensive industry experience to our company. Our scientific co-founders, Neil King and David Baker, are world leaders in protein design. The Chair of our Board of Directors, Tachi Yamada, is a leader in vaccine development, as the previous head of Global Health at the Bill & Melinda Gates Foundation as well as the previous Chief Medical and Scientific Officer at Takeda responsible for expanding their vaccine business unit. Our CEO, Adam Simpson, has over 20 years of experience in the biotechnology industry, and previously served as CEO of PvP Biologics, a company based on IPD recombinant protein technology, which was acquired by Takeda. Other members of our executive team have deep experience in discovering, developing, manufacturing, and commercializing pharmaceuticals, including vaccines. This includes having worked at major pharmaceutical companies such as GlaxoSmithKline, Novartis, Takeda, Gilead, and Merck.

Since our inception we have raised over $150 million from leading investors in the life science and biotechnology industry. Investors with 5% or greater ownership are Qiming Venture Partners USA, Adams Street Partners, RA Capital Management, Sanofi Ventures and ND Capital.

Summary of Risks Related to Our Business

Our ability to execute our business strategy is subject to numerous risks, as more fully described in “Risk Factors” immediately following this Prospectus Summary. These risks include, among others:

∎

We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

∎

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.

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We are early in our development efforts and all but one of our development programs are still in preclinical development. If we are unable to successfully develop, obtain regulatory approval or ultimately commercialize vaccine candidates, or experience significant delays in doing so, our business will be materially harmed.

∎

Our approach to the discovery and development of vaccine candidates is unproven, including our plan to pursue combination vaccine candidates using our VLP technology, and we do not know whether we will be able to develop any products of commercial value, or if competing approaches will limit the commercial value of our vaccine candidates.

∎

Our business is highly dependent on the success of IVX-A12, which is in the early stages of development. If we are unable to obtain approval for IVX-A12 or effectively commercialize IVX-A12, our business would be significantly harmed.

∎

Preclinical and clinical development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. We have not completed clinical trials for any of our vaccine candidates and we may not have favorable results in preclinical studies or clinical trials, or receive regulatory approval on a timely basis, if at all.

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Any difficulties or delays in the commencement or completion, or the termination or suspension, of our planned clinical trials could result in increased costs to us, delay or limit our ability to generate revenue or adversely affect our commercial prospects.

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We rely on third parties to conduct many of our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, our development programs and our ability to seek or obtain regulatory approval for or commercialize our vaccine candidates may be delayed.

∎

We rely on third parties for the manufacture of our vaccine candidates for preclinical and clinical development and expect to continue to do so for the foreseeable future. This reliance on third parties increases the risk that we will not have sufficient quantities of our vaccine candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

∎

We face significant competition, and if our competitors develop technologies or vaccine candidates more rapidly than we do or their technologies are more effective, our business and our ability to develop and successfully commercialize products may be adversely affected.

∎

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

∎	Our business is subject to risks arising from the COVID-19 pandemic and other epidemic diseases.

∎

If we are unable to obtain and maintain patent protection for our vaccine candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our vaccine candidates may be adversely affected.

∎

We rely heavily on certain license agreements with the UW and also depend on intellectual property licensed from other third parties, and these licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated, or if disputes regarding these licenses arise, we could lose significant rights that are important to our business.

Corporate Information

We were originally founded as a Delaware corporation on November 1, 2017. Our principal executive offices are located at 1616 Eastlake Avenue E., Suite 208, Seattle, Washington 98102, and our telephone number is (206) 737-0085. Our website address is www.icosavax.com. The information contained in, or accessible through, our website does not constitute part of this prospectus. We have included our website address as an inactive textual reference only.

We use our trademarks in this prospectus as well as trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). As an emerging growth company, we may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

∎

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

∎	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley);

∎

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;

∎	reduced disclosure obligations regarding executive compensation; and

∎	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the Securities Act), which such fifth anniversary will occur in 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the Exchange Act), our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information in this prospectus and that we provide to our stockholders in the future may be different than what you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Common stock offered by us	12,133,333 shares.

Common stock to be outstanding immediately after this offering	37,509,898 shares (or 39,329,897 shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to a total of 1,819,999 additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $165.8 million (or approximately $191.1 million if the underwriters exercise their option to purchase additional shares in full), based on the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering, together with our existing cash and restricted cash, to fund the continued development of IVX-A12, to fund ongoing development of our other vaccine candidates and for research and development and general and administrative headcount costs, cross-program research and development activities, and other general corporate purposes and working capital. See the section titled “Use of Proceeds.”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Directed share program	At our request, the underwriters have reserved up to 5% of the shares offered by this prospectus for sale at the initial public offering price in a directed share program to our directors, officers, employees and related persons. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Directed shares purchased in the program will not be subject to a lock-up restriction, with the exception of directed shares purchased by our directors and officers, which will be subject to a 180-day lock-up restriction. See the section titled “Underwriting” for additional information.

Nasdaq Global Select Market symbol	ICVX

The number of shares of our common stock to be outstanding after this offering set forth above is based on 25,376,565 shares of our common stock outstanding as of March 31, 2021, including 849,884 shares subject to forfeiture or our right of repurchase, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 21,634,898 shares of our common stock immediately prior to the closing of this offering, and excludes:

∎	1,717,446 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2021, at a weighted-average exercise price of $1.00 per share;

∎	3,413,872 shares of common stock issuable upon the exercise of stock options granted after March 31, 2021, at a weighted-average exercise price of $6.13 per share;

∎

1,051,500 shares of our common stock issuable upon the exercise of stock options to be granted in connection with this offering under our 2021 Incentive Award Plan (the 2021 Plan), which became effective in connection with this offering, to certain of our executive officers, directors, employees and consultants, at an exercise price equal to the initial public offering price in this offering;

∎

355,750 shares of our common stock issuable upon the vesting of restricted stock units granted to certain of our executive officers, directors, employees and consultants under the 2021 Plan in connection with this offering;

∎

the remaining 4,067,465 shares of common stock reserved for future issuance under the 2021 Plan after giving effect to the issuance of the options and restricted stock units described above (which number includes 874,715 shares of common stock reserved for issuance under our 2017 Equity Incentive Plan (the 2017 Plan), which shares were added to the 2021 Plan upon its effectiveness, but does not include any potential evergreen increases pursuant to the terms of the 2021 Plan); and

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400,000 shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (the ESPP), which became effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the ESPP).

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

∎

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the closing of this offering;

∎	the automatic conversion of all outstanding shares of our convertible preferred stock into 21,634,898 shares of our common stock immediately prior to the closing of this offering;

∎	a one-for-4.1557 reverse stock split of our common stock, which we effected on July 21, 2021;

∎	no exercise of the outstanding options described above; and

∎	no exercise by the underwriters of their option to purchase 1,819,999 additional shares of our common stock.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data as of and for the periods indicated. We have derived the summary statements of operations and comprehensive loss data for the years ended December 31, 2019 and 2020 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statements of operations and comprehensive loss data for the three months ended March 31, 2020 and 2021 and the summary balance sheet data as of March 31, 2021 from our unaudited interim condensed financial statements included elsewhere in this prospectus. Our unaudited interim condensed financial statements have been prepared on a basis consistent with our audited financial statements and, in the opinion of management, reflect all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands, except share and per share data)
Statement of Operations and Comprehensive Loss Data:
Grant revenue	$—	$1,616	$—	$2,001
Operating expenses:
Research and development	$4,157	$17,667	$2,920	$5,553
General and administrative	1,241	2,659	612	1,091

Total operating expenses	5,398	20,326	3,532	6,644

Loss from operations	(5,398)	(18,710)	(3,532)	(4,643)
Other income (expense):
Change in fair value of derivative liability	—	187	—	(205)
Loss on extinguishment of convertible promissory note	—	—	—	(754)
Interest and other income (expense)	101	(331)	61	(249)

Total other income (expense)	101	(144)	61	(1,208)

Net loss and comprehensive loss	$(5,297)	$(18,854)	$(3,471)	(5,851)
Series 1 preferred stock dividends	(272)	—	—	—
Series 1 preferred stock extinguishment	(400)	—	—	—

Net loss attributable to common stockholders	$(5,969)	(18,854)	$(3,471)	$(5,851)

Net loss per share attributable to common stockholders, basic and diluted (1)	$(3.76)	$(8.40)	$(1.76)	$(2.11)

Weighted-average shares of common stock outstanding, basic and diluted (1)	1,588,083	2,245,223	1,976,305	2,769,962

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (2)		$(1.82)		$(0.35)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited) (2)		10,240,553		15,213,880

(1)	See Note 2 to our audited financial statements and Note 2 to our unaudited interim condensed financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per share attributable to common stockholders and the number of shares used in the computation of the per share amounts.

(2)	The calculations for the unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, for the year ended December 31, 2020, exclude the $187,000 change in fair value of the derivative liability and $417,000 of interest expense from the convertible notes, resulting in pro forma net loss attributable to common stockholders of $18.6 million for the year ended December 31, 2020. The unaudited pro forma weighted average common shares outstanding, basic and diluted, assume the conversion of all our outstanding shares of preferred stock into 7,748,113 shares of our common stock, as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later, and the conversion of our convertible notes into shares of our common stock, resulting in an additional 247,197 weighted average shares of our common stock.

The calculations for the unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, for the three months ended March 31, 2021, exclude the $205,000 change in fair value of the derivative liability and $264,000 of interest expense from the convertible notes, resulting in pro forma net loss attributable to common stockholders of $5.4 million for the three months ended March 31, 2021. The unaudited pro forma weighted average common shares outstanding, basic and diluted, assume the conversion of all our outstanding shares of preferred stock into 11,866,263 shares of our common stock, as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later, and the conversion of our convertible notes into shares of our common stock, resulting in an additional 577,655 weighted average shares of our common stock.

	AS OF MARCH 31, 2021
	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED (2)
	(unaudited) (in thousands)
Balance Sheet Data:
Cash and restricted cash	$124,961	$124,961	$290,721
Working capital (3)	119,539	119,539	285,299
Total assets	125,411	125,411	291,090
Total liabilities	5,959	5,959	5,959
Convertible preferred stock	151,638	—	—
Accumulated deficit	(32,949)	(32,949)	(32,949)
Total stockholders’ (deficit) equity	(32,186)	119,452	285,131

(1)	Gives effect to (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 21,634,898 shares of our common stock and the related reclassification of the convertible preferred stock to permanent equity in connection with the closing of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering.

(2)	Gives effect to (i) the pro forma adjustments set forth above and (ii) our sale of 12,133,333 shares of common stock in this offering at the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, before making an investment decision. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Limited Operating History, Financial Position and Capital Requirements

We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are a biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We commenced operations in 2017, and, to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, in-licensing intellectual property rights related to and developing our VLP platform technology, identifying vaccine candidates, establishing our intellectual property portfolio, process development for manufacturing, manufacturing our product candidates to support preclinical studies and clinical trials, and preparing for our ongoing and planned preclinical studies and clinical trials. Our approach to the discovery and development of vaccine candidates based on our VLP platform technology is unproven, and we do not know if any of our vaccine candidates will succeed in clinical development or become products of commercial value.

Only one of our vaccine candidates is in the clinical stage and the rest are in the preclinical stage. We have not yet completed any clinical trials, obtained regulatory approvals, manufactured a commercial-scale product or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they would be if we had a history of successfully developing and commercializing vaccines.

We have incurred significant operating losses since our inception. We do not have any products approved for sale and have not generated any revenue since our inception. If our vaccine candidates are not successfully developed and approved, we may never generate any significant revenue. Our net losses were $5.3 million and $18.9 million for the years ended December 31, 2019 and December 31, 2020, respectively, and $5.9 million for the three months ended March 31, 2021. As of March 31, 2021, we had an accumulated deficit of $32.9 million. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. All of our vaccine candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we continue our development of, seek regulatory approval for and potentially commercialize any of our vaccine candidates and seek to identify, assess, acquire, in-license or develop additional vaccine candidates.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our vaccine candidates, obtaining regulatory approval for these vaccine candidates, and manufacturing, marketing and selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may have an adverse effect on the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our vaccine candidates or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.

The development of vaccine candidates is capital-intensive. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct our ongoing and planned preclinical studies and clinical trials for our vaccine candidates and seek regulatory approval for our current vaccine candidates and any future vaccine candidates we may develop. In addition, if we are able to progress our vaccine candidates through development and commercialization, we will need to make milestone payments to the licensors and other third parties from whom we have in-licensed or acquired our VLP platform technology or other technologies necessary for our vaccine candidates. If we obtain regulatory approval for any of our vaccine candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Because the outcome of any preclinical study or clinical trial is highly uncertain, we cannot reliably estimate the actual amounts necessary to successfully complete the development and commercialization of our vaccine candidates. Furthermore, following the completion of this offering, we expect to incur additional costs associated with operating as a public company.

Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and restricted cash, will enable us to fund our operations through at least 2024. We have based these estimates on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. The net proceeds of this offering, together with our existing cash and restricted cash, will not be sufficient to complete development of IVX-A12, IVX-411, or any other vaccine candidate, and after this offering, we will require substantial capital in order to advance our current and future vaccine candidates through clinical trials, regulatory approval and commercialization. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Our operating plans and other demands on our cash resources may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other capital sources, including potential collaborations, licenses, non-dilutive sources of financing, such as grants, and other similar arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our vaccine candidates.

Our future capital requirements will depend on many factors, including, but not limited to:

∎

the initiation, type, number, scope, results, costs and timing of, our ongoing and planned preclinical studies and clinical trials of our vaccine candidates or other potential product candidates we may choose to pursue in the future, including any modifications to our preclinical or clinical development plans based on feedback that we may receive from regulatory authorities;

∎	the costs and timing of manufacturing for current or future product candidates, including commercial scale manufacturing, if any product candidate is approved;

∎	the costs, timing and outcome of regulatory reviews of current or future product candidates;

∎	any delays and cost increases that may result from the COVID-19 pandemic;

∎	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

∎	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting;

∎	the costs associated with hiring additional personnel and consultants as our business grows, including additional executive officers and clinical development personnel;

∎	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

∎	the timing and amount of the milestone or other payments we must make to current and future licensors;

∎	the costs and timing of establishing or securing sales and marketing capabilities if any current or future product candidates are approved;

∎	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

∎	vaccine recipients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors; and

∎	costs associated with any products or technologies that we may in-license or acquire.

Further, identifying potential vaccine candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our vaccine candidates. If approved, our vaccine candidates may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or vaccine candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses and other similar arrangements. In addition, though we may seek non-dilutive grant funding or collaborations to fund the continued development, preclinical studies and clinical trials of our Sars-CoV-2 vaccine candidates, we may not be successful in securing such funding in a sufficient amount, if at all. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

If we raise additional funds through future collaborations, licenses and other similar arrangements, we may be required to relinquish valuable rights to our future revenue streams, research programs, vaccine candidates or proprietary technology, or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to us, we would be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market vaccine candidates that we might otherwise prefer to develop and market ourselves.

Risks Related to the Discovery, Development and Regulatory Approval of Our Vaccine Candidates

We are early in our development efforts and all but one of our development programs are still in preclinical development. If we are unable to successfully develop, obtain regulatory approval or ultimately commercialize vaccine candidates, or experience significant delays in doing so, our business will be materially harmed.

We are early in our development efforts and have only one vaccine candidate, IVX-411, in clinical development and four vaccine candidates, IVX-121, IVX-241, IVX-421 and IVX-A12, in preclinical development. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our vaccine candidates. The success of our vaccine candidates will depend on several factors, including the following:

∎

successful completion of preclinical studies with favorable results, including toxicology and other studies designed to be compliant with good laboratory practices (GLP) and dose finding studies in animals;

∎

acceptance of INDs by the FDA, or of similar regulatory filings by comparable foreign regulatory authorities for the conduct of clinical trials of our vaccine candidates and our proposed design of future clinical trials;

∎	successful initiation and enrollment of clinical trials and completion of clinical trials with favorable results;

∎	demonstrating the safety, purity, immunogenicity and efficacy of our vaccine candidates to the satisfaction of applicable regulatory authorities;

∎	receipt of marketing approvals from applicable regulatory authorities, including approvals of biologics license applications (BLAs) from the FDA, and maintaining such approvals;

∎	making arrangements with our third-party manufacturers for, or establishing, commercial manufacturing capabilities;

∎	establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

∎	establishing and maintaining patent and trade secret protection or regulatory exclusivity for our vaccine candidates;

∎	maintaining an acceptable safety profile of our products following approval; and

∎	maintaining and growing an organization of people who can develop and commercialize our products and technology.

In addition, our development plan for our IVX-A12 program targets the population of adults greater than 60 years of age. Our interactions and feedback from regulatory agencies could limit our target population to a subset of this population such as a more narrow age range or individuals without certain underlying health conditions common within this age range. These restrictions could negatively impact our ability to complete clinical trials along our planned timeline and could limit our commercial potential.

If we are unable to develop, obtain regulatory approval for, or, if approved, successfully commercialize our vaccine candidates, we may not be able to generate sufficient revenue to continue our business.

Our approach to the discovery and development of vaccine candidates is unproven, including our plan to pursue combination vaccine candidates using our VLP technology, and we do not know whether we will be able to develop any products of commercial value, or if competing approaches will limit the commercial value of our vaccine candidates.

The success of our business depends primarily upon our ability to identify, develop and commercialize our vaccine candidates based on our VLP platform technology. While there are a number of approved vaccines based on VLPs, we have not yet succeeded and may not succeed in demonstrating safety, purity, immunogenicity, and/or efficacy for any vaccine candidates based on our VLP platform technology in clinical trials or in obtaining marketing approval thereafter. IVX-A12 is in the late preclinical development stage, and we have not yet submitted an IND or commenced or completed any clinical trials for this candidate. In addition, while we believe our pipeline will yield multiple additional INDs for our development programs in the future, we may not be successful in our discovery efforts, and even if successful, we may not be able to submit INDs and have such INDs authorized to enable us to commence clinical trials on the timelines we expect, if at all. Our research methodology and VLP technology may be unsuccessful in identifying additional vaccine candidates, and any vaccine candidates may be shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing or make the vaccine candidates unmarketable or unlikely to receive marketing approval. If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations. Further, because all of our vaccine candidates and development programs are based on our VLP platform, adverse developments with respect to one of our programs may have a significant adverse impact on the actual or perceived likelihood of success and value of our other programs.

In addition, we are in the process of developing combination candidates using our VLP technology, such as IVX-A12, which we have not tested in clinical trials. Combining multiple vaccine candidates may result in immunologic interference between vaccine candidates, which may reduce the immunogenicity of either or both of the combined vaccine candidates. We will not be able to ascertain the degree of immunologic interference, if any, between any vaccine candidates within any of our combined vaccine candidates in humans until our Phase 2 clinical trials.

We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process based on our VLP platform technology or transferring that process to third-party manufacturers, which may prevent us from completing our clinical trials or commercializing our vaccine candidates on a timely or profitable basis, if at all. In addition, since we have not yet completed a clinical trial, we do not know the specific doses that may be effective in clinical trials or, if approved, commercially. Any delays in finding a suitable dose may delay our anticipated clinical development timelines.

In addition, the biotechnology and biopharmaceutical industries are characterized by rapidly advancing and often competing technologies. Our future success will depend in part on our ability to maintain a competitive position with our VLP platform technology. While we believe that clinical data has shown that VLPs may perform more effectively than soluble proteins, to our knowledge there are no published clinical trials conducting a head-to-head comparison. Further, some preclinical studies have suggested that soluble proteins may perform with equal or greater efficacy than VLPs. For example, in certain preclinical studies of IVX-121, IVX-121 induced similar increases in nAb titers as soluble DS-Cav1 at high dose levels, and a formulation of IVX-121 using Adjuphos induced similar increases in nAb titers as soluble DS-Cav1 formulated with Adjuphos. If we fail to develop VLP technology superior to soluble proteins, or if we otherwise fail to stay at the forefront of technological change in utilizing our VLP platform to create and develop vaccine candidates, we may be unable to compete effectively. Our competitors may render our VLP platform technology obsolete, or limit the commercial value of our vaccine candidates, through advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages that we believe we derive from our scientific approach and technologies. By contrast, adverse effects using VLP technologies generally may negatively impact the actual or perceived value of our VLP platform technology and potential of our vaccine candidates. If any of these events occur, we may be forced to abandon our development efforts for our vaccine candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations.

Our business is highly dependent on the success of IVX-A12, which is in the early stages of development. If we are unable to obtain approval for IVX-A12 or effectively commercialize IVX-A12, our business would be significantly harmed.

We have invested a significant portion of our efforts and financial resources in developing our lead candidate, IVX-A12, a bivalent combination of our vaccine candidates IVX-121 and IVX-241. To date, we have only conducted independent preclinical studies of IVX-121 and IVX-241. We have not commenced clinical testing of IVX-121 or IVX-241, nor have we initiated clinical trials of the combination of these vaccine candidates in IVX-A12. Although IVX-121 and IVX-241 have produced successful results in animal studies, IVX-A12 may not demonstrate the same properties in humans and may interact with human biological systems in unforeseen, ineffective or harmful ways. Our business prospects are highly dependent on our ability to develop, obtain marketing approval for and successfully commercialize IVX-A12, which will require us to succeed in a range of challenging activities that are subject to numerous risks and uncertainties, including those described in this “Risk Factors” section. Many of these risks and uncertainties are beyond our control, including the clinical development and regulatory approval process; potential threats to our intellectual property rights; and the manufacturing, marketing and sales efforts of any current or future third-party contractors. Furthermore, given the early stage of development of IVX-A12, it will be years before we are potentially able to demonstrate the safety and efficacy of IVX-A12 sufficient to warrant marketing approval, and we may never be able to do so. If we are unable to develop, receive marketing approval for and successfully commercialize IVX-A12, or if we experience delays as a result of any of these factors or otherwise, our business would be significantly harmed.

Preclinical and clinical development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. We have not completed clinical trials for any of our vaccine candidates and we may not have favorable results in preclinical studies or clinical trials, or receive regulatory approval on a timely basis, if at all.

Preclinical and clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. We cannot guarantee that any preclinical studies or clinical trials will be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. Despite promising preclinical or clinical results, any vaccine candidate can unexpectedly fail at any stage of preclinical or clinical development. The historical failure rate for vaccine candidates in our industry is high, particularly in the early stages of development.

The results from preclinical studies or clinical trials of a vaccine candidate or a competitor’s vaccine candidate in the same class may not predict the results of later clinical trials of such vaccine candidate, and interim, topline, or preliminary results of a clinical trial are not necessarily indicative of final results. Vaccine candidates in later stages of clinical trials may fail to show the desired safety and efficacy characteristics despite having progressed through preclinical studies and initial clinical trials. While we have conducted certain preclinical studies of certain of our vaccine candidates, we do not know whether they or our other potential vaccine candidates will perform in future clinical trials as they have performed in these prior studies. Specifically, immunosenescence in older adults (our targeted population) cannot be fully replicated in preclinical studies, which increases the risk that the results at certain dose levels or formulations of our vaccine candidates tested in our preclinical models may not be predictive of results in clinical trials. In addition, formulations and adjuvants can behave differently in different species, so results of preclinical studies with specific formulations may not be replicated in clinical trials. Animals used in preclinical studies are often highly inbred, with homogenous genetic backgrounds that lead to results that are not replicable across diverse human populations. Preclinical models of infection that rely on host-pathogen interactions that do not normally occur in nature can generate misleading results as the pathogens are not well adapted to replicate and infect the animals used in the model, making it possible to protect against infection with weaker immune responses than would be required to provide protection in humans from the same pathogen. For these reasons and others, it is not uncommon to observe results in clinical trials that are unexpected based on preclinical studies and early clinical trials, many vaccine candidates fail in clinical trials despite very promising early results, and a number of companies in the biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier preclinical studies and clinical trials.

As a result, we cannot be certain that our ongoing and planned preclinical studies and clinical trials will be successful. Any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our vaccine candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations.

Any difficulties or delays in the commencement or completion, or the termination or suspension, of our planned clinical trials could result in increased costs to us, delay or limit our ability to generate revenue or adversely affect our commercial prospects.

Before obtaining marketing approval from regulatory authorities for the sale of our vaccine candidates, we must conduct extensive clinical trials to demonstrate the safety, purity, immunogenicity and efficacy of the vaccine candidates in humans. Before we can initiate clinical trials for our vaccine candidates, we must submit the results of preclinical studies to the FDA or comparable foreign regulatory authorities along with other information, including information about vaccine candidate chemistry, manufacturing and controls and our proposed clinical trial protocol, as part of an IND or similar regulatory filing required for authorization to proceed with clinical development. For example, our planned initiation of a clinical trial for IVX-121 is subject to our submission of a CTA (the regulatory filing in Belgium, where we plan to conduct a Phase 1/1b trial of IVX-121) and acceptance of such CTA by the FAMHP, and our planned initiation of a clinical trial for IVX-A12 is subject to our submission of an IND and the acceptance of such IND by the FDA. Acceptance by the FDA of our planned IND will be subject to the FDA’s agreement with our proposal to initiate clinical trials of IVX-A12 based upon data from our Phase 1 clinical trial of IVX-121 and preclinical data with respect to IVX-241 and IVX-231. If the FDA does not agree with this proposal, it may require us to conduct clinical evaluation of IVX-241 before progressing to clinical evaluation of IVX-A12. The FAMHP, FDA or comparable foreign regulatory authorities may require us to conduct additional preclinical studies, or added clinical evaluation under any CTA, IND or similar regulatory filing, which may lead to delays and increase the costs of our preclinical and clinical development programs. Moreover, even if we commence clinical trials, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. Any such delays in the commencement or completion of our ongoing and planned clinical trials for our vaccine candidates could significantly affect our product development timelines and product development costs.

We do not know whether our planned clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

∎	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

∎	obtaining regulatory authorizations to commence a trial or reaching a consensus with regulatory authorities on trial design;

∎	the FDA or comparable foreign regulatory authorities disagreeing as to the implementation of our clinical trials;

∎

any failure or delay in reaching an agreement with contract research organizations (CROs) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

∎	delays in identifying, recruiting and training suitable clinical investigators;

∎	obtaining approval from one or more institutional review boards (IRBs) or ethics committees at clinical trial sites;

∎	IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

∎	major changes or amendments to the clinical trial protocol;

∎	clinical sites deviating from the trial protocol or dropping out of a trial;

∎	failure by our CROs to perform in accordance with good clinical practice (GCP) requirements or applicable regulatory guidelines in other countries;

∎	manufacturing sufficient quantities of a vaccine candidate for use in clinical trials, which could be impacted by the COVID-19 pandemic;

∎

subjects failing to enroll or remain in our trials at the rate we expect, or failing to return for post-treatment follow-up, including subjects failing to remain in our trials due to movement restrictions, heath reasons or otherwise resulting from the COVID-19 pandemic;

∎	individuals choosing an alternative vaccine for the indication for which we are developing our vaccine candidates, or participating in competing clinical trials;

∎	lack of adequate funding to continue the clinical trial;

∎	subjects experiencing severe or serious unexpected vaccine-related adverse effects;

∎	occurrence of vaccine-related serious adverse events in trials of other protein-based vaccine candidates conducted by other companies that could be considered similar to our vaccine candidates;

∎	selection of clinical endpoints that require prolonged periods of clinical observation or extended analysis of the resulting data;

∎

transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization (CMO), delays or failure by our CMOs or us to make any necessary changes to such manufacturing process, or failure of our CMOs to produce clinical trial materials in accordance with current good manufacturing (cGMP) regulations or other applicable requirements; and

∎	third parties being unwilling or unable to satisfy their contractual obligations to us in a timely manner.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned clinical trials. Specific COVID-19 or future pandemic-related mandates, such as mask-wearing and limits to congregating, could also result in a diminished circulation of target respiratory viruses, which could result in challenges establishing efficacy in our planned late-stage clinical trials that have endpoints specific to rates of infection in placebo- versus vaccine- treated groups.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries, as we plan to do for our vaccine candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled subjects in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, and political and economic risks relevant to such foreign countries.

In addition, many of the factors that cause, or lead to, the termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a vaccine candidate. We may make formulation or manufacturing changes to our vaccine candidates, in which case we may need to conduct additional preclinical studies to bridge our modified vaccine candidates to earlier versions. Any resulting delays to our clinical trials could shorten any period during which we may have the exclusive right to commercialize our vaccine candidates. In such cases, our competitors may be able to bring products to market before we do, and the commercial viability of our vaccine candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

We may find it difficult to enroll subjects in our clinical trials. If we encounter difficulties enrolling subjects in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Successful and timely completion of clinical trials will require that we identify and enroll a specified number of subjects for each of our clinical trials. We may not be able to initiate or continue clinical trials for our vaccine candidates if we are unable to identify and enroll a sufficient number of eligible subjects to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. Subject enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the subject population, the severity of the disease under investigation, the proximity of subjects to clinical sites, the eligibility and exclusion criteria for the trial, the design of the clinical trial, the ability to obtain and maintain informed consents, the risk that enrolled subjects will not complete a clinical trial, our ability to recruit clinical trial investigators with the appropriate competencies and experience, and competing clinical trials and clinicians’ and subjects’ perceptions as to the potential advantages and risks of the vaccine candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating as well as any vaccine candidates under development. For our Phase 1/2 clinical trial in Australia of our SARS-CoV-2 candidate IVX-411, we intend to assess our vaccine candidate as a booster vaccine following completion of an alternative licensed vaccine regimen. We are dependent on the ability to recruit subjects that have received a full vaccine regimen of an alternative vaccine and may be delayed if the vaccine rollout in Australia is slower than anticipated and we are therefore unable to recruit subjects at our projected pace. Additionally, across our ongoing and anticipated clinical trials and target subjects, other pharmaceutical companies targeting these same diseases are recruiting clinical trial subjects from these target populations, which may make it more difficult to fully enroll our clinical trials.

In addition, the process of finding and diagnosing subjects may prove costly. The timing of our clinical trials depends, in part, on the speed at which we can recruit subjects to participate in our trials, as well as completion of required follow-up periods. The eligibility criteria of our clinical trials, once established, may further limit the pool of available trial participants. If subjects are unwilling or unable to participate in our trials for any reason, including the existence of concurrent clinical trials for similar target populations, negative perceptions of vaccines generally or of any of our vaccine candidates in particular, the availability of approved or authorized therapies, the effects of the COVID-19 pandemic, or the fact that enrolling in our trials would prevent subjects from taking a different vaccine, or we otherwise have difficulty enrolling a sufficient number of subjects, the timeline for recruiting subjects, conducting trials and obtaining regulatory approval of our vaccine candidates may be delayed. Our inability to enroll a specified number of subjects for any of our future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. In addition, we rely on, and will continue to rely on, CROs and clinical trial sites to ensure proper and timely conduct of our preclinical studies and clinical trials. Though we have entered into agreements governing their services, we will have limited influence over their actual performance.

We cannot assure you that our assumptions used in determining expected clinical trial timelines are correct or that we will not experience delays in enrollment, which would result in the delay of completion of such trials beyond our expected timelines.

If the incidence rates of infection for the specific pathogens we are targeting are smaller than we believe they are, our clinical development may be adversely affected, and our business may suffer.

Our projections of both the number of people who have respiratory diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our vaccine candidates, are based on our estimates. These estimates have been derived from a variety of sources, including scientific literature, epidemiologic surveys, and market research based on healthcare databases, and may prove to be incorrect or imprecise. In addition, precise incidence for all the respiratory conditions we aim to address with our vaccine candidates may vary from season to season, similar to influenza. Further, new trials or information may change the estimated incidence of these diseases. Our planned clinical trial sizes for later stage efficacy trials are based on our current estimates for rates of infection for the specific pathogens targeted by our vaccine candidates. If our estimates are incorrect, this may impact the number of subjects that need to be recruited for our clinical trials, may result in us having to repeat a clinical trial, or could impact the likelihood of success of our clinical development. In particular, the incidence rate of hMPV is uncertain. We are planning our own epidemiological assessment of hMPV and RSV infections in older adults prior to commencing our planned Phase 2b clinical trial to inform our determination of the size of the patient population to be enrolled in the trial. If the outcome of that assessment is a lower incidence rate than we are currently anticipating, we may need to plan for a larger Phase 2b clinical trial than we are currently planning for, which would result in increased clinical development costs.

Use of our vaccine candidates could be associated with adverse side effects, adverse events or other safety risks, which could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon a vaccine candidate, limit the commercial profile of an approved label or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

As is the case with biopharmaceuticals generally, it is likely that there may be adverse side effects associated with our vaccine candidates’ use. We cannot provide assurance that our vaccine candidates will not have similar effects to other experimental or licensed vaccines as we have not evaluated any vaccine candidates in clinical trials.

We will monitor for expected and unexpected side effects in our clinical trials. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of expected or unexpected side effects. Vaccine-related side effects could affect subject recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Undesirable side effects caused by our vaccine candidates when used alone or in combination with approved drugs, biologics or vaccines could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or lead to the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. Any of these occurrences may harm our business, financial condition and prospects significantly. For example, we plan to assess reactogenicity and immunogenicity of our RSV/hMPV bivalent candidate IVX-A12 when administered concurrently with a quadrivalent influenza vaccine in our planned Phase 2 clinical trial. This could lead to unanticipated side effects or interfere with the potential immunogenicity of IVX-A12. An inability to be dosed concurrently with a quadrivalent influenza vaccine could limit the commercial potential of IVX-A12.

Moreover, if our vaccine candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the vaccine candidate if approved. We may also be required to modify our development and clinical trial plans based on findings after we commence clinical trials. Many compounds that initially showed promise in early-stage testing have later been found to cause side effects that prevented further development of the compound. In addition, regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

We will also monitor in our clinical trials for less common adverse events of special interest to regulatory authorities, such as enhanced respiratory disease after vaccination. It is possible that as we test our vaccine candidates in larger, longer and more extensive clinical trials, or if the use of these vaccine candidates becomes more widespread following regulatory approval, more illnesses, injuries, discomforts and other adverse events than were observed in earlier trials, as well as new conditions that did not occur or went undetected, may be discovered. If such side effects become known later in development or upon approval, if any, such findings may harm our business, financial condition and prospects significantly.

In addition, if one or more of our vaccine candidates receives marketing approval, and we or others later identify undesirable side effects caused by such vaccine a number of potentially significant negative consequences could result, including:

∎	regulatory authorities may withdraw, suspend or limit approvals of such vaccine or seek an injunction against its manufacture or distribution;

∎	we may be required to recall a vaccine or change the way such vaccine is administered to individuals;

∎	regulatory authorities may require additional warnings on the label, such as a “black box” warning or a contraindication;

∎	we may be required to implement a Risk Evaluation and Mitigation Strategy (REMS) or create a medication guide outlining the risks of such side effects for distribution to individuals;

∎

we may be required to change the way a vaccine is distributed or administered, conduct additional clinical trials or change the labeling of a vaccine or be required to conduct additional post-marketing studies or surveillance;

∎	we could be sued and held liable for harm caused to vaccine recipients;

∎	sales of the vaccine may decrease significantly or the vaccine could become less competitive; and

∎	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular vaccine candidate, if approved, and could significantly harm our business, results of operations and prospects.

As an organization, we have never completed any clinical trials, and may be unable to do so for any of our vaccine candidates.

We have initiated clinical trials for one of our vaccine candidates, with our other vaccine candidates in the preclinical development stage. We will need to successfully complete our planned clinical trials in order to seek FDA or comparable foreign regulatory approval to market our vaccine candidates. Carrying out clinical trials and the submission of a successful BLA is a complicated process. We have received regulatory authorization to conduct and have initiated our first clinical trial of our vaccine candidate IVX-411 in Australia and we plan to initiate clinical trials for other vaccine candidates beginning in 2021, subject to receiving authorization to proceed with clinical trials under INDs or comparable applications submitted to foreign regulatory authorities. We have not previously completed any clinical trials, have limited experience as a company in preparing, submitting and prosecuting regulatory filings and our company has only previously submitted a Clinical Trial Notification in Australia for IVX-411 and has otherwise not previously submitted any IND, BLA or other comparable foreign regulatory submission. We also plan to conduct a number of clinical trials for multiple vaccine candidates in parallel over the next several years, which may be a difficult process to manage with our limited resources and which may divert the attention of management. In addition, for our IVX-121 program, through June 30, 2021, we have had limited interactions with only one regulatory authority outside the United States on our development and clinical trial plans. We have not had any discussions with the FDA. Therefore, we cannot be certain how many clinical trials of our IVX-121, IVX-241, IVX-412 or IVX-A12 vaccine candidates will be required or how such trials should be designed, or that we will not encounter material delays in our plans to commence clinical development. For example, we may be required to conduct additional preclinical studies of the individual vaccine candidates comprising our combination candidate, IVX-A12, prior to testing IVX-A12 in clinical trials. We may also be required to conduct clinical testing of our hMPV candidate IVX-241 prior to testing IVX-A12, which would cause a delay in the development of our IVX-A12 candidate. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to regulatory submission and approval of any of our vaccine candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of vaccine candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in submitting BLAs for and commercializing our vaccine candidates.

We have licensed the rights in our technology for a limited number of infectious diseases in certain jurisdictions, which may limit our ability to obtain regulatory approval, commercialize our vaccine candidates, or expand our pipeline to fully realize the commercial potential of our VLP platform.

We have a prescribed list of infectious disease applications for which we have obtained licenses from UW to develop vaccine candidates using our VLP technology platform. For certain infectious disease applications, such as SARS-CoV-2, these licenses may only be available to us in certain jurisdictions. Third parties may also have licensed or will license the same VLP technology from UW for use in infectious disease applications or jurisdictions where we do not have an exclusive license. Any adverse developments that occur during clinical trials related to these infectious disease applications conducted by third parties in other jurisdictions may result in delays, limitations or denials of regulatory approvals of our vaccine candidates, may cause regulators to require us to conduct additional clinical trials as a condition to marketing approval, may result in the withdrawal of any approvals of our vaccine candidates that we receive in the future, or may result in further restrictions on our ability to commercialize our vaccine candidates. Such adverse developments may also negatively impact the perception of our vaccine candidates, which may reduce the enrollment of subjects in our clinical trials or inhibit our ability to market our vaccine candidates in the future if approved. For example, SK Bioscience has initiated a Phase 1/2 clinical trial in South Korea, and has recently submitted an IND to the South Korea MFDS for a Phase 3 clinical trial, for a vaccine candidate that is similar to IVX-411 and uses the same VLP technology that we have licensed from UW for our vaccine candidates, and adverse developments related to such clinical trial could negatively impact the development of IVX-411 and our other vaccine candidates.

In addition, the expansion of our pipeline to target additional infectious diseases for which we do not currently have a license will require us to seek additional licenses, which could increase our costs. Failure to acquire such licenses would reduce the infectious diseases that we may target with the vaccine candidates that we develop, which would prevent us from realizing the full potential of our VLP technology platform.

Our vaccine candidates are subject to extensive regulation and compliance, which is costly and time consuming, and such regulation and compliance may cause unanticipated delays or prevent the receipt of the required approvals and licenses to commercialize our vaccine candidates.

The clinical development, manufacturing, labeling, packaging, storage, record-keeping, advertising, promotion, import, export, marketing, distribution and adverse event reporting, including the submission of safety and other information, of our vaccine candidates are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, we are not permitted to market our vaccine candidates until we receive regulatory approval from the FDA, which is referred to as licensure. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the vaccine candidates involved, as well as the target indications and populations. Approval policies or regulations may change, and the FDA has substantial discretion in the vaccine approval process, including the ability to delay, limit or deny approval of a vaccine candidate for many reasons. Despite the time and expense invested in clinical development of vaccine candidates, regulatory approval is never guaranteed. Neither we nor any current or future collaborator is permitted to market any of our vaccine candidates in the United States until we receive approval of a BLA from the FDA.

Prior to obtaining approval to commercialize a vaccine candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such vaccine candidates are safe, pure and potent for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our vaccine candidates are promising, such data may not be sufficient to support approval by the FDA and comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities, as the case may be, may also require us to conduct additional preclinical studies or clinical trials for our vaccine candidates either prior to approval or post-approval, or may object to elements of our clinical development program.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a vaccine candidate for many reasons, including:

∎	such authorities may disagree with the design or implementation of our current or future collaborators’ clinical trials;

∎

negative or ambiguous results from our clinical trials, or results may not otherwise meet the level of statistical significance required by the FDA or comparable foreign regulatory agencies for approval;

∎	serious and unexpected vaccine-related side effects may be experienced by participants in our clinical trials or by individuals using vaccines similar to our vaccine candidates;

∎

such authorities may not accept clinical data from trials that are conducted at clinical facilities or in countries where the standard of care is potentially different from those of their respective home countries;

∎

we or any of our current or future collaborators may be unable to demonstrate that a vaccine candidate is safe and effective, and that such vaccine candidate’s clinical and other benefits outweigh its safety risks;

∎	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

∎

such authorities may not agree that the data collected from clinical trials of our vaccine candidates are acceptable or sufficient to support the submission of a BLA or other marketing application, and such authorities may impose requirements for additional preclinical studies or clinical trials;

∎	such authorities may disagree regarding the formulation, labeling and/or the specifications of our vaccine candidates;

∎	approval may be granted only for indications that are significantly more limited than what we apply for and/or be subject to other significant restrictions on distribution and use;

∎

such authorities may find deficiencies in the manufacturing processes, approval policies or facilities of our third-party manufacturers with which we or any of our future collaborators contract for clinical and commercial supplies;

∎	regulations of such authorities may significantly change in a manner rendering our or any of our potential future collaborators’ clinical data insufficient for approval; or

∎	such authorities may not accept a submission due to, among other reasons, the content or formatting of the submission.

Of the large number of vaccines and biologics in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our vaccine candidates, which would significantly harm our business, results of operations and prospects.

With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed biopharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals.

Further, the COVID-19 pandemic has created a more uncertain regulatory landscape that may adversely impact our ability to receive approvals for our vaccine candidates. For example, it is unclear how the increased population of individuals receiving SARS-CoV-2 vaccines will impact the approval processes of other vaccine candidates for SARS-CoV-2. In addition, there is a less clearly defined regulatory path for booster vaccines, which may be our target development path for our SARS-CoV-2 vaccine candidates. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us or any of our potential future collaborators from commercializing our vaccine candidates.

We may expend our limited resources to pursue a particular vaccine candidate and fail to capitalize on vaccine candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific vaccine candidates, development programs and indications. We are also conducting and plan to conduct several clinical trials for multiple vaccine candidates in parallel over the next several years, which may make our decision as to which vaccine candidates to focus on more difficult. As a result, we may forgo or delay pursuit of opportunities with other vaccine candidates that could have had greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and vaccine candidates for specific indications may not yield any commercially viable vaccine candidates. If we do not accurately evaluate the commercial potential or target market for a particular vaccine candidate, we may relinquish valuable rights to that vaccine candidate through collaborations, licenses and other similar arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such vaccine candidate.

We may seek an EUA from the FDA or comparable emergency authorizations from foreign regulatory authorities with respect to IVX-411 or IVX-421, and if we fail to obtain or maintain such authorizations, we may be required to pursue a more lengthy clinical development process than we expect, and our business may be harmed.

We may seek an EUA from the FDA or comparable emergency authorizations with respect to our SARS-CoV-2 vaccine candidates, IVX-411 and IVX-421. The FDA has the authority to issue an EUA during a public health emergency if it determines that, based on the totality of the scientific evidence it is reasonable to believe that the product may be effective, that the known and potential benefits of the product outweigh the known and potential risks, and that there are no adequate, approved, and available alternatives, and if other regulatory criteria are met. The FDA’s standards for granting an EUA are lower than for approving BLAs in accordance with traditional review procedures, and even if we seek and obtain an EUA for one or more of our vaccine candidates, we cannot assure you that the FDA would approve a BLA for such vaccine candidate, if such approval is required. Accordingly, even if we obtain an EUA for one or more of our vaccine candidates, we may be required to conduct additional clinical trials before we are able to submit BLAs or comparable marketing applications for such vaccine candidates.

In addition, the FDA’s policies regarding an EUA can change unexpectedly, and the FDA may revoke an EUA if the Secretary of Health and Human Services determines that the underlying health emergency no longer exists or warrants such authorization, or if the FDA identifies safety or efficacy concerns with the authorized product. We cannot predict how long any authorization, if obtained, will remain in place. The FDA’s policies regarding vaccines and other products used to diagnose, treat or mitigate COVID-19 remain in flux as the FDA responds to new and evolving public health information and clinical evidence. Therefore, even if we obtain an EUA or other emergency authorizations for one or more of our vaccine candidates, it is possible that such EUA or other authorizations may be revoked and we may be required to cease any commercialization activities, which would adversely impact our business, financial condition and results of operations.

We plan to conduct certain of our clinical trials for our vaccine candidates outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

We plan to conduct certain of our clinical trials for our vaccine candidates outside the United States, including a planned Phase 1/1b clinical trial in Belgium of IVX-121 in adults aged 18-45 and 60-75 and our Phase 1/2 clinical trial of IVX-411 in Australia. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to certain conditions imposed by the FDA. Where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless those data are applicable to the U.S. population and U.S. medical practice; the trials were performed by clinical investigators of recognized competence; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. For clinical trials that are conducted only at sites outside of the United States and not subject to an IND, the FDA requires the clinical trial to have been conducted in accordance with GCPs, and the FDA must be able to validate the data from the clinical trial through an on-site inspection if it deems such inspection necessary. For such trials not subject to an IND, the FDA generally does not provide advance comment on the clinical protocols for the trials, and therefore there is an additional potential risk that the FDA could determine that the trial design or protocol for a non-U.S. clinical trial was inadequate, which could require us to conduct additional clinical trials. There can be no assurance the FDA will accept data from clinical trials conducted outside of the United States. If the FDA does not accept data from our clinical trials of our vaccine candidates, it would likely result in the need for additional clinical trials, which would be costly and time consuming and delay or permanently halt our development of our vaccine candidates.

Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:

∎	additional foreign regulatory requirements;

∎	variability in expense due to foreign currency exchange fluctuations;

∎	compliance with foreign manufacturing, customs, shipment and storage requirements;

∎	cultural differences in medical practice and clinical research; and

∎	diminished protection of intellectual property in some countries.

Interim, topline and preliminary data from our preclinical studies and clinical trials that we announce or publish from time to time may change as more subject data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, preliminary or topline data from our preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, preliminary or topline results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available.

In particular, we may disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as subject enrollment continues and more clinical trial data become available. Adverse differences between interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock after this offering.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular vaccine candidate or product and the value of our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, vaccine candidate or our business. If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our vaccine candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA and other government agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, a government agency’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the government agency’s ability to perform routine functions. Average review times at the FDA and other government agencies have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new biologics or modifications to approved biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products. Subsequently, on March 18, 2020 the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Additionally, on April 15, 2021, the FDA issued a guidance document in which the FDA described its plans to conduct voluntary remote interactive evaluations of certain drug manufacturing facilities and clinical research sites. According to the guidance, the FDA intends to request such remote interactive evaluations in situations where an in-person inspection would not be prioritized, deemed mission-critical, or where direct inspection is otherwise limited by travel restrictions, but where the FDA determines that remote evaluation would be appropriate. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Risks Related to Our Reliance on Third Parties

We rely on third parties to conduct many of our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, our development programs and our ability to seek or obtain regulatory approval for or commercialize our vaccine candidates may be delayed.

We are dependent on third parties to conduct our preclinical studies and clinical trials for our vaccine candidates, and expect to rely on third parties for the conduct of any preclinical studies and clinical trials for our future vaccine candidates. Specifically, we have used and relied on, and intend to continue to use and rely on, medical institutions, clinical investigators, CROs and consultants to conduct our preclinical studies and clinical trials, in each case in accordance with our clinical protocols and regulatory requirements. These CROs, investigators and other third parties play a significant role in the conduct and timing of these trials and subsequent collection and analysis of data. Though we carefully manage our relationships with our CROs, investigators and other third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects. Further, we have and will have agreements governing the activities of our third-party contractors, we have limited influence over their actual performance. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials are conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on our CROs and other third parties does not relieve us of our regulatory responsibilities. For example, toxicology studies of our vaccine candidates must be completed under GLP regulations and our or our CROs’ failure to comply with these regulations may delay our ability to initiate clinical trials. In addition, we and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our vaccine candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or trial sites fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Furthermore, our clinical trials must be conducted with vaccine candidates produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

There is no guarantee that any of our CROs, investigators or other third parties will devote adequate time and resources to our preclinical studies or clinical trials or perform as contractually required. If any of these third parties fails to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, or otherwise performs in a substandard manner, our clinical trials may be extended, delayed or terminated. In addition, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting preclinical studies, clinical trials or other development activities that could harm our competitive position.

Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA of any BLA we submit. Any such delay or rejection could prevent us from commercializing our vaccine candidates.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach, and under other specified circumstances. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms or at all. Switching or adding additional CROs, investigators and other third parties involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we work to carefully manage our relationships with our CROs, investigators and other third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We rely on third parties for the manufacture of our vaccine candidates for preclinical and clinical development and expect to continue to do so for the foreseeable future. This reliance on third parties increases the risk that we will not have sufficient quantities of our vaccine candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities and have no plans to develop our own clinical or commercial-scale manufacturing capabilities. We rely, and will continue to rely, on third parties for the manufacture of our vaccine candidates and related raw materials for preclinical and clinical development, as well as for commercial manufacture if any of our vaccine candidates receive marketing approval. The facilities used by third-party manufacturers to manufacture our vaccine candidates must be approved by the FDA and any comparable foreign regulatory authority pursuant to inspections that will be conducted after we submit an BLA to the FDA or any comparable submission to a foreign regulatory authority. We do not control the manufacturing process of, and are completely dependent on, third-party manufacturers for compliance with cGMP requirements for manufacture of products. In addition, we have no control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, the process of manufacturing biologics is complex and highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, other supply disruptions and higher costs. If microbial, viral or other contaminations are discovered at the facilities of our third-party manufacturers, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials, result in higher costs of drug product and adversely affect our business.

If our third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or any comparable foreign regulatory authority, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. If the FDA or any comparable foreign regulatory authority does not approve these facilities for the manufacture of our vaccine candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our vaccine candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of vaccine candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. Additionally, our third-party manufacturers may rely on single source suppliers for certain of the raw materials for our preclinical and clinical product supplies. If current or future suppliers are delayed or unable to supply sufficient raw materials to manufacture product for our preclinical studies and clinical trials, we may experience delays in our development efforts as materials are obtained or we locate and qualify new raw material manufacturers.

Our or a third party’s failure to execute on our manufacturing requirements on commercially reasonable terms and in compliance with cGMP or other regulatory requirements could adversely affect our business in a number of ways, including:

∎	an inability to initiate clinical trials of our vaccine candidates under development;

∎	delay in submitting regulatory applications, or receiving marketing approvals, for our vaccine candidates;

∎	subjecting third-party manufacturing facilities or our potential future manufacturing facilities to additional inspections by regulatory authorities;

∎	requirements to cease development or to recall batches of our vaccine candidates; and

∎	in the event of approval to market and commercialize our vaccine candidates, an inability to meet commercial demands for our vaccine candidates or any other future vaccine candidates.

In addition, we may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

∎	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;

∎	breach of the manufacturing agreement by the third party;

∎	failure to manufacture our product according to our specifications, our schedule, or at all;

∎	misappropriation of our proprietary information, including our trade secrets and know-how; and

∎	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our vaccine candidates and any products that we may develop may compete with other vaccine candidates and products for access to manufacturers and manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. In addition, the COVID-19 pandemic has reduced manufacturing capacity worldwide and limited access to materials needed to manufacture key components of our vaccine candidates. Further, certain of our in-license agreements require that vaccine products sold in the United States be manufactured in the United States, which limits the number of manufacturers available to us. Increased competition amongst developers to access manufacturers and materials could increase the costs of, or otherwise limit our ability to, manufacture our vaccine candidates.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval, and any related remedial measures may be costly or time consuming to implement. We do not currently have arrangements in place for redundant supply or a second source for all required raw materials used in the manufacture of our vaccine candidates. If our existing or future third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all.

Our current and anticipated future dependence upon others for the manufacture of our vaccine candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We and our third-party manufacturers may face difficulty scaling up manufacturing capabilities which could delay our development timelines, or substantially increase our overall development costs.

As part of our development strategy, we plan to initiate scale-up of manufacturing process development activities to enable incorporation of final process changes early in the overall development cycle. However, we may face significant challenges in this scale-up of manufacturing capabilities, including challenges with respect to large scale process development, analytical development and quality control testing, and manufacturing our vaccine candidates to our specifications and in a timely manner to support our preclinical and clinical trials. We may also face challenges in identifying and securing third-party manufacturers to support our manufacturing development activities and to produce sufficient quantities at an acceptable cost. Delays in establishing and scaling up our manufacturing process and in securing third-party manufacturers may materially delay or disrupt our development efforts, and increase our overall development costs.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we currently rely on third parties to manufacture our vaccine candidates and to perform quality testing, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements, and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are intentionally or inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets and despite our efforts to protect our trade secrets, a competitor’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may seek to enter into collaborations, licenses and other similar arrangements and may not be successful in doing so, and even if we are, we may relinquish valuable rights and may not realize the benefits of such relationships.

We may seek to enter into collaborations, joint ventures, licenses and other similar arrangements for the development or commercialization of our vaccine candidates, due to capital costs required to develop or commercialize the vaccine candidate or manufacturing constraints. We may not be successful in our efforts to establish or maintain such collaborations for our vaccine candidates because our research and development pipeline may be insufficient, our vaccine candidates may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view our vaccine candidates as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time-consuming and complex. We may need to relinquish valuable rights to our future revenue streams, research programs, vaccine candidates or VLP platform, or grant licenses on terms that may not be favorable to us, as part of any such arrangement, and such arrangements may restrict us from entering into additional agreements with other potential collaborators. We cannot be certain that, following a collaboration, license or strategic transaction, we will achieve an economic benefit that justifies such transaction.

Even if we are successful in our efforts to establish such collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, the development or approval of a vaccine candidate is delayed, the safety of a vaccine candidate is questioned or the sales of an approved vaccine candidate are unsatisfactory.

Collaborations involving our vaccine candidates would pose significant risks to us, including the following:

∎	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

∎	collaborators may not perform their obligations as expected;

∎	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

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collaborators may not pursue development and commercialization of any vaccine candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a vaccine candidate, repeat or conduct new clinical trials or require a new formulation of a vaccine candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, vaccines that compete directly or indirectly with our vaccine candidates if the collaborators believe that competitive vaccines are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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vaccine candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own vaccine candidates or drugs, which may cause collaborators to cease to devote resources to the commercialization of our vaccine candidates;

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a collaborator with marketing and distribution rights to one or more of our vaccine candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such vaccines;

∎	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays in or termination of the research, development or commercialization of vaccine candidates, might lead to additional responsibilities for us with respect to vaccine candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend our or their intellectual property rights or may use our or their proprietary information in such a way as to invite litigation that could jeopardize or invalidate such intellectual property or proprietary information or expose us to potential litigation;

∎	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

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collaborators may not provide us with timely and accurate information regarding development, regulatory or commercialization status or results, which could adversely impact our ability to manage our own development efforts, accurately forecast financial results or provide timely information to our stockholders regarding our out-licensed vaccine candidates;

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if a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated; and

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collaborations may be terminated, including for the convenience of the collaborator, and, if terminated, we may find it more difficult to enter into future collaborations or be required to raise additional capital to pursue further development or commercialization of the applicable vaccine candidates.

Any termination of collaborations we enter into in the future, or any delay in entering into collaborations related to our vaccine candidates, could delay the development and commercialization of our vaccine candidates and reduce their competitiveness if they reach the market, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Commercialization of Our Vaccine Candidates

Even if we receive regulatory approval for any vaccine candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our vaccine candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our vaccine candidates, when and if any of them are approved.

Any regulatory approvals that we may receive for our vaccine candidates will require the submission of reports to regulatory authorities, subject us to surveillance to monitor the safety and efficacy of the product, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS as a condition of approval of our vaccine candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our vaccine candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and GCP requirements for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with our products, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

∎	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

∎	restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;

∎	restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

∎	fines, restitutions, disgorgement of profits or revenues, warning letters, untitled letters or holds on clinical trials;

∎	refusal by the FDA or other regulatory authorities to approve pending applications or supplements to approved applications submitted by us or suspension or revocation of approvals;

∎	warning letters, untitled letters, or adverse publicity requirements;

∎	product seizure or detention, or refusal to permit the import or export of our products; and

∎	injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our vaccine candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay marketing authorization of any product candidates we develop. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability

Our vaccine candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The Patient Protection and Affordable Care Act (as amended by the Health Care and Education Reconciliation Act, collectively, the ACA) includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, the FDA may approve a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. We believe that any of our vaccine candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our vaccine candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated.

The commercial success of our vaccine candidates will depend upon the degree of market acceptance of such vaccine candidates by healthcare providers, vaccine recipients, healthcare payors and others in the medical community.

Our vaccine candidates may not be commercially successful. Even if any of our vaccine candidates receive regulatory approval, they may not gain market acceptance among healthcare providers, individuals within our target population, healthcare payors, national immunization technical advisory groups (NITAGs) or the medical community. The commercial success of any of our current or future vaccine candidates will depend significantly on the broad adoption and use of the resulting product by these individuals and organizations for approved indications. The degree of market acceptance of our products will depend on a number of factors, including:

∎	demonstration of clinical efficacy and safety compared to other more-established products;

∎	the indications for which our vaccine candidates are approved;

∎	any anti-vaccine sentiments within our targeted patient population;

∎	the limitation of our targeted population and other limitations or warnings contained in any FDA-approved labeling;

∎	acceptance of a competing vaccine for the relevant indication by healthcare providers and their patients;

∎	acceptance of, and preference for, a therapeutic that treats the condition our vaccine targets, by healthcare providers and their patients;

∎	the pricing and cost-effectiveness of our products, as well as the cost of treatment with our products in relation to alternative treatments and therapies;

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our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third-party payors;

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receiving recommendations from U.S. Center for Disease Control’s (CDC) Advisory Committee on Immunization Practices (ACIP), or other foreign NITAGs, for use, as well as placement of our vaccine candidates on national immunization programs, which may impact the likelihood of third-party coverage and extent of healthcare provider acceptance;

∎	the willingness of vaccine recipients to pay all, or a portion of, out-of-pocket costs associated with our products in the absence of sufficient third-party coverage and adequate reimbursement;

∎	any restrictions on the use of our products, and the prevalence and severity of any adverse effects;

∎	potential product liability claims;

∎	the timing of market introduction of our products as well as competitive drugs;

∎	the effectiveness of our or any of our current or potential future collaborators’ sales and marketing strategies; and

∎	unfavorable publicity relating to the product.

In the United States, the ACIP develops vaccine recommendations, and there are similar NITAG agencies in other jurisdictions around the world that develop vaccine recommendations. To develop its recommendations, the ACIP forms working groups that gather, analyze and prepare scientific information. The ACIP also considers many of the factors above, as well as myriad additional factors such as the value of vaccination for the target population regarding the outcomes, health economic data and implementation issues. The ACIP recommendations are also made within categories, such as in an age group or a specified risk group and vaccines that receive a preferred ACIP recommendation are generally widely adopted in the United States. We expect that other developers of RSV vaccine candidates that are in later stages of development will secure a recommendation from the ACIP. The failure of these developers to secure such an ACIP recommendation, or any limitations of any ACIP recommendations secured by these developers, may limit the market opportunity of our vaccine candidates or otherwise require us to seek an ACIP recommendation ourselves, which may cause us to expend additional time and/or resources. If any vaccine candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors or patients, we may not generate sufficient revenue from that product and may not become or remain profitable.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found or alleged to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If any of our vaccine candidates are approved, and we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The government has also required companies to enter into consent decrees or imposed permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our vaccine candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

The successful commercialization of our vaccine candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and favorable pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our products could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most vaccine recipients to be able to afford prescription medications such as our vaccine candidates, if approved. Our ability to achieve coverage and acceptable levels of reimbursement for our products by third-party payors will have an effect on our ability to successfully commercialize those products. Accordingly, we will need to successfully implement a coverage and reimbursement strategy for any approved vaccine candidate. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that vaccine recipients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the European Union or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new vaccines will be covered. Some third-party payors may require pre-approval of coverage for new or innovative products before they will reimburse healthcare providers who use such products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our vaccine candidates. In addition, certain ACA marketplace and other private payor plans are required to include coverage for certain preventative services, including vaccinations recommended by the ACIP and on the CDC’s National Immunization Program, without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members. Children through 18 years of age without other health insurance coverage may be eligible to receive such vaccinations free-of-charge through the CDC’s Vaccines for Children program. For Medicare beneficiaries, vaccines may be covered for reimbursement under either the Part B program or Part D depending on several criteria, including the type of vaccine and the beneficiary’s coverage eligibility. If our vaccine candidates, if approved, are reimbursed only under the Part D program, healthcare providers may be less willing to use our products because of the claims adjudication costs and time related to the claims adjudication process and collection of co-payment associated with the Part D program.

Obtaining and maintaining reimbursement status is time consuming, costly and uncertain. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with the sale of any of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

We face significant competition, and if our competitors develop technologies or vaccine candidates more rapidly than we do or their technologies are more effective, our business and our ability to develop and successfully commercialize products may be adversely affected.

The biotechnology and biopharmaceutical industries are characterized by rapid advancing technologies, intense competition and a strong emphasis on proprietary and novel products and vaccine candidates. We compete with (i) developers of vaccine candidates using technologies other than VLP technologies that target the same or similar infectious diseases targeted by our vaccine candidates and (ii) other developers of VLP technologies. Our competitors have developed, are developing or may develop products, vaccine candidates and processes competitive with our vaccine candidates. Any vaccine candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may attempt to develop vaccine candidates. In particular, there is intense competition in the VLP technology field and the RSV, hMPV and SARS-CoV-2 vaccine fields. Our competitors include larger and better funded pharmaceutical, biopharmaceutical, biotechnological and therapeutics companies. Moreover, we may also compete with universities and other research institutions who may be active in respiratory vaccine research and could be in direct competition with us. We also compete with these organizations to recruit management, scientists and clinical development personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling subjects for clinical trials and in identifying and in-licensing new vaccine candidates. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

A number of companies have initiated trials, announced plans to initiate trials, or completed trials, of non-VLP vaccine candidates targeting RSV, hMPV and SARS-CoV-2. For example, GlaxoSmithKline, Pfizer, Bavarian Nordic, Janssen, Moderna, Codagenix and Meissa are currently developing vaccines against RSV for use in older adults, and Moderna, Pfizer/BioNTech, AstraZeneca and Janssen, along with many other companies, are currently marketing SARS-CoV-2 vaccines. We also compete with companies that have developed VLP technologies targeting SARS-Cov-2 and may target RSV or hMPV in the future. These companies include SpyBiotech, VLP Therapeutics, VBI Vaccines, Medicago and Artes Biotechnology. To the extent these companies develop vaccines or vaccine candidates that provide or have the potential to provide comparable or better efficacy than our vaccine candidates, these efforts could create competition for subject recruitment into our trials and our commercial opportunity.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain approval for any vaccine candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered, the extent to which vaccine recipients accept relatively new vaccines, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, more convenient, less expensive or marketed and sold more effectively than any products we may develop. Competitive products approaches may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our vaccine candidates. We plan to pursue development of a combination RSV and hMPV vaccine candidate, and it takes significant manufacturing and development resources to develop combination candidates. Our competitors may have greater resources than we do, allowing them to advance combination candidates faster than we are able to or allowing them to advance additional combination vaccine candidates incorporating more pathogens in a single candidate. These combination candidates could limit the commercialization potential of our combination candidates. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may need to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If any of our vaccine candidates ultimately receives regulatory approval, we must build a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming. Alternatively, we may need to collaborate with third parties that have direct sales forces and established distribution systems, in lieu of or to augment our own sales force and distribution systems. We have no prior experience as a company in the marketing, sale and distribution of biopharmaceutical products and there are significant risks involved in building and managing of a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our vaccine candidates in foreign markets. We are not permitted to market or promote any of our vaccine candidates before we receive regulatory approval from applicable regulatory authorities in foreign markets, and we may never receive such regulatory approvals for any of our vaccine candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of our vaccine candidates. If we obtain regulatory approval of our vaccine candidates and ultimately commercialize our products in foreign markets, we would be subject to additional risks and uncertainties, including:

∎	different regulatory requirements for approval of drugs in foreign countries;

∎	reduced protection for intellectual property rights;

∎	the existence of additional third-party patent rights of potential relevance to our business;

∎	pricing pressure from vaccine procurement organizations;

∎	determinations by NITAGs not to include our vaccine products in immunization schedules for our target patient population, older adults;

∎	unexpected changes in tariffs, trade barriers and regulatory requirements;

∎	economic weakness, including inflation, or political instability in particular foreign economies and markets;

∎	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

∎	compliance with export control and import laws and regulations;

∎	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

∎	foreign reimbursement, pricing and insurance regimes;

∎	workforce uncertainty in countries where labor unrest is common;

∎	differing regulatory requirements with respect to manufacturing of vaccine products;

∎	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

∎	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

We received a grant from the Bill & Melinda Gates Foundation, which subjects certain of our vaccine candidates to pricing and other restrictions.

On September 24, 2020, we entered into a grant agreement (the Grant Agreement) with the Bill & Melinda Gates Foundation (BMGF), pursuant to which BMGF awarded us a grant (the Grant) to help fund our development of a SARS-CoV-2 vaccine. We are using the Grant to develop IVX-411. The Grant Agreement, along with the Global Access and Price Commitment Agreement (the GACA), which we entered into with BMGF on February 17, 2021, subjects our SARS-CoV-2 vaccine candidates, including IVX-411, to certain pricing requirements in certain geographies, global access requirements and reporting and other covenants to ensure that such vaccine candidates are made available by us worldwide and on a nondiscriminatory basis. Such covenants may limit the prices we can charge for such vaccine candidates in low and middle income countries, and include a license to use certain of our proprietary technology related to such vaccine candidates for use in low and middle income countries if we do not comply with the Grant Agreement or GACA. Such price limitations or license, if invoked, could limit the prices we charge, or in some cases, restrict our control over the manufacturing and distribution of certain of our vaccine candidates targeting SARS-CoV-2, which could harm our ability to initiate or continue clinical trials of such vaccine candidates, adversely affect the development or commercialization of such vaccine candidates, or otherwise negatively impact our market position.

Risks Related to Our Business Operations and Industry

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

∎	the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our vaccine candidates, which may change from time to time;

∎	coverage and reimbursement policies with respect to our vaccine candidates, if approved, and potential future drugs that compete with our products;

∎	the cost of manufacturing our vaccine candidates, which may vary depending on the quantity of production and the terms of our agreements with third-party manufacturers;

∎	expenditures that we may incur to acquire, develop or commercialize additional vaccine candidates and technologies;

∎	the level of demand for any approved products, which may vary significantly;

∎	future accounting pronouncements or changes in our accounting policies; and

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the timing and success or failure of preclinical studies or clinical trials for our vaccine candidates or competing vaccine candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

We are dependent on the services of our management and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional management or clinical and scientific personnel, our business will suffer.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management, as well as our senior scientists and other members of our management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, initiation or completion of our preclinical studies and clinical trials or the commercialization of our vaccine candidates. Although we have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our clinical development and commercialization efforts. We may not be successful in maintaining our unique company culture and continuing to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biopharmaceutical, biotechnology and other businesses, particularly in the Seattle area. Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, integrate, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We may encounter difficulties in managing our growth and expanding our operations successfully.

We had 22 full-time employees as of June 30, 2021. As we continue development and pursue the potential commercialization of our vaccine candidates, as well as function as a public company, we will need to expand our financial, development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. In addition, we may need to expand our facilities, including laboratory operations, and may be unable to do so on commercially reasonable terms, or at all. Our future financial performance and our ability to develop and commercialize our vaccine candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively.

We are subject to various U.S. federal, state and foreign healthcare laws and regulations, which could increase compliance costs, and our failure to comply with these laws and regulations could harm our results of operations and financial condition.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers expose us to broadly applicable foreign, federal and state fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute any products for which we obtain marketing approval. Such laws include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, in return for, either the referral of an individual or the purchase, lease, or order, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;

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the federal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making or causing to be made a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services (CMS), information related to payments and other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such healthcare professionals and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided, as well as ownership and investment interests held, during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiology assistants and certified nurse-midwives; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; some state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; some state laws that require biotechnology companies to report information on the pricing of certain drug products; and some state and local laws require the registration or pharmaceutical sales representatives.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare and privacy laws and regulations will involve ongoing substantial costs. It is possible that governmental authorities will conclude that our business practices, including consulting agreements with certain physicians who are paid in the form of stock or stock options as compensation for services provided to us, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare program.

Recently enacted legislation, future legislation and healthcare reform measures may increase the difficulty and cost for us to obtain marketing approval for and commercialize our vaccine candidates and may affect the prices we may set.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any vaccine candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the ACA was enacted in the United States. Among the provisions of the ACA of importance to our potential vaccine candidates, the ACA: established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expanded eligibility criteria for Medicaid programs; expanded the entities eligible for discounts under the Public Health program; increases the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; created a new Medicare Part D coverage gap discount program; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA, and on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden had issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the healthcare reform measures of the Biden administration, or other efforts to challenge the ACA, if any, will impact the ACA or our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. In addition, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient assistance programs, and reform government program reimbursement methodologies for products. At the federal level, the former Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our vaccine candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

We expect that the ACA, these new laws and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our vaccine candidates, if approved.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

We face an inherent risk of product liability as a result of the clinical trials of our vaccine candidates and will face an even greater risk if we commercialize our vaccine candidates. For example, we may be sued if our vaccine candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the vaccine candidate, negligence, strict liability and a breach of warranties. Claims may be brought against us by clinical trial participants, vaccine recipients or others using, administering or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease the commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

∎	decreased demand for our products;

∎	injury to our reputation and significant negative media attention;

∎	withdrawal of clinical trial participants;

∎	costs to defend the related litigation;

∎	a diversion of our management’s time and our resources;

∎	substantial monetary awards to trial participants or vaccine recipients;

∎	product recalls, withdrawals or labeling, marketing or promotional restrictions;

∎	significant negative financial impact;

∎	the inability to commercialize our vaccine candidates; and

∎	a decline in our stock price.

We currently hold $15 million of clinical trial liability insurance coverage. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our vaccine candidates. Insurance coverage is increasingly expensive. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our vaccine candidates. Although we will maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, employment benefits liability, business automobile, workers’ compensation, products liability, malicious invasion of our electronic systems, and clinical trials, and directors’ and officers’, employment practices and fiduciary liability insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

We and any of our potential future collaborators will be required to report to regulatory authorities if any of our approved products cause or contribute to adverse medical events, and any failure to do so would result in sanctions that would materially harm our business.

If we or any of our potential future collaborators are successful in commercializing our products, the FDA and foreign regulatory authorities would require that we and such collaborators report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We and any of our potential future collaborators or CROs may fail to report adverse events within the prescribed timeframe. If we or any of our current or potential future collaborators or CROs fail to comply with such reporting obligations, the FDA or a foreign regulatory authority could take action, including criminal prosecution, the imposition of civil monetary penalties, seizure of our products or delay in approval or clearance of future products.

We and our service providers may be subject to a variety of privacy and data security laws and contractual obligations, which could increase compliance costs and actual or perceived failure to comply with them could subject us to potentially significant fines or penalties and otherwise harm our business. Our internal computer systems, or those of any of our service providers, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

We and our service providers maintain and will maintain a large quantity of sensitive information, including confidential business and patient health information in connection with our preclinical studies and planned clinical trials, and are subject to laws and regulations governing the privacy and security of such information. The global data protection landscape is rapidly evolving, and we may be affected by or subject to new, amended or existing laws and regulations in the future, including as our operations continue to expand or if we operate in foreign jurisdictions. These laws and regulations may be subject to differing interpretations, which adds to the complexity of processing personal data. Guidance on implementation and compliance practices are often updated or otherwise revised. This may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our operations, financial performance and business.

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the United States, numerous federal and state laws and regulations, including health information privacy laws, data breach notification laws and consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA.

In addition, certain state laws govern the privacy and security of health and other information in certain circumstances. These laws are evolving rapidly and may differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. By way of example, the California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, gives California residents individual privacy rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability and many similar laws have been proposed at the federal level and in other states. Further, the California Privacy Rights Act (CPRA) recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Other states are exploring their own laws, which may or may not be similar to CCPA or the CPRA. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

There also are a wide variety of privacy laws in other countries that may impact our operations, now or in the future. For example, in Europe, the General Data Protection Regulation (GDPR) imposes stringent requirements regarding the collection, use, disclosure, transfer or other processing of personal data of individuals within the European Economic Area (EEA). Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. The GDPR also confers a private right of action in some circumstances on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Among other things, the GDPR requires the establishment of a lawful basis for the processing of data, imposes requirements relating to the consent of the individuals to whom the personal data relates, including detailed notices for clinical trial subjects and investigators, as well as requirements regarding the security of personal data and notification of data processing obligations to the competent national data processing authorities. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. For example, on July 16, 2020, the Court of Justice of the European Union (CJEU) invalidated the EU-US Privacy Shield Framework (Privacy Shield) under which personal data could be transferred from the EEA to United States entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The European Commission issued revised standard contractual clauses on June 4, 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. The revised standard contractual clauses must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Further, following the withdrawal of the United Kingdom from the European Union and the EEA and the end of the transition period, from January 1, 2021, we have to comply with the GDPR and separately the GDPR as implemented in the United Kingdom, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR and has the ability to fine up to the greater of €20 million/£17 million or 4% of global turnover. The relationship between the United Kingdom and the European Union and the EEA in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from EU member states to the United Kingdom without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision.

In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. If we fail to follow these security standards, even if no personal information is compromised, we may incur significant fines or experience a significant increase in costs. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all U.S. states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, update our data privacy and security policies and procedures, or in some cases, impact our ability to operate in certain jurisdictions. Failure by us or our collaborators and service providers to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and adversely affect our business, financial condition, results of operations and prospects. Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. These attacks can present meaningful risks to our operations, data and commercial information. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Any security breach or other incident, whether actual or perceived, could impact our reputation and/or operations, cause us to incur significant costs, including legal expenses, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers. For example, the loss of clinical trial data from clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We also rely on third parties to manufacture our vaccine candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any actual or perceived disruption or security breach affects our systems (or those of our third-party collaborators, service providers, contractors or consultants) or were to result in a loss of or accidental, unlawful or unauthorized access to, use of, release of, or other processing of personally identifiable information, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, the further development and commercialization of our vaccine candidates could be delayed, and we could be subject to significant fines, penalties or liabilities for any noncompliance to certain privacy and security laws.

Further, despite the implementation of security measures, our internal technology systems (including infrastructure) and those of our current and any future CROs and other contractors, consultants and collaborators are vulnerable to damage from computer viruses, cybersecurity threats (such as denial-of-service attacks, cyber-attacks or cyber-intrusions over the Internet, hacking, phishing and other social engineering attacks), unauthorized access or use, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations or result in the unauthorized disclosure of or access to personally identifiable information or individually identifiable health information, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. If our third-party vendors fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage. Some of the federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular categories of personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships.

Our business is subject to risks arising from the COVID-19 pandemic and other epidemic diseases.

The current COVID-19 worldwide pandemic has presented substantial public health and economic challenges and is affecting our employees, clinical trial subjects, physicians and other healthcare providers, communities and business operations, as well as the U.S. and global economies and financial markets. International and U.S. governmental authorities in impacted regions have taken, and are continuing to take, actions in an effort to slow the spread of COVID-19, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. In response, our administrative employees have worked remotely and we have limited the number of staff in our research and development laboratories. To date we have not experienced material disruptions in our business operations. However, while it is not possible at this time to estimate the impact that COVID-19 could have on our business in the future, particularly as we advance our vaccine candidates through clinical development, the continued spread of COVID-19 and the measures taken by the governmental authorities, and any future epidemic disease outbreaks, could disrupt the supply chain and the manufacture or shipment of drug substances and finished drug products for our vaccine candidates for use in our research, preclinical studies and clinical trials, delay, limit or prevent our employees and CROs from continuing research and development activities, impede our clinical trial initiation and recruitment and the ability of subjects to continue in clinical trials, impede testing, monitoring, data collection and analysis and other related activities, any of which could delay our preclinical studies and clinical trials and increase our development costs, and have a material adverse effect on our business, financial condition and results of operations. The COVID-19 pandemic and any future epidemic disease outbreak could also potentially further affect the business of the FDA or other regulatory authorities, which could result in delays in meetings related to planned clinical trials. The COVID-19 pandemic and mitigation measures have had and may continue to have, and any future epidemic disease outbreak may have, an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed. The extent to which the COVID-19 pandemic impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

Our business could be affected by litigation, government investigations and enforcement actions.

We currently operate in a number of jurisdictions in a highly regulated industry and we could be subject to litigation, government investigation and enforcement actions on a variety of matters in the United States. or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, employment and other claims and legal proceedings which may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.

Legal proceedings, government investigations and enforcement actions can be expensive and time consuming. An adverse outcome resulting from any such proceeding, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business and results of operations.

Our employees and independent contractors, including principal investigators, CROs, consultants and vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees and independent contractors, including principal investigators, CROs, consultants and vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the laws and regulations of the FDA and other similar regulatory requirements, including those laws that require the reporting of true, complete and accurate information to such authorities, (ii) manufacturing standards, including cGMP requirements, (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad or (iv) laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits of the acquisition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our vaccine candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our vaccine candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our therapeutic programs and other proprietary technologies we may develop. We seek to protect our proprietary position, in part, by exclusively licensing and filing company-owned patent applications in the United States and abroad relating to our vaccine candidates, VLP technology, manufacturing processes, and methods of use. If we or our principal licensor, UW, are unable to obtain or maintain patent protection, our business, financial condition, results of operations and prospects could be materially harmed.

Changes in either the patent laws or their interpretation in the United States and other jurisdictions may diminish our ability to protect our intellectual property, obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our protection. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection against competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we or our licensors may not be able to file, prosecute or maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, third party collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. For example, many of the patent applications related to discoveries in the SARS-CoV-2 field have not yet published and could impact our freedom to operate using our technology in the SARS-CoV-2 space. This may result in us needing to obtain additional licenses, which could have a financial impact, or ceasing development of our candidates if not able to obtain additional necessary licenses.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our patent applications may not result in patents being issued which protect our vaccine candidates or proprietary technologies we may develop or which effectively prevent others from commercializing competitive technologies and products.

Moreover, the claim coverage in a patent application can be significantly reduced before the patent is granted. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Any patents issuing from our patent applications may be challenged, narrowed, circumvented or invalidated by third parties. Our competitors or other third parties may avail themselves of safe harbors under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Amendments) to conduct research and clinical trials. Consequently, we do not know whether our therapeutic programs and other proprietary technology will be protectable or remain protected by valid and enforceable patents. Even if a patent is granted, our competitors or other third parties may be able to circumvent the patent by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects. In addition, given the amount of time required for the development, testing and regulatory review of our therapeutic programs and eventual vaccine candidates, patents protecting the vaccine candidates might expire before or shortly after such vaccine candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (USPTO) or become involved in opposition, derivation, revocation, reexamination, post-grant review, inter partes review, or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our therapeutic programs and other proprietary technologies we may develop and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

Moreover, some of our owned and in-licensed patent rights may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patent rights, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of such patent rights in order to enforce such patent rights against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

We rely heavily on certain license agreements with UW and also depend on intellectual property licensed from other third parties, and these licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated, or if disputes regarding these licenses arise, we could lose significant rights that are important to our business.

We are dependent, in part, on patents, know-how and proprietary technology licensed from others. We are a party to a number of license agreements under which we are granted rights to intellectual property that are important to our business and we may enter into additional license agreements in the future. Our existing license agreements impose, and we expect that any future license agreements where we in-license intellectual property will impose on us, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations. Specifically, we are party to various option and license agreements with UW including (i) an exclusive, worldwide, royalty-bearing, sublicensable license under certain UW patents to make, use, sell, offer to sell, import and otherwise exploit any product covered by the licensed patents or products for the prophylactic and/or therapeutic treatment of RSV, hMPV and four other infectious diseases, (ii) a non-exclusive, worldwide (excluding South Korea), sublicensable license under certain UW patents to make, use, sell, offer to sell, import or otherwise exploit any product covered under the licensed patents for the prophylactic and/or therapeutic treatments of SARS-CoV-2 infection with an option for an exclusive license in certain jurisdictions, and (iii) certain non-exclusive licenses to use certain know-how related to the foregoing. These licenses and, if exercised, options impose various diligence, milestone payment, royalty, and other obligations on us, and any future license agreements we enter into may do the same. In addition, we rely on in-licensing antigens from third parties other than UW to combine with our VLP platform. If we fail to comply with our obligations under these agreements, or we are subject to bankruptcy-related proceedings, the licensor may have the right to terminate the license, in which event we would not be able to develop or market the products covered by the license. In addition, we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of vaccine candidates we may develop. It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. In either event, we may be required to expend significant time and resources to redesign our technology, vaccine candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology or vaccine candidates.

If we or our licensors fail to adequately protect our licensed intellectual property, our ability to commercialize vaccine candidates could suffer. We do not have complete control over the maintenance, prosecution and litigation of our in-licensed patents and patent applications and may have limited control over future intellectual property that may be in-licensed. For example, we cannot be certain that activities such as the maintenance and prosecution by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves, or may not be conducted in accordance with our best interests. Furthermore, there may be certain limitations to our right to enforce certain exclusively licensed patents, including, for example, the requirement that we obtain the licensor’s consent prior to settling such lawsuits in a manner that would adversely affect the licensor’s rights, and a general prohibition on enforcement against non-profit entities.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant patents, know-how and proprietary technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Disputes that may arise between us and our licensors regarding intellectual property subject to a license agreement could include disputes regarding:

∎	the scope of rights granted under the license agreement and other interpretation-related issues;

∎	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

∎	our right to sublicense patent and other rights to third parties under collaborative development relationships;

∎

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our vaccine candidates and what activities satisfy those diligence obligations; and

∎	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected technology or vaccine candidates. As a result, any termination of or disputes over our intellectual property licenses could result in the loss of our ability to develop and commercialize our vaccine candidates, or we could lose other significant rights, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, our licensed patent rights are or may be subject to retained or reserved rights by the licensor or one or more third parties. For example, UW retained rights to conduct academic research for itself and other rights necessary for UW to comply with its obligations to BMGF, which funded in part the research resulting in certain of our licensed patent rights and technology under the UW agreements. With respect to our SARS-CoV-2 vaccine candidate, we granted BMGF a humanitarian license that allows BMGF to make our SARS-CoV-2 vaccine available to certain developing countries. Further, because our licensed patent rights allow the licensor to continue their research on the licensed technology, a licensor may develop new inventions that we may want to license in the future. Any such licenses provided to us will increase our costs. Alternatively, if a licensor does not provide us with a license, we may be limited in our ability to develop competitive vaccine candidates in the future. For additional information on our material license agreements, see “Business–Material Agreements.”

Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-U.S. manufacturers.

We have in-licensed certain patents and patent applications that were generated through the use of U.S. government funding or grants, and we may acquire or license in the future intellectual property rights that have been generated through the use of U.S. government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third-party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). If the U.S. government exercises its march-in rights in our current or future intellectual property rights that are generated through the use of U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us or the applicable licensor to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. Any failure by us to comply with federal regulations regarding intellectual property rights that were developed through the use of U.S. government funding could have a material adverse effect on our business, financial condition, results of operations, and prospects.

For example, because the research resulting in certain of our licensed patent rights and technology under the UW agreements and the agreement with the National Institutes of Health was funded in whole or in part by the U.S. government, the U.S. government has certain rights to such patent rights and technology, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes and march-in rights, and impose certain reporting and domestic manufacturing requirements. These rights apply to IVX-121, IVX-241, IVX-A12, IVX-411, and IVX-421 and may permit the U.S. government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions are and may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on our vaccine candidates and/or VLP technology in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our intellectual property in and into the United States or other jurisdictions. Competitors may use our intellectual property in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. In addition, some jurisdictions, such as Europe, Japan and China, may have a higher standard for patentability than in the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the United States and other jurisdictions.

Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Certain provisions of the Agreement on Trade-Related Aspects of Intellectual Property (TRIPS Agreement) limit the use of compulsory licenses by World Trade Organization (WTO) members. Several WTO members and various public interest advocates have proposed the WTO implement a waiver of such provision of the TRIPS Agreement so that members may improve the supply of COVID-19 vaccines without fear of trade retaliation. In May 2021, the United States Trade Representative announced that the Biden Administration “will actively participate in text-based negotiations at the World Trade Organization (WTO) needed to make that happen. Those negotiations will take time given the consensus-based nature of the institution and the complexity of the issues involved.” A waiver is unlikely to impact patent protection in the jurisdictions where we anticipate having the majority of our sales. Rather, with respect to our SARS-CoV-2 vaccine candidates, BMGF has retained or been granted rights in the jurisdictions where patent protection would be impacted. Nevertheless, the outcome of these negotiations is highly uncertain, and if the WTO agrees to waive provisions of the TRIPS Agreement relevant to our SARS-CoV-2 vaccine candidates, our business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensors to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. The COVID-19 pandemic may impair our and our licensors’ ability to comply with these procedural, document submission, fee payment, and other requirements imposed by government patent agencies, which may materially and adversely affect our ability to obtain or maintain patent protection for our products and vaccine candidates.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the America Invents Act) enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application related to our therapeutic programs and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of patents issuing from those patent applications, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Issued patents covering our vaccine candidates and VLP technology could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we initiated legal proceedings against a third party to enforce a patent covering our vaccine candidates or VLP technology, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of a patent before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to our patents in such a way that they no longer cover our vaccine candidates or VLP technology. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our vaccine candidates. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect the competitive position of our vaccine candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or international patent application filing date. Various extensions may be available, including by patent term adjustment (PTA) due to delays at the USPTO. Conversely, patent terms may be reduced by a terminal disclaimer that is necessary to overcome a double patenting rejection during patent prosecution. Such a terminal disclaimer could obviate any extension or adjustment that may be available. Irrespective of whether extensions are available, the life of a patent, and the protection it affords, is limited. Even if patents covering our vaccine candidates are obtained, once the patent has expired, we may be vulnerable to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new vaccine candidates, patents protecting such vaccine candidates might expire before or shortly after such vaccine candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for our vaccine candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any vaccine candidate we have or may develop, one or more of our patents issuing from our U.S. patent applications may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as in Europe under Supplemental Protection Certificate. However, we may not be granted an extension for various reasons, including failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or failing to satisfy other applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our vaccine candidates and other proprietary technologies we may develop. Litigation may be necessary to defend against these and other claims challenging inventorship or our patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our vaccine candidates and other proprietary technologies we may develop. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for our vaccine candidates and proprietary technologies, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, third-party collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We may be subject to claims that third parties have an ownership interest in our trade secrets. For example, we may have disputes arise from conflicting obligations of our employees, consultants or others who are involved in developing our vaccine candidate. Litigation may be necessary to defend against these and other claims challenging ownership of our trade secrets. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable trade secret rights, such as exclusive ownership of, or right to use, trade secrets that are important to our therapeutic programs and other proprietary technologies we may develop. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and vaccine candidates.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future products and vaccine candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products or vaccine candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products. Further, we may need to share our proprietary information, including trade secrets, with our current and future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees, consultants and advisors are currently or were previously employed at universities, including UW, or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violations against us or our potential future collaborators could be expensive and time consuming and may prevent or delay the development and commercialization of our vaccine candidates and other proprietary technologies.

Our commercial success depends in part on our ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above, recently, due to changes in U.S. law referred to as patent reform, new procedures including inter partes review and post-grant review have also been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to our patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are commercializing or plan to commercialize our vaccine candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our vaccine candidates, proprietary technologies and commercializing activities may give rise to claims of infringement of the patent rights of others. We cannot assure you that our vaccine candidates or proprietary technologies will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued for which a third party, such as a competitor in the fields in which we are developing our vaccine candidates, might accuse us of infringing. It is also possible that patents owned by third parties of which we are aware, but which we do not believe we infringe or that we believe we have valid defenses to any claims of patent infringement, could be found to be infringed by us. It is not unusual that corresponding patents issued in different countries have different scopes of coverage, such that in one country a third-party patent does not pose a material risk, but in another country, the corresponding third-party patent may pose a material risk to our vaccine candidates. As such, we monitor third-party patents in the relevant pharmaceutical markets. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that we may infringe.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing the infringing products or technologies. In addition, we may be required to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing products or technologies, which may be impossible or require substantial time and monetary expenditure. Further, we cannot predict whether any required license would be available at all or whether it would be available on commercially reasonable terms. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations as a result of actual or threatened patent infringement claims.

Even if resolved in our favor, the foregoing proceedings could be very expensive, particularly for a company of our size, and time-consuming. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Further, some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be opposed, challenged, infringed, circumvented, invalidated, cancelled, or declared generic or determined to be infringing on other marks. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we are given an opportunity to respond to such rejections, we may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Moreover, any name we may propose to use with our vaccine candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain name or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

∎	others may be able to make products that are similar to our vaccine candidates or utilize similar technology but that are not covered by the claims of the patents that we license or may own;

∎	we might not have been the first to make the inventions covered by our current or future patent applications;

∎	we might not have been the first to file patent applications covering our inventions;

∎	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

∎	it is possible that our current or future patent applications will not lead to issued patents;

∎	any patent issuing from our current or future patent applications may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

∎

our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

∎	we may not develop additional proprietary technologies that are patentable;

∎	the patents of others may harm our business; and

∎

we may choose not to file for patent protection in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

Should any of the foregoing occur, it could adversely affect our business, financial condition, results of operations and prospects.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

The growth of our business may depend in part on our ability to acquire, in-license or use third-party proprietary rights. For example, our vaccine candidates may require specific formulations to work effectively and efficiently, we may develop vaccine candidates containing our compounds and pre-existing pharmaceutical compounds, which could require us to obtain rights to use intellectual property held by third parties. For example, we may find from our preclinical or clinical trials that our vaccine candidates achieve improved efficacy through combination with proprietary adjuvants. We may not be able to achieve long-term access to these adjuvants or may be only able to do so under unfavorable terms. This could limit the effectiveness of our vaccine candidates if we are unable to obtain access to these adjuvants or could impact our potential profitability if we can only obtain access under unfavorable terms. In addition, with respect to any patents we may co-own with third parties, we may require licenses to such co-owners interest to such patents. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. In addition, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. Were that to happen, we may need to cease use of the compositions or methods covered by those third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on those intellectual property rights, which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Additionally, we may collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Even if we hold such an option, we may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established or have greater resources than we do may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our vaccine candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. There can be no assurance that we will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property surrounding the additional vaccine candidates that we may seek to develop or market. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of certain programs and our business financial condition, results of operations and prospects could suffer.

Risks Related to Our Common Stock, This Offering and Being a Public Company

There has been no public market for our common stock and an active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on the Nasdaq Global Select Market (Nasdaq), an active trading market for our common stock may never develop or be sustained following this offering. We and the representatives of the underwriters determined the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for stock of biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by those factors discussed in this “Risk Factors” section and many others, including:

∎	results of our preclinical studies and clinical trials, and the results of trials of our competitors or those of other companies in our market sector;

∎	our ability to enroll subjects in our future clinical trials;

∎	regulatory approval of our vaccine candidates, or limitations to specific label indications or target populations for its use, or changes or delays in the regulatory review process;

∎	regulatory developments in the United States and foreign countries;

∎	changes in the structure of healthcare payment systems;

∎	the success or failure of our efforts to develop, acquire or license additional vaccine candidates;

∎	innovations, clinical trial results, product approvals and other developments regarding our competitors;

∎	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

∎	manufacturing, supply or distribution delays or shortages;

∎	any changes to our relationship with any manufacturers, suppliers, collaborators or other strategic partners;

∎	achievement of expected product sales and profitability;

∎	variations in our financial results or those of companies that are perceived to be similar to us;

∎	market conditions in the biopharmaceutical sector and issuance of securities analysts’ reports or recommendations;

∎	trading volume of our common stock;

∎	an inability to obtain additional funding;

∎	sales of our stock by insiders and stockholders;

∎	general economic, industry and market conditions other events or factors, many of which are beyond our control;

∎	additions or departures of key personnel;

∎	intellectual property, product liability or other litigation against us;

∎	changes in our capital structure, such as future issuances of securities and the incurrence of additional debt; and

∎	changes in accounting standards, policies, guidelines, interpretations or principles.

In addition, in the past, stockholders have initiated class action lawsuits against biopharmaceutical companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert our management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the completion of this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $7.40 per share, based upon the initial public offering price of $15.00 per share. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to significantly influence all matters submitted to stockholders for approval.

Following the completion of this offering, our executive officers, directors and greater than 5% stockholders, in the aggregate, will own approximately 39.4% of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants and without giving effect to any potential purchases by such persons in this offering, including pursuant to the directed share program relating to this offering). As a result, such persons, acting together, will have the ability to significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Based on shares of common stock outstanding as of March 31, 2021, upon the closing of this offering, we will have outstanding a total of 37,509,898 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of these shares, only the 12,133,333 shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, unless they are purchased by one of our affiliates.

Our directors and executive officers and holders of substantially all of our outstanding securities have entered into lock-up agreements with the underwriters pursuant to which they may not, with limited exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of Jefferies LLC, Cowen and Company, LLC and Evercore Group L.L.C. The underwriters may permit our officers, directors and other securityholders who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements at any time in their sole discretion. See “Underwriting.” Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline.

After the lock-up agreements expire, up to an additional 25,376,565 shares of common stock will be eligible for sale in the public market, of which 14,773,308 shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act in each case based on shares of common stock outstanding as of March 31, 2021 and without giving effect to any potential purchases by such persons in this offering, including pursuant to the directed share program relating to this offering.

In addition, promptly following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act registering the issuance of approximately 10,606,033 shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 in the case of our affiliates. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of 24,212,800 shares of our outstanding common stock, or approximately 64.6% of our total outstanding common stock based on shares outstanding as of March 31, 2021, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting and the 180-day lock-up agreements described above. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer”, as defined under the Exchange Act, our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

∎

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

∎	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley);

∎

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the U.S. Securities and Exchange Commission (SEC) determines the new rules are necessary for protecting the public;

∎	reduced disclosure obligations regarding executive compensation; and

∎	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could significantly reduce the value of our shares to a potential acquiror or delay or prevent changes in control or changes in our management without the consent of our board of directors. The provisions in our charter documents will include the following:

∎	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

∎	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

∎

the exclusive right of our board of directors, unless the board of directors grants such right to the stockholders, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

∎	the required approval of at least 66-2/3% of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;

∎

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

∎	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

∎

the required approval of at least 66-2/3% of the shares entitled to vote to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

∎	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

∎	an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;

∎

the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

∎

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

General Risk Factors

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, Sarbanes-Oxley, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of Sarbanes-Oxley, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls and anti-corruption and anti-money laundering laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, CROs, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, CROs, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. We rely on third-party manufacturers to produce our vaccine candidates. Our ability to obtain clinical supplies of our vaccine candidates could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption. In addition, our corporate headquarters is located in Seattle, Washington, near earthquake faults and fire zones, and the ultimate impact on us of being located near earthquake faults and fire zones and being consolidated in a certain geographical area is unknown. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

We and any of our third-party manufacturers or suppliers may use potent chemical agents and hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly.

We and any of our third-party manufacturers or suppliers and current or potential future collaborators will use biological materials, potent chemical agents and may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety of the environment. Our operations and the operations of our third-party manufacturers and suppliers also produce hazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts. In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended. Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our storage or disposal of biologic, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could materially adversely affect our business, financial condition, results of operations and prospects.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget.

Our ability to use net operating loss carryforwards and other tax attributes may be limited in connection with this offering or other ownership changes.

We have incurred substantial losses during our history, do not expect to become profitable in the near future and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire (if at all). At December 31, 2020, we had federal and state net operating loss (NOL) carryforwards of approximately $21.0 million and $2.2 million, respectively.

Under the Tax Cuts and Jobs Act (the Tax Act), federal NOL carryforwards generated in periods after December 31, 2017, may be carried forward indefinitely. The deductibility of federal NOL carryforwards, particularly for tax years beginning after December 31, 2020, may be limited. It is uncertain if and to what extent various states will conform to the Tax Act or the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act). In addition, our NOL carryforwards are subject to review and possible adjustment by the Internal Revenue Service (IRS), and state tax authorities. Under Section 382 of the Internal Revenue Code (the Code), our federal NOL carryforwards may be or become subject to an annual limitation in the event we have had or have in the future certain cumulative changes in the ownership of our company. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in our ownership resulting from this offering or other transactions, or any resulting limitations on our ability to utilize our NOL carryforwards and other tax attributes. However, we believe that our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with this offering. If we earn taxable income, such limitations could result in increased future income tax liability to us and our future cash flows could be adversely affected. We have recorded a full valuation allowance related to our NOL carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Changes in U.S. tax law may materially adversely affect our financial condition, results of operations and cash flows.

On March 27, 2020, the CARES Act was signed into law to address the COVID-19 crisis. The CARES Act is an approximately $2 trillion emergency economic stimulus package that includes numerous U.S. federal income tax provisions, including the modification of: (i) NOL rules (as discussed above), (ii) the alternative minimum tax refund and (iii) business interest deduction limitations under Section 163(j) of the Code.

The Tax Act also significantly changed the U.S. federal income taxation of U.S. corporations. The Tax Act remains unclear in many respects and has been, and may continue to be, the subject of amendments and technical corrections, as well as interpretations and implementing regulations by the IRS, which have lessened or increased certain adverse impacts of the Tax Act and may continue to do so in the future. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. We continue to work with our tax advisors and auditors to determine the full impact the Tax Act and the CARES Act will have on us.

Congress may enact additional legislation in connection with the COVID-19 pandemic, and as a result of changes in the U.S. presidential administration and control of the U.S. Senate, additional tax legislation may also be enacted, which could have an impact on our company. We urge our investors to consult with their legal and tax advisors with respect to the Tax Act, the CARES Act, and possible changes in U.S. tax law and the potential tax consequences of investing in our common stock.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Pursuant to Section 404 of Sarbanes-Oxley, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2022. When we lose our status as an “emerging growth company” and do not otherwise qualify as a “smaller reporting company” with less than $100 million in annual revenue, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we may need to upgrade our information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. If we or, if required, our auditors are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us, because biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of our management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, research and development plans, the anticipated timing, costs, design and conduct of our ongoing and planned preclinical studies and planned clinical trials for our vaccine candidates, the timing and likelihood of regulatory filings and approvals for our vaccine candidates, our ability to commercialize our vaccine candidates, if approved, the impact of COVID-19 on our business, the pricing and reimbursement of our vaccine candidates, if approved, the potential to develop future vaccine candidates, the potential benefits of strategic collaborations and our intent to enter into any strategic arrangements, the timing and likelihood of success, plans and objectives of management for future operations, and future results of anticipated product development efforts, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See the section titled “Where You Can Find More Information.”

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to rely unduly upon them.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $165.8 million (or approximately $191.1 million if the underwriters exercise their option to purchase additional shares in full) from the sale of the shares of common stock offered by us in this offering, based on the initial public offering price of $15.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering, together with our existing cash and restricted cash, as follows:

∎

approximately $120.0 million to fund the continued development of IVX-A12, including completion of nonclinical studies, chemistry, manufacturing and controls (CMC) development and clinical development through a Phase 2b clinical trial, as well as manufacturing scale-up activities;

∎

approximately $35.0 million to fund ongoing development of our other vaccine candidates, including completion of Phase 1/2 and Phase 2 clinical trials of IVX-411 and potential expansion of our research pipeline; and

∎	the remainder for research and development and general and administrative headcount costs, cross-program research and development activities, and other general corporate purposes and working capital.

We may also use a portion of the remaining net proceeds to in-license, acquire or invest in complementary businesses, technologies, products or assets, although we have no current agreements, commitments or understandings to do so.

Based on our current operating plan, we believe our existing cash and restricted cash, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated cash requirements through at least 2024. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. The net proceeds of this offering, together with our existing cash and restricted cash, will not be sufficient to complete development of IVX-A12, IVX-411, or any other vaccine candidate, and after this offering, we will require substantial capital in order to advance our current and future vaccine candidates through clinical trials, regulatory approval and commercialization.

Our expected use of existing cash and restricted cash and our net proceeds from this offering represent our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Predicting the costs necessary to develop vaccine candidates can be difficult and we will need substantial additional capital to complete our clinical development of any of our vaccine candidates. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress and costs of our development activities, the status of and results from clinical trials, as well as the status and results from our current and any future collaborations with third parties for our vaccine candidates, and any unforeseen cash needs.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and restricted cash and capitalization as of March 31, 2021:

∎	on an actual basis;

∎

on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 21,634,898 shares of our common stock and the related reclassification of the convertible preferred stock to permanent equity in connection with the closing of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

∎

on a pro forma as adjusted basis to reflect (i) the pro forma adjustments set forth above and (ii) our sale of 12,133,333 shares of common stock in this offering at the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our financial statements and related notes included elsewhere in this prospectus and the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	AS OF MARCH 31, 2021
	ACTUAL	PRO FORMA	PRO FORMA AS ADJUSTED
	(unaudited, in thousands, except share and per share data)
Cash and restricted cash	$124,961	$124,961	$290,721

Convertible preferred stock, par value $0.0001 per share, 89,908,215 shares authorized, 89,908,215 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	151,638	—	—
Stockholders’ (deficit) equity:
Preferred stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; 50,000,000 shares authorized and no shares issued or outstanding pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.0001 per share; 134,329,408 shares authorized, 3,741,667 shares issued and 2,891,776 shares outstanding, actual; 500,000,000 shares authorized pro forma and pro forma as adjusted; 25,376,565 shares issued and 24,526,674 outstanding, pro forma; and 37,509,898 shares issued and 36,660,007 outstanding, pro forma as adjusted	2	11	12
Additional paid-in capital	761	152,390	318,068
Accumulated deficit	(32,949)	(32,949)	(32,949)

Total stockholders’ (deficit) equity	(32,186)	119,452	285,131

Total capitalization	$119,452	$119,452	$285,131

The table above is based on the number of shares of common stock outstanding as of March 31, 2021, which excludes:

∎	1,717,446 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2021, at a weighted-average exercise price of $1.00 per share;

∎	3,413,872 shares of common stock issuable upon the exercise of stock options granted after March 31, 2021, at a weighted-average exercise price of $6.13 per share;

∎

1,051,500 shares of our common stock issuable upon the exercise of stock options to be granted in connection with this offering under our 2021 Incentive Award Plan (the 2021 Plan), which became effective in connection with this offering, to certain of our executive officers, directors, employees and consultants, at an exercise price equal to the initial public offering price in this offering;

∎

355,750 shares of our common stock issuable upon the vesting of restricted stock units granted to certain of our executive officers, directors, employees and consultants under the 2021 Plan in connection with this offering;

∎

the remaining 4,067,465 shares of common stock reserved for future issuance under the 2021 Plan after giving effect to the issuance of the options and restricted stock units described above (which number includes 874,715 shares of common stock reserved for issuance under our 2017 Equity Incentive Plan (the 2017 Plan), which shares were added to the 2021 Plan upon its effectiveness, but does not include any potential evergreen increases pursuant to the terms of the 2021 Plan); and

∎

400,000 shares of common stock reserved for future issuance under the ESPP, which became effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the ESPP).

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of March 31, 2021, our historical net tangible book value (deficit) was $(32.2) million, or $(8.60) per share of our common stock, based on 3,741,667 shares of common stock issued as of such date. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets less total liabilities and convertible preferred stock, which is not included in our stockholders deficit, divided by the total number of shares of common stock outstanding at March 31, 2021.

After giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 21,634,898 shares of our common stock and the related reclassification of the carrying value of our convertible preferred stock to permanent equity, in connection with the closing of this offering, and assuming the occurrence of such conversion on March 31, 2021, our pro forma net tangible book value as of March 31, 2021 would have been approximately $119.5 million, or approximately $4.71 per share of our common stock.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after closing of this offering. After giving further effect to the sale of 12,133,333 shares of our common stock that we are offering at the initial public offering price of $15.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $285.1 million, or approximately $7.60 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.89 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $7.40 per share to new investors participating in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution:

Initial public offering price per share		$15.00

Historical net tangible book value (deficit) per share at March 31, 2021	(8.60)
Pro forma increase in historical net tangible book value (deficit) per share as of March 31, 2021 attributable to conversion of all outstanding shares of convertible preferred stock	13.31

Pro forma net tangible book value per share as of March 31, 2021, before giving effect to this offering	4.71
Increase in pro forma net tangible book value per share attributable to investors participating in this offering	$2.89

Pro forma as adjusted net tangible book value per share after this offering		7.60

Dilution per share to new investors participating in this offering		$7.40

If the underwriters exercise their option to purchase up to 1,819,999 additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $7.90 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $0.30 per share and the dilution per share to new investors would be $0.30 per share.

To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2021, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the initial public offering price of $15.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	SHARES PURCHASED		TOTAL CONSIDERATION		WEIGHTED- AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders	25,376,565	68%	$150,887,000	45%	$5.95
Investors participating in this offering	12,133,333	32	181,999,995	55	$15.00

Total	37,509,898	100.0%	$332,886,995	100.0%	$8.87

The foregoing tables and calculations exclude:

∎	1,717,446 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2021, at a weighted-average exercise price of $1.00 per share;

∎	3,413,872 shares of common stock issuable upon the exercise of stock options granted after March 31, 2021, at a weighted-average exercise price of $6.13 per share;

∎

1,051,500 shares of our common stock issuable upon the exercise of stock options to be granted in connection with this offering under the 2021 Plan, which became effective in connection with this offering, to certain of our executive officers, directors, employees and consultants, at an exercise price equal to the initial public offering price in this offering;

∎

355,750 shares of our common stock issuable upon the vesting of restricted stock units granted to certain of our executive officers, directors, employees and consultants under the 2021 Plan in connection with this offering;

∎

the remaining 4,067,465 shares of common stock reserved for future issuance under the 2021 Plan after giving effect to the issuance of the options and restricted stock units described above (which number includes 874,715 shares of common stock reserved for issuance under the 2017 Plan, which shares were added to the 2021 Plan upon its effectiveness, but does not include any potential evergreen increases pursuant to the terms of the 2021 Plan); and

∎

400,000 shares of common stock reserved for future issuance under the ESPP, which became effective in connection with this offering (which number does not include any potential evergreen increases pursuant to the terms of the ESPP).

SELECTED FINANCIAL DATA

The following tables set forth our selected historical financial data as of, and for the periods ended on, the dates indicated. We have derived the selected statements of operations and comprehensive loss data for the years ended December 31, 2019 and 2020 and the selected balance sheet data as of December 31, 2019 and 2020 from our audited financial statements included elsewhere in this prospectus. We have derived the selected statements of operations and comprehensive loss data for the three months ended March 31, 2020 and 2021 and the selected balance sheet data as of March 31, 2021 from our unaudited interim condensed financial statements included elsewhere in this prospectus. Our unaudited interim condensed financial statements have been prepared on a basis consistent with our audited financial statements and, in the opinion of management, reflect all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements.

You should read these data together with our financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not necessarily indicative of our future results.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands, except share and per share data)
Statement of Operations and Comprehensive Loss Data:
Grant revenue	$—	$1,616	$—	$2,001
Operating expenses:
Research and development	$4,157	$17,667	$2,920	$5,553
General and administrative	1,241	2,659	612	1,091

Total operating expenses	5,398	20,326	3,532	6,644

Loss from operations	(5,398)	(18,710)	(3,532)	(4,643)
Other income (expense):
Change in fair value of derivative liability	—	187	—	(205)
Loss on extinguishment of convertible promissory note	—	—	—	(754)
Interest and other income (expense)	101	(331)	61	(249)

Total other income (expense)	101	(144)	61	(1,208)

Net loss and comprehensive loss	$(5,297)	$(18,854)	$(3,471)	(5,851)
Series 1 preferred stock dividends	(272)	—	—	—
Series 1 preferred stock extinguishment	(400)	—	—	—

Net loss attributable to common stockholders	$(5,969)	(18,854)	$(3,471)	$(5,851)

Net loss per share attributable to common stockholders, basic and diluted (1)	$(3.76)	$(8.40)	$(1.76)	$(2.11)

Weighted-average shares of common stock outstanding, basic and diluted (1)	1,588,083	2,245,223	1,976,305	2,769,962

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) (2)		$(1.82)		$(0.35)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited) (2)		10,240,553		15,213,880

(1)	See Note 2 to our audited financial statements and Note 2 to our unaudited interim condensed financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per share attributable to common stockholders and the number of shares used in the computation of the per share amounts.

(2)	The calculations for the unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, for the year ended December 31, 2020, exclude the $187,000 change in fair value of the derivative liability and $417,000 of interest expense from the convertible notes, resulting in pro forma net loss attributable to common stockholders of $18.6 million for the year ended December 31, 2020. The unaudited pro forma weighted average common shares outstanding, basic and diluted, assume the conversion of all our outstanding shares of preferred stock into 7,748,113 shares of our common stock, as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later, and the conversion of our convertible notes into shares of our common stock, resulting in an additional 247,197 weighted average shares of our common stock.

The calculations for the unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, for the three months ended March 31, 2021, exclude the $205,000 change in fair value of the derivative liability and $264,000 of interest expense from the convertible notes, resulting in pro forma net loss attributable to common stockholders of $5.4 million for the three months ended March 31, 2021. The unaudited pro forma weighted average common shares outstanding, basic and diluted, assume the conversion of all our outstanding shares of preferred stock into 11,866,263 shares of our common stock, as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later, and the conversion of our convertible notes into shares of our common stock, resulting in an additional 577,655 weighted average shares of our common stock.

	AS OF DECEMBER 31,		AS OF MARCH 31, 2021
	2019	2020
			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and restricted cash	$23,079	$15,498	$124,961
Working capital (1)	22,065	10,326	119,539
Total assets	23,288	16,170	125,411
Long-term convertible promissory note	—	4,947	—
Derivative liability	—	1,604	—
Total liabilities	1,469	12,811	5,959
Convertible preferred stock	30,062	30,062	151,638
Total stockholders’ deficit	(8,243)	(26,703)	(32,186)

(1)	Working capital is defined as current assets less current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a biopharmaceutical company leveraging our innovative VLP platform technology to develop vaccines against infectious diseases, with an initial focus on life-threatening respiratory diseases. Our VLP platform technology is designed to enable multivalent, particle-based display of complex viral antigens, which we believe will induce broad, robust, and durable protection against the specific virus targeted. Our pipeline includes vaccine candidates targeting some of the most prevalent viral causes of pneumonia. We are developing these candidates for older adults, a patient population with high unmet need. Our vaccine candidate IVX-A12 is a bivalent candidate, or a mixture of two different VLP candidates. IVX-A12 combines IVX-121, a vaccine candidate designed to target RSV, and IVX-241, a vaccine candidate designed to target hMPV. There are currently no vaccines approved for either RSV or hMPV, which are two common causes of pneumonia in older adults. We filed a CTA for IVX-121 and plan to initiate a clinical trial of IVX-121 in Belgium in the second half of 2021, with interim topline data expected in the first half of 2022. Assuming favorable results from the IVX-121 clinical trial and favorable preclinical data for IVX-241, we plan to submit an IND to the FDA in the first half of 2022 and, thereafter, initiate a clinical trial for our combination vaccine candidate, IVX-A12. Additionally, we are developing two SARS-CoV-2 vaccine candidates, IVX-411 and IVX-421, and initiated a Phase 1/2 clinical trial of IVX-411 in Australia in June 2021, with proof-of-concept data expected in the first half of 2022.

We commenced our operations in 2017 and have devoted substantially all of our resources to date to organizing and staffing our company, business planning, raising capital, in-licensing intellectual property rights, developing vaccine candidates, scaling up manufacturing of vaccine candidates, and preparing for our ongoing and planned preclinical studies and clinical trials. Our operations to date have been funded primarily through the sale and issuance of convertible promissory notes and our convertible preferred stock. From our inception through March 31, 2021, we had raised a total of $150.3 million to fund our operations, comprised of gross proceeds from the sale and issuance of convertible promissory notes and our convertible preferred stock. As of March 31, 2021, we had cash of $121.9 million and restricted cash of $3.1 million.

We have incurred significant operating losses since inception. Our net losses for the years ended December 31, 2019 and 2020 were $5.3 million and $18.9 million, respectively, and for the three months ended March 31, 2020 and 2021, were $3.5 million and $5.9 million, respectively. As of March 31, 2021, we had an accumulated deficit of $32.9 million. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical development activities, other research and development activities and capital expenditures. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate our expenses will increase substantially as we seek to advance our vaccine candidates through preclinical and clinical development, expand our research and development activities, develop new vaccine candidates, complete clinical trials, seek regulatory approval and, if we receive regulatory approval, commercialize our products, as well as hire additional personnel, protect our intellectual property, and, following this offering, incur additional costs associated with being a public company.

Based on our current operating plan, we believe that the estimated net proceeds from this offering, together with our existing cash and restricted cash, will be sufficient to fund our operations through at least 2024. We have never generated any revenue from product sales and do not expect to generate any revenues from product sales unless and until we successfully complete development of and obtain regulatory approval for our vaccine candidates, which will not be for several years, if ever. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from sales of our vaccine candidates, if ever, we expect to finance our cash needs through equity offerings, or debt financings or other capital sources, including potential collaborations, licenses, and other similar arrangements. However, we may not be able to raise additional funds or enter into such other arrangements when needed or on favorable terms, or at all. If we are unable to raise additional capital or enter into such arrangements when needed, we could be forced to delay, limit, reduce or terminate our research and development programs or future commercialization efforts, or grant rights to develop and market our vaccine candidates to third parties where we might otherwise prefer to develop and market such vaccine candidates ourselves.

The global COVID-19 pandemic continues to evolve, and we will continue to monitor the COVID-19 situation closely. The extent of the impact of the COVID-19 pandemic on our business, operations and clinical development timelines and plans remains uncertain, and will depend on certain developments, including its impact on our clinical trial enrollment, trial sites, manufacturers, CROs and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. The ultimate impact of the COVID-19 pandemic, including the impact of new variants of the virus that causes COVID-19, or a similar health epidemic is highly uncertain and subject to change. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and most of our non-lab-based employees working remotely. We will continue to actively monitor the evolving situation related to COVID-19 and may take further actions that alter our operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business. At this point, the extent to which the COVID-19 pandemic may affect our business, operations and development timelines and plans, including the resulting impact on our expenditures and capital needs, remains uncertain and is subject to change.

Components of Results of Operations

Grant Revenue

To date, we have not generated any revenues from the commercial sale of approved products, and we do not expect to generate revenues from the commercial sale of our vaccine candidates for at least the foreseeable future, if ever. For the year ended December 31, 2020 and the three months ended March 31, 2021, revenue was derived from the Grant Agreement we entered into in September 2020 with BMGF, under which we were awarded a grant totaling up to $10.0 million, in support of our development of a SARS-CoV-2 vaccine. Unless terminated earlier by BMGF, the Grant Agreement will continue in effect until March 31, 2022. We do not currently expect future grant revenues to be a material source of funding. No revenue was recognized for the year ended December 31, 2019 and the three months ended March 31, 2020.

Operating Expenses

Research and Development

Research and development expenses consist primarily of external and internal costs related to the development of vaccine candidates. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

External costs include:

∎	expenses incurred in connection with research, laboratory consumables and preclinical studies;

∎

expenses incurred in connection with conducting clinical trials and site payments for time and pass-through expenses and expenses incurred under agreements with CROs, other vendors, or service providers engaged to conduct our trials;

∎

expenses incurred in connection with manufacturing of our vaccine candidates and related intermediates under agreements with contract development and manufacturing organizations or other service providers;

∎	the cost of consultants engaged in research and development related services and the cost to manufacture vaccine candidates for use in our preclinical studies and clinical trials;

∎	costs related to regulatory compliance; and

∎	the cost of annual license fees and milestone payments under our license agreements.

Internal costs include:

∎	employee-related expenses, including salaries, related benefits, travel and stock-based compensation expenses for employees engaged in research and development functions; and

∎	facilities, depreciation and other expenses, which include allocated expenses for rent and maintenance of facilities, insurance and supplies.

Research and development activities are central to our business model. There are numerous factors associated with the successful development and regulatory approval of any of our vaccine candidates, including future trial design and various regulatory requirements, as well as the safety and efficacy of our vaccine candidates, which cannot be determined with accuracy at this time. We may never succeed in obtaining regulatory approval for any of our vaccine candidates. Vaccine candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our vaccine candidates. In addition, we cannot forecast which vaccine candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. However, we expect that our research and development expenses will increase substantially in connection with our planned preclinical and clinical development activities in the near term and in the future.

Our future development costs may vary significantly based on factors such as:

∎	the number and scope of preclinical and regulatory filing-enabling studies;

∎	the number of trials required for approval;

∎	the number of sites included in the trials;

∎	the countries in which the trials are conducted;

∎	the length of time required to enroll eligible patients;

∎	the number of patients that participate in the trials;

∎	the number of doses evaluated in the trials;

∎	the costs and timing of manufacturing our vaccine candidates;

∎	the drop-out or discontinuation rates of clinical trial subjects;

∎	potential additional safety monitoring requested by regulatory agencies;

∎	the duration of subject participation in the trials and follow-up;

∎	the phase of development of the vaccine candidate;

∎	the impact of any interruptions to our operations or to those of the third parties with whom we work due to the ongoing COVID-19 pandemic; and

∎	the efficacy and safety profile of the vaccine candidate.

General and Administrative

General and administrative expenses consist of personnel-related costs, including salaries, payroll taxes, employee benefits, and stock-based compensation charges for personnel in executive, finance and other administrative functions. Other significant costs include facility-related costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services, and insurance costs. We anticipate that our general and administrative expenses will increase substantially for the foreseeable future to support our continued research and development activities, pre-commercial preparation activities for our vaccine candidates, and, if any vaccine candidate receives marketing approval, commercialization activities. Following the completion of this offering, we also anticipate increased expenses related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs associated with operating as a public company.

Change in Fair Value of Derivative Liability

We issued a convertible promissory note in August 2020. We bifurcated certain embedded features that were required to be accounted for separately as a single derivative liability. The initial recognition of the fair value of the derivative resulted in a reduction to the carrying value of the convertible promissory note, a discount which is then amortized to interest expense over the term of the note. We adjusted the carrying value of the derivative liability to its estimated fair value at each reporting date, with any related changes in fair value recorded as change in fair value of derivative liability in our statements of operations and comprehensive loss. The convertible promissory note converted into 2,805,850 shares of our Series B-2 convertible preferred stock in March 2021.

Prior to the conversion of the convertible promissory note into our Series B-2 convertible preferred stock in March 2021, the fair value of the derivative liability was estimated using a scenario-based analysis comparing the probability-weighted present value of the convertible promissory note payoff at maturity with and without the bifurcated features, considering possible outcomes available to the noteholders, including various financing dissolution scenarios.

Loss on Extinguishment of Convertible Promissory Note

We recorded a loss on extinguishment of convertible promissory note of $0.8 million during the three months ended March 31, 2021 in connection with the conversion of our convertible promissory note issued in August 2020. See Note 7 to the unaudited interim condensed financial statements included elsewhere in this prospectus for more information on this transaction.

Interest Income

Interest income consists of interest income earned on interest bearing demand accounts.

Interest Expense

Interest expense consisted of interest on our outstanding convertible promissory note at a per annum interest rate of 6.0% and non-cash interest expense related to discount amortization prior to its conversion into shares of our Series B-2 convertible preferred stock in March 2021.

Results of Operations

Comparison of the Three Months Ended March 31, 2020 and 2021

The following table summarizes our results of operations for the three months ended March 31, 2020 and 2021 (in thousands):

	THREE MONTHS ENDED MARCH 31,
	2020	2021	CHANGE
	(Unaudited)
Grant Revenue	$—	$2,001	$2,001
Operating expenses:
Research and development	2,920	5,553	2,633
General and administrative	612	1,091	479

Total operating expenses	3,532	6,644	3,112

Loss from operations	(3,532)	(4,643)	(1,111)
Other income (expense):
Change in fair value of derivative liability	—	(205)	(205)
Loss on extinguishment of convertible promissory note	—	(754)	(754)
Interest and other income (expense)	61	(249)	(310)

Net loss and comprehensive loss	$(3,471)	$(5,851)	$(2,380)

Grant Revenue

There was no grant revenue for the three months ended March 31, 2020 compared to $2.0 million for the three months ended March 31, 2021. For the three months ended March 31, 2021, revenue was derived from the Grant Agreement we entered into in September 2020 with BMGF, under which we were awarded a grant totaling up to $10.0 million, in support of our development of a SARS-CoV-2 vaccine.

Research and Development Expenses

Research and development expenses were $2.9 million for the three months ended March 31, 2020, compared to $5.6 million for the three months ended March 31, 2021. The increase of $2.7 million was primarily due to a $2.3 million increase in direct costs related to non-clinical development and manufacturing, a $0.3 million increase in personnel related expenses due to increased headcount to support our development activities, and a $0.1 million increase related to stock-based compensation expense. The $2.3 million increase for direct costs primarily related to development of IVX-241 and IVX-411, including completion of nonclinical immunogenicity studies and GLP toxicology studies, bioanalytical assay development, as well as process development and cGMP manufacturing of drug substance intermediates, drug substance, and drug product to support upcoming clinical trials.

We track outsourced development, outsourced personnel costs and other external research and development costs of specific programs. We do not track our internal research and development costs on a program-by-program basis.

Research and development expenses are summarized by program in the table below (in thousands):

	THREE MONTHS ENDED MARCH 31,
	2020	2021
	(Unaudited)
IVX-121	$2,092	$2,105
IVX-241	—	513
IVX-411	—	1,992
Unallocated research and development expense	828	943

Total research and development expense	$2,920	$5,553

General and Administrative Expenses

General and administrative expenses were $0.6 million for the three months ended March 31, 2020, compared to $1.1 million for the three months ended March 31, 2021. The increase of $0.5 million consisted of increased personnel-related expenses of $0.2 million, increased legal fees of $0.1 million related to corporate and intellectual property matters, increased professional services of $0.1 million, and increased stock-based compensation expense of $0.1 million.

Other Income (Expense)

Other income (expense) was income of $0.1 million for the three months ended March 31, 2020, compared to expense of $1.2 million for the three months ended March 31, 2021. The increase of $1.3 million in expense for the three months ended March 31, 2021 was the result of an increase in interest expense of $0.3 million, an increase in expense recognized on the change in fair value of derivative liability of $0.2 million, and a loss on extinguishment of convertible promissory note of $0.8 million recorded during the three months ended March 31, 2021.

Comparison of the Years Ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020 (in thousands):

	YEAR ENDED DECEMBER 31,		CHANGE
	2019	2020
Grant Revenue	$—	$1,616	$1,616
Operating expenses:
Research and development	$4,157	$17,667	$13,510
General and administrative	1,241	2,659	1,418

Total operating expenses	5,398	20,326	14,928

Loss from operations	(5,398)	(18,710)	(13,312)
Other income (expense):
Change in fair value of derivative liability	—	187	187
Interest and other income (expense)	101	(331)	(432)

Net loss and comprehensive loss	$(5,297)	$(18,854)	$(13,557)

Grant Revenue

There was no grant revenue for the year ended December 31, 2019 compared to $1.6 million for the year ended December 31, 2020. For the year ended December 31, 2020, revenue was derived from the Grant Agreement we entered into in September 2020 with BMGF, under which we were awarded a grant totaling up to $10.0 million, in support of our development of a SARS-CoV-2 vaccine.

Research and Development Expenses

Research and development expenses were $4.2 million for the year ended December 31, 2019, compared to $17.7 million for the year ended December 31, 2020. The increase of $13.5 million was primarily due to a $11.3 million increase in direct costs related to non-clinical development and manufacturing, a $2.1 million increase in personnel related expenses due to increased headcount to support our development activities, and a $0.1 million increase related to stock-based compensation expense. The $11.3 million increase for direct costs primarily related to development of IVX-121 and IVX-411, including completion of nonclinical immunogenicity studies and GLP toxicology studies, bioanalytical assay development, as well as process development and cGMP manufacturing of drug substance intermediates, drug substance, and drug product to support upcoming clinical trials.

We track outsourced development, outsourced personnel costs and other external research and development costs of specific programs. We do not track our internal research and development costs on a program-by-program basis. Research and development expenses are summarized by program in the table below (in thousands):

	YEAR ENDED DECEMBER 31,
	2019	2020
IVX-121	$2,132	$12,242
IVX-241	—	588
IVX-411	—	1,415
Unallocated research and development expense	2,025	3,422

Total research and development expense	$4,157	$17,667

General and Administrative Expenses

General and administrative expenses were $1.2 million for the year ended December 31, 2019, compared to $2.6 million for the year ended December 31, 2020. The increase of $1.4 million consisted of increased personnel-related expenses of $0.9 million, increased legal fees of $0.2 million related to corporate and intellectual property matters, increased other operating expenses including expenses for facility- and employee-related costs of $0.2 million, and increased stock-based compensation expense of $0.1 million.

Other Income (Expense)

Other income (expense) was income of $0.1 million for the year ended December 31, 2019, compared to expense of $0.1 million for the year ended December 31, 2020. The increase of $0.2 million in expense for the year ended December 31, 2020 was the result of an increase in interest expense of $0.4 million, partially offset by $0.2 million of income recognized on the change in fair value of derivative liability in 2020.

Liquidity and Capital Resources

We have incurred significant operating losses since our inception and anticipate we will continue to incur significant operating losses for the foreseeable future as we continue to develop our current and future vaccine candidates and may never become profitable. As of March 31, 2021, we had been financed primarily through net proceeds of approximately $149.5 million from the sale of our equity securities and convertible promissory notes. Additionally, we may receive up to $10.0 million under the Grant Agreement. As of March 31, 2021, we had cash of $121.9 million, restricted cash of $3.1 million and an accumulated deficit of $32.9 million.

Funding Requirements

Based on our current operating plan, without giving effect to the anticipated net proceeds from this offering, we believe that our existing cash and restricted cash will be sufficient to meet our anticipated operating expenses and capital expenditures through at least 12 months following the date of this prospectus. Further, based on our current operating plan, we believe that our existing cash and restricted cash, together with the estimated net proceeds from this offering, will be sufficient to meet our anticipated operating expenses and capital expenditures through at least 2024. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Additionally, the process of testing vaccine candidates in clinical trials is costly, and the timing of progress and expenses in these trials is uncertain.

Our future capital requirements will depend on many factors, including:

∎

the initiation, type, number, scope, results, costs and timing of, our ongoing and planned clinical trials and preclinical studies or clinical trials of other potential vaccine candidates we may choose to pursue in the future, including feedback received from regulatory authorities;

∎	the costs and timing of manufacturing for current or future vaccine candidates, including commercial scale manufacturing if any vaccine candidate is approved;

∎	the costs, timing and outcome of regulatory review of current or future vaccine candidates;

∎	any delays and cost increases that may result from the COVID-19 pandemic;

∎	the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

∎	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting;

∎	the costs associated with hiring additional personnel and consultants as our business grows, including additional executive officers and clinical development personnel;

∎	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

∎	the timing and amount of the milestone or other payments we must make to current and future licensors;

∎	the costs and timing of establishing or securing sales and marketing capabilities if current or future vaccine candidate is approved;

∎	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

∎	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors; and

∎	costs associated with any products or technologies that we may in-license or acquire.

The net proceeds of this offering, together with our existing cash and restricted cash, will not be sufficient to complete development of IVX-A12, IVX-411, IVX-421 or any other vaccine candidate. Accordingly, we will be required to obtain further funding to achieve our business objectives.

Until such time, if ever, as we can generate substantial product revenues to support our cost structure, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses, and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or vaccine candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our vaccine candidates to third parties where we might otherwise prefer to develop and market such vaccine candidates ourselves.

Cash Flows

The following table sets forth a summary of the net cash flow activity for each of the periods set forth below (in thousands):

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2019	2020	2020	2021
			(Unaudited)
Net cash provided by (used in):
Operating activities	$(4,569)	$(14,208)	$(3,543)	$(4,182)
Investing activities	—	(11)	(5)	(134)
Financing activities	26,742	6,638	66	113,779

Net increase in cash	$22,173	$(7,581)	$(3,482)	$109,463

Operating Activities

We have incurred significant operating losses since inception. Net cash used in operating activities for the year ended December 31, 2019 was $4.6 million consisting primarily of our net loss incurred during the period of $5.3 million adjusted for $0.1 million of non-cash charges and $0.6 million for net changes in operating assets and liabilities. Non-cash charges consisted of $0.1 million in stock-based compensation expense. The net change in operating assets and liabilities related to a $0.7 million increase in accounts payable and accrued and other current liabilities, partially offset by a $0.1 million increase in prepaid and other current assets in support of the growth in our operating activities.

Net cash used in operating activities for the year ended December 31, 2020 was $14.2 million, consisting primarily of our net loss incurred during the period of $18.8 million adjusted for $0.5 million of non-cash charges, and $4.1 million for net changes in operating assets and liabilities. Non-cash charges consisted primarily of $0.4 million non-cash interest expense and $0.3 million in stock-based compensation, which were partially offset by $0.2 million of non-cash income recognized related to the change in fair value of the derivative liability. The net change in operating assets and liabilities consisted of a $2.2 million increase in accounts payable and accrued and other current liabilities and $2.4 million increase in deferred revenue, partially offset by a $0.5 million increase in prepaid and other current assets in support of the growth in our operating activities.

Net cash used in operating activities for the three months ended March 31, 2020 was $3.5 million, consisting primarily of our net loss incurred during the period of $3.5 million.

Net cash used in operating activities for the three months ended March 31, 2021 was $4.2 million, consisting primarily of our net loss incurred during the period of $5.9 million adjusted for $1.5 million of non-cash charges, and $0.2 million for net changes in operating assets and liabilities. Non-cash charges consisted primarily of $0.2 million non-cash interest expense, $0.2 million of non-cash expense recognized related to the change in fair value of the derivative liability, $0.3 million in stock-based compensation, and $0.8 million loss on extinguishment of convertible promissory note. The net change in operating assets and liabilities consisted of a $0.7 million increase in deferred revenue and $0.4 million decrease in prepaid and other current assets, partially offset by a $0.9 million decrease in accounts payable and accrued and other current liabilities.

Investing Activities

We did not use cash in investing activities for the year ended December 31, 2019. Net cash used in investing activities for the year ended December 31, 2020 was less than $0.1 million, for purchases of property and equipment.

Net cash used in investing activities for the three months ended March 31, 2020 and 2021 was less than $0.1 million and $0.1 million, respectively, for purchases of property and equipment.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2019 was $26.7 million consisting of $0.6 million in proceeds related to the issuance of Series 1 convertible preferred stock in January 2019, $25.9 million in proceeds related to the issuance of Series A-1 convertible preferred stock in August 2019 and $0.2 million proceeds from early exercises of stock options.

Net cash provided by financing activities for the year ended December 31, 2020 was $6.6 million, consisting of $6.4 million related to issuance of a convertible promissory note in August 2020, and $0.2 million proceeds from early exercises of stock options.

Net cash provided by financing activities for the three months ended March 31, 2020 was less than $0.1 million for the proceeds from early exercises of stock options.

Net cash provided by financing activities for the three months ended March 31, 2021 was $113.8 million consisting of $21.0 million in proceeds related to the issuance of Series A-1 convertible preferred stock in February 2021, $92.7 million in proceeds related to the issuance of Series B-1 convertible preferred stock in March 2021, and $0.1 million proceeds from exercises of stock options, including early exercises.

Contractual Obligations and Commitments

We had no contractual obligations and commitments as of December 31, 2020 and March 31, 2021.

Under our license agreements, we have milestone payment obligations that are contingent upon the achievement of specified development, regulatory, and commercial sales milestones and are required to make certain royalty payments in connection with the sale of products developed under the agreements. As of December 31, 2020 and March 31, 2021, we are unable to estimate the timing or likelihood of achieving the milestones or making future product sales and, therefore, any related payments are not reflected as contractual obligations herein. See the descriptions of these agreements provided below and in the section of this prospectus titled “Business—Material Agreements” for additional information on these license agreements.

We enter into contracts in the normal course of business for contract research services, contract manufacturing services, professional services and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not included as contractual obligations herein.

License Agreement with the National Institutes of Health

On June 28, 2018, we entered into a non-exclusive patent license agreement (NIH Agreement) with the National Institutes of Health, represented by National Institute of Allergy and Infectious Disease (NIAID). The NIH Agreement was amended in September 2018 and September 2020. Under the NIH Agreement, we obtained a non-exclusive, worldwide, royalty-bearing, sublicensable license under certain NIAID patent rights, and transfer of know-how and biological materials for use in adjuvanted or non-adjuvanted vaccines for the prevention, cure, or treatment of RSV and metapneumovirus infection in humans.

Under the NIH Agreement, we are required to use commercially reasonable efforts to meet certain specified development, sales and regulatory milestones related to the licensed products within specified time periods. In consideration of the rights granted to us under the NIH Agreement, we paid a licensing fee upon execution of the NIH Agreement in the low six figures, amendment issue fees in the high five figures, and will pay annual minimum royalty payments starting in the second year after the initial sale of each licensed product which can be credited against any earned royalties due for sales made in the year. There are milestone payments due upon the completion of certain development, regulatory, and commercial milestones for the licensed products in the future. We are obligated to pay aggregate potential milestone payments of up to $2.1 million with respect to future development and regulatory based milestones, and up to $6.5 million with respect to future sales milestones following commercialization. Additionally, we have agreed to pay a tiered royalty of a low single digit percentage on net sales of all products applicable to the license. Additional royalties would be due in connection with sublicenses. Our royalty obligations continue for each licensed product for so long as licensed patent rights exist and have not expired, been revoked, lapsed, or held unenforceable.

The NIH Agreement will terminate upon the last expiration of the patent rights or we may terminate the entirety of the agreement upon discontinuation of development or sales of licensed products and provision of written notice thereof to NIH.

During the years ended December 31, 2019 and 2020, we paid $37,500 and $50,000, respectively, in fees associated with the license, which were recorded as research and development expenses.

During the three months ended March 31, 2020 and 2021, we paid $0 and $25,000, respectively, in fees associated with the license, which were recorded as research and development expenses.

License Agreements with University of Washington

On June 29, 2018, we entered into an exclusive license agreement with UW (the UW License Agreement) for an exclusive license to covered intellectual property, a non-exclusive, worldwide license to use licensed know-how, and rights to sublicense for computationally designed nanoparticles and vaccines. The UW License Agreement was amended in July 2019 and again in November 2020. Our rights and obligations under the UW License Agreement are subject to certain U.S. government rights, certain global access commitment rights for humanitarian purposes to BMGF, certain rights to Howard Hughes Medical Institute, and certain other limited rights retained by UW.

We issued 192,276 shares of common stock on August 1, 2018 in exchange for the UW License Agreement’s exclusive license. The shares issued were recorded at their estimated fair value, which is de minimis, with the related expense classified as research and development in 2018.

Under the UW License Agreement, we are required to use commercially reasonable efforts to meet certain specified development, sales and regulatory milestones related to the licensed products within specified time periods. In consideration of the rights granted to us under the UW License Agreement, we are required to pay an annual maintenance fee in the mid four figures. Additionally, we are required to pay minimum annual royalties following the first year after commercial sale of each licensed product. There are milestone payments due upon the completion of certain development, regulatory, and commercial milestones for licensed products in the future. The aggregate potential milestone payments for future development, regulatory, and sales-based milestones are $1.35 million per indication, up to a maximum of $6.75 million in total milestone payments. Additionally, we have agreed to pay a royalty of a low single digit percentage on net sales of all licensed products. Additional royalties would be due in connection with sublicenses and additional sales milestones. Our royalty obligations continue for each licensed product for so long as licensed patent rights exist and have not expired, been revoked, lapsed, or held unenforceable.

The UW License Agreement will terminate when all licensed rights have been terminated and all obligations due to UW have been fulfilled, or we may terminate the entirety of the agreement upon written notice thereof to UW.

During the year ended December 31, 2019, we paid $78,000 in fees associated with the license, which were expensed as incurred.

During the year ended December 31, 2020, we paid $5,000 in fees associated with the license, which were expensed as incurred.

During the three months ended March 31, 2020 and 2021, we did not make any payments associated with the license.

On July 2, 2020, we entered into a non-exclusive license agreement with respect to specified intellectual property with options for exclusivity in North America and Europe subject to the performance of certain development milestones, with UW (the Option and License Agreement). Under the Option and License Agreement we also received a non-exclusive, worldwide (excluding South Korea) license to use specific know-how, and rights to sublicense for computationally designed nanoparticles and vaccines; this license will become exclusive in the United States, Canada, Mexico and Europe (including Switzerland and the United Kingdom) in 2025. The Option and License Agreement was amended in August 2020 and in May 2021. Our rights and obligations under the Option and License Agreement are subject to certain U.S. government rights, certain global access commitment rights for humanitarian purposes to BMGF, certain rights to Howard Hughes Medical Institute, and certain other limited rights retained by the UW.

Under the Option and License Agreement, we are required to use commercially reasonable efforts to meet certain specified development, sales and regulatory milestones related to the licensed products within specified time periods. We have agreed to pay a royalty of a low single digit percentage on net sales of all products applicable to the license. However, we will not be required to pay royalties on net sales of any licensed product under the Option and License Agreement if we are required to pay royalties on net sales under the UW License Agreement. Additional royalties would be due in connection with sublicenses and milestones. Our royalty obligations continue for each licensed product for so long as licensed patent rights exist and have not expired, been revoked, lapsed, or held unenforceable.

The Option and License Agreement will terminate when all licensed rights have been terminated and all obligations due to the UW have been fulfilled, or we may terminate the entirety of the agreement upon written notice thereof to the UW.

During the year ended December 31, 2020, we reimbursed the UW for patent expenses under the UW License Agreement and the Option and License Agreement of $139,000, which were expensed as incurred.

During the years ended December 31, 2019 and 2020, we did not incur any other fees or make any payments associated with the Option and License Agreement.

During the three months ended March 31, 2020 and 2021, we reimbursed the University of Washington for patent expenses under the UW 2018 Agreement and UW 2020 Agreement as amended of $43,000 and $27,000, respectively, which were expensed as incurred. During the three months ended March 31, 2020 and 2021, we did not incur any other fees or make any payments associated with the UW 2020 Agreement as amended.

License Agreement with the University of Texas

In June 2021, we entered into an exclusive patent license agreement with an academic entity, the University of Texas at Austin (the “UT Agreement”). Under the UT Agreement, we obtained an exclusive, worldwide, royalty-bearing, sublicensable license under certain patent rights, to use licensed know-how for prevention, cure, amelioration or treatment of respiratory disease caused by metapneumovirus infection in all vaccine fields, excluding mRNA-based vaccines.

There are milestone payments due upon the completion of certain development, regulatory, and commercial milestones for licensed products in the future. We are obligated to pay aggregate potential milestone payments of up to $775,000 with respect to future development and regulatory based milestones, and up to $3.75 million with respect to future sales milestones following commercialization for each licensed product for so long as licensed patent rights exist and have not expired, been revoked, lapsed, or held unenforceable.

The UT Agreement will terminate upon the last expiration of the patent rights or we may terminate the entirety of the agreement upon written notice thereof to the University of Texas at Austin.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs, and expenses and the disclosure of contingent assets and liabilities in our financial statements and accompanying notes. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience, known trends and events, and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our audited financial statements and Note 2 to our unaudited interim condensed financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Grant Revenue

Our current revenue consists of revenue under the Grant Agreement with BMGF. We are reimbursed for certain costs that support development activities, including our regulatory filing preparations for and planned first-in-human Phase 1/2 clinical trial of a SARS-CoV-2 vaccine candidate. The Grant Agreement does not provide a direct economic benefit to BMGF. Rather, we entered into an agreement with BMGF to make a certain amount of any resulting vaccine available and accessible at affordable pricing to people in certain low- and middle-income countries. We assessed this cost reimbursement agreement to determine if the agreement should be accounted for as an exchange transaction or a contribution. Such an agreement is accounted for as a contribution if the resource provider does not receive commensurate value in return for the assets transferred. Contributions are recognized as grant revenue when all donor-imposed conditions have been met.

Accrued Research and Development Expenses

We are required to estimate our obligations for expenses incurred under contracts with vendors, consultants and CROs, in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. We reflect research and development expenses in our financial statements by recognizing those expenses in the periods in which services and efforts are expended. We account for these expenses according to the progress of the preclinical study or clinical trial as measured by the timing of various aspects of the study, trial or related activities. We determine accrual estimates through review of the underlying contracts along with preparation of financial models taking into account discussions with research and other key personnel as to the progress of studies or trials, or other services being conducted. During the course of a study or trial, we adjust our rate of expense recognition if actual results differ from our estimates.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Deferred Offering Costs

We have deferred offering costs consisting of legal, accounting and other fees and costs directly attributable to our IPO. The deferred offering costs will be offset against the proceeds received upon the completion of the IPO.

Fair Value of Derivative Liability and Convertible Promissory Note

We adjusted the carrying value of the derivative liability that was bifurcated from our convertible promissory note to the estimated fair value at each reporting date, with any related increases or decreases in the fair value recorded as change in fair value of derivative liability in the statements of operations. There were significant judgments and estimates inherent in the determination of the fair value of these liabilities. If we had made different assumptions including, among others, those related to the timing and probability of various financing scenarios, discount rates, volatilities and exit valuations, the carrying values of our derivative liability and convertible promissory note, and our net loss and net loss per share of common stock could have been significantly different. The derivative liability was settled in March 2021 upon conversion of the underlying convertible note into Series B convertible preferred stock, resulting in a loss on extinguishment of convertible promissory note.

Stock-Based Compensation Expense

Stock-based compensation expense represents the cost of the grant date fair value of employee, officer, director and non-employee stock options. We estimate the fair value of stock options on the date of grant using the Black-Scholes option pricing model and recognize the expense over the requisite service period of the awards, which is generally the vesting period, on a straight-line basis. We account for forfeitures when they occur and reverse any compensation cost previously recognized for awards for which the requisite service has not been completed, in the period that the award is forfeited.

The Black-Scholes option pricing model uses inputs which are highly subjective assumptions, including the fair value of the underlying common stock, expected term of the option before exercise, expected volatility of our common stock, risk-free interest rate and expected dividend.

See Note 8 to our audited financial statements and Note 8 to our unaudited interim condensed financial statements included elsewhere in this prospectus for more information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options. Certain of such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.

We recorded stock-based compensation expense of $0.1 million for the year ended December 31, 2019, compared to $0.3 million for the year ended December 31, 2020. We recorded stock-based compensation expense of $0.1 million for the three months ended March 31, 2020, compared to $0.3 million for the three months ended March 31, 2021. As of March 31, 2021, there was $5.2 million of total unrecognized stock-based compensation expense related to unvested stock options which we expect to recognize over a remaining weighted-average period of 3.5 years. We expect to continue to grant stock options and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

The intrinsic value of all outstanding options as of March 31, 2021 was $24.1 million, based on the initial public offering price of $15.00 per share, of which approximately $1.6 million was related to vested options and approximately $22.5 million was related to unvested options.

In April 2021, we granted stock options to purchase approximately 2.9 million shares of our common stock at an exercise price of $5.90 per share, which generally vest over a requisite service period of four years. Additionally, in May and June 2021 we granted stock options to purchase approximately 0.5 million shares of our common stock in the aggregate at an exercise price of $7.44 per share. The exercise prices for the stock options we granted in the second quarter of 2021 were equal to the fair value of a share of our common stock on the grant date as determined by our board of directors on the date of grant. In light of progress made towards completion of an IPO and our obtaining a 409A valuation of our common stock of $7.44 on April 16, 2021 and information received in estimation of our initial public offering price range, we established the fair value of the April 2021 grants for financial reporting purposes based on the April 16, 2021 valuation of $7.44 per common share, and we established the fair value of the May and June grants for financial reporting purposes based on a straight-line interpolation from our April 16, 2021 valuation to the midpoint of the initial price range for this offering in order to determine the appropriate stock-based compensation expense. Therefore, while we have not yet prepared financial statements for the second quarter of 2021, we expect, solely for financial reporting purposes, to recognize stock-based compensation expense for the

April, May and June 2021 grants of approximately $20.8 million, or $5.2 million per year, on an annualized basis, over the requisite service period of four years. The amount of stock-based compensation expense related to these options is based upon our estimates, and could change as events and circumstances change.

Common Stock Valuation

We are required to estimate the fair value of the common stock underlying our stock-based awards when performing fair value calculations using the Black-Scholes option pricing model. Because our common stock is not currently publicly traded, the fair value of the common stock underlying our stock-based awards has been determined on each grant date by our board of directors, with input from management, considering our most recently available third-party valuation of common shares. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant.

Our determination of the value of our common stock was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (AICPA), Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (AICPA Practice Aid). In addition, our board of directors considered various objective and subjective factors to determine the fair value of our common stock, including:

∎	valuations of our common stock performed by independent third-party valuation specialists;

∎	the anticipated capital structure that will directly impact the value of the currently outstanding securities;

∎	our results of operations and our financial position;

∎	the status of our research and development efforts;

∎	the composition of, and changes to, our management team and board of directors;

∎	the lack of liquidity of our common stock as a private company;

∎	our stage of development and business strategy and the material risks related to our business and industry;

∎	external market conditions affecting the life sciences and biotechnology industry sectors;

∎	U.S. and global economic conditions;

∎	the likelihood of achieving a liquidity event for the holders of our common stock, such as an IPO or a sale of our company, given prevailing market conditions; and

∎	the market value and volatility of comparable companies.

The AICPA Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches and the back-solve method, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. The back-solve method assigns an implied enterprise value based on the most recent round of funding or investment and allows for the incorporation of the implied future benefits and risks of the investment decision assigned by an outside investor. In determining a fair value for our common stock, we estimated the enterprise value of our business using either the market approach or back-solve method.

In accordance with the AICPA Practice Aid, we considered the various methods for allocating the enterprise value to determine the fair value of our common stock at the valuation date. Under the option pricing method (OPM), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The value of the common stock is inferred by analyzing these options. The probability weighted expected return method (PWERM) is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Based on our early stage of development and other relevant factors, we determined that an OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuations performed prior to April 30, 2021. For valuations performed after this date, we used the PWERM method to determine the estimated fair value of our common stock. In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share of common stock could have been significantly different.

Following the closing of this offering, the fair value of our common stock will be equal to the closing price of our common stock as reported on the date of the grant.

Income Taxes

We are subject to corporate U.S. federal and state income taxation. As of December 31, 2019 and 2020, we had federal net operating loss carryforwards of $7.0 million and $21.0 million, respectively, and state net operating loss carryforwards of $0.5 million, and $2.2 million, respectively. As a result of the Tax Cuts and Jobs Act of 2017, for U.S. income tax purposes, net operating losses generated after January 1, 2018 will be carried forward indefinitely. As of December 31, 2020, we had research and development tax credit carryforwards of approximately $1.0 million, which begin to expire in 2037. Additionally, as of December 31, 2020, we had state research and development credit carryforwards of approximately $45,000, which carryforward indefinitely.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. This annual limitation may result in the expiration of net operating losses and credits before utilization. We have not performed an analysis to determine the limitation of our net operating loss carryforwards.

We estimate our income tax provision, including deferred tax assets and liabilities, based on management’s judgment. We record a valuation allowance to reduce our deferred tax assets to the amounts that are more likely than not to be realized. We consider future taxable income, ongoing tax planning strategies and our historical financial performance in assessing the need for a valuation allowance. If we expect to realize deferred tax assets for which we have previously recorded a valuation allowance, we will reduce the valuation allowance in the period in which such determination is first made.

We record liabilities related to uncertain tax positions in accordance with the guidance that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements by prescribing a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

JOBS Act and Smaller Reporting Company

As an emerging growth company under the JOBS Act, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the first day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of the prior year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Recent Accounting Pronouncements

See Note 2 to our audited financial statements and Note 2 to our unaudited interim condensed financial statements included elsewhere in this prospectus for recent accounting pronouncements.

Off-Balance Sheet Arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our cash and restricted cash consist of cash in readily available checking accounts and money market funds. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented in our financial statements included elsewhere in this prospectus.

BUSINESS

Overview

We are a biopharmaceutical company leveraging our innovative virus-like particle (VLP) platform technology to develop vaccines against infectious diseases, with an initial focus on life-threatening respiratory diseases. Our VLP platform technology is designed to enable multivalent, particle-based display of complex viral antigens, which we believe will induce broad, robust, and durable protection against the specific viruses targeted. Our pipeline includes vaccine candidates targeting some of the most prevalent viral causes of pneumonia. We are developing these candidates for older adults, a patient population with high unmet need. Our vaccine candidate IVX-A12 is a bivalent candidate, or a mixture of two different VLP candidates. IVX-A12 combines IVX-121, a vaccine candidate designed to target respiratory syncytial virus (RSV), and IVX-241, a vaccine candidate designed to target human metapneumovirus (hMPV). There are currently no vaccines approved for either RSV or hMPV, which are two common causes of pneumonia in older adults. We filed a clinical trial application (CTA) for IVX-121 with the regulatory authority in Belgium (FAMHP) in June 2021 and plan to initiate a clinical trial of IVX-121 in the second half of 2021, with topline data expected in the first half of 2022. Assuming favorable results from the IVX-121 clinical trial and favorable preclinical data for IVX-241, we plan to submit an investigational new drug application (IND) to the U.S. Food and Drug Administration (FDA) in the first half of 2022 and, thereafter, initiate a clinical trial of our combination vaccine candidate, IVX-A12. Additionally, we are developing two severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) vaccine candidates, IVX-411 and IVX-421, and initiated a Phase 1/2 clinical trial of IVX-411 in Australia in June 2021, with proof-of-concept data expected in the first half of 2022.

Global Vaccine Market Opportunity

The global market for vaccines was over $50 billion in 2020, of which over $12.5 billion was from vaccines for influenza and pneumococcus, two of the leading causes of pneumonia. Lower respiratory infection, including pneumonia, is the leading cause of death and hospitalization from infections and the fourth highest cause of death globally. Older adults are particularly susceptible to respiratory pathogens and it is estimated that prior to COVID-19, lower respiratory infection caused over one million deaths globally in people over the age of 70 every year. The world adult population over the age of 60 is expected to double by 2050, so prevention of respiratory disease in older adults is a growing commercial opportunity. Many of the viral causes of pneumonia have no approved vaccines, limited treatment options, and result in high morbidity and mortality in the older adult population.

RSV is estimated to cause 177,000 hospitalizations and 14,000 deaths in adults 65 years of age or older annually in the United States alone. Costs per hospitalization for RSV in older adults are estimated to be at least as great as those of influenza due to longer hospital stays and greater pulmonary complications. The U.S. economic burden for RSV-related hospitalizations alone is estimated to be greater than $2.5 billion per year. Rates of hospitalization and severity of disease for hMPV have been shown to be similar to that seen with RSV and influenza. There are currently no marketed vaccines for RSV or hMPV, two common causes of pneumonia.

VLP Technology

Our technology platform is based on the VLP approach to vaccine development, which we believe has been validated through the regulatory approvals and commercial success of third-party VLP vaccines and has several benefits. Naturally occurring VLPs have shown the ability to induce high and sustained levels (titers) of neutralizing antibodies (nAbs) in both older and younger adults, which have generally been associated with protective immunity. In addition, we believe VLPs can be used in combination vaccines as VLPs enable multivalent display of antigens in a manner that closely resembles viruses but contain no genetic material. However, VLPs engineered to display complex viral antigens have in general been difficult to develop or successfully manufacture at scale, limiting the pathogens that can be addressed by this approach.

Our vaccine technology was licensed from the Institute for Protein Design at the University of Washington (UW IPD) and is designed to enable the application of VLP-based vaccines against a broader array of pathogens than has been possible with naturally occurring VLPs and to overcome the manufacturing challenges experienced with these VLPs as well as other VLP technologies. Our licensed VLP technology utilizes a two-component computationally designed protein structure that self-assembles without interfering with the structure of the displayed antigens. The individual protein components are expressed and purified using traditional recombinant protein techniques, which we believe will allow us to manufacture our VLP vaccine candidates more efficiently at scale.

Our initial focus is on the development of vaccines to prevent respiratory disease and pneumonia caused by viral pathogens in older adults. We believe there is a need for effective vaccines to combat infections in older adults, who are generally less able to mount an immune response against pathogens compared to other age groups due to the gradual deterioration of the immune system as adults age, also called immunosenescence. Immunosenescence causes older adults to be more susceptible to severe symptoms and death from infections and results in a weaker response to vaccination with conventional vaccines. For RSV, hMPV, and SARS-CoV-2 there is a strong correlation between nAb levels and increased protection against disease. For this reason, vaccines able to induce the highest nAb titers will likely be the most protective against infection, particularly in older adults. We believe that VLP vaccines may provide an optimal approach for driving this robust antibody response. In addition, we believe our platform has the potential to address the global need for thermostable, low-cost, and readily manufacturable vaccines. We are working on SARS-CoV-2 vaccine candidates to help meet this need in the near term, and plan to evaluate the potential to combine this vaccine candidate with others to develop a combination vaccine candidate in the medium-to-long term.

Our Programs

Our initial focus is on developing vaccine candidate for viral causes of pneumonia in older adults. The following chart summarizes our current programs.

*^	VLP technology underlying all candidates is licensed from the University of Washington
*	Icosavax does not plan to pursue the IVX-121 RSV monovalent candidate as a standalone candidate for RSV in older adults, and plans to transition development to the IVX-A12 bivalent RSV/hMPV candidate following Phase 1. The RSV antigen incorporated into IVX-121 is licensed from the National Institutes of Health; key mutations in the hMPV antigen incorporated into IVX-A12 are licensed from the National Institute of Health and the University of Texas at Austin
^	Icosavax has worldwide nonexclusive rights with exception of South Korea (which is not included in the licensed territory), which will convert to exclusive rights in North America and Europe (including Switzerland and United Kingdom) starting in 2025, with non-exclusivity maintained elsewhere.

IVX-A12 (RSV-hMPV vaccine candidate), a bivalent combination of IVX-121 (RSV vaccine candidate) and IVX-241 (hMPV vaccine candidate)

IVX-A12 is a bivalent combination of IVX-121, which is designed to target RSV, and IVX-241, which is designed to target hMPV. Both IVX-121 and IVX-241 have been designed to display prefusion stabilized F antigens of RSV and hMPV, respectively. The F (fusion) proteins of these viruses are critical for viral entry. F proteins are also one of the main targets for nAbs and are a focus of most vaccine efforts for respiratory viruses such as RSV and hMPV. We have licensed a prefusion stabilized form of the RSV F antigen, DS-Cav1, from the National Institutes of Health (NIH) that has been demonstrated in clinical trials conducted by the NIH to be a robust immunogen. An initial clinical trial with DS-Cav1 showed an induction of nAb titers much higher than had previously been seen with other vaccine approaches to RSV. We have incorporated DS-Cav1 into our VLP candidate IVX-121. Preclinical data with hMPV antigens provide support for the F antigen as a potential target for protective immunity, and we have incorporated a prefusion F antigen into our VLP candidate IVX-241. The prefusion F antigen in IVX-241 incorporates key mutations that we have licensed from the NIH and the University of Texas at Austin (UT). We plan to assess different ratios of IVX-121 and IVX-241 in preclinical studies in an effort to identify the ratio least likely to induce immunologic interference between them prior to initiating clinical trials of IVX-A12. We also plan to conduct a Phase 2 clinical trial to evaluate the optimal ratio of

IVX-121 to IVX-241 in humans. We believe that multivalent display of these prefusion F antigens on the surface of our VLPs has the potential to induce a robust nAb response capable of conferring protection against infection of both viruses, which we also plan to assess in clinical trials.

We plan to initiate clinical development of IVX-A12 with a clinical trial of IVX-121. We filed a CTA in Belgium for IVX-121 in June 2021 and plan to initiate a Phase 1/1b clinical trial in the second half of 2021 to assess the safety and immunogenicity of IVX-121 in adults aged 18-45 and 60-75. We expect to report topline data from this trial in the first half of 2022. Assuming favorable results, we plan to submit an IND to the FDA and, thereafter, initiate a Phase 1 clinical trial of IVX-A12 to assess its safety and immunogenicity in adults aged 18-45 and 60-85, though we have not yet discussed this development plan with the FDA. We believe that a bivalent VLP vaccine targeting RSV and hMPV is the optimal approach to prevent these two common causes of pneumonia, neither of which has an approved vaccine to date.

SARS-CoV-2

In addition to RSV and hMPV, we are developing two SARS-CoV-2 VLP vaccine candidates, IVX-411 and IVX-421. IVX-411 is designed to present 60 copies of the receptor binding domain (RBD) protein from the SARS-CoV-2 virus strain first identified in China (original viral strain). IVX-421 has been designed with a similar structure and incorporates the key B.1.351 RBD mutations found in the variant strain first identified in South Africa (beta variant strain). For our SARS-CoV-2 candidates, we have a license from the University of Washington (UW) that is nonexclusive worldwide, with the exception of South Korea (which is not included in the licensed territory). This license will become exclusive in the United States, Canada, Mexico and Europe (including Switzerland and United Kingdom) starting in 2025 with non-exclusivity maintained elsewhere. SK Biosciences (SK) has also licensed the technology for use in SARS-CoV-2 vaccines. SK has initiated a Phase 1/2 clinical trial in South Korea, and has recently submitted an IND to the South Korea Ministry of Food and Drug Safety (South Korea MFDS) for a Phase 3 clinical trial, for a product candidate similar to IVX-411 and is also pursuing variant vaccine candidates.

The SARS-CoV-2 vaccine landscape is currently very crowded, with several vaccines having received Emergency Use Authorization (EUA) from the FDA and similar authorizations from other regulatory authorities, as well as additional vaccine candidates in development. However, we believe that given the global demand for SARS-CoV-2 vaccines, our vaccine candidates, if successfully developed and approved, may help address specific gaps in access, either as primary vaccines or as boosters to already authorized vaccines. In October 2020, we announced a grant for $10 million, awarded by the Bill & Melinda Gates Foundation (BMGF), a global non-profit dedicated to improving global health. We are using this grant to evaluate IVX-411 in a Phase 1/2 clinical trial that we initiated in Australia in June 2021 where we plan to assess its safety and potential to induce a robust functional immune response against the original viral strain as well as emerging viral variants. In this clinical trial, we will also be evaluating the potential of IVX-411 to stimulate increased nAb titers in previously vaccinated individuals for its potential use as a booster vaccine. We are also planning to conduct a Phase 2 clinical trial to evaluate the potential of IVX-411 to stimulate increased nAb titers in previously infected individuals. We will evaluate our plans for the clinical development of IVX-421 based on the initial results from these trials as well as the results of additional preclinical studies planned to evaluate IVX-421.

Our Team and Investors

We were formed in 2017 to advance the breakthrough VLP technology from the UW IPD with the goal to discover, develop, and commercialize vaccines against infectious diseases. We have assembled an experienced management team, board of directors, and scientific advisory board, who bring extensive industry experience to our company. Our scientific co-founders, Neil King and David Baker, are world leaders in protein design. The Chair of our Board of Directors, Tachi Yamada, is a leader in vaccine development, as the previous head of Global Health at BMGF as well as the previous Chief Medical and Scientific Officer at Takeda responsible for expanding their vaccine business unit. Our CEO, Adam Simpson, has over 20 years of experience in the biotechnology industry, and previously served as CEO of PvP Biologics, a company based on IPD recombinant protein technology, which was acquired by Takeda. Other members of our executive team have deep experience in discovering, developing, manufacturing, and commercializing pharmaceuticals, including vaccines. This includes having worked at major pharmaceutical companies such as GlaxoSmithKline, Novartis, Takeda, Gilead and Merck.

Since our inception we have raised over $150 million from leading investors in the life science and biotechnology industry. Investors with 5% or greater ownership are Qiming Venture Partners USA, Adams Street Partners, RA Capital Management, Sanofi Ventures and ND Capital.

Our Strategy

Our goal is to utilize our VLP platform technology to develop vaccines against infectious diseases with an initial focus on life-threatening respiratory diseases. Key elements of our strategy include:

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Advancing our combination RSV-hMPV VLP vaccine candidate, IVX-A12, through clinical development and regulatory approval for the prevention of respiratory disease and pneumonia in older adults. We have filed a CTA in Belgium for our RSV VLP vaccine candidate, IVX-121, and plan to initiate a Phase 1/1b clinical trial in the second half of 2021 to assess the safety and immunogenicity of IVX-121 in adults aged 18-45 and 60-75. We expect to report topline data from this trial in the first half of 2022. Assuming favorable results, we plan to combine IVX-121 with our hMPV VLP vaccine candidate, IVX-241, to produce our bivalent vaccine candidate, IVX-A12, and to advance this combination vaccine candidate into clinical development. We plan to submit an IND to the FDA for IVX-A12 in the first half of 2022 and, thereafter, initiate a Phase 1 clinical trial of IVX-A12 to assess the safety and immunogenicity of IVX-A12 in adults aged 18-45 and 60-85. We believe that a bivalent RSV and hMPV targeted VLP vaccine has the potential to provide an optimal approach to preventing these two common causes of pneumonia, neither of which has an approved vaccine.

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Leveraging our VLP platform technology to pursue additional vaccine candidates in indications with high unmet need. We believe our VLP vaccine technology has broad applicability beyond RSV and hMPV. We initiated a Phase 1/2 clinical trial evaluating IVX-411 in healthy adults aged 18-69 in June 2021. In addition, we plan to evaluate other VLP candidates for indications with high unmet need.

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Building manufacturing scale-up capability early in the development process: For all of our programs, we plan to identify and contract with large-scale commercial contract development and manufacturing organizations early in the development process. We plan to initiate scale-up of manufacturing process development activities immediately following commencement of clinical trials to enable incorporation of manufacturing process changes early in development. We believe that this will lower manufacturing risk for our programs as well as accelerate our timelines to regulatory approval.

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Further optimizing our VLP platform technology. We intend to invest in process enhancements that we believe could enable a more rapid development of future vaccine candidates. As part of this plan, we intend to evaluate alternative manufacturing processes that we believe could reduce time from candidate selection to availability of clinical trial material.

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Maximizing the value of our vaccine candidates through selective partnerships. As we continue to build and advance our vaccine candidate pipeline, we may explore on a candidate-by-candidate basis partnerships or strategic collaborations to accelerate development or commercialization in key regions with third parties who have complementary capabilities that allow us to enhance the value of our pipeline.

Vaccine Market Overview

The global vaccine market was estimated to be over $50 billion in 2020 and was anticipated to grow to over $100 billion by 2027. Recombinant, conjugate and subunit vaccines, which include VLP-based vaccines, make up over 50% of this market. Prior to the COVID-19 pandemic, the global vaccine market was expected to grow rapidly at a compound annual growth rate of 10% between 2019 and 2027. The increased awareness of infectious diseases and importance of vaccines driven by the COVID-19 pandemic is likely to increase vaccine utilization further, particularly for respiratory viruses.

Pneumococcal and influenza vaccines are important vaccines in the current respiratory vaccine market. Both are recommended for immunization by healthcare policy makers in the United States and other major markets. The global pneumococcal market was estimated to be around $8 billion in 2020 and is projected to grow to around $13.5 billion in 2030. The influenza market size is challenging to estimate due to the number of marketed vaccines worldwide but was estimated to be around $4.5 billion in 2020 and is projected to grow to around $8 billion by 2027. Older adults make up a significant proportion of these sales. Uptake of both influenza and pneumococcal vaccines in adults over the age of 65 is about 70% in the United States, and it is estimated that approximately 20% of the flu doses administered in the United States are to people over the age of 65. Pneumovax23, a pneumococcal vaccine with uptake primarily in the older adult population, had 2020 sales of $1.1 billion. We believe that sales of vaccines for older adults will grow substantially in the future, as the world adult population over the age of 60 is expected to double by 2050.

Vaccines are designed to prevent disease by providing a safe exposure to key components of pathogens capable of inducing protective immunity. Infants and young children have typically not been exposed to many pathogens and have limited immunity following the disappearance of maternal antibodies. As infants grow into adults the immune system becomes stronger and more capable of fighting off several pathogens that cause disease, owing to both vaccines and natural exposure to infections as children. However, as adults age their immune system becomes weaker and less capable of mounting an effective immune response. This phenomenon is called immunosenescence, and it leaves older adults more susceptible to disease than younger adults. Recently, several vaccines have been approved or recommended specifically for use in older adults and we believe that novel approaches to vaccine development will continue to drive the market for prevention of disease in this population.

Benefit of Combination Vaccines

We plan to utilize our innovative VLP platform technology to develop and deliver combination vaccine products, initially targeting respiratory pathogens in older adults. Combination vaccines have had commercial success in both pediatric and young adult populations with significant patient access and market penetration. This is because combination vaccines can be developed to protect against diverse pathogens or multiple strains or variants of the same pathogen with a single product while having the potential to reduce the number of injections and simplifying the immunization schedule.

We predict that as more vaccines targeting the older adult community are developed, combination vaccines will become the preferred approach for older adults, similar to what has occurred with pediatric and young adult vaccines. We believe an early focus on combination vaccine candidates against respiratory viruses in older adults will give us a competitive advantage over monovalent vaccine candidates in development.

Potential Benefits of VLP Vaccines

There are a number of highly effective vaccines on the market (e.g., Gardasil, Cervarix) and vaccines in development (e.g., TAK-214) that are based on VLPs. In these instances, the vaccines contain proteins from the target pathogen that naturally self-assemble into VLPs and are capable of inducing a protective immune response. Data from third-party preclinical studies and clinical trials suggest that VLPs are capable of inducing a robust and durable immune response, that, in some cases, was superior to soluble antigens.

The robust response to VLPs is due to their interaction with a number of aspects of both the innate and adaptive arms of the immune system, which are responsible for driving immediate and lasting immune responses, respectively. The innate immune system involves a diverse set of cells, including dendritic cells, mast cells, eosinophils, basophils, neutrophils and macrophages, all of which generate a rapid response to pathogens or other foreign bodies. The adaptive immune system is a second line of defense that is specific to a pathogen or antigen and is triggered when antigen presenting cells (APCs) from the innate immune system activate and recruit cells from the adaptive immune system. The adaptive immune system is composed of T cells and B cells which can form immunologic memory and therefore be activated upon reintroduction of the initial antigen or pathogen.

As illustrated in the figure below, VLPs induce robust immune responses through (1) improved uptake and presentation of VLP-based antigens by APCs that “instruct” T cells on pathogenic threats, (2) efficient trafficking of VLPs to the lymph nodes, a critical site for adaptive immune responses, (3) enhanced cellular crosstalk between APCs, T cells and B cells and (4) the potential of multivalent, VLP-based antigens to effectively cross-link and stimulate antigen receptors on B cells, which mature into short-lived plasma cells, long-lived plasma cells and memory B cells following exposure to antigens. Compared to soluble antigens, the observed strength of B cell receptor cross-linking by multivalent, VLP-based vaccines are thought to increase the induction of long-lived plasma cells, which provide a durable antibody response. As an example, marketed HPV vaccines have demonstrated high levels of immunogenicity and efficacy for 9-10 years following vaccination while 80% people vaccinated with the hepatitis B virus (HBV) VLP vaccine showed protective titers at least 10 years after their primary immunization.

We believe there are a number of other potential advantages to VLP-based vaccines. VLPs are non-replicating and non-infectious, which we believe has the potential to make them safer to use in all populations. Both approved VLPs as well as VLPs currently in development have shown low reactogenicity when tested without adjuvant (e.g., Gardasil and TAK-214). In addition, since they do not replicate, VLPs have the potential to stimulate immune responses even in the presence of pre-existing immunity (through previous infection or vaccination), which has limited the utility of some viral vector-based vaccine platforms. VLPs have also been observed to induce robust nAb levels in older adults, despite immunosenescence. VLPs have also been effective in the development of combination vaccines. For example, the Gardasil and Cervarix vaccines for use against HPV, among others, incorporate combinations of VLPs targeting different viral strains. For Gardasil, the initial formulation contained four VLPs, and serotype coverage was expanded through the inclusion of five additional HPV type VLPs in a second-generation product, showing the feasibility of expanding VLP formulations. Gardasil/Gardasil-9 generated $4 billion in 2020 worldwide sales. In addition, the Takeda norovirus VLP candidate TAK-214, a combination of two VLPs targeting different norovirus genotypes, has successfully completed Phase 2 clinical trials. Evaluation of nAb titers induced by TAK-214 showed no difference between the response seen in adults aged 22-48 and adults aged 60 and over.

VLP-based vaccines have also induced cross-protective immune responses against related virus strains not included in the vaccine. This result was believed to be due to antibody responses against subdominant epitopes that only provoke an immune response when presented to the immune system in a multivalent form. Cross-protective immune responses have been seen in clinical and post-marketing surveillance data from approved HPV vaccines, Phase 2 data from TAK-214, as well as nonclinical data with influenza vaccines using our two-component VLP platform.

Limitations of Current VLP Technologies

The major drawback of naturally occurring VLPs is that they often cannot be engineered to display other complex antigen targets or manufactured at commercially relevant scale. Since not all pathogens have protective antigens that naturally form VLPs, this limits the specific pathogens that can be targeted with this approach. Several developers have, and are currently, utilizing various other approaches to develop and manufacture VLP-based vaccines. One approach is to use antigens from viruses that naturally form VLPs (e.g., tobacco mosaic virus and HBV) as scaffolds for viral antigens that fail to form VLPs on their own. There are also naturally occurring proteins that self-assemble into particles (e.g., bacterial protein ferritin or lumazine synthase) that can be used as scaffolds for presenting heterologous antigens. The main limitation of the natural scaffold-based approaches is that the structure is fixed resulting in limitations on the size and nature of the antigens that can be incorporated into these particles, as well as the valency and geometry of the antigens presented. Another approach is to use an enveloped VLP that buds from the host cell and contains cellular lipids that make up the lipoprotein envelope. Although this allows for incorporation of complex heterologous antigens, enveloped VLPs can be challenging to purify, with concerns about viral contamination as well as host-cell proteins being carried through to the enveloped VLP, particularly when mammalian expression systems are used. In addition, enveloped VLPs have historically had poor yields, scalability, and stability challenges. To date, none of these alternative VLP technologies have reached the market.

Our Solution—Two-Component Computationally Designed VLP Technology

We believe that our two-component VLP platform technology, licensed from the UW, retains the benefits of the naturally occurring VLPs while potentially overcoming the constraints and limitations seen in other VLP technologies to date. Our platform stems from technology developed by researchers at the UW IPD, who pioneered a computationally designed VLP system with potential to address a wide range of vaccine targets. The UW IPD used computational design and empirical testing to develop hundreds of self-assembling two-component protein-based VLP scaffolds.

Our licensed VLP technology encompasses VLPs formed from two protein components that are separately produced using traditional recombinant protein manufacturing techniques. The antigenic Component A consists of a trimeric protein that is genetically fused to the target antigen of interest and produced in eukaryotic cells. The trimeric component A assembly domain is derived from a thermophilic bacteria and has shown stability at above 90 degrees Celsius, which we believe has the potential to confer stability to the assembled VLP. The second protein, Component B, is a pentameric structural protein that is produced by bacterial fermentation.

We are focusing our current development efforts on a single VLP scaffold, which allows for the same Component B to be shared across multiple vaccine candidates featuring different antigens presented on Component A, as illustrated in the graphic below.

Component A and Component B are expressed and purified separately prior to assembly. Upon mixture, the two protein components self-assemble into an icosahedral VLP displaying 20 copies of a trimeric antigen, such as RSV or hMPV, or 60 copies of a monomeric antigen, such as the RBD antigen in the SARS-CoV-2 vaccine candidate, as illustrated below.

Using our VLP platform technology we engineer vaccine candidates comprised of self-assembling proteins that are designed to have the following potential benefits:

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Robust, durable, and broad immune responses. The icosahedral symmetry of our VLPs mimics viral geometry and is designed to allow for increased antigen density. In addition, we believe our VLPs are within the optimal size range (20-100 nm) that enables efficient trafficking to the lymph nodes as seen with natural VLPs. Both increased antigen density and lymph node trafficking are known to trigger robust B cell immune responses. We believe that preclinical data support the potential of our platform to generate VLPs that induce high nAb levels, durable immunogenicity and cross-protection against related viral strains.

∎	Potential to display complex heterologous antigens. Our approach allows for the multivalent display of complex antigens that would not normally form into VLPs.

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Highly scalable manufacturing and ease of purification. Our two-component technology facilitates the use of standard, scalable recombinant protein methods for vaccine manufacturing and purification with well-established cell line and fermentation technologies.

∎	Increased antigen stability. Our VLPs are designed to confer increased stability to our vaccine candidates, which we believe will allow for improved storage and distribution.

Our Programs

Our current development efforts are focused on addressing the unmet need for safe and effective vaccines against leading causes of lower respiratory infections (LRIs), including pneumonia, in older adults. LRIs are the fourth leading cause of death worldwide, with morbidity and mortality increasing with age and pre-existing conditions. LRIs lead to over one million deaths worldwide per year in people over 70 years of age and pneumonia is the most common LRI. Many of the viruses found to be associated with pneumonia and LRIs have no approved vaccines, including RSV and hMPV.

We have developed each of our vaccine candidates using a robust selection process to identify what we believe is the best antigen. Our selection process includes screening for expression, protein conformation, stability, VLP assembly competence, and evaluation of immunogenicity in multiple animal models, including those that have been previously infected with the pathogen (i.e., primed). We in-license antigens where we believe that others’ discoveries may be optimally suited for our technology. We also develop our own antigens in-house.

IVX-A12—Our Combination RSV-hMPV VLP Vaccine Development Program

Our IVX-A12 development program combines two VLP vaccine candidates, IVX-121 and IVX-241, into a single combination vaccine. IVX-121 is an RSV vaccine candidate for which we have filed a CTA and plan to commence a Phase 1 clinical trial in Belgium in the second half of 2021. IVX-241 is an hMPV vaccine candidate in preclinical development, which we plan to combine with IVX-121 to form IVX-A12, for which we plan to submit an IND to the FDA and, thereafter, advance into a Phase 1 clinical trial.

IVX-A12 Market Opportunity

Marketed vaccines for pneumococcus and influenza, two major causes of pneumonia, have an estimated combined annual 2020 global revenue of $13 billion. RSV and hMPV are also highly prevalent respiratory pathogens that occur seasonally. The largest epidemiological study assessing prevalence of RSV and hMPV that compared with influenza and pneumococcal in adults was the EPIC study published in 2015. Based on this study, the two most common pathogens causing pneumonia in adults after human rhinovirus, influenza pneumococcus and influenza were RSV and hMPV, which were found in 8% and 11%, respectively, of U.S. adults hospitalized for community acquired pneumonia where any pathogen was detected, as shown below.

Top 5 Pathogens Detected in Adults Hospitalized with Community-Acquired

Pneumonia (EPIC Study*)

*	EPIC study data from supplementary information published in Jain et al., 2015

In addition, recent data show that both morbidity and mortality in U.S. adults hospitalized with viral pneumonia is higher with both RSV (16.1% likelihood of ICU admission and 5.2% likelihood of death) and hMPV (16.5% likelihood of ICU admission and 3.9% likelihood of death) than with influenza (11.5% likelihood of ICU admission and 3.3% likelihood of death). Given these data, a combined RSV-hMPV vaccine could address a substantial unmet medical need.

We recently conducted a primary and quantitative research campaign including interviews with 35 U.S. and EU payors and policy makers and a quantitative survey with 140 U.S. vaccinators (physicians and pharmacists). Data from the study suggest that once launched, an effective RSV vaccine targeting the older adult population could be included in policy (e.g., ACIP) guidelines, which drive recommendations by the CDC and equivalent organizations outside the United States, and could be included on payor formularies. This applied to both monovalent (RSV only) and combination vaccines that incorporate an RSV component. The quantitative survey results suggested that policy recommendations were likely to drive immediate vaccine utilization of an RSV vaccine. In addition, survey results suggested that vaccinators were likely to have a strong (90%) preference for a combination RSV-hMPV vaccine over an RSV monovalent vaccine, assuming equivalent efficacy against RSV. Overall, we believe that the survey results supported continued development of a bivalent RSV/hMPV vaccine candidate.

IVX-121—RSV VLP Vaccine Candidate

Overview of RSV

RSV is an RNA virus that replicates in the nose and lungs and is a major viral cause of LRI worldwide. There are two major subtypes of RSV, A and B, which may co-circulate in a single RSV season. Re-infection is common, and all older adults are expected to have been exposed to RSV and have RSV-specific antibodies. The most common symptoms are cough, fatigue, dyspnea, congestion, wheezing, and fever.

High Neutralizing Antibody Titers Correlate with Reduced Risk of Infection and Disease

There is substantial data correlating high nAb titers with protection against RSV. Published preclinical data, natural history studies, human challenge studies, and clinical data all demonstrate reduced risk of infection and disease when higher nAb titers are present. Published natural history studies have demonstrated that once partial protection is achieved, every additional doubling in RSV nAb titer may be associated with an 22-25% decrease in RSV-associated hospitalization. Data from a Phase 2 clinical trial conducted by Sanofi that followed 1,180 subjects aged 65 or older with cardiopulmonary disease over two years at U.S. sites provided additional support that increasing titers correlate with a reduced risk of respiratory illness. As illustrated in the figure below, a doubling of RSV nAb titer was observed to be correlated with a reduced risk of acute respiratory infections (ARIs). Based on these and similar findings, we have designed IVX-121 to increase the magnitude, quality, and durability of the nAb response.

Graph	based on data published in Falsey et al., 2008

Prefusion RSV-F Protein-Based Vaccines May Generate Higher Neutralizing Antibody Titers than Postfusion Vaccines

RSV contains several glycoproteins that are important for different functions of the virus, including the surface fusion protein F (RSV-F). RSV-F is a highly conserved glycoprotein that contains the majority of the neutralizing epitopes, specific regions of antigens that bind protective antibodies. We believe RSV-F was validated as a target for protection by the clinical efficacy and approval of Synagis, a monoclonal antibody used to protect against serious lower respiratory tract disease caused by RSV in infants at high risk of RSV disease, and RSV-F is the focus of most RSV vaccine development efforts. RSV-F is critical for fusion of the virus with the host cell membrane and the conformation of RSV-F changes significantly between the prefusion or postfusion state. nAbs that bind to prefusion F can block viral entry into cells, thereby reducing viral replication and the severity of RSV-related disease.

The RSV-F protein naturally shifts to the postfusion state and vaccine developers initially focused on vaccines containing the postfusion conformation. These vaccine candidates induced approximately two- to four-fold increases in nAb titers, which was not a sufficient increase in nAb titers to protect a large enough portion of the trial participants to justify continued development.

Data now show that the majority of the nAbs against RSV-F in human sera are directed against the prefusion conformation, and that prefusion directed antibodies have greater neutralizing activity than antibodies directed against the postfusion protein. Researchers at the National Institutes of Health (NIH) developed an antigen called DS-Cav1, a prefusion stabilized form of RSV-F that has elicited high titers of nAbs against RSV in mice and nonhuman primates. The NIH conducted an initial Phase 1 trial of DS-Cav1 that showed the antigen induced high nAb titers in humans, much higher than had been seen with postfusion F antigens tested by other developers, as further described below. Although DS-Cav1 provided proof-of-concept for prefusion RSV F antigens, DS-Cav1 is not fully stabilized in the prefusion conformation and converts over time to a postfusion structure, which has limited its commercial viability.

We have in-licensed the prefusion RSV-F antigen DS-Cav1 and related technology from the NIH and have incorporated the DS-Cav1 antigen assessed in the NIH Phase 1 trial onto our VLP scaffold. IVX-121 has been designed to display 20 copies of DS-Cav1 as a novel two-component VLP, as shown on the right of the figure below.

We believe that multivalent, particle-based display of the DS-Cav1 antigen has the potential to improve antigen presentation and B cell receptor cross-linking as has been observed with other VLPs. In addition, we have observed that the fusion of DS-Cav1 to the assembly domain of Component A of the VLP further stabilizes the prefusion structure of RSV-F so that the prefusion conformation is maintained under normal storage conditions.

Clinical Proof-of-Concept of RSV Prefusion Vaccine from the NIH

The NIH conducted a Phase 1 proof-of-concept trial of DS-Cav1 in healthy volunteers to evaluate dose, safety, tolerability and immunogenicity of the stabilized RSV prefusion subunit protein vaccine alone or with aluminum hydroxide (alum), a commonly used aluminum salt adjuvant. Adjuvants can be used to induce a stronger immune response in people vaccinated. Aluminum salts are a widely used adjuvant in human vaccines and pose a low safety risk to humans based on hundreds of studies conducted to date with aluminum salt adjuvanted vaccines. In the NIH trial, 90 healthy adult subjects 18-50 years of age were vaccinated with formulations of DS-Cav1 with or without alum at dose levels of 50, 150, or 500 micrograms of prefusion antigen. Subjects received intramuscular vaccinations at day 0 and at week 12. Published interim results following dosing of the first 40 subjects with 50 or 150 micrograms with or without alum demonstrated that, as of a cutoff date of December 13, 2017, immunization resulted in a 7 to 15-fold increase in nAb titers from baseline against RSV/A, as illustrated in the figure on the right below. Although NIH’s trial did not include a head-to-head comparison against other RSV vaccine candidates, the increase in nAb titers from baseline observed in this trial was higher than the ~1.5 to 4-fold rises observed with previous RSV-F protein-based vaccine candidates. As an example, in Novavax’s Phase 1 clinical trial of an RSV-F candidate in adults aged 18-49, a 1.5 to 2.4-fold rise across non-adjuvanted or aluminum salt (Adjuphos) adjuvanted groups was observed over a similar time period, as illustrated in the figure on the left below. We believe the NIH data supported the hypothesis that stabilizing the prefusion structure has the potential to improve the functional immune response against the RSV F antigen. Neutralizing titers against the important viral subtype RSV/B were also increased ~4 to 9-fold in the NIH trial, indicating comparative increases in breadth of the humoral response. The aluminum salt adjuvants showed limited effect in both the NIH and Novavax trials.

Novavax data from Glenn et al., 2013; DS-Cav1 data from Crank et al., 2019

IVX-121 Prefusion F Protein Stability

In preclinical studies, we have observed that the fusion of DS-Cav1 to Component A further stabilized the prefusion conformation and the resultant assembled VLP was very stable at two to eight degrees Celsius, which is a typical temperature range for vaccine storage. In comparison, long-term storage of DS-Cav1 at four degrees Celsius resulted in a shift away from the prefusion stabilized structure as measured by reduction of prefusion specific antibody binding, including D25 binding, by 102 days.

IVX-121 Preclinical Results

We have completed multiple preclinical studies of IVX-121 and precursor candidates in animal models of RSV infection. As all adults are expected to have been exposed to RSV, we believe the most relevant animal models are those that use animals that are first infected with RSV prior to vaccination. In these models, animals’ immune systems are given prior exposure to the virus (i.e., primed), similar to what would be expected in human adults.

IVX-121 Preclinical Data in RSV-Primed Models. To evaluate the ability of IVX-121 to stimulate immune responses in animals with pre-existing immunity, BALB/c mice were infected with RSV and allowed to recover over a 3-month period. To reduce experimental variability, animals were randomized into groups based on their Day 28 RSV/A neutralizing titers. Animals were evaluated for pre-boost baseline titers on Day 91 and then immunized with either IVX-121 or soluble DS-Cav1 vaccine formulations, with or without Alhydrogel, a commonly used aluminum-based adjuvant. Ten days after the immunization blood was collected for assessment of nAb titers.

To account for variability in the immune response of individual animals to RSV infection, it is necessary to evaluate the relative rise in nAb titers over baseline in each animal. Dose levels of IVX-121 were matched with dose levels of DS-Cav1 meaning a 0.1 microgram dose of IVX-121 would have 0.1 micrograms of DS-Cav1 in the VLP preparation.

As shown in the figure below, IVX-121 induced strong nAb responses that were statistically superior to DS-Cav1 at the 0.1 microgram dose (p<0.05) using both parametric (t-test) and non-parametric tests (Wilcoxon test). The maximum increase in nAb titers (>15x) for the aqueous IVX-121 formulation was seen at the 0.3 microgram dose level, which was higher than the increase observed with the equivalent dose of DS-Cav1, although the results were not statistically significant. At the 1 microgram dose IVX-121 and soluble DS-Cav1 induced similar increases in nAb titers. Use of Alhydrogel did not significantly increase the immune response to IVX-121 in RSV-primed mice (not shown).

Neutralizing Antibodies Generated by IVX-121 vs. Soluble DS-Cav1 in RSV-primed Mice

^SEM = standard error of log2 transformed fold rise in nAb titers

*p = 0.011 (t-test); p = 0.024 (Wilcoxon test)

A p-value is the probability that the reported result was achieved purely by chance, such that a p-value of less than or equal to 0.05 means that there is a less than or equal to 5% probability that the difference between the control group and the treatment group is purely due to chance. A p-value of 0.05 or less typically represents a statistically significant result. The FDA’s evidentiary standard of efficacy when evaluating the results of a clinical trial generally relies on a p-value of less than or equal to 0.05.

In addition, to assess the cellular immune response to IVX-121 splenocytes from individual mice were collected and analyzed in an IFN-gamma ELISpot assay following stimulation with F-specific peptide. As compared to a saline control group, IVX-121 treated mice showed an increase in IFN-gamma positive CD4+ T cells, which suggests a boosted cellular immune response induced by IVX-121.

Preclinical Data in RSV-naïve Animals. Studies performed at the UW IPD on a precursor VLP-based antigen to IVX-121, DS-Cav1-I53-50, showed superiority of the multivalent, VLP presentation of DS-Cav1 over the soluble antigen. The preclinical studies with DS-Cav1-I53-50 in both naïve (non-primed) mice and naïve non-human primates, demonstrated a ~10-fold increase in neutralizing titers over the soluble DS-Cav1 antigen. In the mouse study, DS-Cav1 and DS-Cav1-I53-50 were formulated with the oil-in-water adjuvant Addavax and a 5 mcg DS-Cav1 dose equivalent was utilized for all groups. A statistically significant difference in nAbs titers induced by DS-Cav1-I53-50 and DS-Cav1 was observed (p<0.01). In the primate study, DS-Cav1 and DS-Cav1-I53-50 were formulated with the oil-in-water adjuvant SWE and a 50 mcg DS-Cav1 equivalent dose was given to both groups. A statistically significant difference in nAbs titers induced by DS-Cav1-I53-50 and DS-Cav1 was observed (p<0.05). In a subset of the primates, bone marrow was collected to assess level of induction of antigen-specific long-lived plasma cells (LLPCs), an early marker of a potential durable immune response. Primates immunized with the DS-Cav1-I53-50 VLPs showed a non-significant, but numerical increase in antigen-specific LLPC induction in bone marrow and spleen compared with animals immunized with soluble DS-Cav1. A separate non-human primate study evaluated the potential impact of Adjuphos, an aluminum salt adjuvant different from the one we plan to use in the clinic, on the IVX-121 formulation. The formulation of IVX-121 using Adjuphos induced similar levels of nAb titers to DS-Cav1 formulated with Adjuphos. The specific aluminum salt adjuvant we plan to utilize in clinical testing is Alhydrogel. Preclinical data in naïve mice suggest this adjuvant could yield improved nAb titers in naive animals.

IVX-121 Preclinical Safety Studies. We have completed a toxicology study to support regulatory submissions and entry into Phase 1 trials in Europe. The toxicology study evaluated both injection site and systemic reactions to the vaccine candidate. No adverse effects were seen following administration of the anticipated maximum human dose of IVX-121 (250ug +/- Alhydrogel), with minor injection site reactivity comparable to animals receiving saline control. The only histological finding that differed from the saline control was a modest increase in the spleens of animals receiving IVX-121, consistent with the induction of a robust immune response.

IVX-241 hMPV VLP Vaccine Candidate

Overview of hMPV

hMPV is an RNA virus that is related to the RSV virus. hMPV was first identified in 2001, though it was likely in circulation for at least 50 years prior to discovery. Infection with hMPV brings a similar symptomatic profile as RSV with the most common symptoms being cough, wheezing, dyspnea, congestion and fatigue. Similar to RSV, there are two genetic lineages of hMPV, hMPV/A and hMPV/B, which show a high degree of sequence homology and co-circulate with varying annual prevalence of each strain. The hMPV virus has several highly conserved viral proteins including a fusion protein (F). Preclinical studies have demonstrated that immunization with the F protein is capable of inducing nAbs and protecting against viral challenge in animal models. Vaccination with an F protein from one lineage has been shown to result in nAb titers capable of protection against both hMPV strains, though titers against the heterologous strain are often lower. Similar to RSV, the F protein of hMPV undergoes a conformational change from the prefusion to the postfusion structure to enable entry into the host cell. Although the data are less definitive than with RSV F, we believe the prefusion structure of hMPV F is likely needed to maintain the full complement of neutralizing epitopes in order to generate the strongest immune response.

RSV, hMPV, and influenza seasons show high seasonal overlap and hMPV is underdiagnosed and often mistaken for RSV or influenza given the similarity in clinical presentation. As diagnostic tools improve, hMPV is being increasingly recognized as a major contributor to ARI and LRI. Similar to RSV, prospective cohorts from third-party clinical trials have shown that higher baseline hMPV nAbs were associated with reduced risk of hMPV symptomatic virus infection, so the goal of vaccination is to increase hMPV nAbs. There are currently no FDA-approved antivirals or vaccines to treat or prevent hMPV.

hMPV Antigen Selection and Immunogenicity Results

Expression of the hMPV F protein has been shown to be challenging and efforts have been made to introduce modifications within the protein to improve expression and stabilize the prefusion structure. We evaluated a number of potential candidate antigens for compatibility with our two-component VLP platform and selected IVX-241 with another candidate, IVX-231, that continues to be evaluated as an alternative. IVX-241 incorporates an F antigen from hMPV/A and IVX-231 incorporates a prefusion F antigen from hMPV/B. Both were selected based on key criteria, including: high expression, prefusion conformation, monodispersity, VLP stability, and high nAb titers following VLP administration in rodent studies.

We performed head-to-head testing of the immunogenicity of IVX-231 and IVX-241, formulated with the oil-in-water adjuvant Addavax, in naïve mice to evaluate the quality of the antigens based on nAb titers induced by each antigen against hMPV/A. While both IVX-231 and IVX-241 induced high nAb titers against hMPV/A, IVX-241 nAb titers against the hMPV/A strain were statistically superior to those generated by IVX-231 (p<0.01) and appeared to be higher than the single human control sera included as a positive control, as shown below.

    hMPV VLP Candidates hMPV nAb Titers

            35 days Post Immunization

                        (A strain)

**	p<0.01

We selected IVX-241 as the lead candidate for inclusion in IVX-A12 based on its ability to induce high nAb titers as well as its improved thermostability and monodispersity compared to IVX-231, physical characteristics we believe are important for further development.

Preclinical Bivalent Proof of Concept Study with IVX-121 and IVX-231 in Mice

To evaluate the ability of IVX-121 and IVX-231 to stimulate immune responses in naive animals, BALB/c mice were administered IVX-121 and IVX-231 in monovalent or bivalent formulations, all adjuvanted with Addavax. The bivalent formulation had an equivalent concentration of IVX-121 and IVX-231 VLPs. All animals were administered two doses three weeks apart with vaccine formulations that included Addavax as the adjuvant. Blood was collected two weeks following the second dose and RSV/A and hMPV/A neutralizing titers were measured.

As shown in the figure below, IVX-121 induced strong RSV/A nAb responses in both the monovalent and bivalent formulations that were not meaningfully different. IVX-231 induced strong hMPV/A nAb responses in both the monovalent and bivalent formulations though the hMPV/A titers in the bivalent formulation were approximately 2 log2 lower than titers in the monovalent formulation. The bivalent formulation induced nAb titers that were on average in excess of human convalescent sera against either RSV/A or hMPV/A. Additional studies are ongoing to assess the bivalent IVX-121/IVX-241 combination.

IVX-A12 RSV-hMPV Combination VLP Vaccine Candidate Preclinical Development Plan

We plan to conduct additional preclinical studies to evaluate a range of VLP antigen concentrations and ratios to further assess neutralizing titers from our final candidates and evaluate the optimal ratio of IVX-121 to IVX-241 for IVX-A12. We also intend to evaluate multiple adjuvant-formulations as well as non-adjuvanted formulations in preclinical studies to define the optimal formulations to move into the clinic. We have initiated preclinical studies with the IVX-A12 bivalent candidate incorporating IVX-121 and IVX-241 to evaluate immunogenicity and protection afforded by bivalent formulations against both RSV and hMPV in cotton rats. We also plan to evaluate IVX-A12 in a GLP toxicology study following receipt of pre-IND feedback from the FDA.

IVX-A12 RSV-hMPV Combination Vaccine Candidate Clinical Development Plan

We intend to pursue regulatory approval of our RSV/hMPV combination VLP candidate IVX-A12 in the older adult population. As is standard for vaccine development where correlates of protection do not exist, we plan to first evaluate the immunogenicity of our vaccine candidate in a Phase 1 first-in-human trial in healthy older adults by measuring the change in RSV and hMPV nAb levels compared to baseline antibody levels. We also plan to assess different combinations of RSV and hMPV for potential immune interference caused by the addition of hMPV VLPs to the RSV VLP vaccine candidate. If we are able to generate positive safety results, show immunogenicity and determine the optimal RSV-hMPV combination, we plan to assess the efficacy of our combination vaccine candidate. We expect that the efficacy will be assessed by measuring incidence of acute respiratory infection caused by RSV or hMPV in patients receiving IVX-A12 compared to those receiving placebo.

We plan to evaluate both unadjuvanted and Alhydrogel-adjuvanted IVX-121 formulations in our Phase 1 first-in-human trial. However, based on the NIH and our own preclinical studies, we may not see a significant enhancement in the nAb titers induced by Alhydrogel. For this reason, in parallel with the clinical assessment of IVX-121, we also plan to assess an oil-in-water adjuvant in our planned clinical trial of IVX-411 and in preclinical studies with our combination candidate IVX-A12. Based on the IVX-121 and IVX-411 clinical data as well as preclinical data to be generated with respect to IVX-121, IVX-241 and related candidates, and different formulations of IVX-A12, we will determine whether to investigate an Alhydrogel-adjuvanted formulation or an oil-in-water adjuvanted formulation, in addition to a non-adjuvanted formulation for the planned Phase 1 clinical trial of IVX-A12.

IVX-121 Phase 1/1b and IVX-121 Phase 1b Revaccination Trial

Our plan for the clinical development of IVX-A12 is to first assess safety and immunogenicity of the RSV monovalent VLP candidate IVX-121 in an initial Phase 1/1b trial, to be conducted in Belgium. We have filed a CTA with the FAMPH in Belgium and plan to initiate our Phase 1/1b clinical trial in the second half of 2021.

This first-in-human trial with IVX-121 will be a randomized, observer-blind, placebo-controlled multi-center Phase 1/1b trial designed to evaluate the safety and immunogenicity of three dose levels of non-adjuvanted and Alhydrogel-adjuvanted IVX-121 in two adult cohorts: 18-45 years of age (Phase 1 first-in-human) and 60-75 years of age (Phase 1b). The maximum total number of subjects to be enrolled across the Phase 1 and Phase 1b parts of the trial is 90 adults 18-45 years of age and 217 older adults 60-75 years of age, respectively. Subjects will be evaluated for safety and persistence of antibody response for six months following a single intramuscular administration of either IVX-121 or placebo.

A schema of the planned Phase 1/1b trial is given in the table below:

PHASE 1/1B
STUDY ARM	VLP DOSE	ALHYDROGEL	PHASE 1: ADULTS AGED 18-45 N=90	PHASE 1B: ADULTS AGED 60-75 N=217
A	N/A (placebo)	-	0	31
B	Low	-	15	31
C	Low	+	15	31
D	Medium	-	15	31
E	Medium	+	15	31
F	High	-	15	31
G	High	+	15	31

We plan for subjects who complete the Phase 1b part of the trial to be eligible to enroll into a Phase 1b revaccination trial, which we expect will start more than six months after first dosing. We plan to follow approximately 70 eligible subjects for an additional six months to monitor serious adverse events (SAEs) and evaluate persistence of antibodies. At the end of the six-month observation period (approximately 12 months after first dosing), we plan to re-administer subjects with a single dose of IVX-121 and follow those subjects for an additional six months to evaluate safety and immune responses to the booster dose. We plan to monitor subjects for solicited adverse events, unsolicited adverse events, and SAEs throughout the 28-day treatment period following revaccination.

We expect to conduct an interim analysis of the data obtained in older adults from the Phase 1b part of the trial to inform the IVX-121 dose level and formulation to be assessed in the initial IVX-A12 combination Phase 1 trial. If there is no clear immunologic benefit of the Alhydrogel formulation over the non-adjuvanted formulation, we will not continue to develop an Alhydrogel formulation in the combination IVX-A12 program. We are also currently evaluating alternative adjuvant formulations in preclinical studies and may assess an alternative adjuvant in the initial IVX-A12 clinical trial(s) pending outcome of the IVX-121 clinical trial, our planned clinical trial of IVX-411 and preclinical evaluation of IVX-121, IVX-241 and related candidates and different formulations of IVX-A12.

IVX-A12 Phase 1 Trial

We plan to include data from the interim analysis of the IVX-121 Phase 1/1b clinical trial in an eventual IND submission to the FDA for the IVX-A12 program. This IND submission is planned for the first half of 2022.

The planned goal of the planned Phase 1 trial of IVX-A12 will be to assess safety and immunogenicity of varying doses of IVX-A12, with and without adjuvant, in approximately 100 healthy adults aged 18-45 and 60-85 years of age. The adjuvant to be assessed will depend on preclinical data on IVX-A12 as well as clinical data on IVX-121 and IVX-411. In the planned trial, IVX-A12 will be given with a fixed IVX-121 dose and one of three dose levels of IVX-241 VLP formulated with constant adjuvant content. We expect this design will enable evaluation of the immune responses to both individual components of IVX-A12 to see if the combination of VLPs increases the reactogenicity or leads to immune interference (i.e., imbalanced immune responses to component VLPs). Our plan is to proceed dosing with cohorts receiving one- and two-dose regimens as well as formulations with or without adjuvant. We expect to follow subjects for seven months from initial dosing. Our plan is to only evaluate the combination candidate IVX-A12 in this trial, with no evaluation of IVX-241 as a monovalent candidate. We plan to confirm if the FDA agrees with the acceptability of this approach through pre-IND feedback.

IVX-A12 Phase 2 Factorial and Dose-Confirmation Trial

Following completion of the IVX-A12 Phase 1 clinical trial, we plan to initiate a Phase 2 factorial and dose-confirmation clinical trial in healthy adults 60 years of age or older. We plan to select a one- or two-dose regimen for evaluation in the Phase 2 clinical trial based on data from the IVX-A12 Phase 1 trial. Our planned Phase 2 clinical trial will be a two-part trial. We expect that the planned Part 1 will evaluate different combinations of varying concentrations of hMPV and RSV VLPs in approximately 300 older adults to assess for immunologic interference between the VLPs in IVX-A12. We expect that the planned Part 2 will evaluate a subset of formulations in approximately 250 older adults pending an interim readout from Part 1, to guide final dose selection for a subsequent Phase 2b trial. In both parts of the trial, we plan to assess safety and immunogenicity for different combinations of varying concentrations of hMPV and RSV VLPs in older adults to identify a formulation to move forward into the planned Phase 2b clinical trial. In the dose-confirmation part of the trial, we plan to also evaluate concomitant administration of commercially available quadrivalent influenza vaccine.

IVX-A12 Phase 2 Long-Term Extension Trial

We plan to monitor up to approximately 250 subjects from the Phase 2 dose-finding trial for 3-5 years following completion of the trial to assess duration of antibody persistence and long term safety.

IVX-A12 Phase 2b Proof of Concept Efficacy Trial

We intend to conduct a Phase 2b randomized observer-blind placebo-controlled global proof of concept efficacy trial in sites in both the southern hemisphere and northern hemisphere to allow for inclusion of two RSV and hMPV seasons over the course of the clinical trial. We expect that the trial will evaluate the formulation of IVX-A12 selected from the Phase 2 factorial and dose-finding trial. We expect that subjects will be randomized 1:1 to receive IVX-A12 or placebo.

Our planned trial objectives for the Phase 2b trial will include assessment of safety, immunogenicity, and efficacy against acute respiratory illness caused by either RSV or hMPV. We expect that the trial population will include adults aged 60 years or older and frail and at-risk elderly, including a subset of subjects over 85 years of age.

IVX-411—Our SARS-CoV-2 Vaccine Candidate

Overview of SARS-CoV-2

SARS-CoV-2 is a viral pathogen responsible for the coronavirus disease 2019 (COVID-19) global pandemic. As of June 2021, there were over 180 million cases and over 3.9 million deaths from COVID-19 worldwide with over 600,000 deaths in the United States alone. Rates of serious morbidity and mortality from COVID-19 are disproportionately higher in older adults as compared to other age groups, likely due to age-induced immunosenescence. Although adults aged 65 or older constitute about 17% of the United States population, over 80% of the deaths in the United States due to COVID-19 have been in this age group, as illustrated in the graph below.

U.S. COVID-19 Deaths by Age (as of June 2021)

Source: CDC, U.S. Census Bureau

Vaccines have been developed to combat this pandemic at an unprecedented pace and there are several mRNA and adenoviral vector-based SARS-CoV-2 vaccines that have been approved under emergency use authorization in the United States and several other countries. Data have been publicly released regarding different SARS-CoV-2 vaccine candidates, including protein-based vaccines, including the VLP vaccine candidate being developed by Medicago, that have shown high nAb induction with a ratio of nAb vs. human convalescent sera that was higher than those observed in independent studies of mRNA vaccine candidates (e.g., Moderna, BioNTech / Pfizer) and adenoviral vector candidates (e.g., AstraZeneca). We believe these data support continued development of VLP-based vaccines such as IVX-411 and IVX-421. In addition, rollout of vaccines has mostly been seen in developed countries with limited access to vaccines in low- and middle-income countries. As of June 2021, only 12% of the global population had received at least one dose of a SARS-CoV-2 vaccine and only 6% had been fully vaccinated. Further, development of the first wave of vaccines to fight the pandemic focused on speed rather than other critical attributes that are now important considerations for second wave vaccine candidates such as durability, potential to boost response, potential to address variant strains, ease of manufacturing and distribution, stability, and reactogenicity profile.

Coronaviruses are prone to mutation but the pace at which the SARS-CoV-2 virus has mutated is faster than many were anticipating. Some of these emerging strains appear to enhance transmission and pathogenicity, with complete replacement of the original pathogen by the emerging strains in some countries. Data has shown that some vaccines against the original SARS-CoV-2 virus strain are less immunogenic against some of the emerging variants, particularly the beta variant first identified in South Africa. Decreases in neutralizing titers against the beta strain appear to translate to lower efficacy in people who are infected with the beta variant virus. Several companies have initiated efforts to make either booster shots to supplement existing vaccines to address emerging variants or new vaccines incorporating key mutations found in variant strains. However, it remains to be seen if initial exposure to the original strain through natural infection or vaccination has resulted in a focusing of the immune system on the original strain in such a way as to interfere with the development of an immune response against the new strain, a phenomenon called “original antigenic sin”.

We believe that there are still gaps in the SARS-CoV-2 vaccine landscape that need to be filled by new vaccine candidates. We believe that our vaccine technology and SARS-CoV-2 vaccine candidates have the potential to address these gaps:

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Global access to effective vaccines against variant strains: We believe that highly scalable vaccines will be needed in order to address the ongoing demand for billions of doses worldwide. We aim to rapidly develop vaccines targeting the prevalent strains to induce high nAb levels, which we believe will be able to more effectively protect against emerging variants than the first wave vaccines.

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Reduced reactogenicity with repeat immunizations: Reactogenicity of the mRNA vaccines appears to increase with subsequent doses; we believe that in the long-term less reactogenic vaccines will be preferred, particularly if repetitive boosters are needed.

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Ability to overcome “original antigenic sin”: We believe that new vaccines targeting specific key mutations in the variant SARS-CoV-2 virus strains may be less effective in individuals already exposed to the original SARS-CoV-2 strain through infection or vaccination. We further believe that variant vaccines developed using differentiated technologies, expressed viral proteins, or formulations with different adjuvants may be more successful in overcoming the original-strain immune-focused memory response present in these individuals, particularly if they are able to induce high nAb titers.

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Ability to confer long-lasting protection: The durability of currently marketed vaccines against SARS-CoV-2 is currently unknown, with developers suggesting a potential need for annual vaccinations. We believe this drives a need for vaccines with longer duration of response and the ability to be given as repetitive boosters over time.

IVX-411 and IVX-421 — SARS-CoV-2 Vaccine Candidates

IVX-411 is our lead SARS-CoV-2 vaccine candidate that incorporates the ACE2 RBD from the SARS-CoV-2 spike (S) protein of the original virus. The RBD is a fragment of the S protein that contains several known nAb epitopes, including those that prevent viral entry, and is responsible for ~90% of the nAb titers induced following SARS-CoV-2 infection. The RBD protein in IVX-411 is genetically fused to Component A and manufactured in mammalian cells. Component A-RBD is then combined with the same Component B used for our other programs to make the fully assembled VLPs, each of which incorporates 60 copies of the monomeric RBD antigen. We have initiated our assessment of IVX-411 in the clinic in both aqueous (non-adjuvanted) and adjuvanted formulations. We have chosen to move into clinical development with Seqirus Inc.’s proprietary oil-in-water adjuvant MF59 based on preclinical data supporting a robust nAb induction with oil-in-water adjuvants compared to other adjuvant types in mice and nonhuman primates.

We have also initiated development of IVX-421, an additional SARS-CoV-2 vaccine candidate that incorporates an RBD protein with critical mutations found in the beta SARS-CoV-2 virus strain. We plan to assess in preclinical studies whether IVX-421 is able to induce stronger immunogenicity against both the original and beta strains than seen with IVX-411. Pending clinical data on IVX-411 and preclinical data on IVX-421, we may incorporate IVX-421 into our clinical evaluation plan.

Our SARS-CoV-2 vaccine candidates IVX-411 and IVX-421 were designed to utilize the same VLP backbone as other candidates in our pipeline and to have the following advantages:

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Robust immunogenicity and durability: IVX-411 and IVX-421 incorporate the RBD of SARS-CoV-2 on the VLP and we believe this design has the potential to improve the functional antibody response to IVX-411 and IVX-421 as compared to many spike soluble antibody approaches. Preclinical data in mice and primates showed a robust nAb response to IVX-411 and precursor candidates.

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Scalability and stability: Our vaccine development process leverages highly scalable recombinant protein production with well-established cell line and fermentation technologies. In addition, our VLP vaccine candidates are highly thermostable and we have designed the final drug product to be stable at two to eight degrees Celsius. We believe the potential scalability and stability of our vaccine candidates will allow for a lower cost of goods, as well as ease of scaled-up manufacturing and distribution, compared to other vaccine approaches such as mRNA vaccines. We believe both scalability and thermostability are especially important for addressing the large-scale need for billions of doses worldwide.

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Ability to boost: As SARS-CoV-2 vaccines generated by other technologies continue to be administered prior to rollout of our vaccine, we believe the ability to boost and sustain immune response against the prevalent strains will become increasingly important.

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Potential to boost multiple times with same vaccine candidate (homologous boosting): our candidates are protein-based VLPs, and we have not observed interference after multiple doses in several species. We believe that IVX-411 and IVX-421 have the potential to be administered multiple times without risk of interference that has historically been seen in other approaches, such as vector-based approaches.

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Potential to boost response from alternative vaccine technologies (heterologous boosting): We believe that protein-based vaccines, which strongly enhance nAb levels, are ideal booster vaccines for other vaccine technologies such as adenoviral vector vaccines. In addition, we believe that to overcome original antigenic sin, the heterologous vaccine regimen used for boosting will need to be distinct from the initial vaccine regimen, particularly when attempting to boost a response to a variant virus strain. As our VLP vaccine candidates presenting the RBD subunit will be combined with an oil-in-water adjuvant, we believe they are distinct from most of the other vaccines on market and may be capable of boosting response from marketed heterologous vaccine regimens.

We have initiated a Phase 1/2 clinical trial designed to assess whether IVX-411 will be able to address what we believe are the remaining gaps in the SARS-CoV-2 vaccine landscape. The data from third-party vaccine efficacy studies conducted to date have shown a clear correlation between nAb levels and efficacy against severe disease. As such, we believe immunogenicity endpoints in early clinical trials are likely to be a good predictor of efficacy against severe disease. We believe our Phase 1/2 data will provide clear evidence regarding the immunogenicity and potential efficacy of IVX-411 in adults using a two-dose regimen.

BMGF supported work by the UW IPD to design and evaluate SARS-CoV-2 vaccine candidates. We also received a grant from BMGF to enable development of our SARS-CoV-2 program through Phase 1 clinical testing and in return for our grant funds, we have agreed to access and price commitments specific for low- and middle-income countries. As a grantee and through our participation in COVAX, we get access to certain reagents, assays, and know-how that have helped accelerate our preclinical development. To enable broad access of the SARS-CoV-2 candidate(s) in low- and middle-income countries, BMGF has also provided funding to SK Bioscience to further develop SARS-CoV-2 candidates from UW IPD through initial clinical trials. Although data from the SK Bioscience Phase 1/2 clinical trial has not yet been publicly announced, we believe that SK Bioscience’s recent receipt of a $173 million grant from the Coalition for Epidemic Preparedness Innovations to continue manufacturing and development of their SARS-CoV-2 candidates incorporating UW IPD VLP technology and recent IND filing to the South Korea MFDA for a Phase 3 clinical trial further validates the utility of this technology in the global vaccine effort against SARS-CoV-2.

We have a worldwide non-exclusive license to our SARS-CoV-2 candidates from the UW, with the exception of South Korea, where we have no license. This license will become exclusive in the United States, Canada, Mexico and Europe (including Switzerland and United Kingdom) starting in 2025 with maintenance of our non-exclusive rights elsewhere. SK Bioscience also has a non-exclusive license to develop SARS-CoV-2 candidates based on the UW technology. We plan to broadly distribute our vaccine to provide equitable access globally, if successful in the clinic. However, we will not move forward with a monovalent vaccine candidate that we do not believe is likely to fill a gap in the rapidly evolving landscape. We are monitoring the landscape closely, and, pending the outcome of our planned Phase 1 and 2 clinical trials we will determine whether to seek partnerships or non-dilutive financing to move one or more of our SARS-CoV-2 vaccine candidate(s) forward, combine one or more of our SARS-CoV-2 vaccine candidates with another candidate from our pipeline for a combination vaccine, or cease development of our SARS-CoV-2 vaccine candidates.

IVX-411 Preclinical Results

Summary

To date, IVX-411 and closely related precursor molecules have been tested in mice, rats, and nonhuman primates.

The immunogenicity generated in mice after vaccination with closely related precursor VLPs formulated with an oil-in-water adjuvant was durable, with nAb titers remaining as high 20-24 weeks following the boosting dose as they were two weeks post-boost. In addition, preclinical nonhuman primate data from assessment of a closely related precursor candidate with several different adjuvant formulations showed induction of robust nAb titers well in excess of titers seen in human convalescent sera, as well as protection from viral challenge.

IVX-411 Preclinical Data in Nalve Mice

To evaluate the potential of IVX-411 to stimulate an immune response to the original and beta variant SARS-CoV-2 strains, BALB/c mice were administered IVX-411 with and without MF59. All animals were administered two doses three weeks apart and blood was collected two weeks following the second dose for measurement of neutralizing titers against the original and beta strains.

As shown in the figure below, IVX-411 adjuvanted with MF59 induced robust nAb responses that were higher than those observed for IVX-411 alone, although the results were not statistically significant, and induced nAb titers (mean nAb titer of 26,979 across all animals) that were higher than those observed in human convalescent serum (mean nAb titer of 3,492 across all runs of a single HCS sample). In addition, the nAb titers induced by IVX-411 adjuvanted with MF59 against the beta variant (mean nAb titer of 25,699 across all animals) were similar to nAb titers against the original strain (mean nAb titer of 26,979 across all animals), which was in contrast to human convalescent sera, which showed a significant drop in nAb titers between the original strain (mean nAb titer of 3,492 across all runs of a single HCS sample) and the beta strain (mean nAb titer of 154 across all runs of a single HCS sample).

IVX-411 Safety Data

We have completed a GLP toxicology repeat intramuscular dose study in rats to support regulatory submissions and initiation of our ongoing and planned Phase 1/2 clinical trials in Australia, United States, and Europe. The study evaluated both injection site and systemic reactions to IVX-411, including non-adjuvanted and adjuvanted formulations. No test article-related effects were seen following administration of IVX-411 on mortality, clinical observations, ophthalmic observations, body weights, food consumption, or body temperature. No observed effects were considered adverse.

IVX-411 Stability

We have observed IVX-411 to be highly thermostable in studies conducted to date. As shown in the figure below, IVX-411 stored at five degrees Celsius was observed to be very stable for up to four months, the longest timepoint tested to date, as measured by its relative potency assessed against a fresh reference standard.

CONDITION	TIME	RELATIVE POTENCY (ACE2 BINDING)
n/a	T=0	103.8%
5°C	2 Months	94.7%
	3 Months	81.4%
	4 Months	97.0%

SARS-CoV-2 Vaccine Candidates Clinical Development Plan

We initiated a Phase 1/2 clinical trial in Australia in June 2021. The trial is designed to evaluate the safety and immunogenicity of IVX-411 as primary and booster vaccines. There are two parts to the trial. Part 1 is a Phase 1 assessment of primary vaccination with IVX-411 in adults 18-69 years of age who have not been previously exposed to SARS-CoV-2 (seronegative), and Part 2 will be a Phase 2 evaluation of IVX-411 booster vaccination in adults previously exposed through SARS-CoV-2 vaccination (seropositive). IVX-411 will be administered as one or two doses, either unadjuvanted or formulated with MF59 adjuvant. For groups receiving two doses, administration of doses will be 28 days apart.

Phase 1/2 Clinical Trial Design:

The Phase 1/2 clinical trial is a randomized, placebo-controlled observer-blind dose-escalation study for safety and immunogenicity of two intramuscular doses of IVX-411. In Parts 1 and 2, six formulations of IVX-411 will be tested, including three dose levels each to be tested with and without MF59 adjuvant. The trial is being conducted in Australia and the regulatory package required for the commencement of the Phase 1 part of the trial was submitted through the Australian Clinical Trial Notification procedure. The first subject was dosed in June 2021. Interim data from subjects dosed with IVX-411 in Parts 1 and 2 are expected to be available in the first half of 2022. Based on interim results from this trial we plan to select a more limited number of formulations to advance in clinical development and to dose an additional approximately 150 subjects with IVX-411, either aqueous or MF59-adjuvanted.

We are also planning a Phase 2 clinical trial in previously infected subjects. We plan to assess aqueous and MF59 adjuvanted formulations using the optimal dose levels identified in our Phase 1/2 clinical trial. We plan to recruit approximately 150 subjects aged 18-75 who have previously been infected with SARS-CoV-2 (either original or variant strains). In this planned study, subjects will be expected to receive a single dose of IVX-411.

We expect that analysis of interim data from the Phase 1/2 and Phase 2 clinical trials, our preclinical data on IVX-421, the state of the vaccine landscape for SARS-CoV-2, and the regulatory guidelines on clinical development of SARS-CoV-2 vaccines will guide our future development efforts for IVX-411 and IVX-421.

Our Early-Stage Programs

We are exploring several other viral pathogens and their respective market needs to potentially incorporate into VLP vaccine candidates that may be added to our pipeline. We review technical feasibility, demonstrated market need and potential and clinical program design and timelines with our outside scientific and commercial advisors and board of directors before selecting new vaccine programs for development.

Competition

Overview

Our industry is highly competitive and subject to rapid and significant regulatory and technological change. The current vaccine market is concentrated among a few key global biopharmaceutical companies including GlaxoSmithKline, Merck, Sanofi, Pfizer, and CSL Bering, which together account for the majority of vaccine sales globally. Other pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions are also active in the vaccine market given the continuing global need for both existing and new vaccines. The large markets for respiratory virus vaccines make them attractive targets for new vaccines and we face competition from numerous vaccine developers. While we believe that our technology, strategy, and our employee and consultant knowledge and experience can provide us with competitive advantages, many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do.

The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, reactogenicity, safety, durability, convenience, and price, the number of other vaccines on the market in the specific target indications, the recommendation of vaccines by policy makers, the inclusion of vaccines on the national immunization schedules, and the availability of reimbursement from government and other third-party payors.

VLP-Based Vaccines

A number of pharmaceutical and biotechnology companies are developing VLP vaccine candidates. Many of these candidates are enveloped vaccines that require budding from the host cell membrane which can result in inclusion of host cell protein components leading to manufacturing complexities, such as additional purification needs. This includes, but is not limited to, VBI Vaccines, Medicago, and Artes Biotechnology. Other technologies incorporate the antigen to naturally occurring viral VLP scaffolds which may be less flexible and suitable for presentation of complex antigens; this includes, but is not limited to, SpyBiotech and VLP Therapeutics. We believe that our VLP technology allows for incorporation of a broad and complex array of viral antigens and targets as well as ease of manufacturing and scale-up, which may allow us to compete with other VLP vaccine candidates in development.

RSV and hMPV Vaccines for Older Adults

There is no vaccine approved for prevention of disease due to RSV infections or for prevention of disease due to hMPV infections in any population, including older adults. We are aware of companies currently developing vaccines against RSV for use in older adults, including GlaxoSmithKline, Pfizer, Bavarian Nordic, Janssen, Moderna, Codagenix, and Meissa. As far as we are aware, no company has a VLP-based RSV vaccine in clinical trials. In addition, as far as we are aware, there are no companies with a vaccine in clinical development against hMPV for use in older adults, nor are there any companies with a vaccine in clinical development against the combination of RSV and hMPV for use in older adults. However, Moderna is currently conducting an early-stage pediatric trial of an hMPV/parainfluenza combination mRNA vaccine candidate and may combine this with their RSV vaccine candidate and expand into the older adult population. We believe the induction of nAbs is key for both RSV and hMPV vaccine efficacy in older adults and that multivalent VLP display of the prefusion RSV and hMPV antigens on our VLP candidates will induce a stronger nAb response than other vaccine technologies.

SARS-CoV-2 Vaccines

We expect that, if approved, IVX-411 and IVX-421 will compete with any currently approved vaccines against SARS-CoV-2. There are numerous SARS-CoV-2 vaccines marketed under emergency use authorization, including, but not limited to, those manufactured by Moderna, Pfizer/BioNTech, AstraZeneca, and Janssen. In addition to the marketed vaccines, we are aware of numerous SARS-CoV-2 vaccines in clinical development, including VLP approaches. We believe that our vaccine candidates have the potential to be differentiated and we plan to monitor the market closely and evaluate our Phase 1 and 2 clinical trial data to determine positioning of any future candidate of ours SARS-CoV-2 candidate in the rapidly evolving vaccine landscape.

Manufacturing

We do not own or operate, and currently have no plans to establish, any large-scale or current Good Manufacture Practices (cGMP) manufacturing facilities. To date, we have successfully worked in conjunction with our third-party manufacturers to complete development and cGMP manufacturing campaigns for key components, VLP drug substance, and formulated drug product for all of our vaccine candidates. We are working with our existing manufacturers to scale up our manufacturing capabilities to support our clinical plans.

To date, we do not own or manufacture adjuvants and for vaccine candidates that we move forward as adjuvanted vaccines, we must rely on non-proprietary commercially available adjuvants or access to proprietary adjuvants through license or supply agreements with adjuvant manufacturers.

We believe our outsourced manufacturing strategy allows us to maintain a more efficient infrastructure by eliminating the need to for us to invest in our own manufacturing facilities, equipment, or personnel. This enables us to focus our time, expertise, and resources on the development of our vaccine candidates.

Commercialization Plan

Our current development plans focus on development and regulatory submissions in the United States and Europe. We currently have no sales, marketing, or commercial product distribution capabilities and have no experience as a company commercializing products. We intend to build the necessary infrastructure and capabilities over time for the United States and Europe, and potentially other regions, following further advancement of our product candidates. We may work in partnership with one or more pharmaceutical partners for certain vaccine candidates, for certain patient populations, or for certain geographies where we believe that others’ capabilities and resources may be ideally suited for development, commercialization, or distribution of our vaccine candidates.

Intellectual Property

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining rights in patents intended to cover our future vaccine candidates and compositions, their methods of use and processes for their manufacture and any other inventions that are commercially important to the development of our business. We seek to protect our proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and patent applications related to technology, inventions and improvements that are important to the development and implementation of our business. We also rely on our agreements with UW for intellectual property rights that are important or necessary for the development of our vaccine candidates. We also rely, in some circumstances, on trade secrets and know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

For each vaccine candidate we develop and plan to commercialize, as a normal course of business, we intend to pursue composition and preventative use patents. We also seek patent protection with respect to novel methods of manufacture, formulations, or antigen combinations. We have sought and plan to continue to seek patent protection, either alone or jointly with our collaborators, as our license agreements may dictate.

Regardless of the coverage we seek under our existing patent applications, there is always a risk that an alteration to the product or process may provide sufficient basis for a competitor to avoid infringement claims. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued and courts can reinterpret patent scope after issuance. Moreover, many jurisdictions, including the United States, permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. Moreover, we cannot provide any assurance that any patents will be issued from our pending or any future applications or that any current or future issued patents will adequately protect our intellectual property.

In summary, our patent estate includes issued patents and patent applications with claims directed to our VLP platform and our vaccine candidates. On a worldwide basis, our patent estate for our VLP platforms includes three U.S. patents, with pending continuation applications, and two pending international patent applications; more than 15 patent applications jointly covering our RSV and hMPV products specifically; more than 10 patent applications covering other infectious disease targets; a non-exclusive license from UW to a Patent Cooperation Treaty (PCT) application covering coronavirus, that will become exclusive in the United States, Canada, Mexico and Europe (including Switzerland and United Kingdom) starting in 2025; and an option that expires in 2022 to license an international patent application directed to influenza.

More specifically, we have exclusively licensed our main VLP icosahedral platform (as well as several alternative platforms) from UW. Two issued U.S. patents that will expire in 2035 and 2036 cover our platform as compositions of matter: polypeptides and the nucleic acids encoding them, respectively.

Further, a pending U.S. patent with an expected expiry of 2034, also licensed from UW, has claims directed to the computational methods used to develop these and other two-component, symmetrical nanoparticles / VLPs. A parent application has already issued as a U.S. patent with an adjusted expiration date in 2036; it claims several tetrahedral nanoparticle / VLP platforms as compositions of matter. These blocking patent rights are joined by an issued U.S. patent and its continuation application, having actual or expected expirations in 2038, that cover various alternative icosahedral nanoparticles. We intend to continue to work with UW on development of further nanoparticle platforms and may have the opportunity to license them as appropriate.

For our RSV product, composition-of-matter and method-of-use patent rights are provided by a patent family being prosecuted in the United States and Europe, as well as various jurisdictions in Australia, Brazil, Canada, China, Hong Kong, Indonesia, Israel, India, Japan, South Korea, Mexico, Malaysia, Philippines, Russia, Singapore, Thailand, Vietnam and South Africa. Any patents that ultimately issue from this patent family are expected to expire in 2038. UW’s inter-institutional agreements (IIA) with the Institute for Research in Biomedicine in Bellinzona, Switzerland conferred on UW the right to license this patent family to us.

The antigenic portion of our RSV product is protected by patent rights to stabilization of the antigen in a prefusion conformation, which are assigned to the U.S. Department of Health and Human Services (HHS), based on inventions made at the Vaccine Research Center of the National Institute for Allergy and Infectious Diseases (NIAID). We have non-exclusively licensed two issued U.S. patents directed to the compositions of matter, which will expire in 2034. The same license covers one issued U.S. patent directed to compositions of matter covering the antigenic portion of our hMPV candidate, this patent will expire in 2035. The specific mutations found in our hMPV product are also protected by patent rights based on inventions made at the University of Texas. We have exclusively (for all vaccine fields other than mRNA) licensed one pending patent application directed to composition of matter, which if issued will expire in 2041. We further intend to pursue company-owned patent rights on improvements underlying our hMPV product, with such patent rights potentially extending the term of exclusivity until at least 2041.

HHS and the Institute for Research in Biomedicine in Bellinzona, Switzerland jointly own a U.S. patent on conformationally stabilized hMPV antigens, which we have non-exclusively licensed, subject to an IIA between HHS and the Institute for Research in Biomedicine. This patent expires in 2035. A continuation application and corresponding European patent application are currently pending.

Our coronavirus product is protected by patent rights from UW, including a pending PCT application, for which we have a non-exclusive license that will become exclusive in the United States, Canada, Mexico and Europe (including Switzerland and United Kingdom) starting in 2025.

We may choose to pursue vaccine products directed to influenza and have, therefore, obtained an option to non-exclusive patent licenses from UW and HHS.

Further patent protected related to other indications is provided by a family of more than 10 patent applications filed in the United States and foreign jurisdictions, which is also exclusively licensed in relevant fields from UW. Any patents that ultimately issue from this patent family are expected to expire in 2039. Foreign jurisdictions where patent applications are pending include Australia, Canada, China, Columbia, Europe including the United Kingdom, Indonesia, India, South Korea, Russia, Vietnam and South Africa.

We continue to prepare and file provisional patent applications directed to vaccine composition improvements, manufacturing methods, and formulations, as appropriate.

For more information regarding our license agreements with UW and the U.S. Department of Health and Human Services, please see “—Material Agreements.”

Generally, we submit patent applications directly with the USPTO as provisional patent applications. Provisional applications for patents were designed to provide a lower-cost first patent filing in the United States. Corresponding non-provisional patent applications must be filed not later than 12 months after the provisional application filing date. The corresponding non-provisional application benefits in that the priority date(s) of the patent application is/are the earlier provisional application filing date(s), and the patent term of the finally issued patent is calculated from the later non-provisional application filing date. This system allows us to obtain an early priority date, add material to the patent application(s) during the priority year, obtain a later start to the patent term and to delay prosecution costs, which may be useful in the event that we decide not to pursue examination in an application. While we intend to timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.

We file U.S. non-provisional applications and PCT applications that claim the benefit of the priority date of earlier filed provisional applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application and to designate all of the 153 PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. The PCT searching authority performs a patentability search and issues a non-binding patentability opinion which can be used to evaluate the chances of success for the national applications in foreign countries prior to having to incur the filing fees. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications.

At the end of the period of two and a half years from the first priority date of the patent application, separate patent applications can be pursued in any of the PCT member states either by direct national filing or, in some cases by filing through a regional patent organization, such as the European Patent Organization. The PCT system delays expenses, allows a limited evaluation of the chances of success for national/regional patent applications and enables substantial savings where applications are abandoned within the first two and a half years of filing.

For all patent applications, we determine claiming strategy on a case-by-case basis. Advice of counsel and our business model and needs are always considered. We file patents containing claims for protection of all useful applications of our proprietary technologies and any products, as well as all new applications and/or uses we discover for existing technologies and products, assuming these are strategically valuable. We continuously reassess the number and type of patent applications, as well as the pending patent claims to ensure that maximum coverage and value are obtained for our processes and compositions, given existing patent office rules and regulations. Further, claims may be modified during patent prosecution to meet our intellectual property and business needs.

We recognize that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention and the ability to satisfy the enablement requirement of the patent laws. The patent positions of therapeutic companies like ours are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our future product candidates or for our platform technology. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

In addition to patents, we have filed for trademark registration at the USPTO for “Icosavax” and our company logo. Furthermore, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our commercial partners and selected consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Our commercial success will also depend in part on not infringing the proprietary rights of third parties. In addition, we have licensed, or expect to be able to license on commercially reasonable terms, rights under proprietary technologies of third parties to develop, manufacture and commercialize specific aspects of our future products and services. It is uncertain whether the issuance of any third party patent would require us to alter our development or commercial strategies, alter our processes, obtain licenses or cease certain activities. The expiration of patents or patent applications licensed from third parties or our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future technology may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO to determine priority of invention.

For a more comprehensive discussion of the risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.

Material Agreements

Agreements with University of Washington

License Agreement with respect to RSV and Other Pathogens

In June 2018, we entered into a license agreement with UW as amended in July 2019 and November 2020 (UW License Agreement). Pursuant to the UW License Agreement, UW granted to us an exclusive, worldwide, royalty-bearing, sublicensable license under certain UW patents to make, use, sell, offer to sell, import, and otherwise exploit any product covered by the licensed patents, or licensed products, for the prophylactic and/or therapeutic treatment of RSV infection and five other infectious diseases. UW also granted us a non-exclusive license to use certain know-how related to the licensed patents. The licensed patents and know-how generally relate to computationally designed nanoparticles and vaccines based upon such designs, and relate to our proprietary two-component virus-like-particle technology. As of June 2021, the UW License Agreement is applicable to our IVX-121, IVX-241, and IVX-A12 programs.

The rights granted to us by UW are subject to certain rights of UW, the United States federal government, and the Howard Hughes Medical Institute (HHMI). UW retained rights under the licensed patents for research and educational purposes and for UW to comply with its obligations under applicable laws for federally funded inventions. The federal government has (i) a worldwide, nonexclusive, nontransferable, irrevocable, paid-up license to the licensed patents, (ii) march-in rights exercisable if public health crises so demand, and (iii) to the extent required by Title 35, Section 204 of the United States Code, a requirement that for any products licensed for use in the United States, that these products be substantially manufactured in the United States, because the inventions covered by the licensed patents arose in whole or in part from federal funding. HHMI has a paid-up, non-exclusive, sublicensable, irrevocable license for research use owing to the involvement of HHMI employees in developing the inventions of the licensed patents. HHMI’s right to sublicense is limited to non-profit and governmental entities.

Owing to grant funding provided to UW by BMGF in connection with the licensed patents and know-how, UW granted a humanitarian license and made certain global access commitments with respect to the funded developments for three of the six pathogens (excluding RSV and two others) for humanitarian purposes. UW may require us to grant sublicenses to third parties to make such licensed developments available at an affordable price in developing countries, or if we do not offer such sublicenses on reasonable terms, UW may grant such licenses directly to third parties to enable affordable access in developing countries. Currently, our hMPV vaccine program is the only active program subject to this UW humanitarian license to BMGF.

We are obligated to use commercially reasonable efforts to diligently develop, manufacture, and commercialize vaccines incorporating the licensed products, and to achieve specified development and regulatory milestone events, including, with respect to IVX-121, initiating clinical trials of specified phases by certain dates between 2022 and 2026 and making first commercial sale by a specified date thereafter, and with respect to IVX-241 and IVX-A12, conducting activities necessary to enable clinical trials and initiating clinical trials of specified phases, in each case, by certain specified dates between 2022 and 2028, and making first commercial sale by a specified date thereafter. If we are unable to meet our diligence obligations and cannot agree with UW to modify such obligations or do not cure by meeting such obligations, then UW may terminate the UW License Agreement in whole, or in part on a pathogen by pathogen basis.

In connection with the execution of the UW License Agreement, we issued 192,276 shares of our common stock to UW in August 2018. We are required to pay an annual license maintenance fee in the mid four figures. We are required to pay UW development and regulatory milestone payments up to an aggregate amount of three hundred and fifty thousand dollars for each of the six licensed product candidates. We are also required to pay UW commercial milestone payments of one million dollars for each of the six licensed product candidates upon reaching a certain net sales threshold. We are also required to pay UW a fixed low single digit percentage royalty on net sales of licensed products, subject to certain reductions if we are required to pay for third-party intellectual property rights in order to commercialize the licensed products, and after first commercial sale of a licensed product, we must meet a certain minimum royalty requirement in the low to mid five figures range on an annual basis. If we sublicense our rights under the UW License Agreement, we are obligated to pay UW a mid-single digit to mid-double digit percentage of all sublicensing revenue received, depending on when we grant such sublicenses in relation to the development stage of the licensed product, and adjusted for any development expenses and development or regulatory milestone payments already made. As of June 15, 2021, we have paid UW approximately $290,000 in aggregate under the UW License Agreement.

The UW License Agreement will remain in effect until all licensed patent rights have terminated and all obligations due to UW have been fulfilled. The last-to-expire licensed patents, if issued, is expected to expire in 2041, subject to any adjustment or extension of patent term that may be available. UW can terminate the UW License Agreement if we breach or fail to perform one of our material duties under the UW License Agreement and our unable to remedy the default within an agreed upon time period that can be extended by UW. We can terminate the UW License Agreement at will with prior written notice to UW. We can also terminate certain of our licensed rights through an amendment to the UW License Agreement.

Option and License Agreement with Respect to SARS-CoV-2

In July 2020, we entered into an option and license agreement with UW, as amended in August 2020 and May 2021 (UW Option and License Agreement). Pursuant to the UW Option and License Agreement, UW granted to us a non-exclusive, worldwide (excluding South Korea), sublicensable license under certain UW patents to make, use, sell, offer to sell, import, or otherwise exploit any product covered under the licensed patents for the prophylactic and/or therapeutic treatments of SARS-CoV-2 infection. UW also granted us a non-exclusive, worldwide license to use certain know-how related to the licensed patents. The licensed patents and know-how generally relate to computationally designed nanoparticles and vaccines based upon such designs, and used in our proprietary two-component virus-like-particle technology. As of June 2021, the UW Option and License Agreement is applicable to our IVX-411 and IVX-421 programs.

The license included, and we have since exercised, an option to obtain an exclusive license under the UW Option and License Agreement for the United States, Canada, Mexico, and the countries of the European Patent Organization (including Switzerland and the United Kingdom) starting in 2025. There was no option exercise fee. However, the option right is subject to certain rights of the United States federal government, UW, BMGF, and HHMI, as described above in connection with the UW License Agreement.

We are required to pay UW a low single digit percentage royalty on net sales of licensed products, subject to certain reductions if we are required to pay for third party intellectual property rights in order to commercialize the licensed products. However, we are not required to pay royalties on net sales of any licensed products under the UW Option and License Agreement if we are already required to pay royalties on such net sales under the UW License Agreement on, for example, a combination product. As of June 15, 2021, we have paid UW approximately $20,000 in aggregate under the UW Option and License Agreement.

Our diligence obligations under the UW Option and License Agreement and the parties’ rights to terminate the UW Option and License Agreement are substantially the same as the analogous obligations and rights under the UW License Agreement. Specifically, with respect to IVX-411, our obligations include initiating clinical trials of specified phases by certain dates between 2022 and 2025 and obtaining regulatory approval by a specified date thereafter. We incorporate the descriptions above regarding termination rights by reference. The last-to-expire relevant patents under the UW Option and License Agreement, if issued, are expected to expire in 2041, subject to any adjustment or extension of patent term that may be available.

NIH Patent License Agreement

On June 28, 2018, we and the NIAID of the NIH entered into a non-exclusive license agreement for certain intellectual property rights and biological materials, as amended on September 10, 2018 and September 9, 2020 (NIH Agreement). Pursuant to the NIH Agreement, NIAID granted us a worldwide, nonexclusive, sublicensable license to certain patent rights, data, information, and materials directed to immunogens and antibodies and components and processes thereof relating to RSV and hMPV to allow us to make, use, sell, offer to sell, and import adjuvanted or non-adjuvanted vaccines that combine technology covered by the licensed patent rights with our proprietary protein-based nanoparticle technology, for the prevention, cure, amelioration or treatment of RSV and hMPV infections in humans, for administration alone or in combination with one or more other vaccines, and specifically excluding nucleic acid-based vaccines. NIAID also transferred to us certain biological materials relating to the foregoing for our development purposes. As of June 2021, the NIH Agreement is applicable to our IVX-121, IVX-241, and IVX-A12 programs.

Pursuant to the NIH agreement, we are required to use commercially reasonable efforts to develop the licensed products using the licensed processes to make the licensed products available to the United States public on reasonable terms, including by adhering to a commercial development plan and meeting specified benchmarks with regards to specified deadlines for regulatory filings, initiation of clinical trials, and gaining regulatory approval for the licensed products, in each case by certain specified dates between 2022 and 2032. To the extent required by Title 35, Section 204 of the United States Code, we agreed to manufacture substantially in the United States all licensed products that are to be used or sold in the United States, to make reasonable quantities of the licensed product, if commercialized, available to patient assistance programs in the United States, to develop educational materials relating to the licensed product, and to supply reasonable quantities of the licensed products made by the licensed processes to NIAID for research, education and display purposes.

In consideration of the rights granted under the NIH Agreement, we paid NIAID a one-time upfront payment in the low six figures and amendment issue fees in the high five figures. We are required to make tiered, low single-digit percentage royalty payments on specified portions of annual net sales of licensed products outside of least developed countries, subject to certain specified reductions if we are required to pay royalties to third parties in order to commercialize the license products. We are required to make aggregate development and regulatory milestone payments of up to $1.15 million for the approval of the first indication for a licensed product, up to $650,000 for the approval of the second indication for a licensed product, up to $375,000 for the approval of the third indication for a licensed product, and $50,000 for each subsequent indication. We are further required to make sales milestone payments upon achieving certain aggregate net sales thresholds for all licensed products of up to $6.5 million in aggregate. We are also required to pay NIAID a mid-single to low double-digit percentage of any sublicensing revenue we receive, depending on when we grant such sublicense in relation to the development stage of the licensed product and the number of indications that we sublicense. Additionally, our payment obligations to NIAID are subject to annual minimums ranging from low-mid five figures to low six figures depending on the year and commercialization stage. As of June 15, 2021, we have paid NIAID approximately $325,000 in aggregate under the NIH Agreement.

The NIH Agreement will expire upon the expiration of the last-to-expire licensed patent. NIAID may terminate the agreement for our uncured material breach, our insolvency or bankruptcy. Further, NIAID has the right to terminate or modify the NIH Agreement if (i) we do not execute the commercial development plan, (ii) we do not take effective steps to develop the licensed products to make them available for the public on reasonable terms, (iii) we do not achieve specified benchmarks, (iv) we do not keep at least one licensed product or process available to the public after commercial use commences, (v) to the extent required to do so under Title 35, Section 204 of the United States Code, (vi) we do not receive a U.S. manufacturing waiver from NIAID, NIH and do not justify a failure to manufacture the licensed products substantially in the United States, if intending to use in the United States (vii) we do not reasonably satisfy the public use requirements specified under federal regulations, or (viii) we willfully make a false statement to or omit a material fact from NIAID in connection with the license application and progress reports. We have the unilateral right to terminate the NIH Agreement in its entirety or in any country with prior written notice to NIAID.

Patent License Agreement with the University of Texas at Austin

In June 2021, we entered into a patent license agreement (the UT License Agreement) with the University of Texas at Austin (UT). Pursuant to the UT License Agreement, we received an exclusive, worldwide, sublicensable license, under certain UT patent rights and know-how relating to human metapneumovirus (hMPV) antigen to manufacture, develop, use, sell, import, and otherwise exploit all vaccines covered by such patents or incorporating such know-how, except for mRNA-based vaccines. Our rights and obligations under the UT License Agreement, are subject to certain U.S. government rights and UT’s retained rights under the licensed patent rights for academic or non-commercial publication, manufacture, and use, including sublicensable rights to academic and non-profit institutions. As of June 2021, the UT License Agreement is applicable to our IVX-241 and IVX-A12 programs.

Under the UT License Agreement, we are required to use commercially reasonable efforts to meet certain specified development, sales and regulatory milestones related to the licensed products, including maintaining a reasonably funded active research, development, manufacturing, regulatory, marketing or sales program, as applicable and necessary to commercialize the licensed products, and in each case by certain specified dates between 2021 and 2030. In consideration for the rights granted to us under the UT License Agreement, we are required to pay UT an annual license fee, escalating from low to mid five figures dollars, until the first sale of a licensed product. There are milestone payments due upon the completion of certain development, regulatory, and commercial milestones for a licensed product in the future, with potential payments for such future development, regulatory, and sales-based milestones in the aggregate in the mid-single figure million dollars. Additionally, we have agreed to pay UT low single-digit percentage royalties on net sales of all licensed products, with a reduced royalty rate if the licensed product expresses more than one unique antigen or if we are required to pay royalties to a third party for rights to such third party’s intellectual property in order to commercialize the licensed product. Our royalty payment obligations are subject to specified minimums in the mid-five to low-six figure dollars that are creditable to royalties owed. If we sublicense our rights under the UT License Agreement, we are obligated to pay UT a mid-single digit to low-mid-double digit percentage of all non-royalty sublicensing revenue received, depending on when we grant such sublicenses in relation to the development stage of the licensed product. We are also required to pay UT low six figure dollars if we assign the UT License Agreement to a third party. As of June 15, 2021, we have paid UT approximately $30,000 in aggregate under the UT License Agreement.

The UT License Agreement will continue until the expiration of the last-to-expire licensed patent. We have the right to terminate the UT License Agreement by providing UT with prior written notice. UT may terminate the UT License Agreement in its entirety, or partially terminate the licensed patent rights, narrow the vaccine field, reduce the territory, or convert the license from exclusive to non-exclusive if we: (i) fail to meet our payment obligations, (ii) commit an uncured breach, (iii) commit three or more cured breaches within a specified time period, (iv) challenge the validity, enforceability, or scope of the licensed patent rights, or (v) undergo certain insolvency-related events.

Agreements with the Bill & Melinda Gates Foundation

On September 24, 2020, we entered into a grant agreement (the Grant Agreement) with BMGF relating to our development of a COVID-19 vaccine. Under the Grant Agreement, BMGF provided funding to us to (i) assemble select components into a COVID-19 vaccine and perform related product fill and finish, (ii) develop regulatory submission-enabling data regarding the COVID-19 vaccine, and (iii) conduct a Phase 1 clinical trial to assess safety and immunogenicity of the COVID-19 vaccine in healthy adults and older adults, which we refer to collectively as the Funded Developments. Pursuant to the Grant Agreement, we granted BMGF a nonexclusive, perpetual, royalty-free, fully paid up, sublicensable humanitarian license to make, use, sell, offer to sell, import, distribute, or otherwise exploit the Funded Developments to provide people most in need within developing countries with access at an affordable price to the Funded Developments and to support the U.S. educational system and public libraries. We and BMGF may agree to modify or terminate the humanitarian license if we can demonstrate to BMGF’s satisfaction that global access can be best achieved with modifications or termination of the humanitarian license. As of June 2021, the Grant Agreement is applicable to our IVX-411 program.

In connection with the Grant Agreement, we entered into a Global Access and Price Commitment Agreement (the GACA) with BMGF on February 17, 2021, which is incorporated into the Grant Agreement. Under the GACA, we agreed to certain global access and price commitments regarding the COVID-19 vaccine we develop with the funding under the Grant Agreement. In addition, we are required to use reasonable and diligent steps to publish results of the project in one or more peer reviewed journals or in a form available to the interested public. In the event we successfully complete any Phase 1 clinical trials, we are obligated to take reasonable steps to continue further development, manufacture, and/or distribution of such COVID-19 vaccine. If development and commercialization continue beyond the Phase 1 trials, we will be required to pursue regulatory approvals and WHO prequalification of such COVID-19 vaccine. We also committed to price such COVID-19 vaccine no higher than a certain percentage rate above the cost of goods sold when selling such COVID-19 vaccine to public sector purchasers for use in select Global Alliance for Vaccines and Immunization (GAVI)-eligible and low to low-middle income countries. For a period commencing with the first supply of such COVID-19 vaccine to a public sector purchaser, we will also ensure annual volume commitments of such COVID-19 vaccine to these countries at a mutually agreed upon percentage of our total annual doses.

In the event we fulfill all the global access commitments and if through no fault of ours or our manufacturing or commercial partner(s) there is insufficient demand to sell an agreed upon percentage of our total doses of such COVID-19 vaccine, then the price and volume commitments will terminate beginning with the next annual period and we will be required to meet with BMGF for good faith discussions regarding the remaining annual periods. Conversely, if demand outstrips our supply capacities, then we will be required to have good faith discussions with BMGF about increased funding to meet the demand. If no agreement is reached, we will be required to provide adequate technology transfer and a non-exclusive license to BMGF to the Funded Developments and our background technology to allow for continued use of such COVID-19 vaccine in such eligible countries for charitable purposes.

If we are unable to continue development past Phase 1 trials, if requested by BMGF, we will be required to cooperate in good faith in making such Funded Developments and our background technology available to BMGF, assign an accompanying supply agreement to BMGF, and provide adequate technology transfer to continue development of such COVID-19 vaccine and enable its use in such eligible countries for charitable purposes.

The Grant Agreement will expire in March 2022 unless terminated earlier by BMGF. BMGF can terminate the Grant Agreement, or suspend, discontinue, or modify the grant payments if (i) BMGF is not reasonably satisfied with our progress on the funded project, (ii) there are significant changes to our leadership or other factors that BMGF believes may threaten the funded project’s success, (iii) we undergo a change of control, (vi) there is a change to our tax status, or (v) we fail to comply with the terms of the Grant Agreement.

Government Regulation and Product Approval

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Biologics Regulation

In the United States, biological products, or biologics, such as vaccines are subject to regulation under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, and other federal, state, local and foreign statutes and regulations. The process required by the FDA before biologics may be marketed in the United States generally involves the following:

∎	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s Good Laboratory Practice requirements (GLPs);

∎	submission to the FDA of an IND, which must become effective before clinical trials may begin;

∎	approval by an institutional review board (IRB) or ethics committee at each clinical site before the trial is commenced;

∎	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product candidate for its intended use;

∎	preparation of and submission to the FDA of a biologics license application (BLA), after completion of all pivotal clinical trials and other necessary studies;

∎	satisfactory completion of an FDA Advisory Committee review, if applicable;

∎	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

∎

satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP, and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with Good Clinical Practices (GCPs); and

∎	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a product candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical trials and clinical study results to public registries, including clinicaltrials.gov.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

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Phase 2—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 studies may also be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review by the FDA

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including studies initiated by independent investigators. The submission of a BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. Once a BLA has been accepted for filing, the FDA’s goal is to review standard applications within ten months after the filing date, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may also be extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may also convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter (CRL). An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the CRL without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the CRL, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy (REMS) to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy implemented to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. For example, the fast track program is intended to expedite or facilitate the process for reviewing product candidates that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once a BLA is submitted, the product candidate may be eligible for priority review. A fast track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product candidate can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Any marketing application for a drug or biologic submitted to the FDA for approval, including a product candidate with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A BLA is eligible for priority review if the product candidate is designed to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness compared to available alternatives for such disease or condition. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Additionally, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical trials to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Emergency Use Authorization

The Commissioner of the FDA, under delegated authority from the Secretary of HHS may, under certain circumstances in connection with a declared public health emergency, allow for the marketing of a product that does not otherwise comply with FDA regulations by issuing an EUA for such product. Before an EUA may be issued by HHS, the Secretary must declare an emergency based a determination that public health emergency exists that effects or has the significant potential to affect, national security, and that involves a specified biological, chemical, radiological, or nuclear agent or agents, or a specified disease or condition that may be attributable to such agent or agents. On February 4, 2020, the HHS Secretary determined that the novel coronavirus presented a public health emergency that has a significant potential to affect national security or the health and security of U.S. citizens living abroad and declared that circumstances existed justifying the authorization of emergency use biological products during the COVID-19 pandemic.

In order to be the subject of an EUA, the FDA Commissioner must conclude that, based on the totality of scientific evidence available, it is reasonable to believe that the product may be effective in diagnosing, treating, or preventing a disease attributable to the agents described above, that the product’s potential benefits outweigh its potential risks and that there is no adequate, approved alternative to the product. Products subject to an EUA must still comply with the conditions of the EUA, including labeling and marketing requirements. Moreover, the authorization to market products under an EUA is limited to the period of time the public health emergency declaration is in effect.

U.S. Post-Approval Requirements

Biologics are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Biologic manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements up. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

∎	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

∎	fines, warning letters, or untitled letters;

∎	clinical holds on clinical trials;

∎	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

∎	product seizure or detention, or refusal to permit the import or export of products;

∎	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

∎	mandated modification of promotional materials and labeling and the issuance of corrective information;

∎	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

∎	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Biosimilars and Reference Product Exclusivity

The Affordable Care Act, signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act (BPCIA) which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the licensure of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

Other U.S. Regulatory Requirements

In addition to FDA regulation of pharmaceutical products, pharmaceutical companies are also subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business and may constrain the financial arrangements and relationships through which we research, as well as sell, market and distribute any products for which we obtain marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, data privacy and security, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If their operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and imprisonment.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which we may seek regulatory approval. Sales in the United States will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which we or our customers seek reimbursement for our product candidates can be subject to challenge, reduction or denial by third-party payors.

Certain ACA marketplace and other private payor plans are required to include coverage for certain preventative services, including vaccinations recommended by the ACIP without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members. Children through 18 years of age without other health insurance coverage may be eligible to receive such vaccinations free-of-charge through the CDC’s Vaccines for Children program. For Medicare beneficiaries, vaccines may be covered under either the Part B program or Part D depending on several criteria, including the type of vaccine and the beneficiary’s coverage eligibility. If our vaccine candidates, once approved, are covered only under the Part D program, physicians may be less willing to use our products because of the claims adjudication costs and time related to the claims adjudication process and collection of co-payments associated with the Part D program.

The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. In the United States, there is no uniform policy among payors for coverage or reimbursement. Decisions regarding whether to cover any of a product, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that can require manufacturers to provide scientific and clinical support for the use of a product to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval.

In some foreign countries, the proposed pricing for a product candidate must be approved before it may be lawfully marketed. The requirements governing product pricing vary widely from country to country. For example, in the European Union (EU) pricing and reimbursement of pharmaceutical products are regulated at a national level under the individual EU member states’ social security systems. Some foreign countries provide options to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and can control the prices and reimbursement levels of medicinal products for human use. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A country may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Even if approved for reimbursement, historically, product candidates launched in some foreign countries, such as some countries in the EU, do not follow price structures of the United States and prices generally tend to be significantly lower.

Healthcare Reform

In the United States, there have been, and continue to be, legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the profitable sale of product candidates, and similar healthcare laws and regulations exist in the EU and other jurisdictions. Among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

By way of example, in March 2010, the Patient Protection and Affordable Care Act (the ACA) was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA, among other things, increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs; implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; creates a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial, executive and political challenges to certain aspects of the ACA, and on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden had issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the healthcare reform measures of the Biden administration or other efforts to challenge the ACA, if any, will impact the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. The likelihood of success of these and other reforms initiated by the former Trump administration is unclear, particularly in light of the new Biden administration.

Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs and suppliers will be included in their healthcare programs Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our product candidates. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

Whether or not we obtain FDA approval for a product candidate, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product candidates in those countries. The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Failure to comply with applicable foreign regulatory requirements, may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Preclinical Studies and Clinical Trials

Similar to the United States, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls.

Preclinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Preclinical studies must be conducted in compliance with the principles of good laboratory practice (GLP) as set forth in EU Directive 2004/10/EC. In particular, preclinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for preclinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Conference on Harmonization (ICH), guidelines on good clinical practices (GCP) as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU countries, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

Certain countries and jurisdictions outside of the United States, including the EU, have a similar process that requires the submission of a clinical study application much like the IND prior to the commencement of human clinical trials. A CTA must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and the IRB, respectively. Once the CTA is approved by the national health authority and the ethics committee has granted a positive opinion in relation to the conduct of the trial in the relevant member state(s), in accordance with a country’s requirements, clinical study development may proceed.

The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Currently, CTAs must be submitted to the competent authority in each EU member state in which the trial will be conducted. Under the new Regulation on Clinical Trials, which is currently expected to become applicable by early 2022, there will be a centralized application procedure where one national authority takes the lead in reviewing the application and the other national authorities have only limited involvement. Any substantial changes to the trial protocol or other information submitted with the CTA must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with good manufacturing practice (GMP). Other national and EU-wide regulatory requirements may also apply.

Marketing Authorizations

In the EU, medicinal products can only be placed on the market after obtaining a marketing authorization (MA). To obtain regulatory approval of an investigational biological product under EU regulatory systems, we must submit a marketing authorization application (MAA). The application used to file the BLA in the United States is similar to that required in the EU, with the exception of, among other things, country specific document requirements. The process for doing this depends, among other things, on the nature of the medicinal product.

The centralized procedure results in a single MA, issued by the European Commission, based on the opinion of the European Medicines Agency’s (EMA) Committee for Human Medicinal Products (CHMP) which is valid across the entire territory of the EU. The centralized procedure is compulsory for human medicines that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) designated orphan medicines and (iv) ATMPs, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases.

National MAs, which are issued by the competent authorities of the EU member states and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in another member state through the mutual recognition procedure. If the product has not received a national MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the national competent authority of each of the member states in which the MA is sought, one of which is selected by the applicant as the Reference member state.

Under the centralized procedure, the maximum timeframe for the evaluation of a MAA by the EMA is 210 days. In exceptional cases, the CHMP might perform an accelerated review of a MAA in no more than 150 days (not including clock stops). Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the PRIME scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Product developers that benefit from PRIME designation can expect to be eligible for accelerated assessment but this is not guaranteed. The benefits of a PRIME designation include the appointment of a CHMP rapporteur before submission of a MAA, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review earlier in the application process. Innovative medicines fulfilling a medical need may also benefit from different types of fast track approvals, such as a conditional MA or a MA under exceptional circumstances granted on the basis of less comprehensive clinical data than normally required (respectively in the likelihood that the sponsor will provide such data within an agreed timeframe or when comprehensive data cannot be obtained even after authorization).

Classical MAs have an initial duration of five years. After these five years, the authorization may be renewed for an unlimited period on the basis of a reevaluation of the risk-benefit balance.

Data and Marketing Exclusivity

The EU also provides opportunities for market exclusivity. For example, in the EU, upon receiving MA, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic or biosimilar application. During the additional two year period of market exclusivity, a generic/biosimilar MA can be submitted, and the innovator’s data may be referenced, but no generic/biosimilar product can be marketed until the expiration of the market exclusivity. The overall ten-year market exclusivity period may be extended to a maximum of eleven years if, during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical entity, and products may not qualify for data exclusivity.

There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the EU. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

Foreign Post-Approval Requirements

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the member states. The holder of a MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (PSURs).

All new MAA must include a risk management plan (RMP) describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

The advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another.

The aforementioned EU rules are generally applicable in the European Economic Area (EEA) which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Failure to comply with EU and member state laws that apply to the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

Privacy and Data Protection Laws

We are also subject to laws and regulations in non-U.S. countries covering data privacy and the protection of health-related and other personal information. EU member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, processing and security of personal information that identifies or may be used to identify an individual, such as names, contact information, and sensitive personal data such as health data. These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time.

As of May 25, 2018, Regulation 2016/676, known as the General Data Protection Regulation (GDPR) replaced the Data Protection Directive with respect to the processing of personal data of individuals within the EEA. The GDPR imposes many requirements for controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention and secondary use of information, increased requirements pertaining to health data and pseudonymised (i.e., key-coded) data (including data from clinical trials) and additional obligations when we contract third-party processors in connection with the processing of the personal data. The GDPR is directly applicable in each member state and is extended to the EEA. However the GDPR allows EEA countries to make additional laws and regulations further limiting notably the processing of genetic, biometric or health data. Failure to comply with the requirements of GDPR may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union (CJEU). While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain. The European Commission issued revised standard contractual clauses on June 4, 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. The revised standard contractual clauses must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any material proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

Facilities

We lease space for our principal offices and laboratory in Seattle, Washington, on an annual basis. We believe that our existing facilities will be sufficient for our needs for the foreseeable future.

Employees

As of June 30, 2021, we had 22 full-time employees and no part-time employees. Of these employees, nine hold Ph.D. or M.D. degrees and 15 are engaged in research and development. Twelve of our employees are located in Seattle, Washington and the remainder are located in the United States and work remotely. Our employees are not represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of June 30, 2021.

NAME	AGE	POSITION
Executive Officers
Adam Simpson	46	Chief Executive Officer and Director
Thomas Russo, CFA	50	Chief Financial Officer
Douglas Holtzman, Ph.D.	57	Chief Scientific Officer
Niranjan Kanesa-thasan, M.D., M.T.M.H.	61	Chief Medical Officer
Cassia Cearley, Ph.D.	39	Chief Business Officer
Charles Richardson, Ph.D.	69	Senior Vice President, Technical Operations

Non-Employee Directors
Tadataka Yamada, M.D. (1)(3)	76	Chairman
Elisha P. Gould III (2)(3)	64	Director
Jason Hafler, Ph.D. (4)	39	Director
Peter Kolchinsky, Ph.D. (3)	45	Director
Heidi Kunz (1)(2)	66	Director
Mark McDade (1)(2)	66	Director
Ann M. Veneman	72	Director

(1)	Member of the compensation and talent committee
(2)	Member of the audit committee
(3)	Member of the nominating and corporate governance committee
(4)	Dr. Hafler resigned from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Executive Officers

Adam Simpson has served as our President and Chief Executive Officer and on our board of directors since our inception in December 2017. Since 2012, Mr. Simpson has also served as the President of Dorado Ventures, LLC, a consulting entity, where he has provided business development and company formation services for a variety of entities in the life science industry. Prior to joining Icosavax, Mr. Simpson served as President and Chief Executive Officer and on the board of directors of PvP Biologics, Inc., a private company developing therapeutics for the treatment of celiac disease, from October 2016 until its acquisition by Takeda Pharmaceuticals U.S.A., Inc. in February 2020, having previously served as President and Chief Operating Officer from commencement of the company’s operations in May 2016. Prior to PvP Biologics, Mr. Simpson provided consulting services to Cypher Genomics, Inc., a private company focused on biomarker development to facilitate drug development, commencing in 2013, and ultimately served as President and Chief Operating Officer commencing in 2015 until its acquisition by Human Longevity, Inc. later in 2015. Prior to Cypher Genomics, Mr. Simpson was a cofounder and served as Chief Business Officer of Meritage Pharma, Inc., a private company developing treatments for upper gastrointestinal disorders, from its inception in 2008 until its stage sale to Shire Pharmaceuticals LLC in 2012. Prior to Meritage Pharma, Mr. Simpson served as General Counsel at Verus Pharmaceuticals, Inc., a private company focused on treatments for asthma and anaphylaxis, from 2005 until the sale of its assets to AstraZeneca and Shionogi in 2008. Mr. Simpson began his career as an attorney for the law firm Latham & Watkins LLP focusing on the life sciences industry, where he worked from 1999 to 2005. Mr. Simpson holds a B.S. in biochemistry from the University of California, San Diego and a J.D. from the University of Minnesota Law School. Mr. Simpson’s extensive operational and financial experience in the biopharmaceutical industry contributed to our board of directors’ conclusion that he should serve as a director of our company.

Thomas Russo, CFA has served as our Chief Financial Officer since June 2021. Prior to Icosavax, Mr. Russo was Chief Financial Officer of Assembly Biosciences, a clinical-stage, public biotechnology company focused on Hepatitis B, from October 2019 to June 2021. Prior to Assembly Bio, from October 2012 to October 2019, Mr. Russo held roles across finance and commercial operations at Gilead Sciences, including serving as Vice President, Head of Commercial Finance. Prior to Gilead, Mr. Russo was at Robert W. Baird & Co. from July 2004 to

September 2012, serving for most of that time as an Equity Research Senior Analyst covering biotechnology. Before that, from June 1993 to July 2002, Mr. Russo held roles in the manufacturing division of Merck & Co., with a particular focus on vaccines. Mr. Russo holds a B.S. in biological sciences from the University of Notre Dame and an MBA from the University of Chicago Booth School of Business, and he is a CFA charterholder.

Douglas Holtzman, Ph.D. has served as our Chief Scientific Officer since August 2019. In July 2016, Dr. Holtzman founded Palindrome Bioconsulting, through which he provided consulting services to clients including Icosavax until August 2019. Prior to Palindrome, Dr. Holtzman served as Vice President, Discovery at Takeda Pharmaceuticals U.S.A., Inc. from 2012 to July 2016, where he focused on dengue and norovirus vaccine candidates and was a member of the management committee that globalized Takeda Pharmaceuticals’ Japan-based vaccines business. Prior to Takeda Pharmaceuticals, Dr. Holtzman served as Deputy Director, Childhood Pneumonia at the Bill & Melinda Gates Foundation, a non-profit focused on public health initiatives, from 2004 to 2012. Dr. Holtzman holds a Ph.D. in molecular and cell biology from the University of California, Berkeley, an MPH from Harvard University’s T.H. Chan School of Public Health, and a B.S. in Biology from Tufts University.

Niranjan Kanesa-thasan, M.D., M.T.M.H has served as our Chief Medical Officer since September 2018. Prior to Icosavax, in November 2017, Dr. Kanesa-thasan founded Kanesa, LLC, through which he provides clinical consulting to clients, including Icosavax from November 2017 to August 2019. Prior to founding Kanesa, Dr. Kanesa-thasan served as Vice President, Clinical Research & Development, for GlaxoSmithKline Vaccines’ U.S. Research & Development Center from 2015 to August 2017. Prior to GlaxoSmithKline Vaccines, from 2007 to 2015 Dr. Kanesa-thasan served in several roles at Novartis Vaccines and Diagnostics, including Chief Medical Officer North America (VP). Prior to Novartis, Dr. Kanesa-thasan served as a research physician in the U.S. Army Medical Corps from 1991 to 2003, ending his service as a Lieutenant Colonel. Dr. Kanesa-thasan holds an M.D. from the Johns Hopkins School of Medicine, a M.T.M.H. from the Uniformed Services University of the Health Sciences, and a B.A. in human biology from Johns Hopkins University. Dr. Kanesa-thasan completed his residency and chief residency in pediatrics at Case Western Reserve University, and a fellowship in pediatric infectious disease and geographic medicine at University Hospitals of Cleveland. Dr. Kanesa-thasan is a Fellow of the Infectious Diseases Society of America and of the American Society of Tropical Medicine and Hygiene.

Cassia Cearley, Ph.D. has served as our Chief Business Officer since February 2021, and previously served as our Senior Vice President, Operations from December 2019 to February 2021. Prior to Icosavax, Dr. Cearley served in roles including Vice President of Research and Senior Director Corporate Strategy and Alliance Management for Aptinyx Inc., a public therapeutics company, from 2015 to 2019. Prior to Aptinyx, Dr. Cearley served as Senior Director, Corporate Development at Naurex, Inc., a private therapeutics company from 2014 until its acquisition by Allergan plc in 2015. Prior to Naurex, Dr. Cearley served as Director of Portfolio Management at Takeda Pharmaceuticals U.S.A. from 2013 to 2014, and before that as an engagement manager at L.E.K. Consulting from 2007 to 2013. Dr. Cearley holds a Ph.D. in neuroscience from the University of Pennsylvania and a B.S. in neuroscience from the Washington State University Honors College.

Charles Richardson, Ph.D. has served as our Senior Vice President, Technical Operations since August 2019. Since 2015, Dr. Richardson has served as a private consultant with PharmorosConsulting, LLC with global clients including Takeda vaccines and Icosavax. Dr. Richardson served as Vice President, Head of Global Chemistry, Manufacturing, and Controls (CMC) for Takeda Vaccines, with responsibility for CMC development and clinical manufacture of Takeda vaccines globally, from 2012 to 2015. Prior to Takeda, Dr. Richardson served as Executive Vice President, Research and Development for LigoCyte Pharmaceuticals, Inc., a private biopharmaceutical company focused on vaccines, where he focused on VLP vaccines against infectious diseases, from 2003 until its acquisition by Takeda in 2015. Prior to LigoCyte, Dr. Richardson served as Vice President and Site Manager for Corixa Corporation, a private immunotherapeutics company acquired by GlaxoSmithKline plc, with responsibilities for adjuvant discovery and development, corporate manufacturing, and quality systems, from 1999 to 2003. Dr. Richardson holds a B.S. in chemistry from Carnegie Mellon University and a Ph.D. in biological chemistry from the University of Cincinnati College of Medicine.

Non-Employee Directors

Tadataka Yamada, M.D. has served as the Chairman of our board of directors since August 2019. Dr. Yamada has served as a Venture Partner at Frazier since June 2015. From June 2011 to June 2015, Dr. Yamada served as the Chief Medical and Scientific Officer and as a member of the board of directors of Takeda. From 2011 to March

2021, Dr. Yamada served as a member of the board of directors of Agilent Technologies, a global scientific instrument manufacturing and clinical diagnostics company listed on the New York Stock Exchange. From June 2016 to October 2019, Dr. Yamada served on the board of directors of CSL Limited, a biotechnology company that is publicly traded on the Australian Securities Exchange, and since June 2017, he has served as Chairman of the board of directors of Passage Bio, a public genetic medicines company. Since March 2019, Dr. Yamada has served as Chairman of the board of directors of Phathom Pharmaceuticals, Inc., a public biopharmaceutical company. Since June 2019, he has served as a member of the board of directors of Athira Pharma, a public neurologic disease company, and he has served as Athira’s chair since January 2020. Since June 2018, Dr. Yamada has served as Chairman of the board of directors of Prometheus Biosciences, Inc., a public biotechnology company. Dr. Yamada previously served as President of the Global Health Program of the Bill & Melinda Gates Foundation from June 2006 to June 2011. From 2000 to 2006, Dr. Yamada was Chairman of Research and Development and a member of the board of directors of GlaxoSmithKline Inc. and prior to that, he held research and development positions at SmithKline Beecham. Prior to joining SmithKline Beecham, Dr. Yamada was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center. Dr. Yamada serves as chair of the board of directors at the Clinton Health Access Initiative and a member of the National Academy of Medicine. He is also a Fellow of the Imperial College of Medicine, a Master of the American College of Physicians, a Fellow of the Royal College of Physicians, a Member of the American Academy of Arts and Sciences and a past-President of the American Gastroenterological Association and the Association of American Physicians. Dr. Yamada received his M.D. from New York University School of Medicine and a B.A. in history from Stanford University. Dr. Yamada’s extensive experience in vaccine development as well as his service as a director or officer of various biotechnology and biopharmaceutical companies contributed to our board of directors’ conclusion that he should serve as the chair of our board of directors.

Elisha P. Gould III has served on our board of directors since August 2019. Mr. Gould is currently a partner at Adams Street Partners, LLC, a global private equity firm, and has been employed by Adams Street Partners or its predecessor organizations since 1994. Mr. Gould has served on the boards of directors of Aptinyx, Inc., a public biopharmaceutical company, since 2015, and Corvus Pharmaceuticals, Inc., a public biopharmaceutical company, since 2014, and currently serves on the boards of directors of several private biopharmaceutical and/or healthcare companies. Mr. Gould received an A.B. in engineering science from Dartmouth College and an M.B.A. from the Stanford University Graduate School of Business. Mr. Gould’s extensive financial experience in the biopharmaceutical industry contributed to our board of directors’ conclusion that he should serve as a director of our company.

Jason Hafler, Ph.D. has served on our board of directors since August 2019. Since November 2019, Dr. Hafler has served as Managing Director of Sanofi Ventures, the corporate venture capital arm of Sanofi S.A., after serving in other roles at Sanofi Ventures beginning in 2014. Prior to Sanofi, from 2012 to 2014, Dr. Hafler served as Director of Corporate Development at RaNA Therapeutics LLC, which was cofounded by his previous firm, Atlas Venture. At Atlas, Dr. Hafler served as an associate in its Life Sciences Group from 2010 to 2012. Prior to Atlas, Dr. Hafler was an Entrepreneurial Fellow at Flagship Ventures in 2010, and consulted for the University of Cambridge’s technology transfer office while performing his doctoral research. Prior to that, Dr. Hafler served as an analyst at JSB Partners LP. Dr. Hafler also serves on the board of trustees at the Buckingham Browne and Nichols School and the boards of directors of the Magdalene College Foundation and Beacon Hill Nursery School. Dr. Hafler holds a B.A. with honors from Bowdoin College and a Ph.D. from the University of Cambridge. Dr. Hafler’s extensive experience in investing in the biopharmaceutical industry contributed to our board of directors’ conclusion that he should serve as a director of our company.

Peter Kolchinsky, Ph.D. has served on our board of directors since March 2021. Dr. Kolchinsky is a founder and Managing Partner at RA Capital Management, L.P., a multi-stage investment manager dedicated to evidence-based investing in healthcare and life science companies that are developing drugs, medical devices, and diagnostics, where he has worked since 2001. Dr. Kolchinsky also serves as the Chairman and Chief Executive Officer of Research Alliance Corp. II. Dr. Kolchinsky serves on the boards of directors of WAVE Life Sciences, Ltd., Forma Therapeutics Holdings, Inc., and Research Alliance Corp. II, in addition to a number of private companies. Dr. Kolchinksy also leads RA Capital’s engagement and publishing efforts, which aim to make a positive social impact and spark collaboration among healthcare stakeholders, including patients, physicians, researchers, policymakers, and industry. He served on the Board of Global Science and Technology for the National Academy of

Sciences from 2009 to 2012, is the author of “The Great American Drug Deal” and “The Entrepreneur’s Guide to a Biotech Startup,” and frequently writes and speaks on the future of biotechnology innovation. Dr. Kolchinsky holds a Ph.D. in virology from Harvard University and a B.S. degree in biology from Cornell University. Dr. Kolchinsky’s extensive experience as an investor in the life sciences sector and as a director of a number of healthcare and life science companies, as well as his virology training, contributed to our board of directors’ conclusion that he should serve as a director of our company.

Heidi Kunz has served on our board of directors since May 2021. Ms. Kunz served as Executive Vice President and Chief Financial Officer of Blue Shield of California from September 2003 until her retirement in December 2012. Prior to joining Blue Shield of California, she served as Executive Vice President and Chief Financial Officer of Gap, Inc. from 1999 to January 2003. From 1995 to 1999, Ms. Kunz served as the Chief Financial Officer of ITT Industries, Inc. She has also held senior financial management positions at General Motors Corporation, including Vice President and Treasurer during her 16-year tenure from 1979 to 1995. Ms. Kunz currently serves as a director of Agilent Technologies Inc., a global scientific instrument manufacturing and clinical diagnostics company, Avanos Medical, Inc., a public medical device company, and Phathom Pharmaceuticals, Inc., a public biopharmaceutical company, and previously served as a director of Financial Engines, Inc., an investment advisement company. Ms. Kunz received an MBA in finance and accounting from Columbia Business School and a bachelor’s degree in Russian language from Georgetown University. Ms. Kunz’s extensive experience as a chief financial officer and service as a director of other public companies contributed to our board of directors’ conclusion that she should serve as a director of our company.

Mark McDade has served on our board of directors since August 2019. Since January 2017, Mr. McDade has served as Managing Partner of the Qiming US Healthcare Fund, a venture capital firm. Mr. McDade previously served as Executive Vice President and Chief Operating Officer of UCB S.A., a Belgian biopharmaceutical company, from 2009 until his retirement in October 2016, after serving as Executive Vice President, Corporate Development since 2008. From 2002 to 2007, Mr. McDade served as Chief Executive Officer and as a member of the board of directors of PDL BioPharma, Inc., a biotechnology company. From 2000 to 2002, Mr. McDade was Chief Executive Officer of Signature BioScience, Inc., a drug discovery company. From 1994 to 2000, Mr. McDade served as Chief Operating Officer and as a director of Corixa Corporation, a biopharmaceutical company he co-founded. At Corixa, Mr. McDade also served as President from 1998 to 2000. Mr. McDade has served on the board of directors of Lupin Ltd., a publicly-traded multinational pharmaceutical company, since February 2021. He served on the board of directors of Dermira, Inc., a biopharmaceutical company from August 2014 until its acquisition by Eli Lilly in February 2020, and served as chairman of the board of directors of Aimmune Therapeutics from May 2014 until its acquisition by Nestle SA in October 2020. Mr. McDade also served on the board of directors of Five Prime Therapeutics, Inc., a biotechnology company, from 2006 to November 2018. Mr. McDade served as a member of the board of directors and as a member of the audit and conflicts committees for Phillips Edison Grocery Center REIT II, Inc., a non-traded real estate investment company, until November 2018 and served as an Independent Director at Phillips Edison Grocery Center REIT III, Inc. from November 2018 until November 2019, when it was acquired by Phillips Edison & Company, Inc. Additionally, Mr. McDade is on the board of several privately-held companies. Mr. McDade received a B.A. in history from Dartmouth College and an M.B.A. from Harvard Business School. Mr. McDade’s executive leadership experience in the life science industry and extensive experience as a public company director contributed to our board of directors’ conclusion that he should serve as a director of our company.

Ann M. Veneman has served on our board of directors since July 2021. Ms. Veneman has a distinguished career in public service, serving as the Executive Director of the United Nations Children’s Fund (UNICEF) from 2005 to 2010 and as the United States Secretary of Agriculture from 2001 to 2005. She also served as Secretary of the California Department of Food and Agriculture from 1995 to 1999, overseeing the state agency responsible for nation’s largest agricultural producing region. From 1986 to 1993, she served in various positions in the United States Department of Agriculture (USDA), including Deputy Secretary, Deputy Undersecretary for International Affairs, and Associate Administrator of the Foreign Agricultural Service. Ms. Veneman currently serves on the boards of directors for Nestlé S.A., Full Harvest, the Global Health Innovative Technology Fund, the Clinton Health Access Initiative (CHAI), and the Washington Institute for Business, Government and Society. She is a member of the Hilton Humanitarian Prize Jury and the Council on Foreign Relations. She is a frequent speaker on a range of topics including poverty alleviation, empowering women and girls, food security and nutrition, and global health. Ms. Veneman has served as a fellow at the Harvard School of Public Health and the U.C. Berkeley Goldman School of Public Policy. She has also practiced law in Washington, DC and California in both the private and public sectors. Ms. Veneman holds a B.A. in Political Science from the University of California, Davis; a Master’s degree in Public Policy from the University of California, Berkeley; and a J.D. from the University of California, Hastings College of the Law. Ms. Veneman’s extensive experience in public service and global health contributed to our board of directors’ conclusion that she should serve as a member of our board of directors.

Board Composition and Election of Directors

Director Independence

Our board of directors currently consists of eight members. Our board of directors has determined that all of our directors, other than Mr. Simpson, are independent directors in accordance with the listing requirements of Nasdaq. The Nasdaq independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with the terms of our amended and restated certificate of incorporation that will go into effect immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the directors whose terms then expire will be eligible for reelection until the third annual meeting following reelection. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

∎	the Class I directors will be Elisha P. Gould III, Mark McDade and Ann M. Veneman, and their terms will expire at our first annual meeting of stockholders following this offering;

∎	the Class II directors will be Heidi Kunz and Adam Simpson, and their terms will expire at our second annual meeting of stockholders following this offering; and

∎	the Class III directors will be Tadataka Yamada, M.D. and Peter Kolchinsky, Ph.D., and their terms will expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation that will go into effect immediately prior to the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our board of directors or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock then entitled to vote in an election of directors.

Board Leadership Structure

Our board of directors is currently chaired by Dr. Yamada. Our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the company continues to grow. We separate the roles of chief executive officer and chairman of the board of directors in recognition of the differences between the two roles. The chief executive officer is responsible for setting the strategic direction for our company and the day-to-day leadership and performance of our company, while the chairman of the board of directors provides guidance to the chief executive officer and presides over meetings of the full board of directors. We believe that this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing our company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation and talent committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. The nominating and corporate governance committee manages risks associated with the independence of the board of directors, corporate disclosure practices and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board of directors as a whole.

Board Committees and Independence

Our board of directors has established three standing committees—audit, compensation and talent and nominating and corporate governance—each of which operates under a charter that has been approved by our board of directors.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

∎	appointing our independent registered public accounting firm;

∎	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

∎	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

∎	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;

∎	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;

∎	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

∎	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board of directors any changes to such investment policy;

∎	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

∎	preparing the report that the SEC requires in our annual proxy statement;

∎	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and

∎	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of our audit committee are Mr. Gould, Ms. Kunz and Mr. McDade. Ms. Kunz serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq . Our board of directors has determined that Ms. Kunz is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq listing standards. Our board of directors has determined each of Mr. Gould, Ms. Kunz and Mr. McDade is independent under the applicable rules of the SEC and Nasdaq. Upon the listing of our common stock on Nasdaq, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Compensation and Talent Committee

Our compensation and talent committee approves policies relating to compensation and benefits of our officers and employees. The compensation and talent committee approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation and talent committee also approves the issuance of stock options and other awards under our equity plans. The compensation and talent committee will review and evaluate, at least annually, the performance of the compensation and talent committee and its members, including compliance by the compensation and talent committee with its charter. The compensation and talent committee will also have the authority to review and monitor our policies and practices related to talent acquisition, engagement, retention and development, including with respect to diversity, equity and inclusion initiatives and programs, workplace safety, corporate culture and succession planning beyond the executive level.

The members of our compensation and talent committee are Ms. Kunz, Mr. McDade and Dr. Yamada. Mr. McDade serves as the chairperson of the committee. Our board of directors has determined that each of Ms. Kunz, Mr. McDade and Dr. Yamada is independent under the applicable Nasdaq listing standards and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. Upon the listing of our common stock on Nasdaq, the compensation and talent committee will operate under a written charter, which the compensation and talent committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for assisting our board of directors in discharging the board of directors’ responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at our annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on our board of directors and any committees thereof. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our board of directors concerning governance matters and oversight of the evaluation of our board of directors.

The members of our nominating and corporate governance committee are Mr. Gould, Dr. Kolchinsky and Dr. Yamada. Dr. Kolchinsky serves as the chairperson of the committee. Our board of directors has determined that each of Mr. Gould, Dr. Kolchinsky and Dr. Yamada is independent under the applicable Nasdaq listing standards. Upon the listing of our common stock on Nasdaq, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation and Talent Committee Interlocks and Insider Participation

None of the members of our compensation and talent committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the board of directors or compensation and talent committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation and talent committee.

Board Diversity

Upon the closing of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members) for election or appointment, the nominating and corporate governance committee and the board of directors will take into account many factors, including the following:

∎	personal and professional integrity, ethics and values;

∎	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

∎	experience as a board member or executive officer of another publicly-held company;

∎	strong finance experience;

∎	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

∎	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

∎	experience relevant to our business industry and with relevant social policy concerns; and

∎	relevant academic expertise or other proficiency in an area of our business operations.

Currently, our board of directors evaluates, and following the closing of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

We adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which will be effective upon the closing of this offering. Upon the closing of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.Icosavax.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below, whom we refer to as our NEOs.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the closing of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table presents summary information regarding the total compensation that was awarded to, earned by or paid to our NEOs for services rendered during the year ended December 31, 2020.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	STOCK AWARDS ($)	OPTION AWARDS ($) (1)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	ALL OTHER COMPENSATION ($) (2)	TOTAL ($)
Adam Simpson	2020	357,291	—	—	121,293	144,703	—	623,287
Chief Executive Officer and Director

Douglas Holtzman, Ph.D.	2020	275,000	—	—	—	74,250	—	349,250
Chief Scientific Officer

Niranjan Kanesa-thasan, M.D.	2020	342,980	—	—	32,093	90,225	—	465,298
Chief Medical Officer

Cassia Cearley, Ph.D.	2020	275,000	—	—	—	74,250	—	349,250
Chief Business Officer

(1)	Represents the grant date fair value of stock options to purchase shares of our common stock during fiscal year 2020 computed in accordance with FASB ASC 718. See Note 8 to the financial statements for the fiscal year ended December 31, 2020 included with this prospectus for a description of the assumptions used in valuing our stock options.
(2)	None of our NEOs received any perquisites or other personal benefits that in the aggregate exceeded $10,000 during 2020.

Narrative Disclosure to Compensation Tables

The primary elements of compensation for our NEOs are base salary, annual bonuses and long-term incentive awards in the form of equity awards. The NEOs also participate in employee benefit plans and programs that we offer to our other employees, as described below.

Annual Base Salary

We pay our NEOs a base salary to compensate them for the satisfactory performance of services rendered to us. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for our NEOs have generally been set at levels deemed necessary to attract and retain individuals with superior talent.

Our NEOs’ base salaries in effect at the end of 2020 were as follows: Mr. Simpson, $375,000; Dr. Holtzman, $275,000; Dr. Kanesa-thasan, $362,500, and Dr. Cearley, $275,000. Effective January 1, 2021, the base salaries for each of Mr. Simpson, Dr. Holtzman, Dr. Kanesa-thasan, and Dr. Cearley were increased to $475,000, $315,000, $400,000, and $300,000, respectively.

In connection with this offering, the base salaries for each of Mr. Simpson, Dr. Holtzman, Dr. Kanesa-thasan and Dr. Cearley will be increased to $550,000, $400,000, $440,000 and $390,000, respectively.

Bonus Compensation

From time to time our board of directors or compensation and talent committee may approve bonuses for our NEOs based on achievement of certain clinical trial milestones and enhancement of operational capabilities. Pursuant to their respective employment letter agreements, each NEO has an established target annual bonus amount. For 2020, our NEOs’ target bonuses, expressed as a percentage of annual base salary, were for each of Mr. Simpson, Dr. Holtzman, Dr. Kanesa-thasan, and Dr. Cearley, 45%, 30%, 30%, and 30%, respectively.

For 2020, the annual bonuses paid were based on such factors as the board and the compensation and talent committee deemed appropriate, including initial manufacturing scale-up of IVX-121 to support toxicology studies and preparation for regulatory interactions, preparation for the IVX-121 Phase 1/1b clinical trial, selection of our hMVP candidate for future development, advancement of IVX-411 as a result of the COVID-19 pandemic (and related Bill & Melinda Gates Foundation grant) and general increase in operational abilities since our Series A financing in August 2019, and each individual NEO’s performance as it relates to his or her area of responsibility. The annual bonuses paid to our NEOs for 2020 are reflected in the Summary Compensation Table above.

The 2021 target annual bonus amounts for each NEO, expressed as a percentage of annual base salary, are as follows: Mr. Simpson, 50%; Dr. Holtzman, 35%; Dr. Kanesa-thasan 35%, and Dr. Cearley 35%.

In connection with this offering, the target annual bonus amounts for each of Dr. Holtzman, Dr. Kanesa-thasan and Dr. Cearley will be increased to 40%.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and the interests of our stockholders with those of our employees and consultants, including our NEOs. Our board of directors and compensation and talent committee are responsible for approving equity grants. We typically grant equity awards to new hires upon their commencing employment with us. Generally, our equity awards vest over four years, subject to the employee’s continued service with us on each vesting date.

On May 11, 2020, we granted Mr. Simpson an option to purchase 114,952 shares of our common stock. This option vests as to 25% of the underlying shares on the one year anniversary of the grant date, and the remainder vest in equal monthly installments over the three year period thereafter, subject to Mr. Simpson’s continued service. The option was granted at an exercise price of $0.83 per share, which was the fair market value of a share of our common stock on the grant date.

On August 7, 2020, we granted Dr. Kanesa-thasan an option to purchase 30,122 shares of our common stock. This option vests as to 25% of the underlying shares on the one year anniversary of the grant date, and the remainder vest in equal monthly installments over the three year period thereafter, subject to Dr. Kanesa-thasan’s continued service. The option was granted at an exercise price of $0.83 per share, which was the fair market value of a share of our common stock on the grant date.

On January 29, 2021, we granted each NEO an option to purchase shares of our common stock. These options vest as to 25% of the underlying shares on the one year anniversary of the grant date, and the remainder vest in equal monthly installments over the three year period thereafter, subject to each NEO’s continued service. The options were granted at an exercise price of $1.04 per share, which was the fair market value of a share of our common stock on the grant date. The number of shares of our common stock subject to options granted to our NEOs on such date are as follows: Mr. Simpson, 512,534; Dr. Holtzman, 65,420; Dr. Kanesa-thasan 155,788, and Dr. Cearley 104,204.

On April 12, 2021, we granted each NEO an option to purchase shares of our common stock. These options vest as to 25% of the underlying shares on the one year anniversary of the grant date, and the remainder vest in equal monthly installments over the three year period thereafter, subject to each NEO’s continued service. The options were granted at an exercise price of $5.90 per share, which was the fair market value of a share of our common stock on the grant date. The number of shares of our common stock subject to the options granted to our NEOs on such date are as follows: Mr. Simpson, 1,347,546; Dr. Holtzman, 168,443; Dr. Kanesa-thasan 120,316, and Dr. Cearley 180,475.

In connection with this offering, our board of directors has approved the grant of stock option and restricted stock unit awards pursuant to the 2021 Plan to our executive officers. The number of shares of our common stock subject to the options and the restricted stock units, respectively, that we will grant to our executive officers are as follows: Mr. Simpson, 375,000 and 125,000; Dr. Kanesa-Thasan, 124,500 and 41,500; Dr. Holtzman, 124,500 and 41,500; Dr. Cearley, 83,250 and 27,750; Mr. Richardson, 83,250 and 27,750; and Mr. Russo, 97,500 and 32,500. The options will be granted with an exercise price per share equal to the initial price to the public of our common stock in this offering. The options will vest pursuant to our standard four-year vesting schedule described above. The restricted stock units will vest in four equal annual installments on the first four anniversaries of the date of grant subject to continued service.

The equity awards granted to our executive officers are eligible to vest on an accelerated basis in accordance with our executive officers’ employment agreements, as described below.

Employment Letter Agreements with Our Executive Officers

We have entered into employment letter agreements with each of our executive officers.

Employment Letter with Adam Simpson

We have entered into an employment letter with Mr. Simpson, pursuant to which Mr. Simpson serves as a member of our board of directors and our Chief Executive Officer (the Simpson Agreement).

The Simpson Agreement provides for Mr. Simpson’s annual base salary and target annual bonus. Additionally, under the Simpson Agreement, Mr. Simpson is eligible to participate in all employee benefit plans and programs available to similarly situated employees of our company and is entitled to vacation benefits in accordance with our policies.

The Simpson Agreement provides that Mr. Simpson shall at all times faithfully, industriously and to the best of his ability, experience and talent perform to the satisfaction of our board of directors all of the duties that may be assigned to him. However, subject to the terms of our standard confidential information and invention assignment agreement, the Simpson Agreement does not preclude Mr. Simpson from devoting time to personal and family investments or serving on community and civic boards, participating in industry associations, or engaging in other business or public activities (including providing consulting services to other entities, being employed by other entities and/or serving on the board of other entities), provided such activities do not interfere with the duties that Mr. Simpson owes us, as determined in good faith by our board of directors.

Regardless of the manner in which Mr. Simpson’s employment terminates, he will be entitled to receive amounts previously earned during his term of employment, including unpaid salary and accrued but unused vacation. In addition, Mr. Simpson will be entitled to certain severance benefits under the Simpson Agreement, subject to his execution of a release of claims, returning all company property, compliance with post-termination obligations and resignation from positions with us.

Upon a termination without cause or resignation for good reason (each, a “qualifying termination”), Mr. Simpson will be entitled to: (1) severance in an amount equal to his base salary for 12 months (such applicable period, the “severance period”), (2) to the extent his qualifying termination occurs within eighteen months following a change in control, an amount equal to his target annual bonus for the year of termination, (3) payment of the cost of his health care coverage in effect at the time of his termination for the severance period, (4) accelerated vesting of his then unvested stock awards granted prior to August 15, 2019, and (5) accelerated vesting of such portion of his then unvested stock awards granted on or after August 15, 2019 that would have vested during the 12 months following his date of termination had Mr. Simpson remained in service with us during such period; provided that, for purposes of Mr. Simpson’s accelerated vesting, Mr. Simpson’s services shall not be considered to have been terminated pursuant to a qualifying termination if Mr. Simpson ceases to serve as Chief Executive Officer of the Company, but continues to serve as a member of our board of directors, in which case, the foregoing acceleration provisions will be triggered upon a qualifying termination of Mr. Simpson’s service on our board of directors.

Additionally, the Simpson Agreement provides that in the event of a change in control or Mr. Simpson’s termination due to death or disability, 50% of Mr. Simpson’s stock awards granted prior to August 15, 2019 (or 100% in the case of a termination due to death or disability) shall vest immediately prior to such change in control or termination, as applicable. In addition, in the event of Mr. Simpson’s qualifying termination within 18 months following a change in control, all of his then unvested stock awards granted on or after August 15, 2019 will vest upon such termination.

In connection with Mr. Simpson’s commencement of employment with us, Mr. Simpson also entered into our standard confidential information and invention assignment agreement, which includes one-year post-termination non-solicitation restrictions and customary confidentiality provisions.

For purposes of the Simpson Agreement:

∎

“cause” means a (1) conviction of, or plea of “guilty” or “no contest” to, any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (2) commission of, or participation in, a fraud or act of dishonesty or other illegal act against us; (3) intentional, material violation of any contract or agreement between Mr. Simpson and us or of any statutory duty owed to us; (4) unauthorized use or disclosure of our confidential information or trade secrets; or (5) gross misconduct; provided, that, with respect to clauses (3) and (4) above, “cause” will be triggered after Mr. Simpson has received written notification of such failure from our board of directors, which, if curable, remains uncured after thirty days.

∎

“change in control” generally means (1) a merger or consolidation of our company with or into any other corporation or other entity or person, (2) a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of our assets, or (3) any other transaction, including the sale by us of new shares of its capital stock or a transfer of existing shares of our capital stock, the result of which is that a third party that is not our affiliate immediately prior to such transaction acquires or holds our capital stock representing a majority of our outstanding voting power immediately following such transaction; provided that the following events shall not constitute a “change in control”: (a) a transaction (other than a sale of all or substantially all of our assets) in which the holders of our voting securities immediately prior to the merger or consolidation hold, directly or indirectly, at least a majority of the voting securities in the successor corporation or its parent immediately after the merger or consolidation; (b) a sale, lease, exchange or other transaction in one transaction or a series of related transactions of all or substantially all of our assets to an affiliate of ours; (b) an initial public offering of our securities or any other transaction or series of related transactions principally for bona fide equity financing purposes; (d) a reincorporation of our company solely to change its jurisdiction; or (e) a transaction undertaken for the primary purpose of creating a holding company that will be owned in substantially the same proportion by the persons who held our securities immediately before such transaction.

∎

“good reason” generally means any of the following actions taken by us without Mr. Simpson’s consent: (1) material reduction of base compensation, other than to the extent the base compensation of all of the executive officers are concurrently reduced by the same or greater percentage; (2) material reduction in authority, duties or responsibilities, provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” unless the new authority, duties or responsibilities are materially reduced from the prior authority, duties or responsibilities; or (3) relocation of the principal place at which Mr. Simpson is required to provide services or his principal place of employment that results in an increase in the one-way driving distance by more than fifty miles from the then current principal place of business or residence, as applicable.

Amended Employment Letter with Adam Simpson

In connection with this offering, we will enter into an amended and restated employment agreement with Mr. Simpson (the Amended Simpson Agreement), which will supersede the Simpson Agreement in effect prior to this offering and described above.

Under the Amended Simpson Agreement, upon a qualifying termination that occurs more than 60 days prior to a change in control or more than 18 months following a change in control, Mr. Simpson will be entitled to: (1) severance in an amount equal to his base salary for 12 months, (2) an amount equal to his target annual bonus for the year of termination, prorated to reflect the portion of the year that has elapsed prior to the date of his separation from service date, and (3) payment of the cost of his health care coverage in effect at the time of his termination for 12 months.

Under the Amended Simpson Agreement, upon a qualifying termination that occurs within 60 days prior to a change in control or within 18 months following a change in control (the change in control period), Mr. Simpson will be entitled to: (1) severance in an amount equal to his base salary for 18 months, (2) an amount equal to one hundred and fifty percent multiplied by his target annual bonus for the year of termination, and (3) payment of the cost of his health care coverage in effect at the time of his termination for 18 months.

Under the Amended Simpson Agreement, upon a qualifying termination that occurs outside of the change in control period, Mr. Simpson will be entitled to: (1) accelerated vesting in full of all of his then unvested equity awards granted prior to August 15, 2019, and (2) accelerated vesting of his then unvested equity awards granted on or after August 15, 2019 as would have vested by their terms during the 12 months following his date of termination had he remained in the service of or employed by us during such period.

Under the Amended Simpson Agreement, upon a qualifying termination that occurs during the change in control period, Mr. Simpson will be entitled to accelerated vesting in full of his then unvested equity awards (provided that the 60 day “look back” protection period will only apply to awards granted on or after the date of the Amended Simpson Agreement).

Additionally, the Amended Simpson Agreement provides that in the event of a change in control or Mr. Simpson’s termination due to death or disability, 50% of Mr. Simpson’s equity awards granted prior to August 15, 2019 (or 100% in the case of a termination due to death or disability) shall vest immediately prior to such change in control or termination, as applicable.

For purposes of the Amended Simpson Agreement:

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“cause” means a (1) conviction of, or plea of “guilty” or “no contest” to, any non-vehicular felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (2) commission of, or participation in, a fraud or act of dishonesty or other illegal act against us that has a demonstrable adverse impact on us or any successor of affiliate of us; (3) intentional material violation of any contract or agreement between Mr. Simpson and us or of any material policy of ours or of any statutory duty owed to us; (4) intentional unauthorized use or disclosure of our confidential information or trade secrets; (5) gross misconduct; or (6) ongoing and repeated failure or refusal to perform or neglect of his duties as required by the Amended Simpson Agreement or his ongoing and repeated failure to comply with lawful instructions given to Mr. Simpson by our board of directors, which failure, refusal or neglect continues for thirty days following Mr. Simpson’s receipt of written notice from our board of directors stating with specificity the nature of such failure, refusal or neglect; provide that, clause (6) above shall not permit us to terminate Mr. Simpson’s employment for cause solely because of his failure to meet specified performance objectives or achieve a specific result or outcome or our dissatisfaction with the quality of services provided by him in the good faith performance of his duties to us; further provided, that, with respect to clauses (3), (4) and (6) above, “cause” will be triggered after Mr. Simpson has received written notification of such failure from our board of directors, which, if curable, remains uncured after thirty days. Further, Mr. Simpson shall be provided an opportunity to be heard prior to the final decision to terminate his employment for such cause and any determination of cause by our board of directors or by us will be made in good faith.

∎	“change in control” has the meaning given to such term in the 2021 Plan.

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“good reason” generally means any of the following actions taken by us without Mr. Simpson’s consent: (1) material reduction of base compensation (any diminution of 10% or more shall be considered material for this purpose, regardless of whether such diminution occurs due to a single reduction or a series of reductions in Mr. Simpson’s base compensation), other than to the extent the base compensation of all of the executive officers are concurrently reduced by the same or greater percentage; (2) material reduction in authority, duties or responsibilities, including a requirement that Mr. Simpson report to a corporate officer instead of our board of directors (or, following a change in control, the board of directors (or similar governing body) of the ultimate parent company of the surviving entity in such change in control that has at least one class of publicly traded securities listed on a national stock exchange); (3) relocation of the principal place at which Mr. Simpson is required to provide services or his principal place of employment that results in an increase in the one-way driving distance by more than 50 miles from the then current principal place of business or residence, as applicable; or (4) any other action or inaction that constitutes a material breach by us or any successor or affiliate of our obligations under the Amended Simpson Agreement.

All other terms of the Amended Simpson Agreement are consistent in all material respects with the Simpson Agreement.

Employment Letters with each of Douglas Holtzman, Niranjan Kanesa-thasan, Cassia Cearley, Charles Richardson and Thomas Russo

We have entered into employment letters with each of Dr. Holtzman, Kanesa-thasan, Cearley, Mr. Richardson and Mr. Russo (the Other NEO Agreements).

The Other NEO Agreements provide for each executive’s annual base salary and target annual bonus. Additionally, under the Other NEO Agreements, each executive is eligible to participate in all employee benefit plans and programs available to similarly situated employees of our company and is entitled to vacation benefits in accordance with our policies. The Other NEO Agreements provide that each executive is employed on a full-time basis.

Regardless of the manner in which an executive’s employment terminates, he or she will be entitled to receive amounts previously earned during his or her term of employment, including unpaid salary and accrued but unused vacation. In addition, each executive will be entitled to certain severance benefits under his or her Other NEO Agreement, subject to execution of a release of claims, returning all company property, compliance with post-termination obligations and resignation from all positions with us.

Upon a termination without cause or resignation for good reason (each, a “qualifying termination”), each of Drs. Holtzman, Kanesa-thasan, Cearley, Mr. Richardson and Mr. Russo will be entitled to: (1) severance in an amount equal to his or her base salary for 6 months (such applicable period, the “severance period”) (however, upon a qualifying termination that occurs within eighteen months following a change in control, each executive will instead be entitled to his or her base salary for 12 months plus an amount equal to a pro rata portion of his or target annual bonus for the year of termination), (2) payment of the cost of his or health care coverage in effect at the time of his or her termination for the severance period, and (3) accelerated vesting of such portion of his or her then unvested stock awards that would have vested during the 6 months following his or her date of termination had he or she remained in service with us during such period. In addition, in the event of a qualifying termination within 18 months following a change in control, all of an executive’s stock awards granted on or after August 15, 2019 will vest upon such termination.

In connection with their commencement of employment with us, each or Drs. Holtzman, Kanesa-thasan, Cearley, Mr. Richardson and Mr. Russo also entered into our standard confidential information and invention assignment agreement, which includes one-year post-termination non-solicitation restrictions and customary confidentiality provisions.

For purposes of the Other NEO Agreements, the terms cause, change in control and good reason are generally defined in the same manner as described above in connection with Mr. Simpson’s agreement.

Amended Employment Letters with each of Douglas Holtzman, Niranjan Kanesa-thasan, Cassia Cearley, Charles Richardson and Thomas Russo

In connection with this offering, we will enter into an amended and restated employment agreement with each of Dr. Holtzman, Dr. Kanesa-thasan, Dr. Cearley, Dr. Richardson and Mr. Russo (the Amended Other NEO Agreements), which will supersede the Other NEO Agreements in effect prior to this offering and described above.

Under the Amended Other NEO Agreements, upon a qualifying termination that occurs more than 60 days prior to a change in control or more than 18 months following a change in control, an executive will be entitled to: (1) severance in an amount equal to his or her base salary for 9 months, (2) an amount equal to his or her target annual bonus for the year of termination, prorated to reflect the portion of the year that has elapsed prior to the date of his separation from service date, and (3) payment of the cost of his or her health care coverage in effect at the time of his termination for 9 months.

Under the Amended Other NEO Agreements, upon a qualifying termination that occurs within 60 days prior to a change in control or within 18 months following a change in control (the change in control period), an executive will be entitled to: (1) severance in an amount equal to his or her base salary for 12 months, (2) an amount equal to his or her target annual bonus for the year of termination, and (3) payment of the cost of his or her health care coverage in effect at the time of his or her termination for 12 months.

Under the Amended Other NEO Agreements, upon a qualifying termination that occurs outside of the change in control period, an executive will be entitled to accelerated vesting of such number of his or her then unvested equity awards as would have vested by their terms during the nine months following his or her date of termination had he or she remained in the service or employed by us during such period.

Under the Amended Other NEO Agreements, upon a qualifying termination that occurs during the change in control period, an executive will be entitled to accelerated vesting in full of his or her then unvested equity awards (provided that the 60 day “look back” protection period will only apply to awards granted on or after the date of the applicable Amended Other NEO Agreements).

For purposes of the Amended Other NEO Agreements, the terms cause, change in control and good reason are generally defined in the same manner as described above in connection with the Amended Simpson Agreement.

All other terms of the Amended Other NEO Agreements are consistent in all material respects with the Other NEO Agreements.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding equity awards for each of our NEOs as of December 31, 2020.

	OPTION AWARDS						STOCK AWARDS
	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE (1)		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE (1)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)		MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (2)
Adam Simpson	12/11/2017	—		—	—	—	35,841	(3)	537, 615
	5/21/2018	—		—	—	—	102,664	(4)	1,539,960
	9/13/2019	109,588	(5)	—	$0.83	9/12/2029	—		—
	9/13/2019	—		—	—	—	80,211	(6)	1,203,165
	5/11/2020	—		114,952	$0.83	5/10/2030	—		—
Douglas Holtzman, Ph.D.	12/14/2017	—		—	—	—	17,920	(3)	268,800
	9/13/2019	—		—	—	—	100,919	(7)	1,513,785
Niranjan Kanesa-thasan, M.D.	11/19/2018	—		—	—	—	17,879	(8)	268,185
	9/13/2019	—		—	—	—	53,055	(7)	795,825
	8/7/2020	—		30,122	$0.83	8/6/2030	—		—
Cassia Cearley, Ph.D.	12/2/2019	30,122		90,369	$0.83	12/1/2029	—		—

(1)	Stock options granted to our NEOs vest over a period of four years with 25% of the shares underlying the option vesting on the one year anniversary of the vesting commencement date (August 16, 2019 for Mr. Simpson’s September 2019 grant, December 2, 2019 for Dr. Cearley’s December 2019 grant, February 21, 2020 for Mr. Simpson’s May 2020 grant and April 1, 2020 for Dr. Kanesa-thasan’s August 2020 grant) and 1/48th of the shares underlying the option vesting on a monthly basis thereafter, subject to continued service through each vesting date, and subject to accelerated vesting in certain circumstances as described above under “—Employment Letter Agreements with Our Executive Officers.”
(2)	The market value was computed using the IPO price of $15.00 per share.
(3)	Represents unvested restricted shares issued in December 2017. 179,208 restricted shares were originally issued to Mr. Simpson and 89,604 restricted shares were originally issued to Dr. Holtzman in December 2017, of which 20% were vested upon issuance, with the remaining 80% vesting in equal monthly installments over a period of four years commencing on the issuance date, subject to continued service through each vesting date. 50% of the then-unvested restricted shares will vest upon a change in control and all of the then-unvested restricted shares will vest in the event of the executive’s death or disability. In addition, all of the then-unvested restricted shares will vest in the event of the executive’s termination without cause or resignation for good reason (provided such termination occurs following a change in control with respect to Dr. Holtzman).
(4)

Represents unvested restricted shares issued upon early exercise of a stock option originally granted on May 21, 2018 at an exercise price of $0.004 per share. 342,213 shares were issued to Mr. Simpson upon early exercise in full of the stock option, of which

20% were vested upon issuance and a further 20% vested on June 30, 2019, with 1/36th of the remaining shares vesting on a monthly basis over three years thereafter, subject to continued service through each vesting date, and subject to accelerated vesting in certain circumstances as described above under “—Employment Letter Agreements with Our Executive Officers.”
(5)	Consists of shares underlying a stock option granted to Mr. Simpson on September 13, 2019 at an exercise price of $0.83 per share. The stock option is subject to the standard vesting schedule described in footnote (1) above, with vesting commencing on August 16, 2019, and is eligible for early exercise. The option is subject to accelerated vesting in certain circumstances as described above under “—Employment Letter Agreements with Our Executive Officers.”
(6)	Represents unvested restricted shares issued upon early exercise of the stock option originally granted on September 13, 2019 at an exercise price of $0.83 per share and described in footnote (5) above. 120,316 shares were issued to Mr. Simpson upon early exercise of a portion of the option, with such shares subject to the standard vesting schedule described in footnote (1) above, with vesting commencing on August 16, 2019, subject to accelerated vesting in certain circumstances as described above under “—Employment Letter Agreements with Our Executive Officers.
(7)	Represents unvested restricted shares issued upon early exercise of stock options originally granted on September 13, 2019 at an exercise price of $0.83 per share. 151,378 shares of restricted stock were issued to Dr. Holtzman and 79,583 shares of restricted stock were issued to Dr. Kanesa-thasan upon early exercise in full of the stock options, with such shares subject to the standard vesting schedule described in footnote (1) above with vesting commencing on August 16, 2019, subject to accelerated vesting in certain circumstances as described above under “—Employment Letter Agreements with Our Executive Officers.”
(8)	Represents unvested restricted shares issued upon early exercise of a stock option originally granted on November 19, 2018 at an exercise price of $0.04 per share. 40,907 shares of restricted stock were issued to Dr. Kanesa-thasan upon early exercise in full of the stock option, with such shares subject to the standard vesting schedule described in footnote (1) above with vesting commencing on September 1, 2018, subject to accelerated vesting in certain circumstances as described above under “—Employment Letter Agreements with Our Executive Officers.”

Other Elements of Compensation

Perquisites, Health, Welfare and Retirement Benefits

Our NEOs are eligible to participate in our employee benefit plans, including our medical, dental, vision, group life, disability and accidental death and dismemberment insurance plans, in each case on the generally on same basis as all of our other employees.

We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances. Our board of directors may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

401(k) Plan

Our employees who satisfy certain eligibility requirements are eligible to participate in a defined contribution employee retirement plan (the 401(k) Plan) maintained by TriNet, a professional employer organization that is the legal employer of our employees. Our named executive officers are eligible to participate in the 401(k) Plan on the same basis as our other employees. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The 401(k) Plan provides that each participant may make pre-tax deferrals from his or her compensation up to the statutory limit, which is $19,500 for calendar year 2021, and other testing limits. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2021 may be up to an additional $6,500 above the statutory limit. Commencing in 2021, we will make a 3% safe-harbor non-elective employer contribution. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee.

Nonqualified Deferred Compensation

We do not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans. Our board of directors or compensation and talent committee may elect to provide our officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Termination or Change in Control Benefits

Our NEOs may become entitled to certain benefits or enhanced benefits in connection with a change in control of our company and/or certain terminations. Each of our NEOs’ employment letter agreement entitles him or her to certain benefits upon a qualifying termination and in connection with a change in control of our company. In addition, the award agreements evidencing the equity awards granted to our executive officers provide for accelerated vesting under certain circumstances. For additional discussion, please see “—Employment Letter Agreements with Our Executive Officers” and “—Outstanding Equity Awards at Fiscal Year-End.”

Incentive Award Plans

2021 Incentive Award Plan

Our board of directors and our stockholders have approved the 2021 Plan under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, retain and motivate the persons who make important contributions to the company. The material terms of the 2021 Plan are summarized below. The 2021 Plan became effective on the day prior to the first public trading date of our common stock.

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries will be eligible to receive awards under the 2021 Plan. The 2021 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation and talent committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations that may be imposed under the 2021 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2021 Plan, to interpret the 2021 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2021 Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2021 Plan.

Shares Available

The number of shares initially available for issuance under awards granted pursuant to the 2021 Plan is the sum of (1) 4,600,000 shares of our common stock, plus (2) any shares available under our 2017 Equity Incentive Plan (2017 Plan) as of the effective date of the 2021 Plan, plus (3) any shares subject to outstanding awards under our 2017 Plan as of the effective date of the 2021 Plan that became available for issuance under the 2021 Plan thereafter in accordance with its terms. The number of shares initially available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2022 and ending in and including 2031, equal to the lesser of (A) 5% of the shares outstanding on the final day of the immediately preceding calendar year and (B) a smaller number of shares as determined by our board of directors. No more than 50,000,000 shares of common stock may be issued under the 2021 Plan upon the exercise of incentive stock options. Shares available under the 2021 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares. In connection with this offering, our board of directors has approved the grant under the 2021 Plan of (i) stock options to purchase an aggregate of 1,051,500 shares of our common stock to certain of our executive officers, directors, employees and consultants, at an exercise price equal to the initial public offering price in this offering and (ii) restricted stock units with respect to 355,750 shares of our common stock to certain of our executive officers, directors, employees and consultants.

If an award under the 2021 Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, or canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2021 Plan. Awards granted under the 2021 Plan in substitution for any options or other stock or stock-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2021 Plan, but will count against the maximum number of shares that may be issued upon the exercise of incentive stock options.

Awards

The 2021 Plan provides for the grant of stock options, including incentive stock options (ISOs) and nonqualified stock options (NSOs), stock appreciation rights (SARs), restricted stock, dividend equivalents, restricted stock units (RSUs), and other stock or cash-based awards. Certain awards under the 2021 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. All awards under the 2021 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

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Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

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Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2021 Plan.

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Other Stock or Cash-Based Awards. Other stock or cash-based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock or other property. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance Criteria

The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2021 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Certain Transactions

In connection with certain corporate transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2021 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2021 Plan and replacing or terminating awards under the 2021 Plan. In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards as it deems appropriate to reflect the transaction. In the event of a change in control of the company (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards may become fully vested and exercisable in connection with the transaction. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Provisions of the 2021 Plan Relating to Director Compensation

The 2021 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2021 Plan’s limitations. Prior to commencing this offering, we intend to approve and implement a compensation program for our non-employee directors. Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value of any equity awards granted under the 2021 Plan as compensation for services as a non-employee director during any fiscal year may not exceed $1,000,000 (increased to $1,500,000 in the calendar year of a non-employee director’s initial service as a non-employee director or any calendar year in which a non-employee director serves as chairman of the board or lead independent director for any portion of such year), which limits shall not apply to the compensation for any non-employee director who serves in any capacity in addition to that of a non-employee director for which he or she receives additional compensation or any compensation paid to any non-employee director prior to the first calendar year following the completion of this offering. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, subject to the limitations in the 2021 Plan.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments

The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2021 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our common stock that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2021 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2021 Plan, may materially and adversely affect an award outstanding under the 2021 Plan without the consent of the affected participant and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator may, without the approval of our stockholders, amend any outstanding stock option or SAR to reduce its price per share, other than in the context of corporate transactions or equity restructurings, as described above. The 2021 Plan will remain in effect until the tenth anniversary of the date it was first adopted by our board of directors, unless earlier terminated by our board of directors. No awards may be granted under the 2021 Plan after its termination.

Securities Laws

The 2021 Plan is intended to conform to all provisions of the Securities Act, the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Exchange Act Rule 16b-3. The 2021 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences

The material federal income tax consequences of the 2021 Plan under current federal income tax law are summarized in the following discussion, which deals with the general U.S. federal income tax principles applicable to the 2021 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

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Stock Options and SARs. A 2021 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO or an NSO. Upon exercising an NSO when the fair market value of our stock is higher than the exercise price of the option, a 2021 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, a 2021 Plan participant generally will not recognize taxable income, and we will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

We will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, we should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling a SAR, a 2021 Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

∎

Restricted Stock and RSUs. A 2021 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the settlement of RSUs, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2021 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a substantial risk of forfeiture (as defined in Section 83 of the Internal Revenue Code) may make an election under Section 83(b) of the Internal Revenue Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for the shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

∎

Other Stock or Cash-Based Awards. A 2021 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of other stock or cash-based awards unless or until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment. Upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

2017 Equity Incentive Plan

We currently maintain the 2017 Plan, which has been approved by our board of directors and our stockholders.

Shares Available

A total of 7,130,414 shares of our common stock are reserved for issuance under the 2017 Plan. As of March 31, 2021, 1,717,446 shares of our common stock were subject to outstanding stock options under the 2017 Plan and 4,288,604 shares of our common stock remained available for future issuance under the 2017 Plan.

After the effective date of the 2021 Plan, no additional awards will be granted under the 2017 Plan. However, the 2017 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. Shares of our common stock subject to awards granted under the 2017 Plan that expire, lapse or are terminated, exchanged for cash, surrendered, repurchased or forfeited following the effective date of the 2017 Plan will be available for issuance under the 2017 Plan in accordance with its terms.

Eligibility and Administration

Awards under the 2017 Plan may be granted to individuals who are then our employees, consultants and members of our board of directors and our subsidiaries. Only employees may be granted ISOs. Our board of directors administers the 2017 Plan, unless it delegates authority for administration of the plan. Subject to the terms and conditions of the 2017 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, determine the number of awards to grant, determine the number of shares to be subject to such awards, and the terms and conditions of such awards, and make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 2017 Plan. The plan administrator is also authorized to establish, adopt, amend or revise rules relating to administration of the 2017 Plan, subject to certain restrictions.

Awards

The 2017 Plan provides that our administrator may grant or issue stock options (including NSOs and ISOs), restricted stock, RSUs, other stock-based awards, or any combination thereof. The administrator considers each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award is set forth in a separate agreement with the person receiving the award and indicates the type, terms and conditions of the award.

Certain Transactions

The plan administrator has broad discretion to equitably adjust the provisions of the 2017 Plan and the terms and conditions of existing and future awards, including with respect to aggregate number and type of shares subject to the 2017 Plan and awards granted pursuant to the 2017 Plan, to prevent the dilution or enlargement of intended benefits and/or facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. The plan administrator may also provide for the acceleration, cash-out, termination, assumption, substitution or conversion of awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders, or an “equity restructuring,” the plan administrator will make equitable adjustments to the 2017 Plan and outstanding awards as it deems appropriate to reflect the equity restructuring.

In the event of a change of control where the acquirer does not assume awards granted under the 2017 Plan, awards issued under the 2017 Plan held by persons who have not experienced a termination of service will be subject to accelerated vesting such that all of the awards will become vested and exercisable or payable, as applicable, immediately prior to the change in control.

Plan Amendment and Termination

Our board of directors may terminate, amend or modify the 2017 Plan. However, stockholder approval of any amendment to the 2017 Plan must be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, or for any amendment to the 2017 Plan that increases the number of shares available under the 2017 Plan. If not terminated earlier by the compensation and talent committee or the board of directors, the 2017 Plan will terminate on May 6, 2029.

Securities Laws and Federal Income Tax Consequences

The 2017 Plan is designed to comply with applicable securities laws in the same manner as described above in the description of the 2021 Plan under the heading “—2021 Incentive Award Plan—Securities Laws.” The general federal tax consequences of awards under the 2017 Plan are the same as those described above in the description of the 2021 Plan under the heading “—2021 Incentive Award Plan—Federal Income Tax Consequences.”

2021 Employee Stock Purchase Plan

Our board of directors and our stockholders have approved the 2021 ESPP. The material terms of the 2021 ESPP, are summarized below. The 2021 ESPP became effective on the day prior to the first public trading date of our common stock.

The 2021 ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the 2021 ESPP to U.S. and to non-U.S. employees. Specifically, the 2021 ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code, (the Section 423 Component), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the Non-Section 423 Component). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

Shares Available for Awards; Administration

A total of 400,000 shares of our common stock will initially be reserved for issuance under the 2021 ESPP. In addition, the number of shares available for issuance under the 2021 ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in and including 2031, by an amount equal to the lesser of (A) 1% of the shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors, provided that no more than 15,000,000 shares of our common stock may be issued under the 2021 ESPP. Our board of directors or a committee of our board of directors will administer and will have authority to interpret the terms of the 2021 ESPP and determine eligibility of participants. We expect that the compensation and talent committee will be the initial administrator of the 2021 ESPP.

Eligibility

We expect that all of our employees will be eligible to participate in the 2021 ESPP. However, an employee may not be granted rights to purchase stock under our 2021 ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our stock.

Grant of Rights

Stock will be offered under the 2021 ESPP during offering periods. The length of the offering periods under the 2021 ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the 2021 ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. In non-U.S. jurisdictions where participation in the 2021 ESPP through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the 2021 ESPP in a form acceptable to the 2021 ESPP administrator in lieu of or in addition to payroll deductions.

The 2021 ESPP permits participants to purchase common stock through payroll deductions of up to a specified percentage of their eligible compensation. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the 2021 ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the 2021 ESPP other than by will or the laws of descent and distribution, and are generally exercisable only by the participant.

Certain Transactions

In the event of certain non-reciprocal transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the 2021 ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend or terminate the 2021 ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2021 ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the 2021 ESPP.

Securities Laws

The 2021 ESPP has been designed to comply with various securities laws in the same manner as described above in the description of the 2021 Plan.

Federal Income Taxes

The material federal income tax consequences of the 2021 ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2021 ESPP. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

The 2021 ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the 2021 ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the 2021 ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon the sale or other disposition of the shares purchased under the 2021 ESPP, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of: (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

Director Compensation

From time to time, we have granted cash- and stock-based compensation to Dr. Yamada for his service as Chairman of our Board of Directors. We did not, however, grant any stock-based compensation to Dr. Yamada during 2020. We also pay Dr. Yamada an annual retainer of $100,000 for his service as Chairman of the Board.

On May 29, 2021, our board of directors approved the appointment of Heidi Kunz to our board of directors and an offer letter setting forth the terms and conditions of her board service. In connection with her appointment, our board of directors granted to Ms. Kunz an option to purchase 25,266 shares of our common stock in connection with her appointment to the board. This option vests in equal monthly installments over the three year period following her commencement of service on the board, subject to her continued service. The option was granted at an exercise price of $7.44 per share, which was the fair market value of a share of our common stock on the grant date. The option will vest in full upon a change in control.

In connection with this offering, our board of directors has approved the grant of 8,750 restricted stock units pursuant to the 2021 Plan to Ms. Kunz. The restricted stock units will vest in three equal annual installments on the first three anniversaries of Ms. Kunz’s commencement of service as a member of the board, subject to her continued service, and will vest in full upon a change in control.

In connection with this offering, our board of directors has approved the grant of 25,500 stock options and 8,500 restricted stock units pursuant to the 2021 Plan to Ms. Veneman in connection with her initial appointment to our board of directors. The stock options will vest in 36 equal monthly installments following the date of her commencement of service as a member of the board, subject to her continued service. The initial restricted stock units will vest in three equal installments on each of the first three anniversaries of Ms. Veneman’s commencement of service as a member of the board, subject to her continued service. The awards granted to Ms. Veneman will vest in full upon a change in control.

In addition, we have reimbursed, and will continue to reimburse, our non-employee directors for their actual out-of-pocket costs and expenses incurred in connection with attending board meetings.

The following table summarizes compensation received by our non-employee directors during the year ended December 31, 2020. Mr. Simpson, our Chief Executive Officer, is also a member of our board of directors, but does not receive any additional compensation for his service as a director in addition to the compensation he receives as an employee. Mr. Simpson’s compensation is described further above.

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Tadataka Yamada, M.D.	100,000	—	—	100,000
Elisha P. Gould III	—	—	—	—
Jason Hafler, Ph.D.	—	—	—	—
Mark McDade	—	—	—	—
Eric Moessinger (1)	—	—	—	—

(1)	Mr. Moessinger resigned from our board of directors on May 25, 2021.

The aggregate number of shares subject to stock options or restricted shares outstanding (including shares issued upon early exercise of options) at December 31, 2020 for the individuals who served as non-employee directors during 2020 was as follows:

NAME	NUMBER OF SECURITIES UNDERLYING OPTIONS OUTSTANDING AT DECEMBER 31, 2020	NUMBER OF SECURITIES UNDERLYING SHARES OF RESTRICTED STOCK OUTSTANDING AT DECEMBER 31, 2020
Tadataka Yamada, M.D.	—	208,177
Elisha P. Gould III	—	—
Jason Hafler, Ph.D.	—	—
Mark McDade	—	—
Eric Moessinger	—	—

Our board of directors and our stockholders have approved the terms of a non-employee director compensation program. The material terms of the non-employee director compensation are summarized below.

The non-employee director compensation program will provide for annual retainer fees and/or long-term equity awards for our non-employee directors. We expect each non-employee director will receive an annual retainer of $35,000, with our chairman of the board receiving an annual retainer of $100,000. Non-employee directors serving as the chairs of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $15,000, $10,000 and $8,000, respectively. Non-employee directors serving as members of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $7,500, $5,000 and $4,000, respectively.

Non-employee directors will also receive an initial grant of options to purchase 25,500 shares of our common stock, and 8,500 restricted stock units. The initial stock option awards will vest in 36 equal monthly installments following the date of the initial appointment or election, subject to continued service. The initial restricted stock unit awards will vest in three equal installments on each of the first three anniversaries of the initial appointment or election, subject to continued service.

On the date of each annual meeting of our stockholders following this offering, each non-employee director will be eligible to receive an annual grant of options to purchase 12,750 shares of our common stock, and 4,250 restricted stock units. The annual stock option awards will vest in 12 equal monthly installments following the date of the annual meeting (but in all events no later than the next occurring annual meeting of our stockholders), subject to continued service. The annual restricted stock unit awards will vest on the first to occur of (1) the first anniversary of the grant date or (2) the next occurring annual meeting of our stockholders, subject to continued service.

The equity awards granted to our non-employee directors will also vest in full upon a change in control.

Compensation under our non-employee director compensation program will be subject to the annual limits on non-employee director compensation set forth in the 2021 Plan, as described above. Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, subject to the annual limit on non-employee director compensation set forth in the 2021 Plan. As provided in the 2021 Plan, our board of directors or its authorized committee may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors or its authorized committee may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee directors.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

∎	any breach of the director’s duty of loyalty to us or our stockholders;

∎	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

∎	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

∎	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2018 to which we have been a party in which the amount involved exceeded or will exceed the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Preferred Stock Financings

Series 1 Convertible Preferred Stock Financings

In December 2017, we entered into a Series 1 preferred stock purchase agreement, pursuant to which we issued and sold to investors in an initial closing in December 2017 and subsequent closings in February, March, April and August 2018 and January 2019, in private placements, an aggregate of 3,535,000 shares of Series 1 convertible preferred stock. The per share purchase price was $1.00, and we received gross proceeds of approximately $3.5 million. The father of Douglas Holtzman, Ph.D., our Chief Scientific Officer, purchased 150,000 shares of Series 1 convertible preferred stock in August 2018. In August 2019, all shares of Series 1 convertible preferred stock automatically converted into shares of Series A-2 convertible preferred stock in the Series A convertible preferred stock financing described below.

Series A Convertible Preferred Stock Financings

In August 2019, we entered into a Series A preferred stock purchase agreement, pursuant to which we issued and sold to investors in an initial closing and subsequent closing in August 2019 and February 2021, in private placements, an aggregate of 49,193,959 shares of Series A-1 convertible preferred stock. The per share purchase price was $0.9615, and we received gross proceeds of approximately $47.3 million. Additionally, in August 2019, all shares of Series 1 convertible preferred stock automatically converted into 4,949,794 shares of Series A-2 convertible preferred stock.

Series B Convertible Preferred Stock Financing

In March 2021, we entered into a Series B preferred stock purchase agreement, pursuant to which we issued and sold to investors, in a private placement, an aggregate of 32,958,612 shares of Series B-1 convertible preferred stock. The Series B-1 per share purchase price was $2.82172, and we received gross proceeds of approximately $93 million. Additionally, a convertible promissory note, with a principal amount of $6.5 million, automatically converted into 2,805,850 shares of Series B-2 convertible preferred stock, at a conversion price of $2.39846 per share.

The following table sets forth the aggregate number of shares acquired by the listed directors, executive officers or holders of more than 5% of our capital stock, or their affiliates. Each outstanding share of convertible preferred stock, including the shares identified in the table below, will convert into shares of common stock at a ratio of one-for-4.1557 immediately prior to the closing of this offering.

PARTICIPANTS	SERIES A-1 CONVERTIBLE PREFERRED STOCK	SERIES A-2 CONVERTIBLE PREFERRED STOCK	SERIES B-1 CONVERTIBLE PREFERRED STOCK	SERIES B-2 CONVERTIBLE PREFERRED STOCK
5% or Greater Stockholders (1)
Entities affiliated with Adams Street Partners, LLC (2)	12,480,498	—	1,063,181	—
Aventis, Inc. (3)	12,480,498	—	354,393	—
NanoDimension III, L.P. (4)	10,400,415	—	1,027,741	—
Entities affiliated with RA Capital Management, L.P. (5)		—	12,935,372	—
Qiming US Healthcare Fund II, L.P. (6)	12,480,498	—	1,275,817	—

(1)	Additional details regarding these stockholders and their equity holdings are provided in “Principal Stockholders.”

(2)	Represents securities acquired by Adams Street 2016 Direct Venture/Growth Fund LP, Adams Street 2017 Direct Venture/Growth Fund LP, Adams Street 2018 Direct Venture/Growth Fund LP, Adams Street 2019 Direct Growth Equity Fund LP, Adams Street Venture/Growth Fund VI LP and Adams Street Growth Equity Fund VII LP. Elisha P. Gould III, a member of our board of directors, was a partner of Adam Street Partners, LLC at the time of our Series A and Series B convertible preferred stock financings.
(3)	Aventis, Inc. is a wholly-owned subsidiary of Sanofi, a French Corporation and the ultimate holding company of a group of business entities (the Sanofi Group). Sanofi Ventures is a business unit of the Sanofi Group in charge of managing the Sanofi Group Ventures Investments. Jason Hafler, Ph.D., a member of our board of directors, was the managing director of Sanofi Ventures at the time of our Series A and Series B convertible preferred stock financings.
(4)	NanoDimension III, L.P. is affiliated with ND Capital. Eric Moessinger, a member of our board of directors from August 2019 to May 2021, was a partner at ND Capital at the time of our Series A and Series B convertible preferred stock financings.
(5)	Represents securities acquired by RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund II, L.P., of which RA Capital Management, L.P. is the investment manager. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky, Ph.D., a member of our board of directors, was a managing member at the time of our Series B convertible preferred stock financing.
(6)	Qiming US Healthcare GP II, LLC (QHC GP II) is the general partner of Qiming US Healthcare Fund II, L.P. Mark McDade, a member of our board of directors, was a managing member of QHC GP II at the time of our Series A and Series B convertible preferred stock financings.

Investors’ Rights Agreement

We entered into an amended and restated investors’ rights agreement in August 2019, as amended and restated in March 2021 (the IRA), with the holders of our convertible preferred stock and certain holders of our common stock, including the holders of more than 5% of our capital stock listed above as well as entities with which certain of our directors are affiliated. This agreement provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their convertible preferred stock and certain additional covenants made by us. Except for the registration rights (including the related provisions pursuant to which we have agreed to indemnify the parties to the IRA), all rights under this agreement will terminate upon closing of this offering. The registration rights will continue following this offering and will terminate five years after the closing of this offering. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Voting Agreement

We entered into an amended and restated voting agreement in August 2019, as amended and restated in March 2021 (the Voting Agreement), with the holders of our convertible preferred stock and certain holders of our common stock, including the holders of more than 5% of our capital stock listed above as well as entities with which certain of our directors are affiliated, pursuant to which the following directors were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Elisha P. Gould III, Jason Hafler, Ph.D., Peter Kolchinsky, Ph.D., Heidi Kunz, Mark McDade, Adam Simpson and Tadataka Yamada, M.D. Pursuant to the Voting Agreement, Mr. Simpson, as our Chief Executive Officer, serves on our board of directors as the CEO director. Mr. Gould, Dr. Hafler, Ms. Kunz and Mr. McDade were initially selected to serve on our board of directors as representatives of the holders of our Series A-1 convertible preferred stock and Dr. Kolchinsky was initially selected to serve on our board of directors as a representative of the holders of our Series B-1 convertible preferred stock. Dr. Yamada was initially selected to serve as the chair of our board of directors as designated by a majority of our common and preferred stockholders, voting together as a single class.

The Voting Agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by holders of our common stock. The composition of our board of directors after this offering is described in more detail under “Management—Board Composition and Election of Directors.”

Right of Refusal and Co-Sale Agreement

We entered into an amended and restated right of first refusal and co-sale agreement in August 2019, as amended and restated in March 2021 (the ROFR Agreement), with entities with which certain of our directors are affiliates, which entities are referred to in the ROFR Agreement as “Key Holders”, and certain other holders of convertible preferred stock, including the holders of more than 5% of our capital stock listed above. Pursuant to the ROFR Agreement, we have a right of first refusal on certain transfers of our shares by the Key Holders, holders of our convertible preferred stock have a secondary right of first refusal on such transfers, and such convertible preferred stockholders have a right of co-sale in respect of such transfers. The ROFR Agreement will terminate upon the completion of this offering.

Equity Grants to Executive Officers and Directors

We have granted restricted stock and stock options to certain of our executive officers and non-employee directors, as more fully described in the section titled “Executive and Director Compensation.”

Employment Arrangements

We have entered into employment letter agreements with our executive officers. For more information regarding these letter agreements, see the section titled “Executive and Director Compensation—Employment Letter Agreements with Our Executive Officers.”

Director and Officer Indemnification

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Executive and Director Compensation—Limitations of Liability and Indemnification Matters.”

Policies and Procedures for Related Person Transactions

Our board of directors will adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares offered by this prospectus for sale at the initial public offering price in a directed share program to our directors, officers, employees and related persons. See the section titled “Underwriting” for additional information.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 15, 2021, and as adjusted to reflect the sale of shares of common stock in this offering, by:

∎	our named executive officers;

∎	each of our directors;

∎	all of our executive officers and directors as a group; and

∎	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on 25,376,565 shares of common stock outstanding on June 15, 2021, which gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 21,634,898 shares of our common stock immediately prior to the closing of this offering and includes 687,334 shares subject to forfeiture or a right of repurchase. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of June 15, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.The percentages of shares beneficially owned after this offering set forth below are calculated without giving effect to any potential purchases in this offering, including pursuant to the directed share program relating to this offering.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Icosavax, Inc., 1616 Eastlake Avenue E., Suite 208, Seattle, Washington 98102. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER		BEFORE OFFERING	AFTER OFFERING
5% or Greater Stockholders
Entities affiliated with Adams Street Partners, LLC (1)	3,259,058	12.8%	8.7%
Aventis, Inc. (2)	3,088,502	12.2%	8.2%
NanoDimension III, L.P. (3)	2,749,995	10.8%	7.3%
Entities affiliated with RA Capital Management, L.P. (4)	3,112,681	12.3%	8.3%
Qiming US Healthcare Fund II, L.P. (5)	3,310,228	13.0%	8.8%

Named Executive Officers and Directors
Adam Simpson (6)	792,037	3.1%	2.1%
Douglas Holtzman, Ph.D. (7)	293,422	1.2%	*
Niranjan Kanesa-thasan, M.D. (8)	130,530	*	*
Cassia Cearley, Ph.D. (9)	50,204	*	*
Tadataka Yamada, M.D. (10)	1,232,592	4.8%	3.3%
Elisha P. Gould III (1)	3,259,058	12.8%	8.7%
Jason Hafler, Ph.D. (2)	3,088,502	12.2%	8.2%
Peter Kolchinsky, Ph.D. (4)	3,112,681	12.3%	8.3%
Heidi Kunz	—	*	*
Mark McDade (5)	3,310,228	13.0%	8.8%
Ann M. Veneman	—	*	*
All executive officers and directors as a group (13 persons) (11)	15,373,030	59.2%	41.0%

*	Less than 1%.
(1)

Consists of 948,188 shares held by Adams Street Venture/Growth Fund VI LP (AS VI), 916,558 shares held by Adams Street Growth Equity Fund VII LP (AS GE VII), 272,131 shares held by Adams Street 2016 Direct Venture/Growth Fund LP (AS 2016),

352,037 shares held by Adams Street 2017 Direct Venture/Growth Fund LP (AS 2017), 525,729 shares held by Adams Street 2018 Direct Venture/Growth Fund LP (AS 2018) and 244,415 shares held by Adams Street 2019 Direct Growth Equity Fund VII LP (AS 2019). The shares owned by AS VI, AS VII, AS 2016, AS 2017, AS 2018 and AS 2019 may be deemed to be beneficially owned by Adams Street Partners, LLC, the managing member of the general partner of the general partner of each of AS VI, AS GE VII, AS 2016, AS 2017, AS 2018 and AS 2019. Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould III, Robin P. Murray and Fred Wang, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to have shared voting and investment power over the shares. Adams Street Partners, LLC and Thomas Bremner, Jeffrey Diehl, Elisha P. Gould III, Robin Murray and Fred Wang disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein. The address of Adams Street Partners, LLC is One North Wacker Drive, Suite 2700, Chicago, Illinois 60606.
(2)	Aventis, Inc. is a corporation incorporated in the Commonwealth of Pennsylvania and a wholly owned subsidiary of Sanofi, a French Corporation and the ultimate holding company of a group of business entities (the Sanofi Group). Sanofi Ventures is a business unit of the Sanofi Group in charge of managing the Sanofi Group Ventures Investments. Dr. Hafler is a U.S. based employee of Sanofi, serves as the managing director of Sanofi Ventures and has sole voting and investment control over the shares held by Aventis, Inc. Dr. Hafler disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of Sanofi Ventures is 50 Binney Street, Cambridge, Massachusetts 02142.
(3)	NanoDimension III Management Limited (ND Management) is the general partner of NanoDimension III GP Limited Partnership, which in turn is the general partner of NanoDimension III, L.P. (ND III). ND Management is wholly owned by The Eiger Trust. ND Capital disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein. The address of ND Capital is Governor’s Square, Unit 3-213-6, P.O. Box 526 WB, 23, Lime Tree Bay Ave, Grand Cayman, KY1-1302, Cayman Islands.
(4)	Consists of 2,645,779 shares held by RA Capital Healthcare Fund, L.P. (RA Healthcare) and 466,902 shares held by RA Capital Nexus Fund II, L.P. (Nexus II). RA Capital Management, L.P. is the investment manager for RA Healthcare and Nexus II. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky, Ph.D. and Rajeev Shah are the managing members. RA Capital Management, L.P., RA Capital Management GP, LLC, Peter Kolchinsky, Ph.D. and Rajeev Shah may be deemed to have voting and investment power over the shares held of record by RA Healthcare and Nexus II. RA Capital Management, L.P., RA Capital Management GP, LLC, Peter Kolchinsky, Ph.D. and Rajeev Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of the entities listed above is 200 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.
(5)	Qiming US Healthcare Fund II, L.P. (QHC II) is a venture capital firm with offices in Seattle, WA, San Francisco, CA, and Cambridge, MA. The general partner of QHC II is Qiming U.S. Healthcare GP II, LLC (QHC GP II). Gary Rieschel and Mark McDade are the managing members of QHC GP II and have voting and investment control over the shares held by QHC II. Each of QHC GP II, Mr. Rieschel and Mr. McDade may be deemed to beneficially own the shares beneficially owned by Qiming U.S. Healthcare Fund II, L.P., but each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address for QHC II and these individuals is 11100 NE 8th St., Suite 200, Bellevue, Washington 98004.
(6)	Includes (i) 751,325 shares held by a family trust of Mr. Simpson, for which he is a co-trustee, and (ii) 40,712 shares underlying options held by Mr. Simpson that are exercisable as of June 15, 2021 or will become exercisable within 60 days after such date.
(7)	Includes 52,440 shares over which Dr. Holtzman has power-of-attorney (POA). As POA, Dr. Holtzman holds voting and dispositive control over such shares. Dr. Holtzman disclaims beneficial ownership of the shares over which he has POA except to the extent of any pecuniary interest therein.
(8)	Includes 10,040 shares underlying options held by Dr. Kanesa-thasan that are exercisable as of June 15, 2021 or will become exercisable within 60 days after such date.
(9)	Includes 15,061 shares underlying options held by Dr. Cearley that are exercisable as of June 15, 2021 or will become exercisable within 60 days after such date.
(10)	Includes (i) 627,229 shares of common stock held by a family trust of Dr. Yamada, for which he is a co-trustee, and (ii) 481,266 shares underlying options held by Dr. Yamada that are exercisable as of June 15, 2021 or will become exercisable within 60 days after such date.
(11)	Includes the shares described in footnotes 1, 2 and 4 through 10 above, 51,133 shares held by Charles Richardson, Ph.D. and 52,643 shares underlying options held by Dr. Richardson that are exercisable as of June 15, 2021 or will become exercisable within 60 days after such date.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our investors’ rights agreement and of the Delaware General Corporation Law. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and our investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Following the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share.

Common Stock

As of March 31, 2021, there were 25,376,565 shares of our common stock outstanding and held of record by 51 stockholders, including 849,884 shares of restricted common stock which are subject to forfeiture or our right of repurchase, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 21,634,898 shares of common stock, which will automatically occur immediately prior to the closing of this offering. Based on the number of shares of common stock outstanding as of March 31, 2021, and further assuming the issuance by us of 12,133,333 shares of common stock in this offering, there will be 37,509,898 shares of common stock outstanding upon the closing of this offering. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect. Subject to supermajority votes for some matters, other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon. In addition, the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock entitled to vote thereon is required to amend or repeal, or to adopt any provision inconsistent with, several of the provisions of our amended and restated certificate of incorporation. See below in “—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws—Amendment of Charter Provisions.”

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the closing of this offering will be, duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, all of our previously outstanding shares of convertible preferred stock will have been converted into common stock, there will be no authorized shares of our previously outstanding convertible preferred stock, and we will have no shares of preferred stock outstanding. Under the terms of our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, our board of directors has the authority, without further action by our stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Options

As of March 31, 2021, options to purchase 1,717,446 shares of our common stock were outstanding, of which 111,141 were vested and exercisable as of that date. For additional information regarding the terms of the 2017 Plan, see “Executive and Director Compensation—Incentive Award Plans—2017 Equity Incentive Plan.”

Registration Rights

As of March 31, 2021, upon the closing of this offering holders of 24,212,800 shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion convertible preferred stock immediately prior to the closing of this offering, will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to a stockholders agreement by and among us and certain investors. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand Registration Rights

After the completion of this offering, the holders of up to 21,634,898 shares of our common stock will be entitled to certain demand registration rights.

Form S-1

If at any time beginning six months following the effective date of the registration statement of which this prospectus forms a part, the holders of a majority of the registrable securities that are party to the IRA request in writing that we effect a registration with respect to all or a part of the registrable securities then outstanding where the aggregate price to the public of the offering is $10.0 million or more, we may be required to provide notice to all holders of registrable securities party to the IRA and to use commercially reasonable efforts to effect such registration; provided, however, that we will not be required to effect such a registration if, among other things, within the preceding 12 months, we have already effected two registrations for the holders of registrable securities in response to these demand registration rights.

Form S-3

If at any time we become entitled under the Securities Act to register our shares on Form S-3, the holders of at least twenty percent of the registrable securities that are party to the IRA request in writing that we effect a registration with respect to all or a part of the registrable securities then outstanding where the price to the public of the offering is $3.0 million or more, we may be required to provide notice to all holders of registrable securities party to the IRA and to use commercially reasonable efforts to effect such registration; provided, however, that we will not be required to effect such a registration if, among other things, within the preceding 12 months, we have already effected two registrations on Form S-3 for the holders of registrable securities.

If the holders requesting registration intend to distribute their shares by means of an underwriting, the underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

After the completion of this offering, the holders of up to 24,212,800 shares of our common stock will be entitled to certain piggyback registration rights. If at any time following the closing of this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of such registrable securities party to the IRA will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Indemnification

Our investors’ rights agreement contains customary cross indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in a registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expenses

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling securityholders, blue sky fees and expenses and the expenses of any special audits incident to the registration.

Termination of Registration Rights

The registration rights terminate five years after the closing of this offering.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 50,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board of directors, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board of Directors

Our amended and restated bylaws provides that our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our stockholders. For more information on the classified board of directors, see “Management—Board Composition and Election of Directors.” This system of electing directors may tend to discourage a third party from attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation provides that no member of our board of directors may be removed from office except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, creditors or other constituents; (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our amended and restated certificate of incorporation or amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (v) any action asserting a claim governed by the internal affairs doctrine. The provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board of directors and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021.

The Nasdaq Global Select Market Listing

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “ICVX.”

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see “Executive and Director Compensation—Limitations of Liability and Indemnification Matters.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although our common stock has been approved for listing on Nasdaq, we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares of our common stock outstanding as of March 31, 2021, and assuming (i) the issuance of 12,133,333 shares in this offering, (ii) the automatic conversion of all of our outstanding shares of convertible preferred stock into 21,634,898 shares of common stock and the related reclassification of the carrying value of the convertible preferred stock to permanent equity upon the closing of this offering, (iii) no exercise of the underwriters’ option to purchase additional shares of common stock and (iv) no exercise of outstanding options, we will have outstanding an aggregate of 37,509,898 shares of common stock immediately following this offering.

Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining 25,376,565 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as under Rule 144 or 701 under the Securities Act, each of which is summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below.

Lock-Up Agreements

We, our officers, directors and holders of all or substantially all of our securities, have agreed with the underwriters that for a period of 180 days, after the date of this prospectus, subject to specified exceptions, we or they will not sell or offer to sell any shares or related securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the holder or family member, enter into any swap, make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares or related securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or publicly announce any intention to do any of the foregoing. Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”

Jefferies LLC, Cowen and Company, LLC and Evercore Group L.L.C. may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, in certain cases without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 10b5-1 Trading Plans

Following the closing of this offering, certain of our officers, directors and significant stockholders may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer, director or stockholder when entering into the plan, without further direction from such officer, director or stockholder. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer, director or stockholder in connection with this offering.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

∎	1% of the number of shares of our common stock then outstanding, which will equal approximately 375,099 shares immediately after this offering; or

∎	the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity incentive plans and employee stock purchase plan. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering holders of 24,212,800 shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our convertible preferred stock into 21,634,898 shares of our common stock immediately prior to the closing of this offering, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the closing of this offering. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchase by our affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the Code) Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the IRS) in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

∎	U.S. expatriates and former citizens or long-term residents of the United States;

∎	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

∎	banks, insurance companies, and other financial institutions;

∎	brokers, dealers or traders in securities;

∎	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

∎	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

∎	tax-exempt organizations or governmental organizations;

∎	persons deemed to sell our common stock under the constructive sale provisions of the Code;

∎	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

∎

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in the Code);

∎	tax-qualified retirement plans; and

∎	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

∎	an individual who is a citizen or resident of the United States;

∎	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

∎	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

∎

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

∎

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

∎	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

∎	our common stock constitutes a U.S. real property interest (USRPI) by reason of our status as a U.S. real property holding corporation (USRPHC) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections are commonly referred to as the Foreign Account Tax Compliance Act (FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers (including applicable withholding agents) generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated July 28, 2021, among us, Jefferies LLC, Cowen and Company, LLC, Evercore Group L.L.C. and William Blair & Company, L.L.C., as the representatives of the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC	4,368,000
Cowen and Company, LLC	3,458,000
Evercore Group L.L.C.	2,972,667
William Blair & Company, L.L.C.	1,334,666

Total	12,133,333

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.63 per share of common stock. After the offering, the initial public offering price and concession to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$15.00	$15.00	$181,999,995.00	$209,299,980.00
Underwriting discounts and commissions paid by us	$1.05	$1.05	$12,739,999.65	$14,650,998.60
Proceeds to us, before expenses	$13.95	$13.95	$169,259,995.35	$194,648,981.40

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $3.5 million. We have also agreed to pay the filing fees incident to, and the fees and disbursements of counsel for the underwriters in connection with the required review by the Financial Industry Regulatory Authority, Inc. in an amount of up to $40,000.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiations between us and the representatives. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

Our common stock has been approved for listing on the Nasdaq Global Select Market under the trading symbol “ICVX”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,819,999 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell or offer to sell any shares or related securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the holder or family member, or

∎	enter into any swap, or

∎

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

∎

publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies LLC, Cowen and Company, LLC and Evercore Group L.L.C. (the Lock-up Representatives).

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

The Lock-up Representatives may, in their sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares of common stock offered by this prospectus for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Directed shares purchased in the program will not be subject to a lock-up restriction, with the exception of directed shares purchased by our directors and officers, which will be subject to a 180-day lock-up restriction. The Lock-Up Representatives in their sole discretion may release any of the shares subject to these lock-up restrictions at any time. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the directed shares.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their respective customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Canada

Resale Restrictions

The distribution of shares of our common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta, Manitoba, New Brunswick and Nova Scotia British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions or Section 73.3(1) of the Securities Act (Ontario), as applicable,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia (the Australian Corporations Act), has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Australian Corporations Act;

∎

a “sophisticated investor” under section 708(8)(c) or (d) of the Australian Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Australian Corporations Act and related regulations before the offer has been made;

∎	a person associated with the Company under Section 708(12) of the Australian Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Australian Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Australian Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the securities issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Australian Corporations Act.

European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which have been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

∎	to any legal entity which is a “qualified investor” as defined under Article 2 of the Prospectus Regulation;

∎

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters or the underwriters nominated by us for any such offer; or

∎	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer common shares to the public” in relation to the common shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe to the common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (SFO) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the Israeli Securities Law) and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law (the Israeli Addendum), consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Israeli Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Israeli Addendum, for the accounts of their clients who are investors listed in the Israeli Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Israeli Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (FIEL), and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

∎

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

∎	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

∎	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	where no consideration is or will be given for the transfer;

∎	where the transfer is by operation of law;

∎	as specified in Section 276(7) of the SFA; or

∎	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Section 86 of the Financial Services and Markets Act of 2002 (the FSMA).

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain attorneys of Latham & Watkins LLP own an aggregate of 34,959 shares of our convertible preferred stock, which will convert into an aggregate of 34,959 shares of our common stock immediately prior to the closing of this offering. The underwriters are being represented by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Upon the closing of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. We maintain a website at www.Icosavax.com. Upon the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

ICOSAVAX, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Icosavax, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Icosavax, Inc. (the “Company”) as of December 31, 2019 and 2020, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2019.

Seattle, Washington

May 14, 2021, except for Note 11(f), as to which the date is July 22, 2021

ICOSAVAX, INC.

Balance Sheets

(in thousands, except share and par value data)

	DECEMBER 31,
	2019	2020
Assets
Current assets:
Cash	$23,079	$13,114
Restricted cash	—	2,384
Prepaid expenses and other current assets	209	662

Total current assets	23,288	16,160
Property and equipment, net	—	10

Total assets	$23,288	$16,170

Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$799	$1,918
Accrued and other current liabilities	424	1,532
Deferred revenue	—	2,384

Total current liabilities	1,223	5,834
Long-term convertible promissory note	—	4,947
Derivative liability	—	1,604
Other noncurrent liabilities	246	426

Total liabilities	1,469	12,811

Commitments and contingencies (Note 2)

Convertible preferred stock, $0.0001 par value; 54,039,749 shares authorized at December 31, 2019 and 2020; 32,198,879 shares issued and outstanding at December 31, 2019 and 2020; $30,007 aggregate liquidation preference at December 31, 2019 and 2020	30,062	30,062

Stockholders’ deficit:
Common stock, $0.0001 par value; 78,000,000 shares authorized at December 31, 2019 and 2020; 3,388,444 and 3,596,936 shares issued as of December 31, 2019 and December 31, 2020, respectively; 1,901,656 and 2,639,026 shares outstanding as of December 31, 2019 and December 31, 2020, respectively	1	2
Additional paid-in capital	—	393
Accumulated deficit	(8,244)	(27,098)

Total stockholders’ deficit	(8,243)	(26,703)

Total liabilities, convertible preferred stock and stockholders’ deficit	$23,288	$16,170

See accompanying notes to financial statements

ICOSAVAX, INC.

Statements of Operations and Comprehensive Loss

(in thousands, except share data)

	YEAR ENDED DECEMBER 31,
	2019	2020
Grant revenue	$—	$1,616
Operating expenses:
Research and development	$4,157	$17,667
General and administrative	1,241	2,659

Total operating expenses	5,398	20,326

Loss from operations	(5,398)	(18,710)
Other income (expense):
Change in fair value of derivative liability	—	187
Interest and other income (expense)	101	(331)

Total other income (expense)	101	(144)

Net loss and comprehensive loss	$(5,297)	$(18,854)
Series 1 preferred stock dividends	(272)	—
Series 1 preferred stock extinguishment	(400)	—

Net loss attributable to common stockholders	$(5,969)	(18,854)

Net loss per share attributable to common stockholders, basic and diluted	$(3.76)	$(8.40)

Weighted-average shares of common stock outstanding, basic and diluted	1,588,083	2,245,223

See accompanying notes to financial statements

ICOSAVAX, INC.

Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2018	2,935,000	$2,891	1,277,129	$1	$9	$(2,358)	$(2,348)
Shares released from restriction upon vesting of early-exercised stock options	—	—	155,051	—	2	—	2
Vesting of shares of restricted common stock	—	—	469,476	—	—	—	—
Issuance of convertible preferred stock for cash of $1.00 per share net of $13,000 in issuance costs	600,000	587	—	—	—	—	—
Dividends declared	—	272	—	—	—	(272)	(272)
Issuance of convertible preferred stock for cash of $0.9615 per share net of $288,000 of issuance costs	27,249,085	25,912	—	—	—	—	—
Issuance of convertible preferred stock upon conversion of earlier-issued upon qualified financing	1,414,794	400	—	—	(83)	(317)	(400)
Stock-based compensation	—	—	—	—	72	—	72
Net loss and comprehensive loss	—	—	—	—	—	(5,297)	(5,297)

Balance at December 31, 2019	32,198,879	$30,062	1,901,656	$1	$—	$(8,244)	$(8,243)

Shares released from restriction upon vesting of early-exercised stock options	—	—	267,894	1	136	—	137
Vesting of shares of restricted common stock	—	—	469,476	—	—	—	—
Stock-based compensation	—	—	—	—	257	—	257
Net loss and comprehensive loss	—	—	—	—	—	(18,854)	(18,854)

Balance at December 31, 2020	32,198,879	$30,062	2,639,026	$2	$393	$(27,098)	$(26,703)

See accompanying notes to financial statements

ICOSAVAX, INC.

Statements of Cash Flows

(in thousands)

	YEARS ENDED DECEMBER 31,
	2019	2020
Operating activities:
Net loss	$(5,297)	$(18,854)
Adjustments to reconcile net loss to cash used in operating activities:
Stock-based compensation	72	257
Depreciation	—	1
Non-cash interest expense	—	417
Change in fair value of derivative liability	—	(187)
Changes in operating assets and liabilities:
Prepaids and other current assets	(45)	(453)
Accounts payable	452	1,119
Accrued and other current liabilities	249	1,108
Deferred revenue	—	2,384

Net cash used in operating activities	(4,569)	(14,208)

Investing activities:
Purchases of property and equipment	—	(11)

Net cash used in investing activities	—	(11)

Financing activities:
Proceeds from issuance of convertible promissory notes, net of issuance costs	—	6,464
Proceeds from early exercise of stock options	243	174
Proceeds from issuance of convertible preferred stock	26,499	—

Net cash provided by financing activities	26,742	6,638

Net increase (decrease) in cash and restricted cash	22,173	(7,581)
Cash and restricted cash at beginning of period	906	23,079

Cash and restricted cash at end of period	$23,079	$15,498

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

1. Description of Business

Organization

Icosavax, Inc. (the “Company”) was incorporated in the state of Delaware on November 1, 2017, and is located in Seattle, Washington. The Company is focused on the research and development of vaccines against infectious diseases. The Company was founded on computationally designed virus-like particle technology, exclusively licensed for a variety of infectious disease indications from the Institute for Protein Design at the University of Washington.

The Company’s business involves inherent risks. These risks include, among others, dependence on key personnel, licensors and third-party service providers, patentability of the Company’s products and processes, and clinical efficacy of the Company’s products under development. Any of the technologies covering the Company’s existing products under development could become obsolete or diminished in value by discoveries and developments at other organizations.

Liquidity

The Company had an accumulated deficit of $27.1 million, cash of $13.1 million, and restricted cash of $2.4 million at December 31, 2020.

In February 2021, the Company issued 21,944,874 shares of its Series A-1 convertible preferred stock for gross proceeds of $21.1 million. In March 2021, the Company issued 35,764,462 shares of Series B preferred stock for gross proceeds of $93.0 million, including conversion of a convertible promissory note of $6.5 million and accrued interest thereon. As a result of these financing activities, management believes the Company has sufficient capital to execute its strategic plan and fund operations through at least the next twelve months from the date these financial statements are issued.

The Company has devoted substantially all of its resources to organizing and staffing the Company, business planning, raising capital, in-licensing intellectual property rights, developing vaccines candidates, scaling up manufacturing of vaccine candidates, and preparing for its ongoing and planned preclinical studies and clinical trials. The Company has a limited operating history, and the sales and income potential of its business is unproven. The Company has incurred net losses and negative cash flows from operating activities since its inception and expects to continue to incur net losses into the foreseeable future as it continues the development of its vaccine candidates. From inception to December 31, 2020, the Company has funded its operations through the issuance of convertible promissory notes and sale of its convertible preferred stock.

As the Company continues to pursue its business plan, it expects to finance its operations through equity offerings, debt financings or other capital sources, including potential strategic collaborations, licenses, and other similar arrangements. However, there can be no assurance that any additional financing or strategic transactions will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it may need to delay, reduce or eliminate its product development or future commercialization efforts, which could have a material adverse effect on the Company’s business, results of operations or financial condition. The accompanying financial statements do not include any adjustments that might be necessary if the Company were unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Estimates are used for, but not limited to, commitments and contingencies, stock-based compensation (fair value of common stock underlying options), derivative liability, and the timing of research and development accruals and income taxes. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates and assumptions.

The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses, clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impact on local, regional, national and international markets. The Company has considered potential impacts arising from the COVID-19 pandemic and is not presently aware of any events or circumstances that would require the Company to update its estimates, judgments or revise the carrying value of its assets or liabilities.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to significant concentration of credit risk consist of cash and restricted cash. The Company is exposed to credit risk from its deposits of cash in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company maintains an Insured Cash Sweep account where balances are maintained in interest bearing demand accounts. The Company has not experienced any losses on its deposits of cash since inception, and management believes that the Company is not exposed to significant credit risk due to the financial positions of the respective depository institutions in which those deposits are held.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company’s comprehensive loss was the same as its reported net loss for all periods presented.

Fair Value of Financial Instruments

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

The carrying amounts of all cash, restricted cash, prepaid expenses and other assets, accounts payable, and accrued and other current liabilities are considered to be representative of their respective fair values due to their short maturities.

The carrying values of the derivative liability of $1.6 million (level 3 fair value) and the convertible promissory note of $4.9 million in the accompanying balance sheet at December 31, 2020 approximate fair value because they collectively converted into 2,805,850 shares of Series B convertible preferred stock in March 2021.

Cash

Cash represents funds in the Company’s operating bank account. The Company has no cash equivalents.

Restricted Cash

The Company’s current restricted cash includes payments received under the Grant Agreement (as defined in Note 4) with the Bill & Melinda Gates Foundation (“BMGF”) under which the Company was awarded a grant of up to $10.0 million. The Company will utilize the Grant Agreement funds as it incurs expenses for services performed under the agreement.

The following table provides a reconciliation of cash and restricted cash reported within the balance sheets that sum to the total of the same such amounts shown in the statements of cash flows (in thousands):

	AS OF DECEMBER 31,
	2019	2020
Cash	$23,079	$13,114
Restricted cash, current	—	2,384

Total cash and restricted cash	$23,079	$15,498

Property and equipment, net

Property and equipment, net is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets (generally two to five years).

Impairment of Long-Lived Assets

The Company regularly reviews the carrying value and estimated lives of its long-lived assets, including property and equipment to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. Should an impairment exist, the impairment loss would be measured based on the excess over the carrying amount of the asset’s fair value. The Company has not recognized any impairment losses from inception through December 31, 2020.

Derivative Liability, Convertible Notes Discount and Amortization

The Company’s convertible note (see Note 7) had conversion and redemption features that met the definition of an derivative and were therefore subject to derivative accounting. The initial recognition of the fair value of the derivative resulted in a discount to the convertible note, with a corresponding derivative liability. The discount to the convertible note was amortized using the effective interest method. The amortization of the discount is included in interest and other income (expense) in the statements of operations and comprehensive loss. The derivative liability related to these features was recorded at estimated fair value and is remeasured on a recurring basis. Any changes in fair value are reflected as change in change in fair value of derivative liability in the statements of operations and comprehensive loss at each reporting date while such instruments were outstanding. The derivative liability was settled in 2021 upon conversion of the underlying convertible note into Series B convertible preferred stock.

Leases

At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, the Company records the associated lease liability and corresponding right-of-use asset upon commencement of the lease using the implicit rate or a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. The Company additionally evaluates leases at their inception to determine if they are to be accounted for as an operating lease or a finance lease. A lease is accounted for as a finance lease if it meets one of the following five criteria: the lease has a purchase option that is reasonably certain of being exercised, the present value of the future cash flows is substantially all of the fair market value of the underlying asset, the lease term is for a significant portion of the remaining economic life of the underlying asset, the title to the underlying asset transfers at the end of the lease term, or if the underlying asset is of such a specialized nature that it is expected to have no alternative uses to the lessor at the end of the term. Leases that do not meet the finance lease criteria are accounted for as an operating lease. Operating lease assets represent a right to use an underlying asset for the lease term and operating lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease liabilities with a term greater than one year and their corresponding right-of-use assets are recognized on the balance sheet at the commencement date of the lease based on the present value of lease payments over the expected lease term. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received. As the Company’s leases do not typically provide an implicit rate, the Company utilizes the appropriate incremental borrowing rate, determined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment. Lease cost is recognized on a straight-line basis over the lease term and variable lease payments are recognized as operating expenses in the period in which the obligation for those payments is incurred. Variable lease payments primarily include common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor in proportion to the space leased by the Company. The Company has elected the practical expedient to not separate lease and non-lease components.

Grant Revenue

The Company’s current revenue consists of revenue under its Grant Agreement with BMGF (see Note 4). The Company is reimbursed for certain costs that support development activities, including the Company’s clinical trial notification (“CTN”) preparations for and planned first-in-human Phase 1/2 clinical trial of SARS-CoV-2 RBD VLP vaccine in Australia. The Company’s Grant Agreement does not provide a direct economic benefit to BMGF. Rather, the Company entered into an agreement with BMGF to make a certain amount of any resulting vaccine available and accessible at affordable pricing to people in certain low- and middle-income countries. The Company assessed this cost reimbursement agreement to determine if the agreement should be accounted for as an exchange transaction or a contribution. Such an agreement is accounted for as a contribution if the resource provider does not receive commensurate value in return for the assets transferred. Contributions are recognized as grant revenue when all donor-imposed conditions have been met. As BMGF ultimately determines if milestones under the agreement are met and if funding should continue, there may be a difference in timing between when research and development expenses are incurred and when grant revenue is recognized.

Accrued Research and Development Expense

The Company is required to estimate its obligation for expenses incurred under contracts with vendors, consultants, and contract research organizations, in connection with conducting research and development activities. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. The Company reflects research and development expenses in its financial statements by recognizing those expenses in the periods in which services and efforts are expended. The Company accounts for these expenses according to the progress of the preclinical study or clinical trial, as measured by the timing of various aspects of the study, trial or related activities. The Company determines accrual estimates through review of the underlying contracts along with preparation of financial models taking into account discussions with research and other key personnel and third-party service providers as to the progress of studies or trials, or other services being conducted. To date, the Company has had no material differences between its estimates of such expenses and the amounts actually incurred. During the course of a study or trial, the Company adjusts its expense recognition if actual results differ from its estimate. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.

Research and Development

Research and development costs are expensed as incurred and consist primarily of external and internal costs related to the development of vaccine candidates, including salaries and benefits, stock-based compensation, facilities and depreciation, contracted research, consulting arrangements, and other expenses incurred to sustain the Company’s research and development programs.

Interest Income

Interest income consists of interest income earned on interest bearing demand accounts.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of employee, officer, director and non-employee stock option grants, estimated in accordance with the applicable accounting guidance, recognized on a straight-line basis over the vesting period. The vesting period generally approximates the expected service period of the awards. The Company recognizes forfeitures as they occur.

Liability for Early Exercise of Stock Options

Certain individuals were granted the ability to early exercise their stock options. The shares of common stock issued from the early exercise of unvested stock options are restricted and continue to vest in accordance with the original vesting schedule. The Company has the option to repurchase any unvested shares at the original purchase price upon any voluntary or involuntary termination. The shares purchased by the employees and non-employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding until those shares vest. The cash received in exchange for exercised and unvested shares related to stock options granted is recorded as a liability for the early exercise of stock options on the accompanying balance sheets and will be reclassified as common stock and additional paid-in capital as the shares vest. Unvested shares issued under early exercise provisions subject to repurchase by the Company totaled 547,628 and 488,226 shares as of December 31, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the Company recorded $250,000 and $283,000, respectively, associated with shares issued with repurchase rights as other noncurrent liabilities in the accompanying balance sheets.

Common Stock Valuation

Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Audit and Accounting Practice Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the exercise prices for options granted, the Company has considered the fair value of the common stock as of the grant date. The fair value of the common stock has been determined based upon a variety of factors.

Stock-Based Compensation

The Black-Scholes option pricing model uses inputs which are highly subjective assumptions and generally require significant judgment. These assumptions include:

∎

Fair Value of Common Stock.     The grant date fair market value of the shares of common stock underlying stock options has historically been determined by the Company’s board of directors. Because there has been no public market for the Company’s common stock, the board of directors exercises reasonable judgment and considers a number of objective and subjective factors to determine the best estimate of the fair market value, which include contemporaneous valuations performed by an independent third-party, the Company’s results of operations and financial position, including its levels of available capital resources, its stage of development and material risks related to the Company’s business, progress of the Company’s research and development activities, the Company’s business conditions and projections, the lack of marketability of the Company’s common stock and preferred stock as a private company, the prices at which the Company sold shares of its convertible preferred stock to outside investors in arms-length transactions, the rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock, the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry, the likelihood of achieving a liquidity event for the Company’s securityholders, such as an initial public offering or a sale of the company, given prevailing market conditions, the hiring of key personnel and the experience of management, trends and developments in the Company’s industry and external market conditions affecting the life sciences and biopharmaceutical industry sectors.

∎

Expected Term.     The expected term represents the period that the options granted are expected to be outstanding. The expected term of stock options issued is determined using the simplified method (based on the average of the vesting term and the original contractual term) as the Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term.

∎

Expected Volatility.     Given that the Company’s common stock is privately held, there is no active trading market for the Company’s common stock. The Company derived the expected volatility from the average historical volatilities over a period approximately equal to the expected term of comparable publicly traded companies within the Company’s peer group that were deemed to be representative of future stock price trends as the Company has limited trading history for its common stock. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.

∎	Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury zero-coupon issues in effect at the time of grant for periods corresponding with the expected term of the options.

∎

Expected Dividend Yield.     The Company never paid dividends on its common stock and do not anticipate paying any dividends in the foreseeable future. Therefore, the Company used an expected dividend yield of zero.

Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has been incurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount the Company accrues the minimum amount in the range.

In the event the Company becomes subject to claims or suits arising in the ordinary course of business, the Company would accrue a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

The Company has not recorded any such liabilities at either December 31, 2019 or 2020.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2019 and 2020, the Company maintained valuation allowances against its deferred tax assets as the Company concluded it had not met the “more likely than not” to be realized threshold. Changes in the valuation allowance when they are recognized in the provision for income taxes may result in a change in the estimated annual effective tax rate.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability. As of December 31, 2020, the Company had no accrued interest or penalties.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock and common stock equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. The Company’s potentially dilutive securities include outstanding stock options under the Company’s equity incentive plan and have been excluded from the computation of diluted net loss per share as they would be anti-dilutive to the net loss per share. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

The following tables summarize the computation of the basic and diluted net loss per share (in thousands, except share and per share data):

	YEAR ENDED DECEMBER 31,
	2019	2020
Numerator:
Net Loss	$(5,297)	$(18,854)
Series 1 preferred stock dividends	(272)	—
Series 1 preferred stock extinguishment	(400)	—

Net loss attributable to common stockholders	$(5,969)	$(18,854)

Denominator:
Weighted-average common shares outstanding, basic and diluted	3,142,528	3,517,671
Less: Weighted average unvested common stock	(1,554,445)	(1,272,448)

Weighted average shares used to compute net loss per share, basic and diluted	1,588,083	2,245,223

Net loss per share, basic and diluted	$(3.76)	$(8.40)

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because their inclusion would be anti-dilutive.

	YEAR ENDED DECEMBER 31,
	2019	2020
Redeemable Series A convertible preferred stock	32,198,879	32,198,879
Common stock options	578,514	641,427
Unvested common stock	1,486,671	957,711

Total	34,264,064	33,798,017

Segments

The Company has determined that it operates and manages one operating segment, which is the business of researching and developing vaccines against infectious diseases. The Company’s chief operating decision maker, its chief executive officer, reviews financial information on an aggregate basis for the purpose of allocating resources.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In February 2016, the FASB issued ASU 2016-02, which requires a lessee to recognize a lease liability and a right-of-use asset for all leases with lease terms of more than 12 months. Additionally, certain qualitative and quantitative disclosures will be required in the financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. Companies may adopt this guidance using a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company adopted this guidance utilizing the modified retrospective transition method effective January 1, 2020, and at the time of adoption, there was no impact on the Company’s financial statements as the existing launch lab license premises was considered a short-term lease. The standard did not materially impact the Company’s statement of operations and comprehensive loss or statement of cash flows and there was no cumulative-effect adjustment to accumulated deficit as of January 1, 2020.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments, which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables and available-for-sale debt securities. This update is effective for annual periods beginning after December 15, 2019, and interim periods within those periods, and early adoption is permitted. The Company adopted this guidance effective January 1, 2020. The adoption of ASU 2016-13 did not have a material cumulative impact on the Company’s financial statements as of January 1, 2020. In addition, the outbreak of COVID-19 has not had a significant impact on the Company’s expected credit losses or the Company’s financial statements during 2020. The Company is continuing to monitor the impact of COVID-19 on expected credit losses.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, modifies and adds disclosure requirements on fair value measurements. The standard is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted. The Company adopted this guidance effective on January 1, 2020, and the adoption of the standard did not have a material impact on the Company’s financial statement disclosures.

In November 2019, the FASB issued ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606), which clarifies that an entity must measure and classify share-based payment awards granted to a customer by applying the guidance in Topic 718. ASU 2019-08 is effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those annual reporting periods. The Company adopted this guidance effective on January 1, 2020, and there was no cumulative-effect adjustment to accumulated deficit as of January 1, 2020.

Recently Issued Accounting Standards Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes—Simplifying the Accounting for Income Taxes (“ASU 2019-12”). Among other items, the amendments in ASU 2019-12 simplify the accounting treatment of tax law changes and year-to-date losses in interim periods. An entity generally recognizes the effects of a change in tax law in the period of enactment; however, there is an exception for tax laws with delayed effective dates. Under current guidance, an entity may not adjust its annual effective tax rate for a tax law change until the period in which the law is effective. This exception was removed under ASU 2019-12, thereby providing that all effects of a tax law change are recognized in the period of enactment, including adjustment of the estimated annual effective tax rate. Regarding year-to-date losses in interim periods, an entity is required to estimate its annual effective tax rate for the full fiscal year at the end of each interim period and use that rate to calculate its income taxes on a year-to-date basis. However, current guidance provides an exception that when a loss in an interim period exceeds the anticipated loss for the year, the income tax benefit is limited to the amount that would be recognized if the year-to-date loss were the anticipated loss for the full year. ASU 2019-12 removes this exception and provides that, in this situation, an entity would compute its income tax benefit at each interim period based on its estimated annual effective tax rate. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those annual periods. Early adoption is permitted. As of December 31, 2020, the Company has not adopted the guidance and does not expect the ASU to have a material impact on its financial statements and related disclosures.

3. Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2—Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

No transfers between levels have occurred during the periods presented.

The following table summarizes financial liabilities that the Company measured at fair value on a recurring basis, classified in accordance with the fair value hierarchy (in thousands):

		FAIR VALUE AT REPORT DATE MEASUREMENTS USING
	TOTAL	(LEVEL 1)	(LEVEL 2)	(LEVEL 3)
As of December 31, 2020:
Derivative liability	$(1,604)	$—	$—	$(1,604)

As further described in Note 7, the Company issued a convertible promissory note in August 2020. The convertible promissory note contained certain features that met the definition of a derivative and were required to be bifurcated. The Company has accounted for these as a single derivative comprising all the features requiring bifurcation. The fair value of the derivative liability was estimated using a scenario-based analysis comparing the probability-weighted present value of the convertible promissory note payoff at maturity with and without the bifurcated features. The Company considered possible outcomes available to the noteholders, including various financing dissolution scenarios. In addition, the probabilities applied to various scenarios, the key unobservable inputs are the time to liquidity for each scenario, and the discount rate.

The following table summarizes information about the significant unobservable inputs used in the fair value measurements for the derivative liability:

	AUGUST 20, 2020	DECEMBER 31, 2020
Probability of financing	90%	90%
Probability of dissolution	10%	10%
Time to liquidity (years)	0.83 - 1.33	0.50 - 1.00
Discount rate	11.9%	8.3%

The Company adjusted the carrying value of the derivative liability within the convertible promissory note to the estimated fair value at each reporting date, with any related increases or decreases in the fair value recorded as change in fair value of derivative liability in the statements of operations and comprehensive loss.

For the period from January 1, 2020 to December 31, 2020 and for the year ended December 31, 2020 the Company recognized $187,000 of other income in the statements of operations and comprehensive loss related to decreases in the fair value of the derivative liability.

The following table provides a reconciliation of the fair value of the derivative liability using Level 3 significant unobservable inputs (in thousands):

DERIVATIVE LIABILITY
Fair value at December 31, 2019	$—
Fair value of derivative liability at issuance of convertible promissory note	(1,791)
Change in fair value of derivative liability (Note 7)	187

Fair value at December 31, 2020	$(1,604)

4. Grant Agreement

Bill & Melinda Gates Foundation Grant Agreement

In support of the Company’s development of a SARS-CoV-2 vaccine, in September 2020, the Company entered into the grant agreement with BMGF (the “Grant Agreement”), under which it was awarded a grant totaling up to $10.0 million (the “Grant”). The Grant supports development activities, including the Company’s regulatory filing preparations and planned Phase 1 clinical trial. Unless terminated earlier by BMGF, the Grant Agreement will continue in effect until March 31, 2022. The Company concurrently entered into a Global Access Commitments Agreement (“GACA”) with BMGF as part of the Grant Agreement. Under the terms of the GACA, among other things, the Company agreed to make a certain amount of a SARS-CoV-2 vaccine available and accessible at affordable pricing to people in certain low- and middle-income countries, if the vaccine is commercialized.

Payments received in advance that are related to future performance are deferred and recognized as revenue when the research and development activities are performed. Cash payments received under the Grant Agreement are restricted as to their use until eligible expenditures are incurred.

At December 31, 2020, the Company’s current restricted cash and deferred revenue balances on the balance sheet represent funds received from BMGF and its estimate of costs to be reimbursed and revenue to be recognized, respectively, in the next twelve months under the Grant Agreement.

During the year ended December 31, 2020, the Company received $4.0 million in funding from BMGF, $1.6 million of which was recognized as grant revenue and $2.4 million of which remained in restricted cash and deferred revenue in the accompanying balance sheets. In February 2021, the Company received an additional $2.7 million from BMGF.

5. Accrued and other current liabilities

Accrued and other current liabilities consist of the following (in thousands):

	AS OF DECEMBER 31,
	2019	2020
Accrued taxes	$1	$91
Accrued vacation	30	137
Accrued bonus	140	696
Other accrued liabilities	253	608

Total accrued and other current liabilities	$424	$1,532

6. License Agreements

License Agreement with the National Institutes of Health

On June 28, 2018, the Company entered into a non-exclusive patent license agreement (the “NIH Agreement”) with a U.S. government entity, the National Institutes of Health, represented by National Institute of Allergy and Infectious Disease (“NIAID”). The NIH Agreement was amended in September 2018 and September 2020. Under the NIH Agreement, the Company obtained a non-exclusive, worldwide, royalty-bearing, sublicensable license under certain NIAID patent rights, and transfer of know-how and biological materials for use in adjuvanted or non-adjuvanted vaccines for the prevention, cure, or treatment of RSV and metapneumovirus infection in humans.

Under the NIH Agreement, the Company is required to use commercially reasonable efforts to meet certain specified development, sales and regulatory milestones related to the licensed products within specified time periods. In consideration of the rights granted to the Company under the NIH Agreement, the Company paid a licensing fee upon execution of the NIH Agreement of $100,000, and will pay annual minimum royalty payments starting in the second year after the initial sale of each licensed product which can be credited against any earned royalties due for sales made in the year. There are milestone payments due upon the completion of certain development, regulatory, and commercial milestones for the licensed products in the future. The Company is obligated to pay aggregate potential milestone payments of up to $2.1 million with respect to future development and regulatory based milestones, and up to $6.5 million with respect to future sales milestones following commercialization. Additionally, the Company has agreed to pay a tiered royalty of a low single digit percentage on net sales of all products applicable to the license. Additional royalties would be due in connection with sublicenses. The Company’s royalty obligations continue for each licensed product for so long as licensed patent rights exist and have not expired, been revoked, lapsed, or held unenforceable.

The NIH Agreement will terminate upon the last expiration of the patent rights or the Company may terminate the entirety of the agreement upon discontinuation of development or sales of licensed products and provision of written notice thereof to NIH.

During the years ended December 31, 2019 and 2020, the Company paid $37,500 and $50,000, respectively, in fees associated with the license, which were recorded as research and development expenses.

License Agreements with University of Washington

On June 29, 2018, the Company entered into an exclusive license agreement with an academic entity, University of Washington (the “UW 2018 Agreement”), for an exclusive license to covered intellectual property, a non-exclusive, worldwide license to use licensed know-how, and rights to sublicense for computationally designed nanoparticles and vaccines. The UW 2018 Agreement was amended in June 2019 and again in November 2020. The Company’s rights and obligations under the UW 2018 Agreement are subject to certain U.S. government rights, certain global access commitment rights for humanitarian purposes to BMGF, certain rights to Howard Hughes Medical Institute, and certain other limited rights retained by University of Washington.

The Company issued 192,276 shares of common stock on August 1, 2018 in exchange for the UW 2018 Agreement’s exclusive license. The shares issued were recorded at their estimated fair value, which is de minimis, with the related expense classified as research and development in 2018.

Under the UW 2018 Agreement, the Company is required to use commercially reasonable efforts to meet certain specified development, sales and regulatory milestones related to the licensed products within specified time periods. In consideration of the rights granted to the Company under the UW 2018 Agreement, the Company is required to pay an annual maintenance fee in the mid four figures starting in 2020. Additionally, the Company is required to pay minimum annual royalties following the first year after commercial sale of each licensed product. There are milestone payments due upon the completion of certain development, regulatory, and commercial milestones for licensed products in the future. The aggregate potential milestone payments for future development, regulatory, and sales-based milestones are $1.35 million per indication, up to a maximum of $6.75 million in total milestone payments. Additionally, the Company has agreed to pay a royalty of a low single digit percentage on net sales of all licensed products. Additional royalties would be due in connection with sublicenses and milestones. The Company’s royalty obligations continue for each licensed product for so long as licensed patent rights exist and have not expired, been revoked, lapsed, or held unenforceable.

The UW 2018 Agreement will terminate when all licensed rights have been terminated and all obligations due to the University of Washington have been fulfilled, or the Company may terminate the entirety of the agreement upon written notice thereof to the University of Washington.

During the year ended December 31, 2019, the Company paid $78,000 in fees associated with the license, which were expensed as incurred.

During the year ended December 31, 2020, the Company paid $5,000 in fees associated with the license, which were expensed as incurred.

On July 2, 2020, the Company entered into a non-exclusive license agreement with respect to specified intellectual property with options for exclusivity in North America and Europe subject to the performance of certain development milestones, with an academic entity, University of Washington (the “UW 2020 Agreement”). Under the UW 2020 Agreement, the Company also received a non-exclusive, worldwide license to use specific know-how and rights to sublicense for computationally designed nanoparticles and vaccines. The UW 2020 Agreement was amended in August 2020 and subsequently in May 2021. The Company’s rights and obligations under the UW 2020 Agreement as amended are subject to certain U.S. government rights, certain global access commitment rights for humanitarian purposes to BMGF, certain rights to Howard Hughes Medical Institute, and certain other limited rights retained by the University of Washington.

Under the UW 2020 Agreement as amended, the Company is required to use commercially reasonable efforts to meet certain specified development, sales and regulatory milestones related to the licensed products within specified time periods. The Company has agreed to pay a royalty of a low single digit percentage on net sales of all products applicable to the license. However, the Company will not be required to pay royalties on net sales of any licensed product under the UW 2020 Agreement as amended if the Company is required to pay royalties on net sales under the UW 2018 Agreement. Additional royalties would be due in connection with sublicenses and milestones. The Company’s royalty obligations continue for each licensed product for so long as licensed patent rights exist and have not expired, been revoked, lapsed, or held unenforceable.

The UW 2020 Agreement as amended will terminate when all licensed rights have been terminated and all obligations due to the University of Washington have been fulfilled, or the Company may terminate the entirety of the agreement upon written notice thereof to the University of Washington.

During the year ended December 31, 2020, the Company reimbursed the University of Washington for patent expenses under the UW 2018 Agreement and UW 2020 Agreement as amended of $139,000, which were expensed as incurred.

During the years ended December 31, 2019 and 2020, the Company did not incur any other fees or make any payments associated with the UW 2020 Agreement as amended.

7. Convertible Promissory Note

In August 2020, the Company issued a $6.5 million convertible promissory note (“Convertible Promissory Note”). The Convertible Promissory Note accrued interest at a rate of 6% a year with maturity date two years from issuance.

The Convertible Promissory Note could be converted or redeemed as follows (i) automatically converted in a qualified Series B financing transaction from which the Company would receive total gross proceeds of not less than $5.0 million at a conversion price equal to 85% of the per share price paid by investors for such securities, (ii) automatically converted upon initial public offering at a conversion price equal to 85% of the per share price off common stock in the initial public offering, (iii) optionally converted into Series A-3 preferred stock if a change in control, initial public offering, or qualified Series B financing had not occurred prior to the maturity date at a price equal to an amount determined by dividing $140 million by the fully diluted capitalization of the Company at the time of conversion, or (iv) repaid upon a change in control for an amount equal to the issue price plus accrued and unpaid interest or an amount as would have been payable if the noteholders had optionally converted into shares of Series A-3 preferred stock. The Convertible Promissory Note was converted in March 2021 in connection with the Series B financing.

The Convertible Promissory Note is accounted for in accordance with ASC 470-20, Debt with Conversion and Other Options (“ASC 470-20”) and ASC 815-15, Derivatives and Hedging - Embedded Derivatives (“ASC 815-15”). Under ASC 815-15, an feature is required to be bifurcated if all three conditions are met: (1) economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract, (2) the hybrid instrument is not remeasured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur, and (3) a separate instrument which the same terms as the derivative would be considered a derivative instrument subject to derivative accounting (the initial net investment for the hybrid instrument should not be considered to be the initial net investment for the derivative. The Company bifurcated certain features that were required to be accounted separately for as a single derivative. The initial fair value of this derivative of $1.8 million was recorded as a liability, and as a reduction to the carrying value of the Convertible Promissory Note. The Company also incurred approximately $36,000 of issuance costs related to the Convertible Promissory Note, which were also recorded as a reduction to the Convertible Promissory Note on the balance sheet.

The debt discount comprised of the initial fair value of the derivative liability and the issuance costs is amortized using the effective interest method over the two-year contractual term of the Convertible Promissory Note and presented as a direct reduction of the debt liability. The debt discount is being amortized at an effective interest rate of 23.8%.

Total Convertible Promissory Note consisted of the following as of (in thousands):

DECEMBER 31, 2020
Principal amount	$6,500
Discount related to the derivative liability and issuance costs	(1,553)

Net carrying amount of Convertible Promissory Note	$4,947

Interest expense incurred in connection with the Convertible Promissory Note consisted of the following for the year ended December 31 (in thousands):

DECEMBER 31, 2020
Coupon interest at 6%	$143
Accretion of discount and amortization of issuance costs	274

Total interest expense on Convertible Promissory Note	$417

On March 19, 2021, in connection with the closing of the Series B convertible preferred stock financing, the Convertible Promissory Note converted into 2,805,850 shares of Series B-2 convertible preferred stock.

8. Convertible Preferred Stock and Stockholders’ Deficit

Stockholders’ Deficit

Under the Amended and Restated Certificate of Incorporation dated August 15, 2019, the Company had a total of 132,039,749 shares of capital stock authorized for issuance, consisting of 78,000,000 shares of common stock, par value of $0.0001 per share, and 54,039,749 shares of convertible preferred stock, par value of $0.0001 per share.

Convertible Preferred Stock—Series 1

On December 15, 2017, the Company entered into a Series 1 convertible preferred stock purchase agreement. Under the agreement, the Company issued 1,000,000 shares of Series 1 convertible preferred stock (“Series 1”) at $1.00 per share for total proceeds of $1.0 million. Additional sales of Series 1 shares took place in February, March, April, and August 2018 and January 2019 for 885,000, 200,000, 250,000, 600,000 and 600,000 shares, respectively. Gross proceeds raised from all sales of Series 1 shares totaled $3.5 million.

Each share of Series 1 stock was convertible into new preferred stock based on a conversion price for a qualified financing determined by dividing (i) original issue price of $1.00 plus unpaid accrued dividends, which totaled $272,000 at conversion, by (ii) the lesser of 80% of the new preferred stock issue price or the conversion price.

In August 2019, upon completion of a qualified financing, all Series 1 shares and dividends declared during 2019 thereon of $272,000 were converted into Series A-2 convertible preferred stock (“Series A-2”). The fair value of the Series A-2 shares issued exceeded the carrying value of the Series 1 shares converted by $400,000, resulting in a $83,000 reduction of additional paid-in capital to zero and a $317,000 increase in accumulated deficit. Series A-2 shares were issued at an original issue price of $0.7692 per share. The $400,000 conversion benefit and $272,000 dividend each increased the 2019 net loss attributable to common stockholders and the 2019 net loss per share.

Convertible Preferred Stock—Series A-1

On August 15, 2019, the Company entered into a Series A convertible preferred stock purchase agreement (the “Series A Purchase Agreement”). Under the agreement, the Company issued 27,249,085 shares of Series A-1 convertible preferred stock (“Series A-1”), in an initial closing, at $0.9615 per share for total proceeds of $26.2 million.

The Series A Purchase Agreement provided for an additional closing for the Series A-1 purchasers for the issuance of 21,840,870 shares of Series A-1 preferred stock, at a purchase price of $0.9615 per share for aggregate cash proceeds of $21.0 million, to occur no later than April 1, 2021 upon the achievement of the Closing Milestones (as defined in the Series A Purchase Agreement) or a waiver of the Closing Milestones by the Company’s Board of Directors.

The Company determined that the right of the investors to purchase an additional number of shares of Series A-1 convertible preferred stock upon the achievement of the Closing Milestones, did not meet the definition of a freestanding financial instrument as the preferred shares issued at the initial closing and the future tranche right were not legally detachable and separately exercisable.

A milestone closing of 21,944,874 Series A-1 shares closed in February 2021, which was contingent on the Company achieving certain regulatory, research and development and operational milestones. With the milestone closing, the Company sold 21,944,874 shares of Series A-1 preferred stock for gross proceeds of $21.1 million.

Conversion

Each share of Series A-1 is convertible into common stock: (i) at the option of the holder, or (ii) automatically upon the closing of a public offering with a price to the public of at least $15.983 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Company’s common stock) for at least $50 million in gross proceeds. The conversion ratio of Series A-1 to common stock is currently one-for-4.1557, subject to adjustment upon any future stock splits or stock dividends, issuance of additional shares for less consideration, other distribution of payable in securities, or upon a reorganization, recapitalization, reclassification, merger or consolidation of the Company.

Dividends

The holders of the Series A-1 convertible preferred stock have preferential rights over common stockholders to non-cumulative dividends payable when declared by the Board, at the annual rate of $0.07692 per share. Dividends were not declared during 2019 or 2020.

Voting

Series A-1 stockholders are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted. In addition, the Series A-1 stockholders have certain rights whereby the Company is precluded from carrying out certain actions specified in the Company’s Amended and Restated Certificate of Incorporation without the approval of the holders of a majority of the Series A-1 shares.

Liquidation

Upon the occurrence of a liquidation event, the Series A-1 stockholders have preferential rights over common stockholders as to liquidation payments of their original issuance price of $0.9615 per share, plus any dividends declared and unpaid, on a pro rata, pari passu basis. Any additional distributions after the payment of the liquidation preferences of the Series A-1 shares and Series A-2 shares will be made to the holders of common stock on a pro rata basis.

Convertible Preferred Stock—Series A-2

Under the Series A Purchase Agreement, the Company also issued 4,929,794 shares of Series A-2 in 2019 with a fair value of $4.2 million (or $0.85 per share net of issuance cost of $57,000) upon conversion of Series 1 shares with a carrying value of $3.8 million (or $1.00 per share). The $400,000 difference between the fair value of Series A-2 and the carrying value of Series 1 was recorded as a $83,000 reduction to additional paid-in capital (bringing its balance to zero) with the remainder recorded as an increase to accumulated deficit.

Conversion

Each share of Series A-2 is convertible into common stock: (i) at the option of the holder, or (ii) automatically upon the closing of a public offering with a price to the public of at least $15.983 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Company’s common stock) for at least $50 million in gross proceeds. The conversion ratio of Series A-2 to common stock is currently one-for-4.1557, subject to adjustment.

Dividends

The holders of the Series A-2 convertible preferred stock have preferential rights over common stockholders to non-cumulative dividends payable when declared by the Board, at the annual rate of $0.061536 per share. Dividends were not declared during 2019 or 2020.

Voting

Series A-2 stockholders are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted.

Liquidation

Upon the occurrence of a liquidation event, the Series A-2 stockholders have preferential rights over common stockholders as to liquidation payments of their original issuance price of $0.7692 per share, plus any dividends declared and unpaid, on a pro rata, pari passu basis. Any additional distributions after the payment of the liquidation preferences of the Series A-1 shares and Series A-2 shares will be made to the holders of common stock on a pro rata basis.

Convertible Preferred Stock Classification

Redemption

The Series A-1 and A-2 convertible preferred stock is not explicitly redeemable at the option of the holder at a specified date in the future or at the option of the Company.

The Company’s convertible preferred stock has been classified as temporary equity on the accompanying balance sheet instead of in stockholders’ deficit in accordance with authoritative guidance for the classification and measurement of redeemable securities. Upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock can cause its redemption. The Company has determined not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such events would occur.

Common Stock

As of December 31, 2019 and 2020, of the 78,000,000 authorized shares of common stock, 2,580,600 and 3,596,936 shares were issued, respectively, and 1,901,656 and 2,639,026 shares were outstanding, respectively.

In December 2017, the Company entered into restricted stock purchase agreements and issued 3,413,872 shares of restricted common stock to members of management, and subject to repurchase by the Company. Any shares subject to repurchase by the Company are not deemed, for accounting purposes, to be outstanding until those shares vest. The management grants vested 20% upon issuance and the remaining 80% vest over 48 months in equal monthly installments. The grants provide for accelerated vesting upon a change in control or other contractually specified contingencies. In June 2018, 232,971 shares of the outstanding restricted shares were canceled, and the original proceeds were returned upon the departure of the founder. Given the early stage of the Company at the time of the grants, the value of all grants and the cash exchanged for the shares was de minimis.

In December 2017 and August 2018, the Company issued 77,418 and 192,276 shares, respectively of common stock to a university in connection with obtaining a licensing agreement. The shares issued to a university were fully vested upon issuance.

As of January 1, 2020, the Company had 2,347,629 shares of restricted common stock that had been issued to members of management at a price of $0.004 and 269,694 shares of common stock that had been issued to a university in connection with obtaining a licensing agreement.

At December 31, 2019 and 2020, 1,408,469 and 1,877,945 shares of the restricted common stock have vested, respectively. At December 31, 2020, 469,684 shares remaining subject to vesting conditions and are expected to vest by December 2021.

Common stock reserved for future issuance consisted of the following:

AS OF DECEMBER 31,
2020
Convertible preferred stock	13,028,793
Common stock options granted and outstanding	641,427
Shares available for issuance under the 2017 equity incentive plan	62,647

Total common stock reserved for future issuance	13,732,867

As of December 31, 2019 and 2020, the Company’s convertible preferred stock consisted of the following:

	SHARES AUTHORIZED AND DESIGNATED	SHARES ISSUED AND OUTSTANDING	SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION	AGGREGATE LIQUIDATION PREFERENCE	CARRYING VALUE
Series A-1	49,089,955	27,249,085	6,557,031	$26,200	$25,912
Series A-2	4,949,794	4,949,794	1,191,082	3,807	4,150

Total	54,039,749	32,198,879	7,748,113	$30,007	$30,062

Stock Options

In 2017, the Company established a stock option plan (the “Plan”) under which incentives may be granted to officers, employees, directors, consultants and advisors. Awards under the Plan may consist of restricted stock and incentive and non-qualified stock options to purchase shares of common stock of the Company.

The Plan is administered by the Board of Directors of the Company or a committee appointed by the Board of Directors, which determines the types of awards to be granted, including the number of shares subject to the awards, the exercise price and the vesting schedule. The number of shares of common stock, which may be granted under the Plan, shall not exceed 1,683,686. All existing grants are subject to a time-based vesting period which will generally be four years. On the first anniversary of the grant date of each existing grant, 25% of the grant will vest with the remaining 75% to vest in equal monthly installments over the remaining 36 months provided the participant has a continuing service relationship with the Company. Certain option and share awards provide for accelerated vesting if there is a change in control or if other contractually specified contingencies are met.

The term of stock options granted under the Plan cannot exceed ten years. Options shall not have an exercise price less than 100% of the fair market value of the Company’s common stock on the grant date, and generally vest over a period of four years.

A summary of the status of the options issued under the Plan as of December 31, 2020, and information with respect to the changes in options outstanding is as follows:

	OPTION POOL AVAILABLE FOR GRANT	OPTIONS OUTSTANDING	WEIGHTED- AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED- AVERAGE REMAINING CONTRACT TERM	AGGREGATE INTRINSIC VALUE
Outstanding at December 31, 2019	812,816	578,514	$0.84	9.80
Granted	(271,405)	271,405	0.84	—
Exercised (early)	—	(208,492)	0.84	—	($113,000)

Outstanding at December 31, 2020	541,411	641,427	$0.84	9.02	$347,000

Vested and expected to vest as of December 31, 2020		641,427	$0.84	9.02	$347,000

Vested and exercisable at December 31, 2020		112,294	$0.84	8.78	$61,000

Exercisable options in the table above reflect the number of options vested as of the date reported. The plan permits early exercises of options. Cash received for early exercise of unvested options is carried as an other noncurrent liability in the accompanying balance sheet and totaled $283,000 at December 31, 2020.

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying options and the estimate fair value of the Company’s common stock for all options that were in-the-money at December 31, 2020.

The weighted-average grant date fair value of employee option grants during the years ended December 31, 2019 and 2020 were $0.88 and $1.06 per share, respectively.

Stock-Based Compensation Expense

For the years ended December 31, 2019 and 2020, the Company recognized stock-based compensation expense of $72,000 and $257,000, respectively.

The Company recognizes compensation expense for options granted to employees and the board of directors based on their grant date fair value. During the year ended December 31, 2019, the Company granted 870,866 options, with a grant date fair value of $766,000. During the year ended December 31, 2020, the Company granted 271,405 options, with a grant date fair value of $287,000. The compensation expense is recognized over the vesting period of 4 years on a straight-line basis.

The fair value of each stock option granted was determined using the Black-Scholes option pricing model. The assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee and nonemployee stock option grants issued during years ended were as follows:

YEAR ENDED DECEMBER 31,
	2019	2020
Risk-free rate of interest	1.66% - 1.82%	0.3% - 1.4%
Expected term (years)	4 - 6.25 years	5.9 - 6.08 years
Expected stock price volatility	60.5% - 66.4%	80.2% - 86.4%
Dividend yield	—	—

As of December 31, 2020, the unrecognized compensation cost related to outstanding stock options was $749,000 and is expected to be recognized as expense over weighted-average period of approximately 2.8 years.

9. Income Taxes

The provision for income taxes differs from the amount expected by applying the federal statutory rates to the net loss before taxes as follows:

	YEAR ENDED DECEMBER 31,
	2019	2020
U.S. federal statutory income tax rate	21.0%	21.0%
Adjustments for tax effects of:
State income taxes, net of federal tax	0.6	0.6
Other permanent differences	(0.3)	(0.6)
Research and development tax credits	4.8	3.8
Research and development credit permanent adjustment	(1.0)	(1.3)
Uncertain tax positions	(1.6)	(1.0)
Change in valuation allowance	(23.5)	(22.5)

Effective income tax rate	—%	—%

The tax effects at December 31, 2019 and 2020, of the temporary differences and carryforwards that give rise to deferred tax assets and liabilities, are as follows (in thousands):

	AS OF DECEMBER 31,
	2019	2020
Deferred tax assets
Net operating loss carryforwards	$1,512	$4,549
Research and development credits	251	790
Deferred revenue	—	515
Other	108	226

Total deferred tax assets	1,871	6,080
Less: deferred tax liabilities	(45)	(3)
Less: valuation allowance	(1,826)	(6,077)

Net deferred tax assets	$—	$—

Due to the uncertainty surrounding the realization of deductible tax attributes in future tax returns, the Company has recorded a valuation allowance against its net deferred tax assets as of December 31, 2019 and 2020. Utilization of the net operating loss carryforwards is dependent on future taxable income. As such, realization is not assured, and a valuation allowance has been established.

The valuation allowance for deferred tax assets was approximately $6.1 million as of December 31, 2020, an increase of $4.3 million during the year ended December 31, 2020. The Company has total net operating loss carryforwards for U.S. federal income tax and state purposes of approximately $21.0 million and $2.2 million, respectively, as of December 31, 2020, which begin to expire in 2037 and 2039, respectively. Federal net operating losses generated after January 1, 2018 will be carried forward indefinitely. The Company has research and development tax credit carryforwards of approximately $1.0 million as of December 31, 2020, which begin to expire in 2037. Additionally, the Company has state research and development credit carryforwards of approximately $45,000 as of December 31, 2020, which carryforward indefinitely. The operating loss carryforwards and research and development tax credits may be limited due to a change in control in the Company’s ownership as defined by the Internal Revenue Code Sections 382 and 383.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted and signed into law in response to the COVID-19 pandemic. The CARES Act, among other things, included several significant provisions that impacted corporate taxpayers’ accounting for income taxes. The Company did record any qualitative or quantitative impacts as a result of the CARES Act.

The Company files income tax returns in the U.S. federal jurisdiction, California, Massachusetts, North Carolina and Montana. The Company is not currently under examination but is open to audit by the I.R.S. for tax years beginning in 2017.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for uncertain tax positions were as follows (in thousands):

	YEAR ENDED DECEMBER 31,
	2019	2020
Unrecognized tax benefits, beginning of year	$—	$84
Additions based on tax positions relating to current year	64	242
Additions based on tax positions relating to prior year	20	—
Reductions for positions of prior years	—	(63)

Unrecognized tax benefits, end of year	$84	263

10. Employee Savings Plan

The Company has a defined contribution 401(k) savings plan for those employees who meet minimum eligibility requirements. Under the terms of the plan, eligible employees may contribute up to 90% of their annual compensation to the plan, subject to Internal Revenue Service limitations. The Company may also, at its sole discretion, make contributions to the plan. The Company did not make any contributions to the plan during 2019 or 2020.

11. Subsequent Events

For purposes of the financial statements as of December 31, 2019 and 2020, and the years then ended, the Company evaluated subsequent events for recognition and measurement purposes through May 14, 2021, the date the financial statements were issued. Except as disclosed below, the Company has concluded that no events or transactions have occurred that require disclosure.

(a) Convertible Preferred Stock—Series A Milestone

As discussed in Note 8, the Company entered into the Series A Purchase Agreement in August 2019, which provided for an additional closing for the Series A-1 purchasers for the issuance of 21,840,870 shares of Series A-1 preferred stock, at a purchase price of $0.9615 per share for aggregate cash proceeds of $21.0 million, to occur no later than April 1, 2021 upon the achievement of the Closing Milestones or a waiver of the Closing Milestones by the Company’s Board of Directors. The milestone closing was contingent on the Company achieving certain regulatory, research and development and operational milestones. In February 2021, a milestone closing occurred at which the Company sold 21,944,874 shares of Series A-1 preferred stock for gross proceeds of $21.1 million.

(b) Series B Preferred Stock Purchase Agreement

On March 19, 2021, the Company entered into a preferred stock purchase agreement for the issuance of 35,764,462 shares of Series B preferred stock, $0.0001 par value per share. The Series B convertible preferred stock financing resulted in net cash proceeds of $92.5 million, net of $0.35 million in issuance costs from the sale of 32,958,612 shares of Series B-1 convertible preferred stock at a price of $2.82172 per share. In addition, the Convertible Promissory Note of $6.5 million that the Company issued in August 2020, including accrued interest as of the date of conversion of $0.2 million, was converted into 2,805,850 shares of Series B-2 convertible preferred stock on March 19, 2021 at 85% of the offering’s share price.

(c) Amended and Restated Certificate of Incorporation and Amendment to the Plan

On January 29, 2021, the Board of Directors adopted the Amended and Restated Certificate of Incorporation, under which there are 136,143,753 shares of capital stock authorized for issuance, consisting of 82,000,000 shares of common stock, par value of $0.0001 per share, and 54,143,753 shares of convertible preferred stock, par value of $0.0001 per share.

On January 29, 2021, the Company entered into an Amendment to the Plan and approved an increase of stock available for awards up to 3,179,042, which increased the pool by 1,495,355 shares.

In connection with the Series B issuance in March 2021, the Board of Directors adopted the Amended and Restated Certificate of Incorporation, under which there are 224,237,623 shares of capital stock authorized for issuance, consisting of 134,329,408 shares of common stock, par value $0.0001 per share, and 89,908,215 shares of convertible preferred stock, par value $0.0001 per share.

On March 19, 2021, the Company entered into Amendment to the Plan and approved an increase of stock available for awards up to 7,130,414, which increased the pool by 3,951,372 shares.

(d) Stock Options Granted

In January 2021, the Company granted options to purchase 1,220,750 shares of common stock at an exercise price of $1.04 per share. In April 2021, the Company granted options to purchase 2,901,327 shares of common stock at an exercise price of $5.90 per share. The estimated unrecognized stock-based compensation expense for these awards is approximately $21.0 million. This estimate is based upon the estimated fair value of the Company’s common stock as of each option’s grant date. For the purpose of recording stock-based compensation expense, the final fair value of options granted in or after April 2021 will take into account the Company’s reassessment of fair value based on subsequent sales of stock, including shares that may be sold as part of an initial public offering as well as subsequent operational developments. Therefore, estimated unrecognized stock-based compensation for such grants is subject to change.

(e) Grant Agreement Milestones

As discussed in Note 4, the Company received $2.7 million in restricted cash from the Bill and Melinda Gates Foundation Grant Agreement in February 2021.

In July 2021, the Company received the final $3.3 million in restricted cash from the Bill and Melinda Gates Foundation Grant Agreement.

(f) Reverse Stock Split

In July 2021, the Company effected a one-for-4.1557 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

ICOSAVAX, INC.

Condensed Balance Sheets

(Unaudited)

(in thousands, except share and par value data)

	DECEMBER 31, 2020	MARCH 31, 2021
	(Note 2)
Assets
Current assets:
Cash	$13,114	$121,878
Restricted cash	2,384	3,083
Prepaid expenses and other current assets	662	226

Total current assets	16,160	125,187
Property and equipment, net	10	143
Deferred offering costs	—	81

Total assets	$16,170	$125,411

Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$1,918	$1,777
Accrued and other current liabilities	1,532	788
Deferred revenue	2,384	3,083

Total current liabilities	5,834	5,648
Long-term convertible promissory note	4,947	—
Derivative liability	1,604	—
Other noncurrent liabilities	426	311

Total liabilities	12,811	5,959

Commitments and contingencies (Note 2)

Convertible preferred stock, $0.0001 par value; 54,039,749 and 89,908,215 shares authorized; 32,198,879 and 89,908,215 shares issued and outstanding; and $30,007 and $150,837 aggregate liquidation preference at December 31, 2020 and March 31, 2021, respectively	30,062	151,638

Stockholders’ deficit:
Common stock, $0.0001 par value; 78,000,000 and 134,329,408 shares authorized; 3,596,936 and 3,741,667 shares issued; and 2,639,026 and 2,891,776 shares outstanding as of December 31, 2020 and March 31, 2021, respectively	2	2
Additional paid-in capital	393	761
Accumulated deficit	(27,098)	(32,949)

Total stockholders’ deficit	(26,703)	(32,186)

Total liabilities, convertible preferred stock and stockholders’ deficit	$16,170	$125,411

See accompanying notes to financial statements

ICOSAVAX, INC.

Condensed Statements of Operations and Comprehensive Loss

(Unaudited)

(in thousands, except share data)

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Grant revenue	$—	$2,001
Operating expenses:
Research and development	$2,920	$5,553
General and administrative	612	1,091

Total operating expenses	3,532	6,644

Loss from operations	(3,532)	(4,643)
Other income (expense):
Change in fair value of derivative liability	—	(205)
Loss on extinguishment of convertible promissory note	—	(754)
Interest and other income (expense)	61	(249)

Total other income (expense)	61	(1,208)

Net loss and comprehensive loss	$(3,471)	$(5,851)

Net loss per share attributable to common stockholders, basic and diluted	$(1.76)	$(2.11)

Weighted-average shares of common stock outstanding, basic and diluted	1,976,305	2,769,962

See accompanying notes to financial statements

ICOSAVAX, INC.

Condensed Statements of Convertible Preferred Stock and Stockholders’ Deficit

(Unaudited)

(in thousands, except share amounts)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2019	32,198,879	$30,062	1,901,656	$1	$—	$(8,244)	$(8,243)
Shares released from restriction upon vesting of early-exercised stock options	—	—	25,641	—	1	—	1
Vesting of shares of restricted common stock	—	—	117,369	—	—	—	—
Stock-based compensation	—	—	—	—	54	—	54
Net loss and comprehensive loss	—	—	—	—	—	(3,471)	(3,471)

Balance at March 31, 2020	32,198,879	$30,062	2,044,666	$1	$55	$(11,715)	$(11,659)

	CONVERTIBLE PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2020	32,198,879	$30,062	2,639,026	$2	$393	$(27,098)	$(26,703)
Issuance of Series A-1 convertible preferred stock for cash of $0.9615 per share net of $95,000 in issuance costs	21,944,874	21,005	—	—	—	—	—
Issuance of Series B-1 convertible preferred stock for cash of $2.82172 per share net of $346,000 in issuance costs	32,958,612	92,654	—	—	—	—	—
Issuance of Series B-2 convertible preferred stock upon conversion of convertible note	2,805,850	7,917	—	—	—	—	—
Shares released from restriction upon vesting of early-exercised stock options	—	—	100,238	—	63	—	63
Exercise of common stock options	—	—	35,143	—	29	—	29
Vesting of shares of restricted common stock	—	—	117,369	—	—	—	—
Stock-based compensation	—	—	—	—	276	—	276
Net loss and comprehensive loss	—	—	—	—	—	(5,851)	(5,851)

Balance at March 31, 2021	89,908,215	$151,638	2,891,776	$2	$761	$(32,949)	$(32,186)

See accompanying notes to financial statements

ICOSAVAX, INC.

Condensed Statements of Cash Flows

(Unaudited)

(in thousands)

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Operating activities:
Net loss	$(3,471)	$(5,851)
Adjustments to reconcile net loss to cash used in operating activities:
Stock-based compensation	54	276
Depreciation	—	1
Non-cash interest expense	—	264
Change in fair value of derivative liability	—	205
Loss on extinguishment of convertible promissory note	—	754
Changes in operating assets and liabilities:
Prepaids and other current assets	(413)	436
Accounts payable	248	(205)
Accrued and other current liabilities	39	(761)
Deferred revenue	—	699

Net cash used in operating activities	(3,543)	(4,182)

Investing activities:
Purchases of property and equipment	(5)	(134)

Net cash used in investing activities	(5)	(134)

Financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	113,659
Proceeds from exercise of stock options, including early exercise	66	120

Net cash provided by financing activities	66	113,779

Net (decrease) increase in cash and restricted cash	(3,482)	109,463
Cash and restricted cash at beginning of period	23,079	15,498

Cash and restricted cash at end of period	$19,597	$124,961

Supplemental disclosure of cash flow information:
Conversion of convertible note (including accrued interest) and derivative liability for Series B-2 convertible preferred stock	—	7,917

Deferred offering costs included in accounts payable and accrued and other current liabilities	—	81

Issuance costs and amounts payable for convertible preferred stock included in accounts payable and accrued liabilities	—	163

See accompanying notes to financial statements

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1. Description of Business

Organization

Icosavax, Inc. (the “Company”) was incorporated in the state of Delaware on November 1, 2017, and is located in Seattle, Washington. The Company is focused on the research and development of vaccines against infectious diseases. The Company was founded on computationally designed virus-like particle technology, exclusively licensed for a variety of infectious disease indications from the Institute for Protein Design at the University of Washington.

The Company’s business involves inherent risks. These risks include, among others, dependence on key personnel, licensors and third-party service providers, patentability of the Company’s products and processes, and clinical efficacy of the Company’s products under development. Any of the technologies covering the Company’s existing products under development could become obsolete or diminished in value by discoveries and developments at other organizations.

Liquidity

The Company had an accumulated deficit of $32.9 million, cash of $121.9 million, and restricted cash of $3.1 million at March 31, 2021.

Management believes the Company has sufficient capital to execute its strategic plan and fund operations through at least the next twelve months from the date these condensed financial statements are issued.

The Company has devoted substantially all of its resources to organizing and staffing the Company, business planning, raising capital, in-licensing intellectual property rights, developing vaccines candidates, scaling up manufacturing of vaccine candidates, and preparing for its ongoing and planned preclinical studies and clinical trials. The Company has a limited operating history, and the sales and income potential of its business is unproven. The Company has incurred net losses and negative cash flows from operating activities since its inception and expects to continue to incur net losses into the foreseeable future as it continues the development of its vaccine candidates. From inception to March 31, 2021, the Company has funded its operations through the issuance of convertible promissory notes and sale of its convertible preferred stock.

As the Company continues to pursue its business plan, it expects to finance its operations through equity offerings, debt financings or other capital sources, including potential strategic collaborations, licenses, and other similar arrangements. However, there can be no assurance that any additional financing or strategic transactions will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it may need to delay, reduce or eliminate its product development or future commercialization efforts, which could have a material adverse effect on the Company’s business, results of operations or financial condition. The accompanying financial statements do not include any adjustments that might be necessary if the Company were unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements as of March 31, 2021 and for the three months ended March 31, 2020 and 2021 have been prepared in conformity with generally accepted accounting principles (“GAAP”) in the United States of America for interim financial information and pursuant to Article 10 of Regulation S-X of the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. These unaudited condensed financial statements include only normal and recurring adjustments that the Company believes are necessary to fairly state the Company’s financial position and the results of its operations and cash flows. The results for the three months ended March 31, 2021 are not necessarily indicative of the results expected for the full fiscal year or any subsequent interim period. The condensed balance sheet at December 31, 2020 has been derived from the audited financial statements at that date but does not include all disclosures required by GAAP for complete financial statements. Because all of the disclosures required by GAAP for complete financial statements are not included herein, these unaudited condensed financial statements and the notes accompanying them should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2020 included elsewhere in this Draft Registration Statement on Form S-1 to be filed with the Securities and Exchange Commission (“SEC”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The Company’s significant accounting policies are described in Note 2, “Summary of significant accounting policies,” of the Company’s audited financial statements for the year ended December 31, 2020 included elsewhere in this Draft Registration Statement on Form S-1 to be filed with the SEC. There have been no material changes to the significant accounting policies previously disclosed in those audited financial statements.

The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses, clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impact on local, regional, national and international markets. The Company has considered potential impacts arising from the COVID-19 pandemic and is not presently aware of any events or circumstances that would require the Company to update its estimates, judgments or revise the carrying value of its assets or liabilities.

Deferred Offering Costs

The Company has deferred offering costs consisting of legal, accounting and other fees and costs directly attributable to its planned IPO. The deferred offering costs will be offset against the proceeds received upon the completion of the planned IPO. In the event the planned IPO is terminated, all of the deferred offering costs will be expensed within the Company’s statements of operations and comprehensive loss. As of March 31, 2021, deferred offering costs of $81,000 were recorded within long-term assets on the balance sheet.

Fair Value of Financial Instruments

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

The carrying amounts of all cash, restricted cash, prepaid expenses and other assets, accounts payable, and accrued and other current liabilities are considered to be representative of their respective fair values due to their short maturities.

Derivative Liability, Convertible Notes Discount and Amortization

The Company’s convertible note (see Note 7) had conversion and redemption features that met the definition of an embedded derivative and were therefore subject to bifurcation and derivative accounting. The initial recognition of the fair value of the derivative resulted in a discount to the convertible note, with a corresponding derivative liability. The discount to the convertible note was amortized using the effective interest method. The amortization of the discount is included in interest and other income (expense) in the statements of operations and comprehensive loss. The derivative liability related to these features was recorded at estimated fair value and is remeasured on a recurring basis. Any changes in fair value are reflected as change in change in fair value of derivative liability in the statements of operations and comprehensive loss at each reporting date while such instruments were outstanding. The derivative liability was settled in March 2021 upon conversion of the underlying convertible note into Series B convertible preferred stock, resulting in a loss on extinguishment of convertible promissory note.

Liability for Early Exercise of Stock Options

Certain individuals were granted the ability to early exercise their stock options. The shares of common stock issued from the early exercise of unvested stock options are restricted and continue to vest in accordance with the original vesting schedule. The Company has the option to repurchase any unvested shares at the original purchase price upon any voluntary or involuntary termination. The shares purchased by the employees and non-employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding until those shares vest. The cash received in exchange for exercised and unvested shares related to stock options granted is recorded as a liability for the early exercise of stock options on the accompanying balance sheets and will be reclassified as common stock and additional paid-in capital as the shares vest. Unvested shares issued under early exercise provisions subject to repurchase by the Company totaled 488,226 and 541,180 shares as of December 31, 2020 and March 31, 2021, respectively. As of December 31, 2020 and March 31, 2021, the Company recorded $283,000 and $311,000, respectively, associated with shares issued with repurchase rights as other noncurrent liabilities in the accompanying condensed balance sheets.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has been incurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount the Company accrues the minimum amount in the range.

In the event the Company becomes subject to claims or suits arising in the ordinary course of business, the Company would accrue a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

The Company has not recorded any such liabilities at either December 31, 2020 or March 31, 2021.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted- average number of shares of common stock outstanding for the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock and common stock equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. The Company’s potentially dilutive securities include outstanding stock options under the Company’s equity incentive plan and have been excluded from the computation of diluted net loss per share as they would be anti-dilutive to the net loss per share. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

The following tables summarize the computation of the basic and diluted net loss per share (in thousands, except share and per share data):

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Numerator:
Net Loss	$(3,471)	$(5,851)

Denominator:
Weighted-average common shares outstanding, basic and diluted	3,461,031	3,674,126
Less: Weighted average unvested common stock	(1,484,726)	(904,164)

Weighted average shares used to compute net loss per share, basic and diluted	1,976,305	2,769,692

Net loss per share attributable to common stockholders, basic and diluted	$(1.76)	$(2.11)

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because their inclusion would be anti-dilutive.

	AS OF MARCH 31,
	2020	2021
Redeemable Series A convertible preferred stock	32,198,879	54,143,753
Redeemable Series B convertible preferred stock	—	35,764,462
Common stock options	583,152	1,717,446
Unvested common stock	1,423,228	849,884

Total	34,205,259	92,475,545

Segments

The Company has determined that it operates and manages one operating segment, which is the business of researching and developing vaccines against infectious diseases. The Company’s chief operating decision maker, its chief executive officer, reviews financial information on an aggregate basis for the purpose of allocating resources.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In December 2019, the FASB issued ASU 2019-12, Income Taxes—Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The new guidance simplifies the accounting for income taxes by removing several exceptions in the current standard and adding guidance to reduce complexity in certain areas, such as requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The new standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022 for all non-public entities, with early adoption permitted, and is effective for fiscal years beginning after December 15, 2020, including interim periods within those annual periods for public entities. Early adoption is permitted. The Company adopted ASU 2019-12 on January 1, 2021 and the standard did not have a material impact on its condensed financial statements and related disclosures.

There were no other significant updates to the recently issued accounting standards other than as disclosed herewith for the three months ended March 31, 2021. Although there are several other new accounting pronouncements issued or proposed by the FASB, the Company does not believe any of those accounting pronouncements have had or will have a material impact on its financial position or operating results.

3. Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2—Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

No transfers between levels have occurred during the periods presented.

The following table summarizes financial liabilities that the Company measured at fair value on a recurring basis, classified in accordance with the fair value hierarchy (in thousands):

		FAIR VALUE AT REPORT DATE MEASUREMENTS USING
	TOTAL	(LEVEL 1)	(LEVEL 2)	(LEVEL 3)
As of December 31, 2020:
Bifurcated derivative liability	$(1,604)	$—	$—	$(1,604)

There were no assets or liabilities measured at fair value on a recurring basis as of March 31, 2021.

As further described in Note 7, the Company issued a convertible promissory note in August 2020. The convertible promissory note contained certain features that met the definition of a derivative and were required to be bifurcated. The Company has accounted for these as a single derivative comprising all the features requiring bifurcation. The fair value of the derivative liability was estimated using a scenario-based analysis comparing the probability-weighted present value of the convertible promissory note payoff at maturity with and without the bifurcated features. The Company considered possible outcomes available to the noteholders, including various financing dissolution scenarios. In addition, the probabilities applied to various scenarios, the key unobservable inputs are the time to liquidity for each scenario, and the discount rate.

The following table summarizes information about the significant unobservable inputs used in the fair value measurements for the derivative liability:

	AUGUST 20, 2020	DECEMBER 31, 2020	MARCH 19, 2021
Probability of financing	90%	90%	100%
Probability of dissolution	10%	10%	—%
Time to liquidity (years)	0.83 - 1.33	0.50 - 1.00	—
Discount rate	11.9%	8.3%	7.6%

The Company adjusted the carrying value of the derivative liability within the convertible promissory note to the estimated fair value at each reporting date, with any related increases or decreases in the fair value recorded as change in fair value of derivative liability in the statements of operations and comprehensive loss.

For the period from January 1, 2020 to March 31, 2020 and for the three months ended March 31, 2020, there was no change in the fair value of the derivative liability recognized in the statements of operations and comprehensive loss.

For the period from January 1, 2021 to March 31, 2021 and for the three months ended March 31, 2021 the Company recognized $205,000 of other expense in the statements of operations and comprehensive loss related to increases in the fair value of the derivative liability.

On March 19, 2021, in connection with the closing of the Series B convertible preferred stock financing, the convertible promissory note (including accrued interest) and derivative liability converted into 2,805,850 shares of Series B-2 convertible preferred stock. As a result of the conversion, the Company recorded a loss on extinguishment of convertible promissory note of $754,000 in other expense in the statements of operations and comprehensive loss, which included the unamortized debt issuance costs.

The following table provides a reconciliation of the fair value of the derivative liability using Level 3 significant unobservable inputs (in thousands):

DERIVATIVE LIABILITY
Fair value at December 31, 2020	$(1,604)

Change in fair value of derivative liability (Note 7)	(205)
Reclassification of derivative liability into convertible preferred stock resulting from conversion of convertible promissory note	1,809

Fair value at March 31, 2021	$—

4. Grant Agreement

Bill & Melinda Gates Foundation Grant Agreement

In support of the Company’s development of a SARS-CoV-2 vaccine, in September 2020, the Company entered into the grant agreement (the “Grant Agreement”) with the Bill & Melinda Gates Foundation (“BMGF”), under which it was awarded a grant totaling up to $10.0 million (the “Grant”). The Grant supports development activities, including the Company’s regulatory filing preparations and planned Phase 1 clinical trial. Unless terminated earlier by BMGF, the Grant Agreement will continue in effect until March 31, 2022. The Company concurrently entered into a Global Access Commitments Agreement (“GACA”) with BMGF as part of the Grant Agreement. Under the terms of the GACA, among other things, the Company agreed to make a certain amount of a SARS-CoV-2 vaccine available and accessible at affordable pricing to people in certain low- and middle-income countries, if the vaccine is commercialized.

Payments received in advance that are related to future performance are deferred and recognized as revenue when the research and development activities are performed. Cash payments received under the Grant Agreement are restricted as to their use until eligible expenditures are incurred.

At both December 31, 2020 and March 31, 2021, the Company’s current restricted cash and deferred revenue balances on the balance sheet represent funds received from BMGF and its estimate of costs to be reimbursed and revenue to be recognized, respectively, in the next twelve months under the Grant Agreement.

During the three months ended March 31, 2020, no funding had been received from BMGF. During the three months ended March 31, 2021, the Company received $2.7 million from BMGF.

During the three months ended March 31, 2021, the Company recognized revenue from the Grant of $2.0 million and has recognized approximately $3.6 million in revenue since the inception of the agreement.

In July 2021, the Company received the final $3.3 million payment from the Grant Agreement.

5. Accrued and other current liabilities

Accrued and other current liabilities consist of the following (in thousands):

	DECEMBER 31, 2020	MARCH 31, 2021
Accrued taxes	$91	$—
Accrued vacation	137	208
Accrued bonus	696	245
Other accrued liabilities	608	335

Total accrued and other current liabilities	$1,532	$788

6. License Agreements

License Agreement with the National Institutes of Health

On June 28, 2018, the Company entered into a non-exclusive patent license agreement (the “NIH Agreement”) with a U.S. government entity, the National Institutes of Health, represented by National Institute of Allergy and Infectious Disease (“NIAID”). The NIH Agreement was amended in September 2018 and September 2020. Under the NIH Agreement, the Company obtained a non-exclusive, worldwide, royalty-bearing, sublicensable license under certain NIAID patent rights, and transfer of know-how and biological materials for use in adjuvanted or non-adjuvanted vaccines for the prevention, cure, or treatment of RSV and metapneumovirus infection in humans.

Under the NIH Agreement, the Company is required to use commercially reasonable efforts to meet certain specified development, sales and regulatory milestones related to the licensed products within specified time periods. In consideration of the rights granted to the Company under the NIH Agreement, the Company paid a licensing fee upon execution of the NIH Agreement of $100,000, and will pay annual minimum royalty payments starting in the second year after the initial sale of each licensed product which can be credited against any earned royalties due for sales made in the year. There are milestone payments due upon the completion of certain development, regulatory, and commercial milestones for the licensed products in the future. The Company is obligated to pay aggregate potential milestone payments of up to $2.1 million with respect to future development and regulatory based milestones, and up to $6.5 million with respect to future sales milestones following commercialization. Additionally, the Company has agreed to pay a tiered royalty of a low single digit percentage on net sales of all products applicable to the license. Additional royalties would be due in connection with sublicenses. The Company’s royalty obligations continue for each licensed product for so long as licensed patent rights exist and have not expired, been revoked, lapsed, or held unenforceable.

The NIH Agreement will terminate upon the last expiration of the patent rights or the Company may terminate the entirety of the agreement upon discontinuation of development or sales of licensed products and provision of written notice thereof to NIH.

During the three months ended March 31, 2020 and 2021, the Company paid $0 and $25,000, respectively, in fees associated with the license, which were recorded as research and development expenses.

License Agreements with University of Washington

On June 29, 2018, the Company entered into an exclusive license agreement with an academic entity, University of Washington (the “UW 2018 Agreement”), for an exclusive license to covered intellectual property, a non-exclusive, worldwide license to use licensed know-how, and rights to sublicense for computationally designed nanoparticles and vaccines. The UW 2018 Agreement was amended in June 2019 and again in November 2020. The Company’s rights and obligations under the UW 2018 Agreement are subject to certain U.S. government rights, certain global access commitment rights for humanitarian purposes to BMGF, certain rights to Howard Hughes Medical Institute, and certain other limited rights retained by University of Washington.

The Company issued 192,276 shares of common stock on August 1, 2018 in exchange for the UW 2018 Agreement’s exclusive license. The shares issued were recorded at their estimated fair value, which is de minimis, with the related expense classified as research and development in 2018.

Under the UW 2018 Agreement, the Company is required to use commercially reasonable efforts to meet certain specified development, sales and regulatory milestones related to the licensed products within specified time periods. In consideration of the rights granted to the Company under the UW 2018 Agreement, the Company is required to pay an annual maintenance fee in the mid four figures starting in 2020. Additionally, the Company is required to pay minimum annual royalties following the first year after commercial sale of each licensed product. There are milestone payments due upon the completion of certain development, regulatory, and commercial milestones for licensed products in the future. The aggregate potential milestone payments for future development, regulatory, and sales-based milestones are $1.35 million per indication, up to a maximum of $6.75 million in total milestone payments. Additionally, the Company has agreed to pay a royalty of a low single digit percentage on net sales of all licensed products. Additional royalties would be due in connection with sublicenses and milestones. The Company’s royalty obligations continue for each licensed product for so long as licensed patent rights exist and have not expired, been revoked, lapsed, or held unenforceable.

The UW 2018 Agreement will terminate when all licensed rights have been terminated and all obligations due to the University of Washington have been fulfilled, or the Company may terminate the entirety of the agreement upon written notice thereof to the University of Washington.

During the three months ended March 31, 2020 and 2021, the Company did not make any payments associated with the license.

On July 2, 2020, the Company entered into a non-exclusive license agreement with respect to specified intellectual property with options for exclusivity in North America and Europe subject to the performance of certain development milestones, with an academic entity, University of Washington (the “UW 2020 Agreement”). Under the UW 2020 Agreement, the Company also received a non-exclusive, worldwide license to use specific know-how and rights to sublicense for computationally designed nanoparticles and vaccines. The UW 2020 Agreement was amended in August 2020 and subsequently in May 2021. The Company’s rights and obligations under the UW 2020 Agreement as amended are subject to certain U.S. government rights, certain global access commitment rights for humanitarian purposes to BMGF, certain rights to Howard Hughes Medical Institute, and certain other limited rights retained by the University of Washington.

Under the UW 2020 Agreement as amended, the Company is required to use commercially reasonable efforts to meet certain specified development, sales and regulatory milestones related to the licensed products within specified time periods. The Company has agreed to pay a royalty of a low single digit percentage on net sales of all products applicable to the license. However, the Company will not be required to pay royalties on net sales of any licensed product under the UW 2020 Agreement as amended if the Company is required to pay royalties on net sales under the UW 2018 Agreement. Additional royalties would be due in connection with sublicenses and milestones. The Company’s royalty obligations continue for each licensed product for so long as licensed patent rights exist and have not expired, been revoked, lapsed, or held unenforceable.

The UW 2020 Agreement as amended will terminate when all licensed rights have been terminated and all obligations due to the University of Washington have been fulfilled, or the Company may terminate the entirety of the agreement upon written notice thereof to the University of Washington.

During the three months ended March 31, 2020 and 2021, the Company reimbursed the University of Washington for patent expenses under the UW 2018 Agreement and UW 2020 Agreement as amended of $43,000 and $27,000, respectively, which were expensed as incurred.

During the three months ended March 31, 2020 and 2021, the Company did not incur any other fees or make any payments associated with the UW 2020 Agreement as amended.

7. Convertible Promissory Note

In August 2020, the Company issued a $6.5 million convertible promissory note (“Convertible Promissory Note”). The Convertible Promissory Note accrued interest at a rate of 6% a year with maturity date two years from issuance.

The Convertible Promissory Note could be converted or redeemed as follows (i) automatically converted in a qualified Series B financing transaction from which the Company would receive total gross proceeds of not less than $5.0 million at a conversion price equal to 85% of the per share price paid by investors for such securities, (ii) automatically converted upon initial public offering at a conversion price equal to 85% of the per share price off common stock in the initial public offering, (iii) optionally converted into Series A-3 preferred stock if a change in control, initial public offering, or qualified Series B financing had not occurred prior to the maturity date at a price equal to an amount determined by dividing $140 million by the fully diluted capitalization of the Company at the time of conversion, or (iv) repaid upon a change in control for an amount equal to the issue price plus accrued and unpaid interest or an amount as would have been payable if the noteholders had optionally converted into shares of Series A-3 preferred stock. The Convertible Promissory Note was converted in March 2021 in connection with the Series B financing.

The Convertible Promissory Note is accounted for in accordance with ASC 470-20, Debt with Conversion and Other Options (“ASC 470-20”) and ASC 815-15, Derivatives and Hedging - Embedded Derivatives (“ASC 815-15”). Under

ASC 815-15, an embedded feature is required to be bifurcated if all three conditions are met: (1) economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract, (2) the hybrid instrument is not remeasured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur, and (3) a separate instrument which the same terms as the embedded derivative would be considered a derivative instrument subject to derivative accounting (the initial net investment for the hybrid instrument should not be considered to be the initial net investment for the embedded derivative. The Company bifurcated certain features that were required to be accounted separately for as a single embedded derivative. The initial fair value of this derivative of $1.8 million was recorded as a liability, and as a reduction to the carrying value of the Convertible Promissory Note. The Company also incurred approximately $36,000 of issuance costs related to the Convertible Promissory Note, which were also recorded as a reduction to the Convertible Promissory Note on the balance sheet.

The debt discount comprised of the initial fair value of the derivative liability and the issuance costs were amortized using the effective interest method over the two-year contractual term of the Convertible Promissory Note and presented as a direct reduction of the debt liability. The debt discount was being amortized at an effective interest rate of 23.8%.

Interest expense incurred in connection with the Convertible Promissory Note consisted of the following (in thousands):

	YEAR ENDED DECEMBER 31, 2020	THREE MONTHS ENDED MARCH 31, 2021
Coupon interest at 6%	$143	$86
Accretion of discount and amortization of issuance costs	274	178

Total interest expense on Convertible Promissory Note	$417	$264

On March 19, 2021, in connection with the closing of the Series B convertible preferred stock financing, the convertible promissory note (including accrued interest) and derivative liability converted into 2,805,850 shares of Series B-2 convertible preferred stock at an issuance price of $2.39846 per share. As a result of the conversion, the Company recorded a loss on extinguishment of convertible promissory note of $0.8 million in other expense in the statements of operations and comprehensive loss for the three months ended March 31, 2021, which included the unamortized debt issuance costs.

8. Convertible Preferred Stock and Stockholders’ Deficit

Stockholders’ Deficit

Under the Amended and Restated Certificate of Incorporation dated March 19, 2021, the Company had a total of 224,237,623 shares of capital stock authorized for issuance, consisting of 134,329,408 shares of common stock, par value of $0.0001 per share, and 89,908,215 shares of convertible preferred stock, par value of $0.0001 per share.

Convertible Preferred Stock—Series A-1

On August 15, 2019, the Company entered into a Series A convertible preferred stock purchase agreement (the “Series A Purchase Agreement”). Under the agreement, the Company issued 27,249,085 shares of Series A-1 convertible preferred stock (“Series A-1”), in an initial closing, at $0.9615 per share for total proceeds of $26.2 million.

The Series A Purchase Agreement provided for an additional closing for the Series A-1 purchasers for the issuance of 21,840,870 shares of Series A-1 preferred stock, at a purchase price of $0.9615 per share for aggregate cash proceeds of $21.0 million, to occur no later than April 1, 2021 upon the achievement of the Closing Milestones (as defined in the Series A Purchase Agreement) or a waiver of the Closing Milestones by the Company’s Board of Directors.

The Company determined that the right of the investors to purchase an additional number of shares of Series A-1 convertible preferred stock upon the achievement of the Closing Milestones, did not meet the definition of a freestanding financial instrument as the preferred shares issued at the initial closing and the future tranche right were not legally detachable and separately exercisable.

A milestone closing of 21,944,874 Series A-1 shares closed in February 2021, which was contingent on the Company achieving certain regulatory, research and development and operational milestones. With the milestone closing, the Company sold 21,944,874 shares of Series A-1 preferred stock for gross proceeds of $21.1 million.

Conversion

Each share of Series A-1 is convertible into common stock: (i) at the option of the holder, or (ii) automatically upon the closing of a public offering with a price to the public of at least $17.58933 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Company’s common stock) for at least $50 million in gross proceeds. The conversion ratio of Series A-1 to common stock is currently one-for-4.1557, subject to adjustment upon any future stock splits or stock dividends, issuance of additional shares for less consideration, other distribution of payable in securities, or upon a reorganization, recapitalization, reclassification, merger or consolidation of the Company.

Dividends

The holders of the Series A-1 convertible preferred stock have preferential rights over common stockholders to non-cumulative dividends payable when declared by the Board, at the annual rate of $0.07692 per share. Dividends were not declared during the year ended December 31, 2020 or the three months ended March 31, 2021.

Voting

Series A-1 stockholders are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted. In addition, the Series A-1 stockholders have certain rights whereby the Company is precluded from carrying out certain actions specified in the Company’s Amended and Restated Certificate of Incorporation without the approval of the holders of a majority of the Series A-1 shares.

Liquidation

Upon the occurrence of a liquidation event, the Series A-1 stockholders have preferential rights over common stockholders as to liquidation payments of their original issuance price of $0.9615 per share, plus any dividends declared and unpaid, on a pro rata, pari passu basis. Any additional distributions after the payment of the liquidation preferences of the Series A-1 shares and Series A-2 shares will be made to the holders of common stock on a pro rata basis.

Convertible Preferred Stock—Series A-2

Under the Series A Purchase Agreement, the Company also issued 4,929,794 shares of Series A-2 in 2019 with a fair value of $4.2 million (or $0.85 per share net of issuance cost of $57,000) upon conversion of Series 1 shares with a carrying value of $3.8 million (or $1.00 per share). The $400,000 difference between the fair value of Series A-2 and the carrying value of Series 1 was recorded as a $83,000 reduction to additional paid-in capital (bringing its balance to zero) with the remainder recorded as an increase to accumulated deficit.

Conversion

Each share of Series A-2 is convertible into common stock: (i) at the option of the holder, or (ii) automatically upon the closing of a public offering with a price to the public of at least $17.58933 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Company’s common stock) for at least $50 million in gross proceeds. The conversion ratio of Series A-2 to common stock is currently one-for-4.1557, subject to adjustment.

Dividends

The holders of the Series A-2 convertible preferred stock have preferential rights over common stockholders to non-cumulative dividends payable when declared by the Board, at the annual rate of $0.061536 per share. Dividends were not declared during the year ended December 31, 2020 or the three months ended March 31, 2021.

Voting

Series A-2 stockholders are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted.

Liquidation

Upon the occurrence of a liquidation event, the Series A-2 stockholders have preferential rights over common stockholders as to liquidation payments of their original issuance price of $0.7692 per share, plus any dividends declared and unpaid, on a pro rata, pari passu basis. Any additional distributions after the payment of the liquidation preferences of the Series A-1 shares and Series A-2 shares will be made to the holders of common stock on a pro rata basis.

Convertible Preferred Stock—Series B

On March 19, 2021, the Company entered into a preferred stock purchase agreement for the issuance of 35,764,462 shares of Series B preferred stock, $0.0001 par value per share. The Series B convertible preferred stock financing resulted in net cash proceeds of $92.7 million, net of $0.35 million in issuance costs from the sale of 32,958,612 shares of Series B-1 convertible preferred stock at a price of $2.82172 per share. In addition, the Convertible Promissory Note of $6.5 million that the Company issued in August 2020, including accrued interest as of the date of conversion of $0.2 million, was converted into 2,805,850 shares of Series B-2 convertible preferred stock on March 19, 2021 at 85% of the offering’s share price.

Conversion

Each share of Series B is convertible into common stock: (i) at the option of the holder, or (ii) automatically upon the closing of a public offering with a price to the public of at least $17.58933 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Company’s common stock) for at least $50 million in gross proceeds. The conversion ratio of Series B to common stock is currently one-for-4.1557, subject to adjustment upon any future stock splits or stock dividends, issuance of additional shares for less consideration, other distribution of payable in securities, or upon a reorganization, recapitalization, reclassification, merger or consolidation of the Company.

Dividends

The holders of the Series B convertible preferred stock have preferential rights over common stockholders to non-cumulative dividends payable when declared by the Board, at the annual rate of $0.2257376 per share for Series B-1 and $0.1918768 per share for Series B-2. Dividends were not declared during the three months ended March 31, 2021.

Voting

Series B stockholders are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted. In addition, the Series B stockholders have certain rights whereby the Company is precluded from carrying out certain actions specified in the Company’s Amended and Restated Certificate of Incorporation without the approval of the holders of a majority of the Series B shares.

Liquidation

Upon the occurrence of a liquidation event, the Series B stockholders have preferential rights over common stockholders as to liquidation payments of their original issuance price of $2.82172 per share, plus any dividends declared and unpaid, on a pro rata, pari passu basis. Any additional distributions after the payment of the liquidation preferences of the Series B shares will be made to the holders of common stock on a pro rata basis.

Convertible Preferred Stock Classification

Redemption

The Series A and B convertible preferred stock is not explicitly redeemable at the option of the holder at a specified date in the future or at the option of the Company.

The Company’s convertible preferred stock has been classified as temporary equity on the accompanying balance sheet instead of in stockholders’ deficit in accordance with authoritative guidance for the classification and measurement of redeemable securities. Upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock can cause its redemption. The Company has determined not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such events would occur.

Common Stock

As of December 31, 2020 and March 31, 2021, of the 78,000,000 and 134,329,408 authorized shares of common stock, respectively, 3,596,936 and 3,741,667 shares were issued, respectively, and 2,639,026 and 2,891,776 shares were outstanding, respectively.

In December 2017, the Company entered into restricted stock purchase agreements and issued 2,580,600 shares of restricted common stock to members of management, and subject to repurchase by the Company. Any shares subject to repurchase by the Company are not deemed, for accounting purposes, to be outstanding until those shares vest. The management grants vested 20% upon issuance and the remaining 80% vest over 48 months in equal monthly installments. The grants provide for accelerated vesting upon a change in control or other contractually specified contingencies. In June 2018, 968,158 shares of the outstanding restricted shares were canceled, and the original proceeds were returned upon the departure of the founder. Given the early stage of the Company at the time of the grants, the value of all grants and the cash exchanged for the shares was de minimis.

In December 2017 and August 2018, the Company issued 77,418 and 192,276 shares, respectively of common stock to a university in connection with obtaining a licensing agreement. The shares issued to a university were fully vested upon issuance.

As of December 31, 2020 and March 31, 2021, the Company had 2,347,629 shares of restricted common stock that had been issued to members of management at a price of $0.004 and 269,694 shares of common stock that had been issued to a university in connection with obtaining a licensing agreement.

At December 31, 2020 and March 31, 2021, 1,877,945 and 1,995,314 shares of the restricted common stock have vested, respectively. At March 31, 2021, 352,144 shares remain subject to vesting conditions and are expected to vest by December 2021.

Common stock reserved for future issuance consisted of the following:

AS OF MARCH 31, 2021
Convertible preferred stock	21,634,898
Common stock options granted and outstanding	1,717,446
Shares available for issuance under the 2017 equity incentive plan	4,288,604

Total common stock reserved for future issuance	27,640,948

As of December 31, 2020, the Company’s convertible preferred stock consisted of the following:

	SHARES AUTHORIZED AND DESIGNATED	SHARES ISSUED AND OUTSTANDING	SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION	AGGREGATE LIQUIDATION PREFERENCE	CARRYING VALUE
Series A-1	49,089,955	27,249,085	6,557,031	$26,200	$25,912
Series A-2	4,949,794	4,949,794	1,191,082	3,807	4,150

Total	54,039,749	32,198,879	7,748,113	$30,007	$30,062

As of March 31, 2021, the Company’s convertible preferred stock consisted of the following:

	SHARES AUTHORIZED AND DESIGNATED	SHARES ISSUED AND OUTSTANDING	SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION	AGGREGATE LIQUIDATION PREFERENCE	CARRYING VALUE
Series A-1	49,193,959	49,193,959	11,837,711	$47,300	$46,917
Series A-2	4,949,794	4,949,794	1,191,082	3,807	4,150
Series B-1	32,958,612	32,958,612	7,930,924	93,000	92,654
Series B-2	2,805,850	2,805,850	675,181	6,730	7,917

Total	89,908,215	89,908,215	21,634,898	$150,837	$151,638

Stock Options

In 2017, the Company established a stock option plan (the “Plan”) under which incentives may be granted to officers, employees, directors, consultants and advisors. Awards under the Plan may consist of restricted stock and incentive and non-qualified stock options to purchase shares of common stock of the Company.

The Plan is administered by the Board of Directors of the Company or a committee appointed by the Board of Directors, which determines the types of awards to be granted, including the number of shares subject to the awards, the exercise price and the vesting schedule. The number of shares of common stock, which may be granted under the Plan, shall not exceed 7,130,414. All existing grants are subject to a time-based vesting period which will generally be four years. On the first anniversary of the grant date of each existing grant, 25% of the grant will vest with the remaining 75% to vest in equal monthly installments over the remaining 36 months provided the participant has a continuing service relationship with the Company. Certain option and share awards provide for accelerated vesting if there is a change in control or if other contractually specified contingencies are met.

The term of stock options granted under the Plan cannot exceed ten years. Options shall not have an exercise price less than 100% of the fair market value of the Company’s common stock on the grant date, and generally vest over a period of four years.

A summary of the status of the options issued under the Plan as of March 31, 2021, and information with respect to the changes in options outstanding is as follows:

	OPTION POOL AVAILABLE FOR GRANT	OPTIONS OUTSTANDING	WEIGHTED- AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED- AVERAGE REMAINING CONTRACT TERM	AGGREGATE INTRINSIC VALUE
Outstanding at December 31, 2020	541,411	641,427	$0.83	9.02
Authorized increase in plan shares	5,446,716	—	—	—
Granted	(1,220,750)	1,220,750	1.04	—
Exercised (including early)	—	(144,731)	0.83	—	$(511,000)

Outstanding at March 31, 2021	4,767,377	1,717,446	$1.00	9.55	$8,454,000

Vested and expected to vest as of March 31, 2021		1,717,446	$1.00	9.55	$8,454,000

Vested and exercisable at March 31, 2021		111,141	$0.83	8.75	$564,000

Exercisable options in the table above reflect the number of options vested as of the date reported. The plan permits early exercises of options. Cash received for early exercise of unvested options is carried as an other noncurrent liability in the accompanying balance sheet and totaled $311,000 at March 31, 2021.

The aggregate intrinsic value in the table above is calculated as the difference between the exercise price of the underlying options and the estimate fair value of the Company’s common stock for all options that were in-the-money at March 31, 2021.

The weighted-average grant date fair value of employee option grants during the three months ended March 31, 2021 was $3.83 per share.

Stock-Based Compensation Expense

Stock-based compensation expense for all equity awards has been reported in the statements of operations and comprehensive loss as follows:

	THREE MONTHS ENDED MARCH 31,
	2020	2021
Research and development	$26,000	$113,000
General and administrative	28,000	163,000

Total	$54,000	$276,000

The Company recognizes compensation expense for options granted to employees and the board of directors based on their grant date fair value. During the three months ended March 31,2020, the Company granted 84,221 options, with a grant date fair value of $88,000. During the three months ended March 31, 2021, the Company granted 1,220,750 options, with a grant date fair value of $4,679,000. The compensation expense is recognized over the vesting period of 4 years on a straight-line basis.

The fair value of each stock option granted was determined using the Black-Scholes option pricing model. The assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee and nonemployee stock option grants issued during years ended were as follows:

THREE MONTHS ENDED MARCH 31,
	2020	2021
Risk-free rate of interest	1.25% - 1.40%	0.53% - 0.64%
Expected term (years)	6.08 years	5.48 - 6.12 years
Expected stock price volatility	80.2% - 80.3%	86.0% - 87.9%
Dividend yield	—	—

As of March 31, 2021, the unrecognized compensation cost related to outstanding stock options was $5.2 million and is expected to be recognized as expense over a weighted-average period of approximately 3.5 years.

9. Income Taxes

There was no provision for income taxes recorded during the three months ended March 31, 2020 or 2021. The Company’s deferred tax assets continue to be reduced by a full valuation allowance.

10. Employee Savings Plan

The Company has a defined contribution 401(k) savings plan for those employees who meet minimum eligibility requirements. Under the terms of the plan, eligible employees may contribute up to 90% of their annual compensation to the plan, subject to Internal Revenue Service limitations. The Company may also, at its sole discretion, make contributions to the plan. The Company did not make any contributions to the plan during the three months ended March 31, 2020 or 2021.

11. Subsequent Events

For purposes of the unaudited condensed financial statements as of March 31, 2021 and for the three months then ended, the Company has evaluated the subsequent events through July 22, 2021, the date the unaudited condensed financial statements were issued. Except as disclosed below, the Company has concluded that no events or transactions have occurred that require disclosure.

Stock Options Granted

In April 2021, the Company granted options to purchase 2,901,327 shares of common stock at an exercise price of $5.90 per share. In May and June 2021, the Company granted options to purchase 512,545 shares of common stock at an exercise price of $7.44 per share. The estimated unrecognized stock-based compensation expense for these awards is at least $20.8 million. This estimate is based upon the estimated fair value of the Company’s common stock as of each option’s grant date. For the purpose of recording stock-based compensation expense, the final fair value of options granted in or after April 2021 will take into account the Company’s reassessment of fair value based on subsequent sales of stock, including shares that may be sold as part of an initial public offering as well as subsequent operational developments. Therefore, estimated unrecognized stock-based compensation for such grants is subject to change.

License Agreement with the University of Texas

In June 2021, the Company entered into an exclusive patent license agreement with an academic entity, the University of Texas at Austin (the “UT Agreement”). Under the UT Agreement, the Company obtained an exclusive, worldwide, royalty-bearing, sublicensable license under certain patent rights, to use licensed know-how for prevention, cure, amelioration or treatment of respiratory disease caused by metapneumovirus infection in all vaccine fields, excluding mRNA-based vaccines.

The Company is obligated to pay aggregate potential milestone payments of up to $775,000 with respect to future development and regulatory based milestones, and up to $3.75 million with respect to future sales milestones following commercialization for each licensed product for so long as licensed patent rights exist and have not expired, been revoked, lapsed, or held unenforceable.

The UT Agreement will terminate upon the last expiration of the patent rights or the Company may terminate the entirety of the agreement upon written notice thereof to the University of Texas at Austin.

Grant Agreement Milestone

As discussed in Note 4, the Company received the final $3.3 million in restricted cash from the Grant Agreement with BMGF in July 2021.

Reverse stock split

In July 2021, the Company effected a one-for-4.1557 reverse stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company’s preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratios.

12,133,333 Shares

Common Stock

PROSPECTUS

Jefferies	Cowen	Evercore ISI	William Blair

July 28, 2021